Exhibit 99.1

ASR Nederland N.V. Financial statements 7.1 Introduction 2 7.2 Consolidated financial statements 3 7.3 Accounting policies 10 7.4 Group structure and segment information 31 7.5 Notes to the consolidated balance sheet 44 7.6 Notes to the consolidated income statement 87 7.7 Other notes 95 7.8 Risk management 112 7.9 Capital management 142 7.10 Operating result 146 7.11 Company financial statements 149

Annual Report 2024 ASR Nederland N.V. 2 7.1 Introduction 7.1.1 General information ASR Nederland N.V. (a.s.r. or ‘the Group’) is one of the largest insurers in the Netherlands. a.s.r. helps its customers share risks and build up capital for the future. a.s.r. does this with services and products that are good for ‘Nu, later en altijd’, in the fields of insurance, pensions, and mortgages for customers, businesses and employers. a.s.r. is also active as an asset manager for third parties. In 2024, a.s.r. sold insurance products under the following labels: a.s.r., Aegon, and Loyalis. a.s.r. is listed on Euronext Amsterdam and is included in the AEX index. a.s.r. has a total of 7,373 internal FTE’s (2023: 7,994 of which 7,556 excluding Knab). a.s.r. is a public limited company under Dutch law having its registered office located at Archimedeslaan 10, 3584 BA inUtrecht, the Netherlands. Country of incorporation is the Netherlands. a.s.r. has chosen the Netherlands as ‘country of origin’ (land van herkomst) for the issued share capital and some corporate bonds which are listed on Euronext Amsterdam and Euronext Dublin (Ticker: ASRNL). a.s.r. is registered under number 30070695 in the register of the Chamber of Commerce. The consolidated financial statements are presented in euros (€), being the functional currency of a.s.r. and all its group entities. All amounts quoted in these financial statements are in euros and rounded to the nearest million, unless otherwise indicated. Calculations are made using unrounded figures. As a result rounding differences can occur. These statements have been prepared on a going concern basis. The financial statements for 2024 were authorised for issue by the Executive Board (EB) and approved by the Supervisory Board (SB) on 25 March 2025. The financial statements 2024 will be presented to the Annual General Meeting (AGM) of Shareholders for adoption on 21 May 2025. 7.1.2 Statement of compliance The consolidated financial statements of a.s.r. have been prepared in accordance with IFRS – including the International Accounting Standards (IAS) and Interpretations – as adopted by the EU (EU-IFRS), and with the financial reporting requirements included in Title 9, Book 2 of the Dutch Civil Code, where applicable. a.s.r.’s interpretation of EU-IFRS is included in the a.s.r. accounting manual. The accounting policies included in section 7.3 are a summary of the relevant accounting policies of the a.s.r. accounting manual. a.s.r. applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS. EU-IFRS differs from International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (IFRS). Under EU-IFRS, a.s.r. applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS. This is the only difference between EU-IFRS as applied by a.s.r. and IFRS. Pursuant to the options offered by Section 362, Book 2 of the Dutch Civil Code, a.s.r. has prepared its company financial statements in accordance with the same principles as those used for the consolidated financial statements. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

Annual Report 2024 ASR Nederland N.V. 3

7.2 Consolidated financial statements

7.2.1 Consolidated balance sheet

Consolidated balance sheet

(in € millions and before profit appropriation)	Note	31 December 2024	31 December 2023 (restated)
Intangible assets	7.5.1	592	649
Property, plant and equipment	7.5.2	676	732
Investment property	7.5.3	3,364	3,051
Associates and joint ventures at equity method	7.5.4	457	426
Investments	7.5.5	80,593	90,006
Investments related to direct participating insurance contracts	7.5.6	33,025	30,352
Derivatives	7.5.7	11,767	12,907
Deferred tax assets	7.5.8	101	636
Reinsurance contract assets	7.5.13	485	501
Other assets	7.5.9	3,342	3,598
Cash and cash equivalents	7.5.10	4,194	7,910
Total assets		**138,595**	**150,768**

(in € millions and before profit appropriation)	Note	31 December 2024	31 December 2023 (restated)
Share capital	7.5.11.1	34	34
Share premium reserve	7.5.11.2	4,070	4,070
Unrealised gains and losses	7.5.11.3	432	383
Actuarial gains and losses	7.5.11.4	-175	-288
Retained earnings		4,528	4,147
Treasury shares	7.5.11.5	-109	-7
Equity attributable to shareholders		**8,779**	**8,339**
Other equity instruments	7.5.11.6	1,007	1,004
Equity attributable to holders of equity instruments		**9,786**	**9,342**
Non-controlling interests		47	35
Total equity		**9,833**	**9,377**
Subordinated liabilities	7.5.12	2,007	2,005
Insurance contract liabilities	7.5.13	64,267	63,302
Liabilities arising from direct participating insurance contracts	7.5.14	38,366	36,082
Employee benefits	7.5.15	5,037	5,218
Provisions	7.5.16	413	414
Borrowings	7.5.17	3,135	5,451
Derivatives	7.5.7	8,666	10,132
Savings deposits	7.5.18	-	11,967
Due to banks	7.5.19	5,550	5,445
Other liabilities	7.5.20	1,322	1,376
Total liabilities		**128,762**	**141,391**
Total equity and liabilities		**138,595**	**150,768**

The numbers following the line items refer to the relevant sections in the notes.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.2 Consolidated financial statements • Annual Report 2024 ASR Nederland N.V. 4 The 31 December 2023 figures have been restated, see section 7.3.2. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.2 Consolidated financial statements • Annual Report 2024 ASR Nederland N.V. 5

7.2.2 Consolidated income statement

Consolidated income statement for the year ended 31 December

(in € millions)	Note	2024	2023 (restated)
Continuing operations			
Insurance contract revenue	7.6.1	9,601	8,095
Incurred claims and benefits		-7,389	-6,400
Insurance service operating expenses	7.6.11	-1,350	-1,227
Insurance service expenses	7.6.2	-8,739	-7,628
Insurance service result before reinsurance		**862**	**468**
Net result from reinsurance contracts	7.6.3	-90	-27
Insurance service result		**772**	**440**
Direct investment income	7.6.4	6,351	4,137
Net fair value gains (and losses)	7.6.5	4,459	4,747
Impairments on financial assets	7.6.6	1	-22
Net finance result from insurance and reinsurance contracts	7.6.7	-5,731	-5,211
Other finance expenses	7.6.8	-4,031	-2,451
Investment operating expenses	7.6.11	-205	-146
Investment and finance result		**843**	**1,054**
Share of result of associates and joint ventures		28	11
Fee income	7.6.9	518	328
Other income	7.6.10	107	372
Total other income		**653**	**711**
Other expenses	7.6.11	-821	-927
Total other income and expenses		**-168**	**-217**
Result before tax		**1,447**	**1,278**
Income tax (expense) / gain	7.6.12	-383	-275
Result after tax		**1,065**	**1,003**
Discontinued operations			
Result after tax from discontinued operations	7.4.6	-121	82
Net result		**944**	**1,086**

(in € millions)	Note	2024	2023 (restated)
Attributable to:			
Non-controlling interests		-2	0
- Shareholders of the parent		882	1,038
- Holders of other equity instruments		63	48
Result attributable to holders of equity instruments		**946**	**1,086**

The numbers following the line items refer to the relevant sections in the notes. The comparative figures for 2023 have been restated (see section 7.3.2). Where applicable, in accordance with IFRS, comparative figures have been included in the new presentation format to ensure comparability.

Basic earnings per share

(in €)	2024	2023 (restated)
Basic earnings per share		
Basic earnings per ordinary share from continuing operations	4.76	5.34
Basic earnings per ordinary share from discontinued operations	-0.57	0.46
Basic earnings per share	**4.19**	**5.80**

Diluted earnings per share

(in €)	2024	2023 (restated)
Diluted earnings per share		
Diluted earnings per ordinary share from continuing operations	4.39	4.85
Diluted earnings per ordinary share from discontinued operations	-0.52	0.41
Diluted earnings per share	**3.87**	**5.26**

For more information on the earnings per share, see section 7.5.11.7.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.2 Consolidated financial statements • Annual Report 2024 ASR Nederland N.V. 6 7.2.3 Consolidated statement of comprehensive income Consolidated statement of comprehensive income for the year ended 31 December (in € millions) Note 2024 2023 (restated) Net result 944 1,086 Continuing operations Remeasurements of post-employment benefit obligation 7.5.15.1 152 -162 Unrealised change in value of property for own use and plant 2 5 Equity instruments designated as FVOCI 7.5.5.2—Unrealised change in value of equity instruments designated as FVOCI 74 134—Exchange rate differences—Realised gains/(losses) on equity instruments designated as FVOCI 156 85 Income tax on items that will not be reclassified to profit or loss 7.5.8 -102 -6 Total items that will not be reclassified to profit or loss 283 54 Discontinued operations Other comprehensive income after tax from discontinued operations that may be reclassified to profit and loss 7.4.6 -7 7 Total other comprehensive income after tax 276 61 Total comprehensive income 1,220 1,147 Attributable to: Non-controlling interests -2 — Shareholders of the parent 1,158 1,099—Holders of other equity instruments 63 48 Total comprehensive income attributable to holders of equity instruments 1,222 1,147 The numbers following the line items refer to the relevant sections in the notes. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.2 Consolidated financial statements • Annual Report 2024 ASR Nederland N.V. 7

7.2.4 Consolidated statement of changes in equity

Consolidated statement of changes in equity

(in € millions)	Share capital	Share premium reserve	Unrealised gains and losses	Unrealised actuarial gains and losses	Retained earnings	Treasury shares (-)	Equity attributable to shareholders	Other equity instruments	Non controlling interest	Total equity
At 1 January 2023	**24**	**1,533**	**266**	**-168**	**3,569**	**-79**	**5,146**	**1,004**	**27**	**6,177**
Net result	-	-	-	-	1,086	-	1,086	-	-	1,086
Total other comprehensive income	-	-	117	-120	65	-	61	-	-	61
Total comprehensive income	**-**	**-**	**117**	**-120**	**1,151**	**-**	**1,147**	**-**	**-**	**1,147**
Dividend paid	-	-	-	-	-482	-	-482	-	-2	-484
Discretionary interest on other equity instruments	-	-	-	-	-48	-	-48	-	-	-48
Treasury shares acquired (-)/sold	-	-	-	-	-1	-4	-5	-	-	-5
Increase / (decrease) in capital	10	2,537	-	-	-40	75	2,582	-	2	2,584
Changes in the composition of the group	-	-	-	-	-	-	-	-	14	14
Other movements	-	-	-	-	-2	-	-2	-	-7	-8
At 31 December 2023	**34**	**4,070**	**383**	**-288**	**4,147**	**-7**	**8,339**	**1,004**	**35**	**9,377**

(in € millions)	Share capital	Share premium reserve	Unrealised gains and losses	Unrealised actuarial gains and losses	Retained earnings	Treasury shares (-)	Equity attributable to shareholders	Other equity instruments	Non controlling interest	Total equity
At 1 January 2024	**34**	**4,070**	**383**	**-288**	**4,147**	**-7**	**8,339**	**1,004**	**35**	**9,377**
Net result	-	-	-	-	946	-	946	-	-2	944
Total other comprehensive income	-	-	49	113	114	-	276	-	-	276
Total comprehensive income	**-**	**-**	**49**	**113**	**1,059**	**-**	**1,221**	**-**	**-2**	**1,220**
Dividend paid	-	-	-	-	-627	-	-627	-	-3	-629
Discretionary interest on other equity instruments	-	-	-	-	-63	-	-63	-	-	-63
Issue of other equity instruments	-	-	-	-	-	-	-	500	-	500
Redemptions of other equity instruments	-	-	-	-	-	-	-	-502	-	-502
Cost of issue of other equity instruments	-	-	-	-	-5	-	-5	-	-	-5
Treasury shares acquired (-)/sold	-	-	-	-	-2	-102	-103	-	-	-103
Increase / (decrease) in capital	-	-	-	-	-	-	-	-	17	17
Other movements	-	-	-	-	17	-	17	5	-	22
At 31 December 2024	**34**	**4,070**	**432**	**-175**	**4,528**	**-109**	**8,779**	**1,007**	**47**	**9,833**

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.2 Consolidated financial statements • Annual Report 2024 ASR Nederland N.V. 8 For more information on the share premium reserve, see section 7.5.11.2. For more information on the actuarial gains and losses related to the pension obligation, see section 7.5.11.4. For more information on treasury shares acquired and sold, see section 7.5.11.5. For more information on the issue and redemption of other equity instruments in 2024, see section 7.5.11.6. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.2 Consolidated financial statements • Annual Report 2024 ASR Nederland N.V. 9 7.2.5 Consolidated statement of cash flows Consolidated statement of cash flows 2023 (in € millions) 2024 restated Cash and cash equivalents as at 1 January 7,910 2,246 Result before tax from continuing and discontinued operations1 1,608 1,389 Adjustments on non-cash items included in result 677 395 Changes in operating assets and liabilities -2,882 1,895 Income tax received (paid) -102 -82 Cash flows from operating activities -699 3,597 Cash flows from investing activities: Investments in associates and joint ventures -18 -28 Proceeds from sales of associates and joint ventures 3 8 Purchases of property, plant and equipment -25 -29 Purchases of group companies (less acquired cash positions) 1 2,255 Proceeds from sales of property, plant and equipment 1 -Sales of group companies (less sold cash positions) -1,898 -Purchase of intangible assets -5 -5 Cash flows from investing activities -1,941 2,201 Cash flows from financing activities: Proceeds from issues of loans 310 1,165 Repayment of loans -582 -741 Repayment of lease liabilities -17 -12 Dividend paid -629 -484 Discretionary interest to holders of equity instruments -63 -48 Non-controlling interests 15 -5 Issue of other equity instruments 495 -Repayment of other equity instruments -502 -(Purchase)/ sale of treasury shares -103 -5 Cash flows from financing activities -1,076 -130 Effect of movements in exchange rates on cash held—-4 Cash and cash equivalents as at 31 December 4,194 7,910 The comparative figures for 2023 have been restated (see section 7.3.2). For more information on cash and cash equivalents, see section 7.5.10. For more information on the cash flows from operating activities, including the cash flows from interest received, interest paid and dividend received, see section 7.7.2. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 1 Result before tax from continuing and discontinued operations consists of Result before tax from continued operations amounting to € 1,447 mln. (2023: € 1,278 mln.) and Result before tax from discontinued operations amounting to € 161 mln (2023: € 111 mln 879241 .). Result after- tax 001 from- discontinued Part-2 operations amount28Mar25 to—€ 121 mln. (2023: 13:48 € 82 mln. ). For more detailed Page information 179 on discontinued operations, see note 7.4.6.

Annual Report 2024 ASR Nederland N.V. 10 7.3 Accounting policies 7.3.1 Changes in EU endorsed published IFRS Standards and Harmonisation between a.s.r. and Aegon NL Interpretations effective in 2024 Following further alignment of methodologies and application of policies with Aegon NL, selected comparative figures have also been restated to ensure consistency and comparability. These restatements In 2024, no changes in EU endorsed published IFRS Standards and Interpretations are relevant to a.s.r. are part of the ongoing harmonisation process and reflect the integration of Aegon NL into a.s.r.’s financial reporting framework. 7.3.2 Changes in presentations The current presentation differs from last year’s presentation as recognised in the 2023 financial statements, primarily following the sale of Knab, further harmonisation between a.s.r. and Aegon NL and the refinements related to the implementation of IFRS 17 and IFRS 9. These immaterial (on a qualitative basis) changes in presentation have no impact on a.s.r.’s past or future financial position, financial performance, or cash flows from operating, investing and financing activities. The following restatements, given their nature, are explained in more detail: Reclassification of Knab to discontinued operations On 1 February 2024, a.s.r. reached an agreement to sell Knab to the BAWAG Group AG. Closing of the transaction took place on 1 November 2024. Knab’s results have therefore been reclassified from continuing to discontinued operations, in line with the requirements of IFRS 5. This reclassification has resulted in a single amount of € 82 million presented as result after tax from discontinued operations in the 2023 consolidated income statement and € 7 million presented as other comprehensive income after tax from discontinued operations in the 2023 consolidated statement of comprehensive income. For further details, please refer to section 7.4.6. Changes to the presentation of the Consolidated statement of cash flows: Due to a reassessment of the presentation of the cash flow statement in 2024, the 2023 comparative figures for the cash flows from operating activities were adjusted for the revaluation through profit or loss (€ 357 million) as part of the adjustment for non-cash items included in the result, with a corresponding opposite adjustment in the changes in operating assets and liabilities. 7 interpretations, .3.3 Upcoming changes not yet effective in published in 2024 IFRS standards and The following new standards, amendments to existing standards and interpretations, relevant to a.s.r. and published prior to 1 January 2025 and effective for accounting periods beginning on or after 1 January 2025, were not early adopted by a.s.r.: • IFRS 18: Presentation and Disclosure in Financial Statements (2027); IFRS 18 Presentation and Disclosure in Financial Statements IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and introduces the following key requirements: • present specified categories and defined subtotals in the income statement; • provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; • improve aggregation and disaggregation; • the operating profit subtotal is the starting point for the statement of cash flows when presenting the operating cash flows under the direct method. a.s.r. is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements. IFRS 18 will be applied retrospectively. Cash collateral The presentation of cash collateral paid (2023: €2.3 billion) has been changed to align more with industry practice and is included in other assets and not in investments. 879241-001-Part-2 28Mar25 13:48 Page 180 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 11 7.3.4 Key accounting policies A. Estimates and assumptions The preparation of the financial statements requires a.s.r. to make estimates, assumptions and judgements in applying accounting policies that have an effect on the reported amounts in the financial statements. These relate primarily to the following: • The estimated useful life, residual value and fair value of property, plant and equipment, investment property, and intangible assets (see accounting policy C, D and P); • The fair value and impairments of unlisted financial instruments (see accounting policy B and E); • The recoverable amount of impaired assets (see accounting policy B and E ); • The fair value used to determine the net asset value in acquisitions (see section 7.4.5); • The fair value used in measuring the assets held for sale and liabilities related to the assets held for sale (see section 7.4.6); • The measurement of insurance contract liabilities and liabilities arising from direct participating insurance contracts (see section 7.5.13.4); • Actuarial assumptions used for measuring employee benefit obligations (see section 7.5.15); • When forming provisions, the required estimate of existing obligations arising from past events (see section 7.5.16). The estimates and assumptions are based on management’s best knowledge of current facts, actions and events. The actual outcomes may ultimately differ from the results reported earlier on the basis of estimates and assumptions. A detailed explanation of the estimates and assumptions are given in the relevant notes to the consolidated financial statements. As from the date of the Aegon NL business combination, harmonisation of assumptions and methods between Aegon NL and a.s.r. is in progress and is expected to continue in the coming years. a.s.r. takes into account in the expense assumptions the estimated synergy effects from the Aegon NL business combination for the part that can be assessed within the budget period. B. Fair value of assets and liabilities The fair value is the price that a.s.r. would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants on the transaction date or reporting date in the principal market for the asset or liability, or in the most advantageous market for the asset or liability and assuming the highest and best use for non-financial assets. Where possible, a.s.r. determines the fair value of assets and liabilities on the basis of quoted prices in an active market. In the absence of an active market for a financial instrument, the fair value is determined using valuation techniques. Although valuation techniques are based on observable market data where possible, results are affected by the assumptions used, such as discount rates and estimates of future cash flows. In the unlikely event that the fair value of a financial instrument cannot be measured, it is carried at cost. Fair value hierarchy The following three hierarchical levels are used to determine the fair value of financial instruments and non-financial instruments when accounting for assets and liabilities at fair value and disclosing the comparative fair value of assets and liabilities: Level 1. Fair value based on quoted prices in an active market Level 1 includes assets and liabilities whose value is determined by quoted (unadjusted) prices in the primary active market for identical assets or liabilities. A financial instrument is quoted in an active market if: • Quoted prices are readily and regularly available (from an exchange, dealer, broker, sector organisation, third party pricing service, or a regulatory body); and • These prices represent actual and regularly occurring transactions on an at arm’s length basis. Financial instruments in this category primarily consist of bonds and equities listed in active markets. Cash and cash equivalents (excluding money market instruments), reverse repurchase agreements and cash collateral received are also included as level 1. Level 2. Fair value based on observable market data Determining fair value on the basis of Level 2 involves the use of valuation techniques that use inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is derived from prices of identical or similar assets and liabilities). These observable inputs are obtained from a broker or third party pricing service and include: • Quoted prices in active markets for similar (not identical) assets or liabilities; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Input variables other than quoted prices observable for the asset or liability. These include interest rates and yield curves observable at commonly quoted intervals, volatility, loss ratio, credit risks and default percentages. This category primarily includes: I. Financial instruments: unlisted fixed-interest preference shares and interest rate contracts; II. Financial instruments: loans (excluding mortgage loans and reverse repurchase agreements); III. Other financial assets and liabilities.1 I. Financial instruments: unlisted fixed-interest preference shares and interest rate contracts This category includes unlisted fixed-interest preference shares and interest rate contracts. The valuation techniques for financial instruments use present value calculations and in the case of derivatives, include forward pricing and swap models. The observable market data contains yield curves based on company ratings and characteristics of the unlisted fixed-interest preference shares. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 1 Not measured 879241 at fair value -001 on the -Part balance- sheet 2 and for which the 28Mar25 fair value is disclosed 13:48 . Page 181

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 12 II. Financial instruments: Loans (excluding mortgage loans and reverse repurchase agreements) The fair value of the loans is based on the discounted cash flow method. It is obtained by calculating the present value based on expected future cash flows and assuming an interest rate curve used in the market that includes an additional spread based on the risk profile of the counterparty. III. Other financial assets and liabilities For other financial assets and liabilities where the fair value is disclosed these fair values are based on observable market inputs, primarily being the price paid to acquire the asset or received to assume the liability on initial recognition, assuming that the transactions have taken place on an at arm’s length basis. Valuation techniques using present value calculations are applied using current interest rates where the payment terms are longer than one year. Level 3. Fair value not based on observable market data The fair value of the level 3 assets and liabilities are determined in whole or in part using a valuation technique based on assumptions that are not supported by prices from observable current market transactions in the same instrument and for which any significant inputs are not based on available observable market data. The financial assets and liabilities in this category are assessed individually. Valuation techniques are used to the extent that observable inputs are not available. The basic principle of fair value measurement is still to determine a fair, at arm’s length price. Unobservable inputs therefore reflect management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are generally based on the available observable data (adjusted for factors that contribute towards the value of the asset) and own source information. This category primarily includes: I. Financial instruments: private equity investments (or private equity partners) and equity funds third parties directly investing in real estate; II. Financial instruments: mortgage loans and mortgage equity funds; III. Investment property, real estate equity funds associates, rural property contracts, buildings for own use and plant (e.g. wind farms); IV. Financial instruments: asset-backed securities. I. Financial instruments: private equity investments and real estate equity funds third parties The main non-observable market input for private equity investments and equity funds third parties directly investing in real estate is the net asset value of the investment as published by the private equity company (or partner) and real estate equity funds respectively. II. Financial instruments: mortgage loans and mortgage equity funds The fair value of the mortgage loan portfolio is based on the discounted cash flow method. It is obtained by calculating the present value based on expected future cash flows and assuming an interest rate curve used in the market that includes an additional spread based on the risk profile of the counterparty. The valuation method used to determine the fair value of the mortgage loan portfolio derives the spread from consumer rates and includes assumptions for originating cost and risks. The method of determining the fair value of the mortgage equity funds is similar to that of mortgage loans. III. Investment property, real estate equity funds associates, rural property contracts, buildings for own use and plant The following categories of investment properties, buildings for own use and plant are recognised and methods of calculating fair value are distinguished: • Residential – based on reference transaction and discounted cash flow method; • Retail – based on reference transaction and income capitalisation method; • Rural – based on reference transaction and discounted cash flow method; • Offices – based on reference transaction and discounted cash flow method (including buildings for own use); • Other investment property – based on reference transaction and discounted cash flow method; • Property under development – based on both discounted cash flow and income capitalisation method; • Plant—based on reference transaction and discounted cash flow method. The following valuation methods are available for the calculation of fair value by the external professional appraisers for investment property, including real estate equity funds associates, rural property contracts, buildings for own use and plant: Reference transactions Independent professional appraisers use transactions in comparable properties and plant as a reference for determining the fair value of the property and plant. The reference transactions of comparable objects are generally based on observable data consisting of the land register ‘Kadaster’ and the rural land price monitor as published by the Dutch government ‘grondprijsmonitor’ in an active property market and in some instances accompanied by own use information. The external professional appraisers valuate the property or plant using the reference transaction in combination with the following valuation methods to ensure the appropriate valuation of the property: • Discounted cash flow method; • Income capitalisation method (property only). Discounted cash flow method Under the discounted cash flow method, fair value is estimated using assumptions regarding the benefits and liabilities of ownership over the asset’s life including an exit or terminal value. This method involves the projection of a series of cash flows on the investment property or plant dependent on the duration of the lease contracts. A market-derived discount rate is applied to these projected cash flow series in order to establish the present value of the cash flows associated with the asset. The exit yield is normally determined separately, and differs from the discount rate. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 879241-001-Part-2 28Mar25 13:48 Page 182

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 13 The duration of the cash flows and the specific timing of inflows and outflows are determined by events such as rent reviews, lease renewal and related re-letting, redevelopment, or refurbishment. The appropriate duration is typically driven by market behaviour, which depends on the class of investment property. Periodic cash flow is typically estimated as gross rental income less vacancy (apart from the rural category), non-recoverable expenses, collection losses, lease incentives, maintenance costs, agent and commission costs and other operating and management expenses. The series of periodic net operating income, along with an estimate of the terminal value anticipated at the end of the projection period, is then discounted. For the categories residential, offices and other in applying the discounted cash flow method, the significant inputs are the discount rate and market rental value. These inputs are verified with the following market observable data (that are adjusted to reflect the state and condition, location, development potential etc. of the specific property): • Market rent per square meter for renewals and their respective re-letting rates; • Reviewed rent per square meter; • Investment transactions of comparable objects; • 10 Year Dutch Government Bond Yield (%) as published by the DNB. When applying the discounted cash flow method for rural valuations, the significant inputs are the discount rate and market lease values. These inputs are verified with the following market observable data (that are adjusted to reflect the state and condition, location, development potential etc. of the specific property): • Market value per acre per region in accordance with the ‘rural land price monitor’; • 10 Year Dutch Government Bond Yield (%) as published by the DNB. Income capitalisation method Under the income capitalisation method, a property’s fair value is estimated based on the normalised net operating income generated by the property, which is divided by the capitalisation rate (the investor’s rate of return). The difference between gross and net rental income includes the same expense categories as those for the discounted cash flow method with the exception that certain expenses are not measured over time, but included on the basis of a time weighted average, such as the average lease-up costs. Under the income capitalisation method, rents above or below the market rent are capitalised separately. The significant inputs for retail valuations are the reversionary yield and the market or reviewed rental value. These inputs are generally verified with the following observable data (that are adjusted to reflect the state and condition, location, development potential etc. of the specific property): • Market rent per square meter for renewals; • Reviewed rent per square meter (based on the rent reviews performed in accordance with Section 303, Book 7 of the Dutch Civil Code). The fair value of investment properties and buildings for own use, are appraised annually. Valuations are conducted by independent professional appraisers who hold recognised and relevant professional qualifications and have recent experience in the location and category of the property being valued. Market value property valuations were prepared in accordance with the Royal Institution of Chartered Surveyors879241 (RICS) Valuation -001 Standards, -Part 7th -2 Edition (the ‘Red Book’) 28Mar25 . a.s.r. provides 13:48 adequate information to the professional appraisers, in order to conduct a comprehensive valuation. The professional appraisers are changed or rotated at least once every three years. IV. Financial instruments: asset-backed securities The fair value of the asset-backed securities is based on quotes published by an independent data vendor. Transfers between levels The hierarchical level per individual instrument, or group of instruments, is reassessed at every reporting period. If the instrument, or group of instruments, no longer complies with the criteria of the level in question, it is transferred to the hierarchical level that does meet the criteria. A transfer can for instance be when the market becomes less liquid or when quoted market prices for the instrument are no longer available. C. Intangible assets Intangible assets are carried at cost, less any accumulated amortisation and impairment losses. The residual value and the estimated useful life of intangible assets are assessed on each balance sheet date and adjusted where applicable. Goodwill Acquisitions by a.s.r. are accounted for using the acquisition method. Goodwill represents the excess of the cost of an acquisition over the fair value of a.s.r.’s share of the net identifiable assets and liabilities and contingent liabilities of the acquired company at acquisition date. If there is no excess (purchase gain), the carrying amount is directly recognised through the income statement. At the acquisition date, goodwill is allocated to the cash-generating units (CGUs) that are expected to benefit from the business combination. Goodwill has an indefinite useful life and is not amortised. a.s.r. performs an impairment test annually, or more frequently if events or circumstances warrant so, to ascertain whether goodwill has been subject to impairment. As part of this, the carrying amount of the cash-generating unit to which the goodwill has been allocated is compared with its recoverable amount. The recoverable amount is the higher of a CGU’s fair value less costs to sell and value in use. The carrying value is determined as the net asset value including goodwill. The methodologies applied to arrive at the best estimate of the recoverable amount involves two steps. In the first step of the impairment test, the best estimate of the recoverable amount of the CGU to which goodwill is allocated is determined separately based on Price to Earnings or Price to Book ratios (fair value less cost to sell model). The ratio(s) used per CGU depends on the characteristics of the entity in question. The main assumptions in this valuation are the multiples for the aforementioned ratios. These are developed internally but are either derived from or corroborated against market information that is related to observable transactions in the market for comparable businesses. If the outcome of the first step indicates that the difference between the recoverable amount and the carrying value may not be sufficient to support the amount of goodwill allocated to the CGU, step two is performed. In step two an additional analysis is performed in order to determine a recoverable amount in a manner 183 that better addresses the specific characteristics of the relevant CGU. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 14 The additional analysis is based on internal value-in-use models, wherein managements assumptions in relation to cash flow projections for budget periods up to and including five years are used and, if deemed justified, expanded to a longer period given the nature of the insurance activities. Other assumptions, such as the (pre-tax) discount rate and the steady state growth rate, are determined on the advice of an independent external party and are based on a Capital Asset Pricing Model (CAPM). This methodology is based on a risk-free rate plus a risk premium. Operating assumptions are best estimate assumptions and based on historical data where available. Economic assumptions are based on observable market data and projections of future trends. If the recoverable amount is lower than its carrying amount, the difference is directly charged to the income statement as an impairment loss. In the event of impairment, a.s.r. first reduces the carrying amount of the goodwill allocated to the CGU. After that, the carrying amount of the other assets included in the unit is reduced pro rata to the carrying amount of all the assets in the unit. D. Investment property Investment property is property held to earn rent or for capital appreciation or both. Property interests held under operating leases are classified and accounted for as investment property. In some cases, a.s.r. is the owner-occupier of investment properties. If owner-occupied properties cannot be sold separately, they are treated as investment property only if a.s.r. holds an insignificant portion for use in the supply of services or for administrative purposes. Property held for own uses (owner-occupied) is recognised within property, plant and equipment. Investment property is primarily recognised using the fair value model. After initial recognition, a.s.r. remeasures all of its investment property (see accounting policy B) whereby any gain or loss arising from a change in the fair value of the specific investment property is recognised in the income statement under fair value gains and losses. Residential property is generally let for an indefinite period. Other investment property is let for defined periods under leases that cannot be terminated early. Some contracts contain renewal options. Rentals are accounted for as investment income in the period to which they relate. If there is a change in the designation of property, it can lead to: • Reclassification from property, plant and equipment to investment property: at the end of the period of owner-occupation or at inception of an operating lease with a third party; or • Reclassification from investment property to property, plant and equipment: at the commencement of owner-occupation or at the start of developments initiated with a view to selling the property to a third party. The following categories of investment property are recognised by a.s.r. based primarily on the techniques used in determining the fair value of the investment property: • Retail; • Residential; • Rural; • Offices; • Other (consisting primarily of parking); • Investment property under development. Property under development for future use as investment property is recognised as investment property. The valuation of investment property takes (expected) vacancies into account. Borrowing costs directly attributable to the acquisition or development of an asset are capitalised and are part of the cost of that asset. Borrowing costs are capitalised when the following conditions are met: • Expenditures for the asset and borrowing costs are incurred; and • Activities are undertaken that are necessary to prepare an asset for its intended use. Borrowing costs are no longer capitalised when the asset is ready for use or sale. If the development of assets is interrupted for a longer period, capitalisation of borrowing costs is suspended. If the construction is completed in stages and each part of an asset can be used separately, the borrowing costs for each part that reaches completion are no longer capitalised. E. Financial assets and financial liabilities Recognition and initial measurement a.s.r. recognises deposits and loans and borrowings on the date on which they originate. All other financial instruments are recognised at the transaction date, which is the date on which a.s.r. becomes party to the contractual stipulations of the instrument. Financial assets or financial liabilities are initially measured at fair value plus, for a financial asset or financial liability not measured at FVTPL, transaction costs that are directly attributable to its acquisition or issue. Classification and subsequent measurement When a.s.r. becomes party to a financial asset contract, the related assets are classified into one of the following categories: • Amortised cost; • Financial assets at fair value through other comprehensive income (FVOCI); or • Financial assets at fair value through profit or loss (FVTPL). The classification of the financial assets is determined at initial recognition. The classification and measurement of certain financial assets (debt instruments) is based on a.s.r.’s business models in which a financial asset is managed, and its contractual cash flow characteristics. For detailed information on the fair value of the financial assets see accounting policy B. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 15 Financial assets at amortised cost A financial asset (debt instrument) can be measured at amortised cost if it meets both of the following conditions and is not designated as FVTPL: • It is held within a business model whose objective is to hold assets to collect contractual cash flows; and • Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. This is known as the SPPI test. Debt instruments at amortised cost include mortgage loans and private loans held by Aegon Bank N.V. (Knab) and Aegon Hypotheken B.V. (Aegon hypotheken). Financial assets that are designated as hedged items are measured in accordance with the requirements for hedge accounting. Financial assets at FVOCI Financial assets at FVOCI can be divided into debt instruments and equity instruments. A debt instrument can be measured at FVOCI if it meets both the following conditions and is not designated as at FVTPL: • It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and • Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt instruments at FVOCI are measured at fair value. Unrealised fair value gains and losses are recognised in other comprehensive income, and are subsequently reclassified to profit or loss when realised. Interest income is recognised in profit or loss using the effective interest rate. Debt instruments at FVOCI are subject to the impairment requirements. a.s.r. has only classified the bonds portfolio held by Knab at FVOCI. Equity instruments can be measured at FVOCI if they are not held for trading. There is no subsequent recycling of fair value gains and losses to profit or loss following the derecognition of the investment if elected to measure the equity investments as FVOCI. a.s.r. classifies most equity instruments at FVOCI to reduce volatility in the income statement. Financial assets at FVTPL All financial assets not classified as measured at amortised cost or FVOCI, as described above, are measured at FVTPL. Financial assets at FVTPL include: • Derivatives that do not qualify for hedge accounting; • Financial assets that are managed and whose performance is evaluated on a fair value basis, such as:—Debt instruments for which a.s.r. has identified the business model Other;—Investments related to direct participating contracts;—Financial assets held for trading; • Associates for which a.s.r. elects to measure at FVTPL under IFRS 9. Hedge accounting (see also risk management section in section 7.8) To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. A hedging relationship is considered effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item. a.s.r. has elected to continue to apply the hedge accounting requirements of IAS 39 for macro fair value hedges (EU ‘carve out’) on adoption of IFRS 9. As part of its asset liability management, a.s.r. enters into economic hedges to limit its risk exposure at Knab and Aegon hypotheken. These transactions are assessed to determine whether hedge accounting can and should be applied. a.s.r. currently applies hedge accounting for fair value hedges. Fair value hedges a.s.r. applies fair value hedge accounting to portfolio hedges of interest rate risk (fair value macro hedging) under the EU ‘carve out’ of EU-IFRS. The EU ‘carve out’ macro hedging enables a group of derivatives (or proportions thereof) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting. Under the EU ‘carve out’, ineffectiveness in fair value hedge accounting only arises when the revised projection of the amount of cash flows in scheduled time buckets falls below the designated amount of that bucket. a.s.r. applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ to mortgage loans. Changes in the fair value of the derivatives are recognised in the income statement, together with the fair value adjustment on the mortgage loans (hedged items) insofar as attributable to interest rate risk (the hedged risk). If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortised through the income statement over the remaining term of the original hedge or recognised directly when the hedged item is derecognised. 879241-001-Part-2 28Mar25 13:48 Page 185 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 16 Knab and Aegon hypotheken hold portfolios of long-term fixed rate mortgages and therefore are exposed to changes in fair value due to movements in market interest rates. Knab and Aegon hypotheken manage this risk exposure by entering into pay fixed/receive floating interest rate swaps. Only the interest rate risk element is hedged and therefore other risks, such as credit risk, are managed but not hedged by Knab and Aegon hypotheken. This hedging strategy is applied to the portion of exposure that is not naturally offset against matching positions held by Knab and Aegon hypotheken. Changes in fair value of the long-term fixed rate mortgages arising from changes in interest rate are usually the largest component of the overall change in fair value. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of the loans attributable to changes in the benchmark rate of interest with changes in the fair value of the interest rate swaps. Knab and Aegon hypotheken establish the hedging ratio by matching the notional of the derivatives with the principal of the portfolio being hedged. Possible sources of ineffectiveness are as follows: • Differences between the expected and actual volume of prepayments, as Knab and Aegon hypotheken hedge to the expected repayment date taking into account expected prepayments based on past experience; • Difference in the discounting between the hedged item and the hedging instrument, as cash collateralised interest rate swaps are discounted using Overnight Indexed Swaps (OIS) discount curves, which are not applied to the fixed rate mortgages; • Hedging derivatives with a non-zero fair value at the date of initial designation as a hedging instrument; and • Counterparty credit risk which impacts the fair value of uncollateralised interest rate swaps but not the hedged items. Knab and Aegon hypotheken manage the interest rate risk arising from fixed rate mortgages by entering into interest rate swaps on a monthly basis. The exposure from these portfolios frequently changes due to new loans originated, contractual repayments and early prepayments made by customers in each period. As a result, Knab and Aegon hypotheken adopt a dynamic hedging strategy (sometime referred to as a ‘macro’ or ‘portfolio’ hedge) to hedge the exposure profile by closing and entering into new swap agreements at each month-end. Knab and Aegon hypotheken use the portfolio fair value hedge of interest rate risk to recognise fair value changes related to changes in interest rate risk in the mortgage portfolio, and therefore reduce the profit or loss volatility that would otherwise arise from changes in fair value of the interest rate swaps alone. Accrued interest In line with Solvency II reporting a.s.r. accounts for debt instruments at their “dirty” fair value, thus including any related accrued interest. Business model assessment The business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. a.s.r.’s business models refer to how a.s.r. manages its financial assets in order to generate cash flows. a.s.r. identifies the business model Hold to Collect for the mortgage loans and private loans held by Knab and Aegon hypotheken and for its other financial assets, and identifies the business model Hold to Collect & Sell for the bonds portfolio held by Knab. All other debt instruments are mandatorily designated as at FVTPL (business model Other). Assessment whether contractual cash flows are solely payments of principal and interest (SPPI) For the purpose of this assessment, principal is defined as the fair value of the financial asset on initial recognition. However, the principal may change over time – e.g. if there are repayments of principal. Interest is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks (e.g. liquidity risk) and costs (e.g. administrative costs), as well as a profit margin that is consistent with a basic lending arrangement. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI. a.s.r. assesses the SPPI for the loans and bonds portfolio held by Knab and Aegon hypotheken and for its other financial assets. All other debt instruments are mandatorily designated as at FVTPL (business model Other). Subsequent measurement and gains and losses Financial assets at amortised cost Financial assets at amortised cost are measured at amortised cost using the effective interest method. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss. Financial assets at FVOCI Equity investments at FVOCI are measured at fair value. All fair value gains and losses are recorded in OCI, without recycling to profit or loss. Dividends from such investments continue to be recognised in profit or loss as Investment income when a.s.r.’s right to receive payments is established. Impairment requirements are not applicable to equity investments measured as FVOCI. Financial assets at FVTPL Financial assets at FVTPL are measured at fair value. Net gains and losses, including any interest or dividend income and foreign exchange gains and losses, are recognised in profit or loss. Impairment requirements are not applicable to financial assets measured at FVTPL. See accounting policy W3. 879241-001-Part-2 28Mar25 13:48 Page 186 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 17 Financial liabilities Classification a.s.r. classifies its liabilities into one of the following categories: • financial liabilities at FVTPL (derivatives); or • financial liabilities at amortised cost (all other financial liabilities). Subsequent measurement and gains and losses Financial liabilities at FVTPL Financial liabilities at FVTPL are measured at fair value. Net gains and losses, including any interest expenses and foreign exchange gains and losses, are recognised in profit or loss. Financial liabilities at amortised cost Financial liabilities at amortised cost are measured at amortised cost using the effective interest method. Interest expenses, foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss. Accrued interest In line with Solvency II reporting a.s.r. accounts for financial liabilities at their “dirty” fair value, thus including any related accrued interest. Interest on financial liabilities Interest expenses are calculated by applying the effective interest rate to the amortised cost of the liability. When calculating the effective interest rate, a.s.r. estimates future cash flows considering all contractual terms of the liability. Derivatives including embedded derivatives Derivatives within the insurance entities are primarily used by a.s.r. for hedging interest rate and exchange rate risks, for hedging future transactions and the exposure to market risks. These derivatives are classified as held-for-trading. Derivatives are measured at fair value with changes in fair value recognised in profit or loss. Derivatives may be embedded in another contractual arrangement (a host contract). For contracts where the host contract is a financial asset in the scope of IFRS 9, the hybrid financial instrument as a whole is assessed for classification and the embedded derivative is not separated from the host contract. • the terms of the embedded derivative would have met the definition of a derivative if they were contained in a separate contract; and • the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Impairments in the P&L a.s.r. recognises loss allowances for ECL on debt instruments measured at amortised cost or FVOCI. a.s.r. uses the low credit risk simplification for investment grade debt instruments and recognises a lifetime ECL for other financial assets using the simplified approach. Lifetime ECL are the ECL that result from all possible default events over the expected life of a financial instrument. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to a.s.r. in accordance with the contract and the cash flows that a.s.r. expects to receive). The maximum period considered when estimating ECLs is the maximum contractual period over which a.s.r. is exposed to credit risk. Write-off The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when a.s.r. determines that the borrower does not have assets or resources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with a.s.r.’s procedures for recovery of amounts due. Should amounts be recovered these are then recognised when the payment has been received. Derecognition and contract modification Financial assets a.s.r. derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which a.s.r. neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. On derecognition of a financial asset, the difference between the carrying amount at the date of derecognition and the consideration received (including any new asset obtained less any new liability assumed) is recognised in the income statement, unless the financial asset is an equity instrument and is measured at fair value through other comprehensive income. For these instruments any revaluation amount is transferred within equity from unrealised gains and losses to retained earnings. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements A derivative embedded in a host insurance or reinsurance contract is not accounted for separately from the host contract if the embedded derivate itself meets the definition of an insurance or reinsurance contract. For other contracts, a.s.r. accounts for an embedded derivative separately from the host contract when: • the hybrid 879241 contract is—001 not measured -Part at—2 FVTPL; 28Mar25 13:48 a.s.r. enters into transactions whereby it transfers assets recognised in its balance sheet, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognised. Examples of such transactions are repurchase agreements and securities lending. The asset recognised for cash paid on reverse repurchase agreements is presented under investments. The liability recognised for cash collateral received on repurchase agreements is presented under the line item due 187 to banks .

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 18 In transactions in which a.s.r. neither retains nor transfers substantially all of the risks and rewards of ownership of a financial asset and it retains control over the asset, a.s.r. continues to recognise the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset. If the terms of a financial asset are modified, then a.s.r. evaluates whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognised and a new financial asset is recognised at fair value. If a financial asset measured at amortised cost is modified but not substantially, then the financial asset is not derecognised. If the asset has not been derecognised, then a.s.r. recalculates the gross carrying amount of the financial asset by discounting the modified contractual cash flows at the original effective interest rate and recognises the resulting adjustment to the gross carrying amount as a modification gain or loss in profit or loss. If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses; in other cases, it is presented as interest revenue. Financial liabilities a.s.r. generally derecognises a financial liability when its contractual obligations expire or are discharged or cancelled. a.s.r. also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different (i.e. the net present value of the of the cash flows under the new terms discounted at the original effective interest rate is at least 10% different from the discounted present value of the remaining cash flows of the original debt instrument), in which case a new financial liability based on the modified terms is recognised at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss. If a financial liability measured at amortised cost is not substantially modified, then it is not derecognised. For such financial liabilities, a.s.r. recalculates the amortised cost of the financial liability by discounting the modified contractual cash flows at the original effective interest rate and recognises any resulting adjustment to the amortised cost as a modification gain or loss in ‘other finance expenses’ in profit or loss. Any costs and fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability. 879241-001-Part-2 28Mar25 13:48 Page 188 F1. Insurance contracts Classification Insurance contracts issued by a.s.r. are contracts that transfer significant insurance risks, and in some cases also financial risk, from the policyholder to a.s.r. Contracts measured using the general measurement model (GMM) or premium allocation approach (PAA) are classified on the balance sheet as insurance contract liabilities and contracts measured using the variable fee approach (VFA) are classified as liabilities arising from direct participating insurance contracts. a.s.r. offers non-life insurance contracts and life insurance contracts as shown in the table below. Measurement model applied Segment Product Measurement model applied Non-life P&C PAA Disability GMM Health PAA Life Individual life GMM or VFA Pension GMM or VFA Funeral GMM Insurance contract liabilities Non-life insurance contracts Non-life insurance contracts are contracts that provide cover that is not related to the life or death of insured persons. These insurance contracts are primarily classified into the following categories: Disability, Health, P&C (motor, fire and liability). Life insurance contracts The segment Life includes: annuities, term insurance policies, savings contracts and funeral insurance contracts. In addition to non-participating life insurance contracts, the insurance portfolio also includes: • Individual and group participating contracts; • Individual contracts with discretionary participation features; • Group contracts with segregated pools with returns based on investment guarantees. Life insurance contracts with (discretionary) participation features are included within the Life segment. Under these contracts, policyholders are assigned, in addition to their entitlement to a guaranteed element, an entitlement to potentially significant additional benefits whose amount or timing is contractually at the discretion of a.s.r. These additional benefits are based on the performance of a specified pool of investments held by a.s.r. or on the issuer’s operational result. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 19 Liabilities arising from direct participating insurance contracts. a.s.r. classifies an insurance contract as a direct participating contract for which at inception the following criteria are met: • the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items; • a.s.r. expects to pay the policyholder an amount equal to a substantial share of the fair value returns on the underlying items; and • a.s.r. expects a substantial proportion of any change in the amounts to be paid to the policy holder to vary with the change in the fair value of the underlying items. Life insurance contracts with direct participating features are included within the Life segment and mainly concern unit-linked contracts and group pension contracts, with policyholders bearing the investment risk. An investment unit is a share in an investment fund that a.s.r. acquires on behalf of the policyholders using net premiums paid by the policyholders. The cash flow upon maturity of the contract is equal to the value of the investment units of the fund in question. Contracts that meet the requirements of a direct participating contract are measured using the variable fee approach (VFA). Separating components Currently a.s.r. does not separate any components from its insurance contracts. Non-distinct investment components Non-distinct investment components are identified for products where under all circumstances a payment will be made to the policyholder. These are generally recognised for GMM as the surrender value of the funeral insurance and as the savings account related to the mortgage savings insurance. For VFA policies the non-distinct investment component is the minimum payment that will be made under all circumstances (i.e. the minimum of surrender, lapse and maturity). Level of aggregation Insurance contracts are aggregated into groups for measurement purposes. a.s.r. identifies portfolios of insurance contracts comprising contracts subject to similar risks and managed together. Each portfolio is then divided into cohorts of contracts issued within a maximum of one year and divided into two groups based on the profitability buckets for: • any contracts that are onerous on initial recognition; and • any remaining contracts in the portfolio. The profitability bucket for contracts that have no significant possibility of becoming onerous subsequently is currently not used by a.s.r. Similar risks managed together are generally based on the homogeneous risk groups similar to those used in Solvency II at inception, more or less granularity is applied where applicable. Contracts within a portfolio that would fall into different groups only because law or regulation specifically constraints a.s.r.’s practical ability to set a different price or level of benefits for policyholders with different characteristics are included in the same group. This applies to contracts issued in Europe that are required by EU regulation to be priced on a gender-neutral basis. The resulting groups represent the level at which the recognition and measurement accounting policies are applied. The groups are established on initial recognition and their composition is not subsequently reassessed. Whether a contract is onerous or not is a policy (test) which is set per business. Part of this policy will be pricing and thresholds and forward looking metrics available within a.s.r. The test is performed based on the contracts which are issued in any specific calendar year and are grouped according to the similar risks managed together criteria as described above. The test is generally performed on a set of contracts using reasonable and supportable information, considering that the outcome would be the same had the individual policy assessment been performed. Recognition a.s.r. recognises a group of insurance contracts issued from the earliest of: • the beginning of the coverage period of the group of contracts. The coverage period is the period during which a.s.r. provides services (insurance services, investment-return services or investment-related services) in respect of all premiums within the boundary of the insurance contract; • the date when the first payment from a policyholder in the group becomes due. If there is no contractual due date, then it is considered to be the date when the first payment is received from the policyholder; or • the group of onerous contracts, the date when the group becomes onerous. Insurance contracts acquired in a (portfolio) transfer or a business combination are recognised on the date of acquisition. When the contract is recognised, it is added to an existing group of contracts or, if the contract does not qualify for inclusion in an existing group, it forms a new group to which future contracts can be added. Groups of contracts are established on initial recognition and their composition is not revised once all contracts have been added to the group. Contract boundaries The measurement of a group of contracts includes all of the future cash flows within the boundary of each contract in the group. Cash flows are within the boundary of a contract if they arise from substantive rights and obligations that exist during the reporting period under which a.s.r. can compel the policyholder to pay premiums or has a substantive obligation to provide services. 879241-001-Part-2 28Mar25 13:48 Page 189 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 20 A substantive obligation to provide services ends when: • a.s.r. has the practical ability to reassess the risks of the particular policyholder and can set a price or level of benefits that fully reflects those reassessed risks; or • a.s.r. has the practical ability to reassess the risks of the portfolio that contains the contract and can set a price or level of benefits that fully reflects the risks of that portfolio; and the pricing of the premiums for coverage up to the reassessment date does not consider risks that relate to periods after the reassessment date. For individual contracts with discretionary features the contract boundary is defined so that cash flows are within the contract boundary if they result from a substantive obligation of a.s.r. to deliver cash at a present or future date. The contract boundary is reassessed at each reporting period and more frequently if and when product characteristics and/or conditions fundamentally change and, therefore, may change over time. Measurement a.s.r. uses the following measurement models: • the general measurement model (GMM); • the variable fee approach (VFA) for contracts with a direct participating feature; and • the premium allocation approach (PAA) which is a simplified version of the GMM and is used mainly for short-duration contracts. Measurement – contracts measured under the GMM Initial measurement On initial recognition, a.s.r. measures a group of insurance contracts as the total of: • the fulfilment cash flows, which comprise estimates of future cash flows, adjusted to reflect the time value of money and the associated financial risk and the risk adjustment for non-financial risk (RA); and • the CSM. The measurement of the fulfilment cash flows of a group of insurance contracts does not reflect non-performance risk of a.s.r. It is the net present value of the projected cash flows of benefits and expenses, less the net present value of premiums, adjusted for the risk adjustment. These cash flows are estimated using realistic, “best estimate”, assumptions in relation to mortality, longevity, disability, lapse rate, expense and inflation. The best estimate assumptions include mortality and longevity trend assumptions for life expectancy. Mortality rate tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, the insured population, recent mortality trend assumptions for life expectancy in the Netherlands and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. The best estimate includes the intrinsic value and the time value of options and guarantees (TVOG: Time 879241 Value of Financial -001- Options Part- and 2 Guarantees) and 28Mar25 is calculated using 13:48 stochastic techniques. Where applicable, the direct or discretionary participating features of the insurance contracts, such as profit sharing, and any guaranteed benefits at maturity are considered in the future cash flows. The cash flows are discounted using an interest curve whose construction is related to the Solvency II curve construction published by EIOPA. The construction differs in that a different CRA is determined and used, there is no VA but there is a Liability Illiquidity Premium (LIP), a different UFR is used (2024: 3.25%, 2023: 3.40%; whereas SII used 2024: 3.30%, 2023: 3.45%) and the convergence to the UFR follows a different methodology. Insurance pre-recognition cash flows consist of pre-acquisition cash flows and pre-paid premium cash flows for insurance contracts not yet recognised. Insurance pre-acquisition cash flows that a.s.r. pays before the related group of contracts is recognised (i.e. for renewals of insurance contracts or insurance contracts recognised in the following period), are presented as an asset under the insurance contract liabilities. When the group of contracts is recognised, these cash flows are included by way of expected acquisition cash flows in the measurement of the group and the previously recognised asset is transferred and included as part of expected acquisition cash flows initially recognised in the insurance liability. The insurance pre-acquisition cash flow asset is reassessed for a possible impairment trigger at each reporting date. The risk adjustment for a group of insurance contracts is the compensation required for bearing uncertainty about the amount and timing of the cash flows that arises from non-financial risk. a.s.r. disaggregates changes in the risk adjustment for non-financial risk between the insurance service result and insurance finance income or expenses. See section 7.5.13.4. The CSM of a group of insurance contracts represents the unearned profit that a.s.r. will recognise as it provides service under those contracts. On initial recognition of a group of insurance contracts, if the total fulfilment cash flows allocated to the contract, any previously recognised insurance acquisition cash flows, pre-paid premium cash flows and any cash flows arising from the contract at the date of initial recognition is a net inflow, then the group is not onerous. In this case, the CSM is measured as the equal and opposite amount of the net inflow, which results in no income or expenses arising on initial recognition. For groups of contracts acquired, the consideration received for the contracts is included in the fulfilment cash flows as a proxy for the premiums received at the date of acquisition. For business combinations see accounting policy H. If the total of the fulfilment cash flows is a net outflow, then the group is onerous. In this case, the net outflow is recognised as a loss in the income statement, or as an adjustment to goodwill or a gain on a bargain purchase if the contracts are acquired in a business combination. A loss component is created as part of the insurance liabilities to depict any losses recognised in the income statement, which determines the amounts that are subsequently presented in the income statement as reversals of losses on onerous groups. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 21 Subsequent measurement The carrying amount of a group of insurance contract liabilities at each reporting date is the sum of the liability for remaining coverage and the liability for incurred claims. The liability for remaining coverage comprises: • the fulfilment cash flows that relate to services that will be provided under the contracts in future periods including the risk adjustment; and • any remaining CSM at that date. The liability for incurred claims comprises the fulfilment cash flows for incurred claims and attributable expenses that have not yet been paid, including claims that have been incurred but not yet reported, and the handling of the payments to policyholders. For the contracts in the Non-life segment this concerns all future payments related to the incurred claim (the LIC option), whereas for contracts in the Life segment this concerns the amounts payable for the period (LRC option). The fulfilment cash flows of groups of insurance contracts are measured at the reporting date using current estimates of future cash flows, current discount rates and current estimates of the risk adjustment for non-financial risk. Changes in fulfilment cash flows are recognised as follows: • Changes relating to future services are adjusted against the CSM (or recognised in the insurance service result in profit or loss if the group is onerous); • Changes relating to current or past services are recognised in the insurance service result in the income statement; • Effects of the time value of money, financial risk and changes therein on estimated future cash flows and risk adjustment for non-financial risk are recognised as insurance finance income or expenses. The CSM of each group of contracts is subsequently calculated at each reporting date. The carrying amount of the CSM at the end of each reporting period is the carrying amount at the start of the reporting period, adjusted for: • The CSM of any new contracts that are added to the group in the period; • Interest accreted on the carrying amount of the CSM during the period, measured at the discount rates on nominal cash flows that do not vary based on the returns on any underlying items determined on initial recognition; • Changes in fulfilment cash flows that relate to future services, except to the extent that:—Any increases in the fulfilment cash flows exceed the carrying amount of the CSM, in which case the excess is recognised as a loss in the income statement and creates a loss component; or—Any decreases in the fulfilment cash flows are allocated to the loss component, reversing losses previously recognised in profit or loss; and • The amount recognised as insurance contract revenue due to the services provided in the period. • Experience adjustments arising from premiums received in the period that relate to future services and related cash flows, measured at the discount rates determined on initial recognition and non-distinct investment components; • Changes in estimates of the present value of future cash flows in the liability for remaining coverage, measured at the discount rates determined on initial recognition, except for those that relate to the effects of the time value of money, financial risk and changes therein; and • Changes in the risk adjustment for non-financial risk that relate to future services. CSM is recognised as insurance contract revenue following the services provided. The amount is determined by identifying coverage units in the group. The number of coverage units in the group is the quantity of insurance contract services provided by the contracts, determined by considering for each contract the quantity of benefits provided and its expected coverage period. Changes in discretionary cash flows are regarded as relating to future services and accordingly adjust the CSM. a.s.r. allocates the CSM to each period based on the passage of time as the service (insurance services and investment-return services) is deemed to be delivered equally over the coverage period. To determine whether changes in cash flows are deemed to be changes in discretionary cash flows, a.s.r. exercises judgement in specifying at inception what is regarded as their commitment under the contract. How a.s.r. specifies its commitment under the contract will determine how much of the changes in expected future cash flows will be reflected immediately in profit or loss or will adjust CSM. Measurement – contracts measured under the VFA The VFA measurement model is used for direct participating contracts. This measurement model is identical to the GMM at initial recognition, however, subsequent measurement differs from the GMM. Direct participating insurance contracts are contracts under which a.s.r.’s obligation to the policyholder is the net of: • The obligation to pay the policyholder an amount equal to the fair value of the underlying items; and • A variable fee in exchange for future services provided by the contracts, being a.s.r.’s share of the fair value of the underlying items less fulfilment cash flows that do not vary based on the returns on underlying items. a.s.r. provides investment-related services under these contracts by promising an investment return based on underlying items, in addition to insurance coverage. When measuring a group of direct participating contracts, a.s.r. adjusts the fulfilment cash flows for the whole of the changes in the obligation to pay policyholders an amount equal to the fair value of the underlying items. These changes do not relate to future services and are recognised in the income statement. a.s.r. then adjusts any CSM for changes in a.s.r.’s share of the fair value of the underlying items, which relates to future services, as explained below. Changes in fulfilment cash flows that relate to future services comprise: 879241-001-Part-2 28Mar25 13:48 Page 191 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 22 Subsequent measurement The carrying amount of the CSM at the end of each reporting period is the carrying amount at the start of the reporting period, adjusted for: • The CSM of any new contracts that are added to the group in the period; • a.s.r.’s share of the change in the fair value of the underlying items and changes in fulfilment cash flows that relate to future services, except to the extent that:—a.s.r. has chosen to exclude from the CSM changes in the effect of financial risk on its share of the underlying items;—a.s.r.’s share of a decrease in the fair value of the underlying items, or an increase in the fulfilment cash flows that relate to future services, exceeds the carrying amount of the CSM, giving rise to a loss in the income statement (included in insurance service expenses) and creating a loss component; or—a.s.r.’s share of an increase in the fair value of the underlying items, or a decrease in the fulfilment cash flows that relate to future services, is allocated to the loss component, reversing losses previously recognised in the income statement (included in insurance service expenses); and • The amount recognised as insurance contract revenue because of the services provided in the period. Changes in fulfilment cash flows that relate to future services include the changes relating to future services specified above for contracts with direct participation features (measured at current discount rates) , the effect of the time value of money and financial risks and the risk mitigation option where applicable. CSM is recognised as insurance contract revenue following the services provided. The amount is determined by identifying coverage units in the group. The number of coverage units in the group is the quantity of insurance contract services provided by the contracts, determined by considering for each contract the quantity of benefits provided and its expected coverage period. a.s.r. allocates the CSM to each period based on the passage of time as the investment-related services provided in relation to the investment component and the insurance services provided in relation to the insurance component are deemed to be delivered equally over the coverage period. Risk mitigation a.s.r. has chosen to apply the risk mitigation option to certain VFA contracts, thereby not recognising a change in the CSM to reflect some or all of the changes in the effect of the time value of money and financial risk (that would normally adjust the CSM) on: • The amount of a.s.r.’s share of the underlying items if a.s.r. mitigates the effect of financial risk on that amount using derivatives or reinsurance contracts held; and • The fulfilment cash flows if a.s.r. mitigates the effect of financial risk on those fulfilment cash flows using derivatives, non-derivative financial instruments measured at FVTPL, or reinsurance contracts held. If a.s.r. mitigates the effect of financial risk using derivatives or non-derivative financial instruments measured at FVTPL, it shall include insurance finance income or expenses for the period arising from the application of the risk mitigation in profit or loss. If a.s.r. mitigates the effect of financial risk using reinsurance contracts held, it shall apply the same accounting policy for the presentation of insurance finance income or expenses arising from the application of the risk mitigation as a.s.r. applies to other reinsurance contracts held. a.s.r. does not currently use reinsurance as a hedge instrument dedicated to financial risks. Measurement – contracts measured under the PAA The PAA simplifies the measurement of groups of contracts when: • the coverage period of each contract in the group of contracts is one year or less; or • a.s.r. expects that the resulting measurement would not differ materially from the result of applying the GMM. Initial measurement On initial recognition of each group of contracts, the carrying amount of the liability for remaining coverage is measured at the premiums received on initial recognition. Insurance acquisition cash flows are recognised as expenses when they are incurred making use of the option under IFRS 17. The risk adjustment is an implicit part of the valuation of the related liability. Subsequent measurement. Subsequently, the carrying amount of the liability for remaining coverage is increased by any premiums received and decreased by the amount recognised as insurance contract revenue for coverage provided. This is recognised over the coverage period based on the passage of time. If at any time during the coverage period, facts and circumstances indicate that a group of contracts is onerous, then a.s.r. recognises a loss in the income statement and increases the liability for remaining coverage to the extent that the current estimates of the fulfilment cash flows that relate to remaining coverage (including the risk adjustment for non-financial risk) exceed the carrying amount of the liability for remaining coverage. a.s.r. recognises the liability for incurred claims of a group of insurance contracts at the amount of the fulfilment cash flows relating to incurred claims, including a risk adjustment for non-financial risk. The fulfilment cash flows are discounted at current rates. Derecognition and contract modification a.s.r. derecognises a contract when it is extinguished – i.e. when the specified obligations in the contract expire or are discharged or cancelled. a.s.r. also derecognises a contract if its terms are modified in a way that would have changed the accounting for the contract significantly had the new terms always existed, in which case a new contract based on the modified terms is recognised. If a contract modification does not result in derecognition, then a.s.r. treats the changes in cash flows caused by the modifications as changes in estimates of fulfilment cash flows. 879241-001-Part-2 28Mar25 13:48 Page 192 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 23 On the derecognition of a contract from within a group of contracts: • The fulfilment cash flows allocated to the group are adjusted to eliminate the present value of the future cash flows and risk adjustment for non-financial risk relating to the rights and obligations that have been derecognised from the group; and • The CSM of the group is adjusted for the change in fulfilment cash flows. If a contract is derecognised because its terms are substantially modified, then the CSM is also adjusted for the premium that would have been charged had a.s.r. entered into a contract with the new contract’s terms at the date of modification, less any additional premium charged for the modification. The new contract recognised is measured assuming that, at the date of modification, the issuer received the premium that it would have charged less any additional premium charged for the modification. F2. Reinsurance contracts Classification Contracts held by a.s.r. under which it transfers significant insurance risk related to insurance contracts are classified as reinsurance contracts. a.s.r. does not issue reinsurance contracts. Separating components and Level of aggregation The accounting principles for the separation of components do not differ from those for insurance contracts. For the determination of the level of aggregation for reinsurance contracts the accounting principles are the same with the exception that a reinsurance contract cannot be classified as onerous. Recognition a.s.r. recognises a group of reinsurance contracts held that do not provide proportionate coverage at the earlier of (i) the beginning of the coverage period of the group of reinsurance contracts held; and (ii) the date a.s.r. recognises an onerous group of underlying contracts if a.s.r. entered into the related reinsurance contract held at or before that date. Contract boundaries The measurement of a group of reinsurance contracts held includes all of the future cash flows within the boundary of each contract in the group. Cash flows are within the boundary of a contract if they arise from substantive rights and obligations that exist during the reporting period under which a.s.r. has a right to receive services from the reinsurer and is compelled to pay premiums. Measurement – contracts under the PAA a.s.r. uses the PAA as the default measurement approach for reinsurance contracts with a coverage period of one year or less, but the business line has the option to choose the GMM. To measure a group of reinsurance contracts a.s.r. applies the same accounting policies for the related insurance contracts, adapted where necessary to reflect the features of reinsurance contracts held that differ from those of the insurance contracts. Measurement – contracts under the GMM a.s.r. applies the same accounting policies for insurance contracts to measure a group of reinsurance contracts, with the following modifications. The carrying amount of a group of reinsurance contracts at each reporting date is the sum of the remaining coverage component and the incurred claims component. The remaining coverage component comprises: • The fulfilment cash flows that relate to services that will be received under the contracts in future periods including the risk adjustment; and • Any remaining CSM at that date. a.s.r. measures the estimates of the present value of future cash flows using assumptions that are consistent with those used to measure the estimates of the present value of future cash flows for the underlying insurance contracts. Loss-recovery component a.s.r. determines a loss-recovery component of the asset for remaining coverage of a group of reinsurance contracts held when a.s.r. recognises a recovery of a loss on initial recognition of an onerous group of underlying contracts as well as for subsequent measurement of the recovery of losses. This loss-recovery component is accounted for in a manner consistent with the loss component of the group of underlying insurance contracts issued. As such, as cedant, a.s.r. determines the resulting amount of the loss-recovery at initial recognition to be recognised in profit or loss by multiplying: • The loss recognised on the group of underlying insurance contracts; and • The percentage of claims on underlying contracts a.s.r. expects to recover from the group of reinsurance contracts held. After a.s.r. has established a loss-recovery component, it shall adjust it to reflect changes in the loss component of the underlying contracts. Therefore, the balance of loss-recovery component needs to be tracked along the fulfilment of the reinsurance group and run off to zero at the end of the reinsurance coverage period or earlier when the loss component on the underlying group(s) has been fully reversed. The carrying amount of the loss recovery component shall not exceed the portion of the carrying amount of the loss component of the underlying insurance contracts that a.s.r. expects to recover from the group of reinsurance contracts held. The risk adjustment for non-financial risk is the amount of the risk transferred by a.s.r. to the reinsurer. On initial recognition, the CSM of a group of reinsurance contracts represents a net cost or net gain on purchasing reinsurance. It is measured as the equal and opposite amount of the total of the fulfilment cash flows, any derecognised assets for cash flows occurring before the recognition of the group and any cash flows arising at that date, and taking into account any recognised loss recovery component, if applicable. However, if any net cost on purchasing reinsurance coverage relates to insured events that occurred before the purchase of the group, then a.s.r. recognises the cost immediately in the income statement as an expense 193 . Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 24 The carrying amount of the CSM at the end of each reporting period is the carrying amount at the start of the reporting period, adjusted for: • The CSM of any new contracts that are added to the group in the period; • Interest accreted on the carrying amount of the CSM during the period, measured at the discount rates on nominal cash flows that do not vary based on the returns on any underlying items determined on initial recognition; • Changes in fulfilment cash flows that relate to future services, unless the change results from a change in fulfilment cash flows allocated to a group of onerous underlying insurance contracts, in which case the change is recognised in the income statement; • The amount recognised in the income statement because of the services received in the period. CSM is recognised in profit or loss following the services provided. Non-performance risk Changes in the fulfilment cash flows related to the risk of non-performance do not adjust the CSM, therefore a.s.r. recognises them in profit or loss. This requires that the fulfilment cash flows must be adjusted to include the effect of any non-performance risk, or credit risk, by the reinsurer. Reinsurance contracts cannot be onerous. G. Employee benefits Pension obligations a.s.r. has, with effect of 2021, defined contribution (DC) plans for all its employees, including employees that are employed by entities that operate in the Distribution and Service segment. For these DC plans, a.s.r. pays contributions to privately administered pension insurance plans with ASR Levensverzekering N.V. (a.s.r. life) on a contractual basis. a.s.r. life recognises these contracts as insurance contracts. They are accounted for in accordance with liabilities arising from insurance contracts (accounting policy F1). With regards to the DC plans, Aegon employees had a DC plan with Aegon Cappital as of 2020, and as of 1 October 2023 this DC plan became non-contributory, as they entered the a.s.r. DC plan. a.s.r. has no further payment obligations to the employees once the contributions have been paid. The contributions are recognised as operating expenses in the income statement during the period the services are rendered. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. In addition, a number of defined benefit (DB) plans for own employees exist, which ended at the end of 2019 (Aegon NL DB) and 2020 (a.s.r. DB), and were left non-contributory. The defined benefit obligation continues to exist. The plans are schemes under which employees are awarded pension benefits upon retirement, usually dependent on one or more factors, such as years of service and compensation. The defined benefit obligation is calculated at each reporting date by independent actuaries. a.s.r. life and Aegon life administer most of the post-employment benefit plans and hold the investments that are intended to cover the employee benefit obligation. These investments do not qualify as plan assets in the consolidated financial statements under IFRS. Pension obligations are calculated using the projected unit credit method. Inherent to this method is the application of actuarial assumptions for discount rates, future salary increases and bonuses, mortality rates and consumer price indices. The assumptions are updated and checked at each reporting date, based on available market data. The assumptions and reports were reviewed by Risk Management. Actuarial assumptions may differ from actual results due to changes in market conditions, economic trends, mortality trends and other assumptions. Any change in these assumptions can have a significant impact on the defined benefit obligation and future pension costs. Changes in the expected actuarial assumptions and differences with the actual actuarial outcomes are recognised in the actuarial gains and losses included in other comprehensive income (component of total equity). When employee benefit plans are modified and when no further obligations exist, a gain or loss, resulting from the changes are recognised directly in the income statement. Consistent with the calculation of a gain or loss on a plan amendment, a.s.r. will use updated actuarial assumptions to determine the current service cost and net interest for the remainder of the annual reporting period upon the time of such amendment. The effect of the asset ceiling, if applicable, is disregarded when calculating the gain or loss on any settlement of the plan. The financing cost related to employee benefits is recognised in interest expense. The current service costs are included in operating expenses. Other long-term employee benefits Plans that offer benefits for long-service (leave), but do not qualify as a post-employment benefit plan, such as jubilee benefits, are measured at present value using the projected unit credit method and changes are recognised directly in the income statement. Other post-retirements obligations a.s.r. offers post-employment benefit plans, such as arrangement for mortgage loans at a discount (fixed amount, reference date December 2017). The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology that is similar to that for DB plans. Vacation entitlements A liability is formed for the vacation days which have not been taken at year-end. The liability 879241 in respect of -001 DB plans -Part is the- present 2 value of the28Mar25 defined benefit 13:48 obligation at the balance Page 194 sheet date, less the fair value of the plan assets where the pension plans are insured by third parties. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 25 H. Acquisitions (Business combinations) Business acquisitions are accounted for according to the acquisition method, with the cost of the acquisitions being allocated to the fair value of the acquired identifiable assets, liabilities and contingent liabilities. The goodwill is determined as the difference between the cost of the acquisition and a.s.r.’s interest in the fair value of the acquired identifiable assets, liabilities and contingent liabilities at the acquisition date. Additionally for insurance contracts acquired that are onerous at the transaction date, the difference between the fair value and the fulfilment cash flows is also part of the goodwill. Any change, in the fair value of acquired assets and liabilities at the acquisition date, determined within one year after acquisition, is recognised as an adjustment charged to goodwill in case of a preliminary valuation. Adjustments that occur after a period of one year are recognised in the income statement. Adjustments to the purchase price that are contingent on future events, and to the extent that these are not already included in the purchase price, are included in the purchase price of the acquisition at the time the adjustment is likely and can be measured reliably. I. Discontinued operations Classification as held for sale occurs when the carrying amount will be recovered principally through a sale transaction rather than through continuing use. Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale. When a group of assets classified as held for sale represents a major line of business or geographical area the disposal group classifies as discontinued operations. The comparative consolidated income statement and consolidated statement of comprehensive income are restated to show the discontinued operations separately from the continuing operations. Where applicable in the notes to the financial statements the reclassification to assets held for sale and liabilities relating to assets held for sale are recognised in the changes in the composition of the Group. Should the impairment exceed the carrying value of the non-current assets within the scope of IFRS 5 measurement, any remaining impairment amount will be presented as a separate provision. 7.3.5 Other accounting policies J. Basis for consolidation—subsidiaries The consolidated financial statements include the financial statements of a.s.r. and its subsidiaries. Subsidiaries are those entities (which may include deemed separate entities, the so-called silos and investments on behalf of policyholders) over which a.s.r. has control. Control exists when a.s.r. is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. This is the case if more than half of the voting rights may be exercised or if a.s.r. has control in any other manner. Subsidiaries are fully consolidated from the date on which control is acquired by a.s.r. and are deconsolidated when control ceases to exist. A subsidiary’s assets, liabilities and contingent liabilities are measured at fair value on the acquisition date and are subsequently accounted for in accordance with a.s.r.’s accounting policies, which are consistent with IFRS. Non-controlling interests are initially stated at their proportionate share in the fair value of the net assets on the acquisition date and are subsequently adjusted for the non-controlling interest in changes in the subsidiary’s equity. a.s.r. concluded that the fund assets and liabilities of the IORP entities are a silo outside of the control of a.s.r., therefore these assets and liabilities are not consolidated by a.s.r. Only the remaining assets and liabilities within the IORP entities (outside of the silo) are consolidated into a.s.r.’s financial statements. Intragroup transactions Intragroup balances and transactions between consolidated group companies are eliminated. Gains and losses on transactions between a.s.r. and associates and joint ventures are eliminated to the extent of a.s.r.’s interest in these entities. Structured entities Structured entities that are consolidated include certain mortgage backed securitisation deals, where a.s.r. was involved in the design of the structured entities and also has the ability to use its power to affect the amount of the investee’s returns. Other factors that contribute to the conclusion that consolidation of these entities is required includes consideration of whether a.s.r. fully services the investees and can therefore influence the defaults of the mortgage portfolios and the fact that in these cases the majority of risks are maintained by a.s.r. Structured entities that are not consolidated include general account investments in non-affiliated structured entities that are used for investment purposes. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 879241-001-Part-2 28Mar25 13:48 Page 195

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 26 K. Product classification Insurance contracts are defined as contracts under which a.s.r. accepts significant insurance risk from policyholders by agreeing to compensate policyholders if a specified uncertain future event adversely affects the policyholder. These contracts are considered insurance contracts throughout the remaining term to maturity, irrespective of when the insured event occurs. In addition, these contracts can also transfer financial risk. a.s.r. offers non-life insurance contracts and life insurance contracts. Non-life insurance contracts Non-life insurance contracts are contracts that provide cover that is not related to the life or death of insured persons. These insurance contracts are classified into the following categories: Disability, Health, P&C (motor, fire and liability) and Other. Life insurance contracts Life insurance contracts (in cash) include savings-linked mortgages, annuities, term insurance policies, savings contracts and funeral insurance contracts. In addition to non-participating life insurance contracts, the insurance portfolio also includes: • Individual and group participating contracts; • Individual contracts with discretionary participation features; • Group contracts with segregated pools with returns based on investment guarantees. Direct participating insurance contracts Claims from these life insurance contracts are directly linked to the underlying investments. The investment risk and return are borne fully for policyholders. Life insurance contracts for the account and risk of policyholders generally consist of contracts where premiums, after deduction of costs and risk premium, are invested in unit-linked funds. For some individual contracts, a.s.r. guarantees returns on unit-linked investment funds. In addition, group contracts with segregated pools are classified as direct participating insurance contracts. L. Segment information At organisational level, a.s.r.’s operations have been divided into five operating segments (2023: six, including Banking). The main segments are the Non-life and Life segment that include all insurance activities. The non-insurance activities are presented as three separate segments being the Asset Management, Distribution and Services and Holding and Other segment. There is a clear difference between the risk and return profiles of these five segments. Intersegment transactions or transfers are conducted at arm’s length conditions. M. Transaction date and settlement date All purchases and sales of financial instruments, which have to be settled in accordance with standard market conventions, are recognised at the transaction date, which is the date on which a.s.r. becomes party to the contractual stipulations of the instrument. Any purchases and sales other than those requiring delivery within 879241 the time- frame 001 established -Part-2 by regulations or market 28Mar25 conventions 13:48 are accounted for as forward transactions until the time of settlement. For details on these transactions, see accounting policy E. N. Securities lending a.s.r. participates in securities lending transactions, whereby collateral is received in the form of securities or cash. Cash received as collateral is recognised in the balance sheet and a corresponding liability is recognised as liabilities arising from securities lending in ‘Due to banks’. Securities lent remain on the balance sheet. Securities received as collateral are not recognised in the balance sheet. O. Statement of cash flows The statement of cash flows classifies cash flows by operating activities, investing activities and financing activities. Cash flows denominated in foreign currencies are converted at the exchange rates applicable on the transaction date. Cash flows from operating activities are reported using the indirect method. Cash flows from operating activities include result before tax, adjustments for gains and losses that did not result in income and payments in the same financial year, adjustments for movements in provisions, and accrued and deferred items. The statement of cash flows recognises interest received and paid, and dividends received within cash flows from operating activities. Cash flows from purchasing and selling investments and investment property are included in cash flows from operating activities on a net basis. Dividends paid are recognised within cash flows from financing activities. P. Property, plant and equipment Property held for own use and plant Property held for own use and plants comprise of land and office buildings and plants like wind farms and are measured at fair value (revaluation model) based on annual valuations, conducted by external, independent valuators with adequate professional expertise and experience in the specific location and categories of properties or plant. They are subsequently measured at fair value, including any unrealised fair value changes in equity, taking into account any deferred tax liabilities. For the method of determining the fair value reference is made to accounting policy B for investment property and plant. Increase in the fair value exceeding the cost price is added to the revaluation reserve in shareholders’ equity, less deferred taxes. Decreases in the fair value that offset previous increases of the same asset, are charged against the revaluation reserve. The revaluation reserve cannot be negative. All other decreases in fair value are accounted for in the income statement. Increases that reverse a revaluation decrease on the same asset previously recognised in net result are recognised in the income statement. Buildings and wind farms are depreciated using the straight-line method based on expected useful life, taking into account their fair value amount, the residual value from the time when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. The useful life of buildings is assessed annually for every individual component (component approach). Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 27 Property and plant classified into components and their maximum life Useful life (expressed in Components years) Land n.a. Shell 50 Outer layer 15-30 Wind turbines 25 Solar panels 25 Systems 15-20 Fittings and fixtures 15 Repair and maintenance costs are charged to the income statement in the period in which they are incurred. Expenses incurred after the acquisition of an asset are capitalised if it is probable that the future economic benefits will flow to a.s.r. and the cost of the asset can be measured reliably. Upon the sale of a property or plant, the part of the revaluation reserve related to the sold property or plant, within equity, is transferred to ‘other reserves’ and is not reclassified to the income statement. Therefore annually a transfer is also made from the revaluation reserve related to ‘other reserves’ in line with the depreciation recognised in the income statement for the revalued portion. Equipment Equipment is recognised at cost, less accumulated depreciation and / or any accumulated impairment losses. Cost corresponds with the cash paid or the fair value of the consideration given to acquire the asset. Equipment is depreciated over its useful life, which is determined individually (usually between three and five years). Repair and maintenance costs are charged to the income statement in the period in which they are incurred. Expenses incurred after the acquisition of an asset are capitalised if it is probable that the future economic benefits will flow to a.s.r. and the cost of the asset can be measured reliably. Accounting for borrowing costs attributable to the construction of property, plant and equipment is the same as accounting for borrowing costs attributable to investment property. For details, see accounting policy D. Right-of-use assets Right-of-use assets are recognised for lease contracts for which a.s.r. is the lessee. For more information reference is made to accounting policy V. 879241-001-Part-2 28Mar25 13:48 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements Q. Associates and joint ventures Associates Associates are entities over which a.s.r. has significant influence on operating and financial contracts, without having control. Generally, associates are accounted for using the equity method from the date at which a.s.r. acquires significant influence until the date at which such influence ceases. This means that associates are initially recognised at cost, including any goodwill paid. This value is subsequently adjusted to take account of a.s.r.’s share of the associate’s comprehensive income. Comprehensive income is adjusted in accordance with the accounting principles used by a.s.r. Losses are accounted for until the carrying amount of the investment has reached zero. Further provisions are recognised only to the extent that a.s.r. has incurred legal or constructive obligations concerning these associates. If objective evidence of impairment exists, associates are tested for impairment and, if necessary, written down. When the application of the equity method produces information that is not relevant to the investors, a.s.r. may use the exemption of IAS 28 to measure the investments in those associates at fair value through profit or loss in accordance with IFRS 9. a.s.r. applies fair value measurement for investments in real estate equity funds and mortgage equity funds, over which a.s.r. has significant influence. Joint ventures Joint ventures are contractual arrangements whereby a.s.r. and one or more parties undertake an economic activity that is subject to joint control. Joint control exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control. These interests are accounted for using the equity method as applied to associates. The interests are recognised in the financial statements from the date on which a.s.r. first obtains joint control until the date that this joint control ceases. If objective evidence of impairment exists, joint ventures are tested for impairment and, if necessary an impairment is recognised in the income statement. Joint operations a.s.r. has a limited number of non-material joint operations. These are recognised in relation to a.s.r.’s interest in the joint operation’s individual balance sheet and income statement items. R. Other assets Other assets include accrued investment income, property developments, collateral (including margin accounts), reverse repurchase agreements, tax assets and accrued assets. Property developments consist of property under development commissioned by third parties. Development property is measured at cost including any incremental costs (if a.s.r. expects to recover those 197 costs), directly related costs to the contract (i.e. labour, materials, allocation of directly related

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 28 costs, payments to subcontractors) and construction period interest, less any invoiced instalments and impairments. Revenue on property development is primarily accounted for at the moment the property is sold. This is a performance obligation satisfied at a point in time. The point in time is the moment a customer obtains control of the promised asset. Property developments which are sold can have guarantees (such as rent guarantees or construction guarantees), which may give rise to a separate performance obligation. S. Cash and cash equivalents Cash and cash equivalents include cash in hand, deposits held at call with banks, cash collateral and other short-term highly liquid investments that are not subject to a significant risk of changes in value. Cash and cash equivalents are measured at fair value through profit or loss. T. Equity Share capital and share premium reserve The share capital disclosed in the balance sheet consists of issued and fully paid-up ordinary shares. The share premium reserve comprises additional paid-in capital in excess of the par value of the shares. Reserve for unrealised gains and losses This reserve consists of: • Unrealised gains and losses from assets FVOCI net of tax (see accounting policy E); • The share of unrealised gains and losses of associates and joint ventures using the equity method held by a.s.r. (see accounting policy Q); • Unrealised change in value of property for own use (see accounting policy P); Actuarial gains and losses Actuarial gains and losses result from the post-employment benefit pension plans (see accounting policy G). Retained earnings Retained earnings also include other reserves and the unappropriated result. Other equity instruments This item represents the par value of the other equity instruments. Costs directly attributable to the equity issue and the tax impact thereof are recognised in retained earnings. Treasury shares are either required as part of the share buy-back program, or acquired and resold as part of the employee share purchase plan, see section 7.7.6. Non-controlling interest The non-controlling interest relates to the equity in a consolidated subsidiary not attributable, directly or indirectly, to a.s.r. (see accounting policy J). Dividends on ordinary share capital Dividends on ordinary shares are recognised as a liability and recognised in equity when they are approved by a.s.r.’s shareholders. Interim dividends are recognised in equity when they are paid. Dividends for the year that are approved after the reporting date are treated as an event after the reporting date. Discretionary interest on other equity instruments Discretionary interest on other equity instruments is recognised in equity upon payment. The related income tax on these equity instruments is recognised in the income statement. U. Financing Financing includes savings deposits, borrowings, due to customers, due to banks, subordinated liabilities and other financial liabilities. On initial recognition, debt instruments and other loans are stated at fair value, net of transaction costs incurred. Subsequent valuation is at amortised cost. Any difference between the proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Lease liabilities are included under borrowings and measured in accordance with accounting policy V. V. Leasing A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. For contracts that contain a lease component and one or more additional lease or non-lease components a.s.r. applies the practical expedient not to separate non-lease components from lease components. At the commencement date of the lease, a.s.r. recognises a right-of-use asset and a lease liability. The right-of-use asset comprises the amount of the lease liability at initial measurement. The lease liability is measured at the present value of the lease payments that are not paid at the commencement date. For vehicles, the lease payments are discounted using the interest rate implicit in the lease. For other leases a.s.r.’s incremental borrowing rate is used. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements Treasury shares Treasury shares are a.s.r.’s own ordinary shares that have been issued and subsequently reacquired by a.s.r. Treasury shares are deducted from equity, regardless of the objective of the transaction. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of the instruments. If sold, the difference between the carrying amount and the proceeds is reflected in retained earnings. The consideration 879241 paid- or 001 received -Part is recognised -2 directly in shareholders’ 28Mar25 equity 13:48 . All treasury shares are eliminated in the calculation of earnings per share and dividend per ordinary share. Subsequently, the right-of-use asset is valued at cost less any cumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. The lease liability is increased with interest accrued and reduced for lease payments made. When applicable the lease liability is remeasured for changes in future payments resulting from a change in index or lease term. The 198 right -of-use assets are presented under property, plant and equipment. The lease liabilities are presented under borrowings.

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 29 W1. Insurance contract revenue Insurance contract revenue excludes any investment components and is measured as follows. Insurance contract revenue – contracts measured under the GMM or VFA a.s.r. recognises insurance contract revenue as it satisfies its performance obligations – i.e. as it provides coverage or other services required due to groups of insurance contracts. For contracts measured under the GMM or VFA, the insurance contract revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which a.s.r. expects to receive consideration. Insurance contract revenue consists of the sum of the changes in the liability for remaining coverage due to: • The insurance service expenses incurred in the period measured at the amounts expected at the beginning of the period, excluding: – Amounts allocated to the loss component; – Repayments of investment components; – Amounts that relate to transaction-based taxes collected on behalf of third parties; – Insurance acquisition expenses; and – Amounts relating to risk adjustment for non-financial risk. • The change in the risk adjustment for non-financial risk, excluding: – Changes that relate to future service that adjust the CSM; and – Amounts allocated to the loss component. • The amount of CSM for the services provided in the period; • In addition, a.s.r. allocates a portion of premiums that relate to recovering insurance acquisition cash flows to each period in a systematic way based on the passage of time. a.s.r. recognises the allocated amount as insurance contracts revenue and an equal amount as insurance service expenses. The amount of the CSM of a group of insurance contracts that is recognised as insurance contract revenue in each reporting period is generally determined by considering the quantity of benefits provided from the services per insurance contract and allocating the CSM per insurance contract remaining at the end of the reporting period (before any allocation) equally to the services provided in the reporting period and expected to be provided in future periods. Per group of contracts, in accordance with the level of aggregation criteria, the CSM is subsequently released, considering each individual contract, to the current coverage period and to future coverage periods in which the insurance contract service is expected to be provided (considering expected contract terms and survivor, lapse and death assumptions). Allocation of reinsurance premiums paid a.s.r. allocates reinsurers premiums paid as it receives coverage or other services under groups of reinsurance contracts. For contracts measured under the GMM the allocation of reinsurance premiums paid relating to services received for each reporting period represents the total of the changes in the remaining coverage component that relate to services for which a.s.r. expects to pay consideration. For contracts measured under the PAA, the allocation of reinsurance premiums paid for each period is the amount of expected premium payments for receiving coverage in the period. W2. Insurance service expenses Insurance service expenses arising from insurance contracts are recognised in the income statement generally as they are incurred. They comprise the following items: • Claims and benefits—Incurred claims and benefits;—Losses and reversal of losses on onerous contracts;—Adjustment of the liabilities for incurred claims and benefits that do not arise from the effects of the time value of money, financial risk and changes therein; • Insurance service operating expenses—Attributable insurance service operating expenses;—Acquisition costs when incurred for insurance contracts measured under the PAA; and—Amortisation of insurance acquisition cash flows for contracts not measured under the PAA. Loss components a.s.r. establishes a loss component of the liability for remaining coverage for onerous groups of insurance contracts. The loss component determines the amounts of fulfilment cash flows that are subsequently presented in the income statement as reversals of losses on onerous contracts and are excluded from insurance contract revenue when they occur. When the fulfilment cash flows occur, they are allocated between the loss component and the liability for remaining coverage excluding the loss component on a systematic basis. The systematic basis is determined by the proportion of the loss component relative to the total estimate of the present value of the future cash outflows plus the risk adjustment for non-financial risk at the beginning of each period (or on initial recognition if a group of contracts is initially recognised in the period). Decreases in fulfilment cash flows relating to future services or increases in a.s.r.’s share of the fair value of any underlying items are allocated solely to the loss component. If the loss component is reduced to zero, then any excess over the amount allocated to the loss component creates a new CSM for the group of contracts. Insurance contract revenue – contracts measured under the PAA For contracts measured under the PAA, the insurance contract revenue for each period is the amount of expected premium receipts for providing coverage in the period. a.s.r. allocates the expected premium receipts to 879241 each period- on 001 the basis -Part of the -2 passage of time. 28Mar25 13:48 W3. Investment income Investment income comprises the direct investment income such as interest income on financial assets, dividends received, rental income from investment property and other direct investment income. Fair value Pagegains 199 and losses includes the net gains on financial assets at FVTPL, net gains on derecognition of financial Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.3 Accounting policies • Annual Report 2024 ASR Nederland N.V. 30 assets and liabilities at amortised cost and debt instruments at FVOCI, net gains on derecognition of associates at equity method and fair value gains on investment property. Interest income Interest income for all interest-bearing instruments includes coupons earned on fixed income instruments and is recognised on an accrual basis. Transaction costs attributable to the acquisition of debt securities at fair value through profit or loss are immediately recognised in the income statement. When unpaid interest has accrued before the acquisition of an interest-bearing investment, the subsequent receipt of interest is allocated between pre-acquisition and post-acquisition periods; only the post-acquisition portion is recognised as revenue. The pre-acquisition interest is part of the consideration paid. Interest rate swaps When the two legs of an interest rate swap are settled gross, interest paid and interest received on these swap are not offset. Gross settlement means that both legs of the swap are settled separately: one party receives interest and the other party pays interest. The net amount depends on the market interest rate. Interest received is accounted for as direct investment income, interest paid is accounted for as other finance expense. Impairments When a receivable is impaired, a lifetime expected credit loss (ECL) is recognised and interest income is calculated on the net carrying amount (that is the gross carrying amount less credit allowance). Dividends Dividend income is recognised in the income statement when a right to receive payment is established. Rental income Rental income from investment property is allocated to the period to which they relate. W4. Insurance finance income and expenses Insurance finance income and expenses comprise changes in the carrying amounts of groups of insurance and reinsurance contracts, measured through GMM and PAA, arising from the effects of the time value of money, financial risk and changes therein. For direct participating insurance contracts (VFA) the change in the fair value of the underlying items is included in the insurance finance income and expenses. X. Solvency II In accordance with the Solvency II regulations (2009/138/EG art. 75—86), Solvency II figures are based on fair value. Fair value measurement is based on the same fair value hierarchy described in the IFRS accounting policies (see accounting policy B). Most important adjustments in the balance sheet, compared to IFRS, are the valuation of the (savings-linked) mortgage loans-portfolio and the liabilities arising from insurance contracts (including the risk margin). Basis of Solvency II Eligible own funds (EOF) is the excess of assets over liabilities, adjusted with some specific EOF-items (subordinated liabilities which classify as EOF under Solvency II and foreseeable dividend). The Solvency Capital Requirement (SCR) of Aegon Levensverzekering N.V. (Aegon life) and of Aegon Spaarkas N.V. (Aegon Spaarkas) is based on the partial internal model, while the SCR of the other a.s.r. entities are based on the standard formula, including the calculation of the Loss Absorbing Capacity of Deferred Tax (LAC DT). The LAC DT methodology is reviewed and properly documented. Usage of the models is agreed upon with DNB. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

Annual Report 2024 ASR Nederland N.V. 31 7.4 Group structure and segment information 7.4.1 Group structure The Group comprises a number of operating and holding companies. Except where indicated, a.s.r. is 100% shareholder of these companies. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.4 Group structure and segment informationhoofdstuktitel • Annual Report • a.2024 s.r. Annual ASR Nederland Report 2024 N.V . 32 1 ASR Nederland N.V. ASR Schadever- ASR Levens- AEGON Levens- ASR Ziekte- ASR Deel- Aegon Cappital AEGON zekering N.V.1 verzekering verzekering kostenverzeke- nemingen N.V. B.V.3 Spaarkas N.V.2 N.V.2 N.V.2 ringen N.V. ASR Basis ASR Real Estate B.V.3 Ziektekosten-verzekeringen N.V. 1 ASR Premie- pensioen- instelling N.V.3 ASR Aanvullende Ziektekosten- Corins B.V.3 verzekeringen N.V. 1 ASR Vitaliteit & ASR Wlz Preventieve uitvoerder B.V. Diensten B.V. Robidus Groep B.V. (95% participation) Robidus Risk Consulting B.V.3 (95% participation) Segment information The operations of a.s.r. have been divided into five operating segments (2023: six, including Bank). The main segments are the Non-life and Life segment in which all insurance activities are presented. The other activities are presented as three separate segments being Asset Management, Distribution and Services and Holding and Other. Intersegment transactions or transfers are concluded at arm’s length conditions. ASR AEGON D&S Holding B.V. ASR Vooruit Advies van a.s.r. AEGON Vermogens- Hypotheken B.V.3 B.V.3 Bemiddeling beheer N.V.3 B.V.3 B.V.3 Dutch ID B.V. Felison Assuradeuren B.V.³ Boval Assurantiën B.V.³ Supergarant Verzekeringen B.V.3 ZZP Nederland Verzekeringen B.V.3 PoliService B.V.3 Assurantiekantoor Lodewijk B.V.3 Van Kampen Groep Holding B.V.3 Anac Backoffice B.V.3 Van Kampen Geld B.V.3 D&S Participaties B.V. De Regt Adviesgroep B.V.3 GHW assurantiegroep B.V.3 Bastiaens & Cox B.V.3 dRA Exploitatie B.V.3 Van Helvoort Assuradeuren B.V.3 Van Helvoort Registermakelaars in Assurantiën B.V.3 Nedasco B.V.3 3 1 Registered non-life insurance companies BSB Assurantiën B.V. 2 Registered life insurance companies (85% participation) 3 Other Wft registered companies Cappital B.V. (Aegon IORP) which offer investment contracts to policyholders that bear no insurance risk and for which the actual return on investments allocated to the contract is passed on to the policyholder. The Life segment also includes ASR Vooruit B.V., the investment firm that performs activities related to private investing for customers. The Non-life and Life segments have different levels of profitability and growth opportunities, as well as a different outlook and risk profile. See section 7.7.9 for a list of principal group companies and associates in the relevant segments. Other activities Insurance activities Insurance entities are entities that accept the transfer of insurance risks from policyholders. The Non-life segment consists of non-life insurance entities and their subsidiaries. These non-life insurance entities offer non-life insurance contracts such as disability insurance and P&C insurance and health insurance. The Life segment mainly comprises the life insurance entities and their subsidiaries. This life insurance entities offer 879241 financial products -001 -such Part as life -2 insurance contracts 28Mar25 and life insurance 13:48 contracts on behalf of policyholders. The Life segment also includes ASR Premiepensioeninstelling N.V. (a.s.r. IORP) and Aegon Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements The other activities consist of: • The Asset Management segment involves all activities related to asset management including investment property management. These activities include amongst others ASR Vermogensbeheer N.V., ASR Real Estate B.V. and Aegon Hypotheken B.V. (Aegon hypotheken); • The Distribution and Services segment includes the activities related to distribution of insurance 202 contracts and include amongst others the financial intermediary business of PoliService B.V., Van Kampen Groep Holding B.V. (and Van Kampen Geld B.V. and Anac Backoffice B.V.), Dutch ID B.V. (and

7.4 Group structure and segment information • Annual Report 2024 ASR Nederland N.V. 33 Felison Assuradeuren B.V. and Boval Assurantiën B.V.), Corins B.V., SuperGarant Verzekeringen B.V., D&S Participaties B.V., (and ZZP Nederland Verzekeringen B.V. and Bedrijfsartsengroep B.V.), Nedasco B.V., Robidus Groep B.V., TKP Pensioen B.V., Advies van a.s.r. B.V. and AEGON Bemiddeling B.V.; • The Holding and Other segment consists primarily of the holding activities of a.s.r. (including the group related activities), other holding and intermediate holding companies, the real estate development business (ASR Vastgoed Projecten B.V.), ASR Vitaliteit & Preventieve Diensten B.V (Vitality) and the minority participations of ASR Deelnemingen N.V. • The former Banking segment consisted of the Knab activities (Aegon Bank N.V.), which were sold during 2024, see section 7.4.6. The eliminations applied in the reconciliation of the segment information to the consolidated balance sheet and the consolidated income statement are separately presented in section 7.4.2 and 7.4.3. The a.s.r. segment reporting shows the financial performance of each segment. The purpose is to allocate all items in the balance sheet and income statement to the segments that hold full management responsibility for them. Segment information has been prepared in accordance with the accounting principles used for the preparation of a.s.r.’s consolidated financial statements (see section 7.3). Goodwill and other intangibles are presented in the related cash generating unit’s segment. Intersegment transactions are conducted at arm’s length conditions. In general, costs related to centralised services are allocated to the segments based on the utilisation of these services. The segments are assessed on their operating result as defined in section 7.10. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.4 Group structure and segment information • Annual Report 2024 ASR Nederland N.V. 34

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.4.2 Segmented balance sheet

Segmented balance sheet

As at 31 December 2024	Non-life	Life	Asset Management	Distribution and Services	Holding and Other	Eliminations	Total
Intangible assets	32	101	97	362	-	-	592
Property, plant and equipment	-	584	-	40	257	-206	676
Investment property	63	3,301	-	-	-	-	3,364
Associates and joint ventures at equity method	-	362	-	9	86	-	457
Investments	10,284	68,295	2,633	19	431	-1,068	80,593
Investments related to direct participating contracts	-	33,025	-	-	-	-	33,025
Derivatives	152	11,369	247	-	-	-	11,767
Deferred tax assets	-	739	8	-	-	-646	101
Reinsurance contract assets	277	208	-	-	-	-	485
Other assets	460	2,417	427	226	6,428	-6,615	3,342
Cash and cash equivalents	387	2,589	329	114	774	-	4,194
Total assets	**11,654**	**122,989**	**3,740**	**770**	**7,977**	**-8,536**	**138,595**
Equity attributable to holders of equity instruments	3,044	7,260	432	373	-1,303	-21	9,786
Non-controlling interests	7	43	-	2	-6	-	47
Total equity	**3,052**	**7,303**	**432**	**376**	**-1,308**	**-21**	**9,833**
Subordinated liabilities	95	-	-	-	2,007	-95	2,007
Insurance contract liabilities	7,822	59,269	-	-	-	-2,824	64,267
Liabilities arising from direct participating insurance contracts	-	41,331	-	-	-	-2,966	38,366
Employee benefits	-	-	-	-	5,036	-	5,037
Provisions	1	327	-	6	79	-	413
Borrowings	8	680	2,278	225	1,097	-1,153	3,135
Derivatives	322	8,085	259	-	-	-	8,666
Deferred tax liabilities	197	-	-	4	441	-642	-
Due to banks	46	4,829	674	-	-	-	5,550
Other liabilities	111	1,165	97	160	624	-836	1,322
Total liabilities	**8,603**	**115,686**	**3,308**	**395**	**9,285**	**-8,515**	**128,762**
Total equity and liabilities	**11,654**	**122,989**	**3,740**	**770**	**7,977**	**-8,536**	**138,595**
Additions to							
Intangible assets	-	1	-	16	-	-	17
Property, plant and equipment	1	-	-	19	6	-	26
Total additions	**1**	**1**	**-**	**34**	**6**	**-**	**43**

7.4 Group structure and segment information • Annual Report 2024 ASR Nederland N.V. 35 Segmented balance sheet As at 31 December 2023 Non-life Life Asset Management Bank Distribution and Services Holding and Other Eliminations Total Intangible assets 36 107 102 28 377 — 649 Property, plant and equipment—632 — 30 282 -212 732 Investment property 47 3,005 — ——3,051 Associates and joint ventures at equity method—342 — 12 71—426 Investments 9,785 64,873 2,506 13,147 11 1,057 -1,374 90,006 Investments related to direct participating contracts—30,352 — ——30,352 Derivatives 76 11,237 309 1,285 ——12,907 Deferred tax assets—968 — — -332 636 Reinsurance contract assets 284 217 — ——501 Other assets 360 3,036 474 135 269 6,228 -6,904 3,598 Cash and cash equivalents 213 4,639 254 2,538 78 188—7,910 Total assets 10,801 119,408 3,645 17,134 778 7,826 -8,822 150,768 Equity attributable to holders of equity instruments 2,764 6,770 489 750 310 -1,712 -29 9,342 Non-controlling interests 5 31 — 7 -9—35 Total equity 2,770 6,801 489 750 318 -1,721 -29 9,377 Subordinated liabilities 95 — — 2,005 -95 2,005 Insurance contract liabilities 7,237 58,841 — — -2,776 63,302 Liabilities arising from direct participating insurance contracts—39,025 — — -2,943 36,082 Employee benefits — ——5,218—5,218 Provisions 1 321—1 7 84—414 Borrowings 1 710 1,787 3,049 192 1,172 -1,460 5,451 Derivatives 318 8,840 269 706 ——10,132 Deferred tax liabilities 5—7 16 53 249 -330 -Savings deposits ——11,967 ——11,967 Due to banks 16 3,757 933 539—200—5,445 Other liabilities 358 1,114 159 107 209 619 -1,190 1,376 Total liabilities 8,031 112,607 3,155 16,384 461 9,547 -8,793 141,391 Total equity and liabilities 10,801 119,408 3,645 17,134 778 7,826 -8,822 150,768 Additions to Intangible assets 10 43 64 29 224 — 370 Property, plant and equipment—40 — 24 57—121 879241-001-Part-2 28Mar25 13:48 Page 205 Total additions 10 84 64 29 248 57—490 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.4 Group structure and segment information • Annual Report 2024 ASR Nederland N.V. 36 7.4.3 Segmented income statement and operating result Segmented income statement and operating result 2024 Non-life Life Asset Management Distribution and Services Holding and Other Eliminations Total Continuing operations Insurance contract revenue 5,614 4,241 ——-254 9,601 Incurred claims and benefits -4,198 -3,402 ——211 -7,389 Insurance service operating expenses -1,061 -290 — — -1,350 Insurance service expenses -5,258 -3,692 ——211 -8,739 Insurance service result before reinsurance 356 550 ——-44 862 Net result from reinsurance contracts -32 -58 — — -90 Insurance service result 324 491 ——-44 772 Direct investment income 485 5,643 219 8 220 -224 6,351 Net fair value gains (and losses) 203 4,277 -27—2 6 4,459 Impairments on financial assets 1 — ——1 Net finance result from insurance and reinsurance contracts -262 -5,751 ——281 -5,731 Other finance expenses -218 -3,380 -166 -8 -236 -23 -4,031 Investment operating expenses -16 -168 -118—-1 99 -205 Investment and finance result 192 620 -92—-15 138 843 Share of result of associates and joint ventures—21—1 6—28 Fee income 7 73 325 377 3 -267 518 Other income 15 72—12 18 -10 107 Total other income 22 166 325 390 27 -277 653 Other expenses -51 -126 -161 -374 -277 168 -821 Total other income and expenses -29 40 164 16 -250 -109 -168 Result before tax 487 1,151 72 16 -265 -15 1,447 Income tax (expense) / gain -123 -305 -19 -11 72 3 -383 Result after tax 364 846 54 5 -193 -11 1,065 Discontinued operations Result after tax from discontinued operations — — -131 10 -121 Net result 364 846 54 5 -324 -1 944 879241-001-Part-2 28Mar25 13:48 Page 206 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.4 Group structure and segment information • Annual Report 2024 ASR Nederland N.V. 37

2024	Non-life	Life	Asset Management	Distribution and Services	Holding and Other	Eliminations	Total
Attributable to:							
Non-controlling interests	-	-1	-	1	-1	-	-2
- Shareholders of the parent	364	848	54	4	-386	-1	882
- Holders of other equity instruments	-	-	-	-	63	-	63
Result attributable to holders of equity instruments	**364**	**848**	**54**	**4**	**-323**	**-1**	**946**

a.s.r. decided to use the 'look through' approach on a group level when calculating the CSM, representing all income and expenses of the Group related to insurance contracts. As a result the services of a.s.r. asset management related to insurance contracts measured under the variable fee approach are reflected in the insurance service result of the segment Life, as well as the segment Asset management, and subsequently reversed in 'other income and other expenses' within the segment Life. a.s.r. considers this to be a true and fair view. It reflects the measure reported to the Executive Board, as chief operating decision maker, for the purpose of making decisions about allocating resources to the segment and assessing its performance.

The results from discontinued operations in relation to Knab, including the loss as a result of the sale, is recognised in segment Holding and Other. See section 7.4.6 for more details.

Operating result

2024	Non-life	Life	Asset Management	Distribution and Services	Holding and Other	Eliminations	Total
Result before tax from continuing operations	**487**	**1,151**	**72**	**16**	**-265**	**-15**	**1,447**
Minus adjustments related to the insurance service result	-15	63	-	-	-	-44	5
Minus adjustments related to the investment and finance result	48	-15	-15	-	145	9	173
Minus adjustments related to the other result	-16	26	-13	-33	-128	5	-158
Operating result	**469**	**1,076**	**100**	**50**	**-283**	**15**	**1,428**

In 2024, adjustments related to the insurance service result (€ 5 million) consist of changes to future services on onerous contracts (€ 42 million, mostly reflecting synergies in expense provisioning). This was partly offset by, among others, the amortisation of pre-recognition interest rate hedged developments prior to the initial CSM recognition (€ -18 million) and the non-economic assumption update for inflation in the liability of incurred claims of Disability (€ -8 million).

Adjustments related to the investment and finance result (€ 173 million) were mainly related to revaluations due to market developments to arrive at normalised investment returns in the operating result.

Adjustments related to the other result (€ -158 million) consist of costs for integration of the Aegon NL business lines, charged to the Holding, project costs for the regulatory pension reform and CSRD, project costs for the implementation of a partial internal model and amortisations of intangible assets defined in earlier acquisitions.

For more information including an explanation of the definition, see section 7.10.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.4 Group structure and segment information • Annual Report 2024 ASR Nederland N.V. 38 Impairments 2024 Non-life Life Asset Management Distribution and Services Holding and Other Eliminations Total Property, plant and equipment Impairment — — -3—-3 Property, plant and equipment Reversal — — — -Other assets Impairment — — — -Other assets Reversal 1 — ——1 Total Impairments Impairment — — -3—-3 Reversal 1 — ——1 Total 1 ——-3—-2 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.4 Group structure and segment information • **Annual Report 2024 ASR Nederland N.V.** 39

Segmented income statement and operating result

2023	Non-life	Life	Asset Management	Bank	Distribution and Services	Holding and Other	Eliminations	Total
Continuing operations								
Insurance contract revenue	5,379	2,898	-	-	-	-	-182	8,095
Incurred claims and benefits	*-4,267*	*-2,298*	-	-	-	-	*164*	*-6,400*
Insurance service operating expenses	*-966*	*-264*	-	-	-	-	*2*	*-1,227*
Insurance service expenses	-5,232	-2,562	-	-	-	-	166	-7,628
Insurance service result before reinsurance	**147**	**336**		**-**	**-**	**-**	**-15**	**468**
Net result from reinsurance contracts	**-12**	**-16**	**-**	**-**	**-**	**-**	**-**	**-27**
Insurance service result	**135**	**320**	**-**	**-**	**-**	**-**	**-15**	**440**
Direct investment income	396	3,658	89	-	5	72	-84	4,137
Net fair value gains (and losses)	186	4,568	-14	-	-	21	-15	4,747
Impairments on financial assets	-	1	-23	-	-	-1	-	-22
Net finance result from insurance and reinsurance contracts	-243	-5,174	-	-	-	-	205	-5,211
Other finance expenses	-143	-2,031	-54	-	-7	-87	-129	-2,451
Investment operating expenses	-11	-103	-98	-	-	-2	68	-146
Investment and finance result	**185**	**919**	**-98**	**-**	**-2**	**4**	**47**	**1,054**
Share of result of associates and joint ventures	-	9		-	-	2	-	11
Fee income	5	54	248	-	237	3	-219	328
Other income	12	105	111	-	6	149	-10	372
Total other income	**17**	**167**	**359**	**-**	**243**	**154**	**-229**	**711**
Other expenses	-66	-438	-134	-	-233	-207	150	-927
Total other income and expenses	**-49**	**-270**	**224**	**-**	**10**	**-52**	**-80**	**-217**
Result before tax	**271**	**969**	**126**	**-**	**8**	**-48**	**-48**	**1,278**
Income tax (expense) / gain	-68	-238	-33	-	-6	58	12	-275
Result after tax	**203**	**731**	**94**	**-**	**2**	**10**	**-36**	**1,003**
Discontinued operations								
Result after tax from discontinued operations	-	-	-	76	-	-	6	82
Net result	**203**	**731**	**94**	**76**	**2**	**10**	**-30**	**1,086**

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.4 Group structure and segment information • Annual Report 2024 ASR Nederland N.V. 40 2023 Non-life Life Asset Management Bank Distribution and Services Holding and Other Eliminations Total Attributable to: Non-controlling interests — — — ——Shareholders of the parent 203 731 94 76 2 -38 -30 1,038—Holders of other equity instruments — ——48—48 Result attributable to holders of equity instruments 203 731 94 76 2 10 -30 1,086 Operating result 2023 Non-life Life Result before tax from continuing operations 271 969 Minus adjustments related to the insurance service result -106 47 Minus adjustments related to the investment and finance result 29 510 Minus adjustments related to the other result -30 -279 Operating result 378 691 In 2023, adjustments related to the insurance service result (€ -75 million) mainly consist of the non-economic assumption update for inflation in the liability of incurred claims of Disability (€ -87 million) in the segment Non-life. Adjustments related to the investment and finance result (€ 611 million) were mainly related to fair value revaluations driven by decreasing interest rates in 2023. Adjustments related to the other result (€ -231 million) consists on the one hand of provisions made following the agreement with claim organisations on Unit Linked-life insurance transparency (see section Impairments Asset Management Distribution and Services Holding and Other Eliminations Total 126 8 -48 -48 1,278 ——-16 -75 -30—123 -22 611 77 -24 25—-231 78 33 -197 -11 973 7.7.7.2). In the Life segment a provision is made of in total € 300 million which includes an additional provision of € 50 million to facilitate individual claims of customers in distressing situations. On the other hand, an adjustment was made in the Asset Management segment for the net positive impact from the Aegon transaction and the exchange of investment portfolios. In the Distribution and Services segment an impairment of goodwill and amortisations of other intangible assets were adjusted for. In the Holding and Other segment the positive adjustment for the purchase gain on the Aegon transaction was partially set off by expenses for integration of the Aegon business lines and expenses for innovation projects. Operating result is an alternative performance measure; for more information see section 7.10. Distribution and 2023 Non-life Life Asset Management Banking Services Holding and Other Eliminations Total Intangible assets Impairment — — -13 — -13 Intangible assets Reversal — — — —Investments Impairment — -1 3—-1—2 Investments Reversal — — — —Other assets Impairment — -22 — — -22 Other assets Reversal—1 — ——1 Total Impairments Impairment — -23 3 -13 -1—-34 Reversal—1 — ——1 879241-001-Part Total -2 28Mar25—13:48 1 Page -23 210 3 -13 -1—-32 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.4 Group structure and segment information • Annual Report 2024 ASR Nederland N.V. 41 7.4.4 Non-life ratios The combined ratio including the claims, commission and expense ratios is an alternative performance measure and is not a measure of financial performance under IFRS. Because it is not determined in accordance with IFRS, these ratios as presented by a.s.r. may not be comparable to other similarly titled measures of performance of other companies. Non-life combined ratio 2024 2023 Claims ratio 74.56% 77.0% Commission ratio 12.7% 12.3% Expense ratio 6.5% 6.1% Combined ratio 93.8% 95.4% Non-life combined ratio per business line 2024 2023 Property & Casualty (P&C) 90.7% 93.6% Disability 93.0% 93.5% P&C and Disability 91.9% 93.5% Health 99.1% 98.9% The claims, commission and expense ratios can be calculated based on the following information: Claims, commission and expenses Financial statements 2024 2023 Introduction Insurance contract revenue 5,614 5,379 Consolidated financial statements Allocation of reinsurance premiums paid -129 -122 Accounting policies Adjustment to the insurance contract revenue 17 0 Group structure and segment information Net insurance contract revenue 5,502 5,257 Notes to the consolidated balance sheet Notes to the consolidated income statement Insurance claims and benefits -4,198 -4,267 Other notes Amounts recoverable from reinsurers 97 110 Risk management Adjustment to the insurance claims and benefits -2 106 Capital management Adjusted net insurance claims and benefits -4,102 -4,050 Operating result Company financial statements Insurance service operating expenses -1,061 -966 Of which: Incurred commission expenses -701 -646 Insurance service operating expenses excluding incurred commission expenses -360 -320 The Non-life combined ratio indicates the insurance related profitability of a non-life insurance contract. To measure the Non-life combined ratio, the insurance service expenses are divided by the insurance contract revenue, considering the operating result definition of those items (see section 7.4.3 and section 7.10). In 2024, the adjustment to the net insurance contract revenue (€ 17 million) relates to the impact on the CSM of hedging for pre-recognition interest rate movements. The adjustments to the insurance claims and benefits (€ -2 million) consist of € 8 million impact of changes of inflation on the Liability for Incurred Claims, € -11 million related to changes to future services on onerous contracts and € 1 million impact on the loss component of hedging for pre-recognition interest rate movements. In 2023, adjustments to the insurance claims and benefits (€ 106 million) consist of € 87 million impact of changes of inflation on the Liability for Incurred Claims and € 19 million related to changes to future services on onerous contracts. 879241-001-Part-2 28Mar25 13:48 Page 211

Result of discontinued operations July—January—December Income statement October 2024 2023 Total income 721 481 Total expenses -560 -370 Result from operating activities 161 111 Income tax (expense) / gain -42 -29 Result on sale after tax -240—Result for the period -121 82 Statement of comprehensive income Items that may be reclassified subsequently to profit or loss Unrealised change in value of debt instruments designated at FVOCI -11 9 Realised gain/(loss) on debt instruments at FVOCI reclassified to profit or loss -1 -Income tax on items that may be reclassified 5 -2 Other comprehensive income for the period from discontinued operations -7 7 Total comprehensive income / (loss) from discontinued operations -128 89 Attributable to shareholders of the parent -128 89 Cash flows from discontinued operations 2024 2023 Cash and cash equivalents as at 1 January 2,538—Knab cash and cash equivalents acquired through the acquisition of Aegon as at 4 July 2023 2,071 Cash flows from operating activities -29 467 Cash flows from investing activities Cash flows from financing activities Sale of Knab as at 1 November 2024 -2,509 Cash and cash equivalents as at 31 December—2,538 7.4 Group structure and segment information • Annual Report 2024 ASR Nederland N.V. 42 7.4.5 Acquisitions See accounting policy H. Acquisitions 2024 During 2024, a.s.r. acquired eleven insurance brokerage companies, which became subsidiaries in segment Distribution and Services. Other acquisitions a.s.r. increased its shareholding in an associate, whereby it became a subsidiary in segment Distribution and Services. Acquisitions 2023 Aegon Nederland On 4 July 2023, a.s.r. announced the completion of the business combination between a.s.r. and Aegon Ltd. (formerly known as Aegon N.V.) by acquiring the shares of Aegon NL. a.s.r. established the final acquisition balance sheet of Aegon NL in December 2023. Aegon NL was legally merged into a.s.r. as per 1 October 2023. For further information see the 2023 consolidated financial statements. Other acquisitions a.s.r. acquired an entity in segment Non-life and three entities in segment Distribution and Services. 7.4.6 Discontinued operations See accounting policy I. On 1 February 2024, a.s.r. reached an agreement to sell Knab to the BAWAG Group AG. Closing of the transaction took place on 1 November 2024. a.s.r. has presented in a single amount (after tax) the result from discontinued operations in relation to Knab, including the loss as a result of the sale. The result from discontinued operations of €- 121 million is recognised in segment Holding and Other (see section 7.4.3). The result of discontinued operations can be specified as follows: Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.4 Group structure and segment information • Annual Report 2024 ASR Nederland N.V. 43 Effect of disposal on the financial position of the Group 1 November 2024 Property, plant and equipment 4 Investments 13,067 Derivatives 521 Deferred tax assets 11 Other assets 67 Cash and cash equivalents 2,509 Total assets 16,180 Provisions 1 Borrowings 2,820 Derivatives 18 Savings deposits 11,969 Due to banks 511 Other liabilities 30 Total liabilities 15,349 Net assets and liabilities 831 Consideration received 611 Book loss on sale -221 Impairment loss on intangible assets -19 Result on sale of discontinued operations -240 Cash flows Consideration received 611 Cash and cash equivalents disposed of -2,509 Net cash outflows -1,898 879241-001-Part-2 28Mar25 13:48 Page 213 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

Annual Report 2024 ASR Nederland N.V. 44 7.5 Notes to the consolidated balance sheet 7.5.1 Intangible assets Goodwill For the purpose of impairment testing, goodwill is allocated to the CGU’s of the relevant operating See accounting policy C. segment. Intangible assets Goodwill allocation per segment 31 December 2024 31 December 2023 31 December 2024 31 December 2023 Goodwill 233 234 Non-life 16 16 Other intangible assets 359 415 Life 43 43 Asset Management 35 35 Total intangible assets 592 649 Distribution and Services 139 140 Total goodwill 233 234 Intangible assets Goodwill has an indefinite useful life and is not amortised. a.s.r. performs an impairment test annually, or Other intangible Total Total more frequently if events or circumstances warrant so, to ascertain whether goodwill has been subject to Goodwill assets 2024 2023 impairment. Cost price 246 477 723 738 Accumulated amortisation and For the CGU’s within the Non-life, Life, Asset Management and Distribution and Services segments, impairments -13 -118 -131 -89 the results of these tests, using updated multiples and discount rates, show excess recoverable values At 31 December 233 359 592 649 over the book values and no goodwill impairment is recognised. A deterioration within reasonable limits on one of the assumptions in isolation would not lead to an impairment. The buffer is also capable At 1 January 234 415 649 322 of absorbing a combination of negative factors. However, should circumstances on multiple factors Acquisition—5 5 5 deteriorate significantly, it could lead to a negative outcome for the buffer (the difference between the Amortisation and impairments—-50 -50 -43 recoverable value and the book value). Transfer -3 5 1 -Changes in the composition of the In 2023, for one CGU within the Distribution and Services segment an impairment loss on the goodwill was group 3 -16 -13 364 charged to the income statement amounting to € 13 million. At 31 December 233 359 592 649 Other intangible assets Changes in the composition of the group relates to the sale of Knab in 2024, see section 7.4.6. In 2023, The other intangible assets mainly relate to Aegon NL, Distribution and Services, a.s.r. IORP and Loyalis, changes in the composition of the group related to the intangible assets (mainly customer relationships, and mainly consist of customer relationships, trade names and software. The other intangible assets are trade names and software) acquired through the acquisition of Aegon NL. amortised straight-line over their useful life, which is determined individually (between 3 and 20 years). The 879241-001-Part-2 28Mar25 13:48 Pageamortisation 214 charges on other intangible assets are recorded in the operating and other expenses (see section 7.6.11). Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 45

< ≡ >

7.5.2 Property, plant and equipment

See accounting policies P and V.

Property, plant and equipment

	31 December 2024	31 December 2023
Land and buildings for own use	164	168
Plant	386	417
Equipment	53	63
Property, plant and equipment owned	**603**	**648**
Land and buildings	65	77
Vehicles	8	7
Right-of-use assets	**72**	**84**
Total property, plant and equipment	**676**	**732**

Changes in property, plant and equipment

	Land and buildings for own use	Plant	Equipment	Right-of-use Assets	Total 2024	Total 2023
At 1 January	168	417	63	84	732	679
Additions	-	-	11	14	25	29
Depreciations	-7	-20	-15	-11	-53	-50
Impairments	-	-	-3	-	-3	-
Revaluations through profit of loss	-4	-11	-	-	-15	-26
Revaluations through equity	6	-3	-	-	2	5
Other	1	2	-2	-11	-10	3
Changes in the composition of the group	-	-	-	-4	-4	91
at 31 December	**164**	**386**	**53**	**72**	**676**	**732**
Gross carrying amount as at 31 December	290	446	170	114	1,020	1,061
Accumulated depreciation as at 31 December	-126	-60	-114	-41	-341	-329
Accumulated impairments as at 31 December	-	-	-3	-	-3	-
Net carrying value as at 31 December	**164**	**386**	**53**	**72**	**676**	**732**
Revaluation surplus						
At 1 January	48	6	-	-	54	50
Revaluation in the year	6	-3	-	-	3	5
Other	-1	-	-	-	-1	-1
Changes in the composition of the group	-	-	-	-	-	-1
at 31 December	**53**	**3**	**-**	**-**	**56**	**54**

In 2023, changes in the composition of the Group related to the property acquired through the acquisition of Aegon NL, see section 7.4.5.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 46 Depreciation of property, plant and equipment is recorded in the operating and other expenses, see section 7.6.11. The fair value of land and buildings for own use is based on the external valuations and the significant inputs for the fair value of plant are disclosed in section 7.7.1.3. 7.5.3 Investment property See accounting policy D. Changes in investment property 2024 2023 At 1 January 3,051 664 Changes in value of investments, realised/unrealised gains and losses:—Fair value gains and losses 226 -65 Purchases 246 79 Disposals -159 -36 Changes in the composition of the group—2,409 At 31 December 3,364 3,051 Purchases in 2024 mainly relates to residential (€ 126 million) and offices (€ 117 million). Disposals relates to residential (€ -159 million). In 2023, changes in the composition of the Group related to the investment property acquired through the acquisition of Aegon NL, see section 7.4.5. Investment property is leased to third parties and is diversified over the rural, residential, offices and retail sectors and over property under development in the Netherlands. The significant inputs are the net initial yield and market rental value. For more information see section 7.7.1. Rental income is recognised as direct investment income. In 2024, rentals amounted to € 144 million (2023: € 91 million). The rental income has increased due to the acquisition of Aegon NL. Direct operating expenses arising from investment property amounted to € 52 million (2023: € 29 million). Given the overall low vacancy rate, virtually all direct operating expenses relate to investment properties generating rental income. Direct operating expenses of investment property are classified as operating and other expenses within the investment operating expenses. Investment property consists mainly of assets expected to be recovered after more than one year after the balance sheet date. 7.5.4 Associates and joint ventures See accounting policy Q. Associates and joint ventures Interest 31 December 2024 31 December 2023 At equity method Associates and joint ventures ranging between 10 % and 50% 457 426 At fair value through profit or loss Real estate equity funds ranging between 25 % and 85% 4,775 4,561 Mortgage equity funds ranging between 5 % and 20%—687 Other equity funds ranging between 1 % and 10% 553 247 The amount of € 457 million (2023: € 426 million) consists of € 292 million (2023 : € 260 million) associates and € 165 million (2023: € 166 million) joint ventures. The main associates at equity method acquired through the acquisition of Aegon NL are OB Capital Cooperatief U.A. and N.V. Levensverzekering-Maatschappij ‘De Hoop’. The joint ventures at equity method acquired through the acquisition of Aegon NL, see section 7.4.5, are the real estate companies Amvest Vastgoed B.V. and Amvest Development Fund B.V. The real estate equity funds consist of the ASR Dutch Mobility Office Fund (ASR DMOF), ASR Dutch Prime Retail Fund (ASR DPRF), ASR Dutch Core Residential Fund (ASR DCRF), ASR Dutch Farmland Fund (DFLF), and the real estate equity funds acquired through the acquisition of Aegon NL, namely Amvest Residential Core Fund (Amvest RCF) and Amvest Living & Care Fund (Amvest LCF). The mortgage equity funds consists of the ASR Mortgage Fund (ASR MF). The other equity funds consists of five (2023: five) equity funds managed by a.s.r. The interests in these funds are classified and presented as an investment at FVTPL. For more information, see section 7.5.5 and section 7.7.1. Investments in associates and joint ventures generally have a duration of more than one year after the balance sheet date. 879241-001-Part-2 28Mar25 13:48 Page 216 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 47 Changes in associates and joint ventures at equity method 2024 2023 At 1 January 426 79 Acquisition 18 28 Disposal -3 -8 Share of profit/(loss) 28 11 Dividend -12 -3 Changes in the composition of the group—319 At 31 December 457 426 In 2023, changes in the composition of the group relates to the associates and joint ventures acquired through the acquisition of Aegon NL, see section 7.4.5. During 2024, management of ASR MF and the Separate Account Mortgage Fund (SAM Fund) was transferred to Aegon Asset Management N.V., which is an affiliate of Aegon Ltd. The transfer is part of the business combination agreement in 2023. Given this transfer, the funds no longer qualify as subsidiary (SAM Fund) or associate (ASR MF) and are classified as investments in (external) mortgage equity funds. This transfer has no impact on the value of these funds. Following the transfer, the funds are renamed to AeAM Dutch Mortgage Fund 3 (ASR MF) and AeAM Dutch Mortgage Fund 4 (SAM Fund). Some participating interests in which a.s.r. has an interest of less than 20% qualify as associates, because a.s.r. has significant influence as a result of contractual agreements. a.s.r. also has interests of 50% or more in associates at fair value through profit or loss. a.s.r. has no control over these entities as the ability to direct the relevant activities is limited by contractual agreements and therefore does not consolidate these entities. The information disclosed in the following tables is based on the most recent financial information available from the associates and joint ventures. This is primarily based on the investee’s financial statements and their accounting policies. If these policies differ from a.s.r.’s accounting policies, carrying amounts in a.s.r.’s consolidated financial statements have been changed to be in line with a.s.r.’s policies. The decrease of the assets and liabilities of the mortgage equity funds relates to the transfer of the ASR MF to Aegon Asset Management, after which these funds no longer qualified as investments in associate. The increase in assets and liabilities of the real estate equity funds and of the other equity funds mainly relates to the positive performance of these funds during 2024. The total assets of the real estate equity funds consist primarily of investment property, € 11,287 million (2023: € 10,567 million) and € 9,750 million (2023: € 7,760 million) of the total assets of the other equity funds consist of equities. The interest in the real estate equity funds are as follows: Investments in real estate equity funds 31 December 2024 31 December 2023 ASR DPRF 588 598 ASR DCRF 1,000 957 ASR DMOF 149 123 ASR DFLF 1,748 1,679 Amvest RCF 1,012 928 Amvest LCF 278 276 Total 4,775 4,561 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 879241-001-Part-2 28Mar25 13:48 Page 217 Financial information available from the associates and joint ventures 31 December 2024 31 December 2023 Associates Associates and joint Real and joint Real ventures at estate Mortgage Other ventures at estate Mortgage Other equity equity equity equity equity equity equity equity method funds funds funds Total method funds funds funds Total Total assets 864 11,752—9,812 22,428 878 10,889 8,457 7,815 28,039 Total liabilities 260 1,590—12 1,862 292 1,385 69 10 1,756 Total income 260 396—1,554 2,210 243 379 379 1,151 2,152 Result 41 839—1,545 2,425 32 -327 343 1,145 1,194 Total comprehensive income 44 839—1,545 2,428 25 -327 343 1,145 1,186

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 48 7.5.5 Investments See accounting policy E. Investments 31 December 2024 31 December 2023 At FVTPL 75,119 71,919 At FVOCI 2,841 3,312 At amortised cost 2,633 14,775 Total investments 80,593 90,006 2023 comparing figures are restated as a result of a reclassification of collateral paid to other assets of € 2.3 billion. See section 7.3.2 for further details. 7.5.5.1 Investments at FVTPL Investments at FVTPL 31 December 2024 31 December 2023 Financial investments—transferred under repurchase agreements Government bonds—213 Financial investments—own risk Real estate equity funds 5,428 5,253 Mortgage equity funds 2,031 997 Debt equity funds 639 772 Government bonds 15,774 15,854 Corporate bonds 10,621 9,948 Asset-backed securities 3,023 3,013 Other investment funds 2,068 2,153 Equities 553 247 Mortgage loans 25,398 24,494 Private loans 9,584 8,976 Total investments at FVTPL 75,119 71,919 Investments at FVTPL mainly increased mainly the result of positive fair value gains and additional investments. Increase in Mortgage equity funds relates to the transfer of the SAM fund to Aegon Asset Management out of mortgage loans. 879241-001-Part-2 28Mar25 13:48 For the real estate equity funds and mortgage equity funds for which a.s.r. has significant influence the exemption of IAS 28 was used, thereby measuring the investments at FVTPL and presenting them as a separate category within the investments at FVTPL. For a breakdown of the real estate equity funds and mortgage equity fund, see section 7.5.4. a.s.r. has bonds amounting to € 3,427 million (2023: € 3,483 million), shares amounting to € 10 million (2023: € 24 million) and cash amounting to nil (2023: € 750 million) (see section 7.5.10) that have been transferred, but do not qualify for derecognition. The majority of these investments are part of a securities lending programme whereby the investments are lent in exchange for a fee with collateral obtained as a security. The collateral furnished as security representing a fair value of € 4,925 million (2023: € 5,067 million) consists of mortgage loans and corporate and government bonds. See accounting policy N about securities lending. Private loans consists for € 2,199 million (2023: € 2,285 million) of savings-linked mortgage loans. At year-end 2024 and 2023, debt instruments at FVTPL consisted entirely of investments mandatorily measured as such. Based on their contractual maturity, an amount of € 58,171 million (2023: € 57,936 million) of fixed income investments is expected to be recovered after more than one year after the balance sheet date. For assets without a contractual maturity date, it is expected that they will be recovered after more than one year after the balance sheet date. For more detailed information about the fair value valuation of the investments, see section 7.7.1. 7.5.5.2 Investments at FVOCI Investments at FVOCI 31 December 2024 31 December 2023 Government bonds—359 Corporate bonds—521 Equities 2,696 2,348 Preference shares 134 79 Other participating contracts 11 5 Total investments at FVOCI 2,841 3,312 Investments at FVOCI mainly decreased due to the assets sold through the sale of Knab (see section 7.4.6). After the sale of Knab, a.s.r. no longer has debt securities measured at FVOCI. a.s.r. sold equity instruments held at FVOCI for an amount of € 1,218 million (2023: € 953 million) in the ordinary 218 course of business. The sales resulted in a gain of € 156 million (2023: gain € 85 million) which is directly recognised in retained earnings. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 49 For assets without a contractual maturity date, it is expected that they will be recovered after more than one year after the balance sheet date. 7.5.5.3 Investments at amortised cost Investments at amortised cost 31 December 2024 31 December 2023 Mortgage loans 2,624 14,590 Private loans 9 185 Total investments at amortised cost 2,633 14,775 Investments at amortised costs decreased due to the assets sold through the sale of Knab (see section 7.4.6). Certain mortgage loans shown within the category investments at amortised cost are designated in portfolio fair value interest rate hedging relationships, and are fair valued with respect to the hedged interest rate. For 2024, this resulted in a higher carrying value of € 109 million (2023: € 289 million higher). None of the financial assets has been reclassified during the financial year. Based on their contractual maturity, an amount of € 2,432 million (2023: 13,929 million) of debt instruments is expected to be recovered after more than one year after the balance sheet date. For assets without a contractual maturity date, it is expected that they will be recovered after more than one year after the balance sheet date. 7 contracts .5.6 Investments related to direct participating insurance See accounting policy E. Investments related to direct participating insurance contracts 31 December 31 December 2024 2023 Real estate equity funds 243 278 Mortgage equity funds 352 271 Debt equity funds 18 18 Government bonds 6,373 6,013 Corporate bonds 3,375 2,936 Asset-backed securities 333 351 Other investment funds 896 1,197 Derivatives 73 98 Equities 16,078 14,252 Mortgage loans 1,421 1,357 Private loans 245 208 Other investments 3,617 3,375 Total investments related to direct participating insurance contracts 33,025 30,352 Investments related to direct participating insurance contracts are mandatorily measured at FVTPL. Within other investments, an amount of € 2,486 million (2023: € 2,394 million) consists of cash and cash equivalents held within investments related to direct participating insurance contracts. Direct participating insurance contracts are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of a.s.r. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 50 7.5.7 Derivatives See accounting policy E. Derivatives 31 December 2024 31 December 2023 Asset Liability Asset Liability Derivatives not designated in a hedge 11,534 8,438 11,447 9,240 Derivatives designated as fair value hedges 233 228 1,461 892 Total 11,767 8,666 12,907 10,132 Derivatives consist primarily of derivatives used to hedge interest rate movements. Derivatives are classified mandatorily as FVTPL and changes in the fair value of derivatives at FVTPL are recorded in net fair value gains and (losses), see section 7.6.5. Derivatives held for mortgage loans of Aegon hypotheken are designated under fair value hedge accounting using the EU carve-out on hedge accounting, only net accounting ineffectiveness has an impact on the net result (for more information, see below under hedge accounting). a.s.r. trades both cleared and non-cleared derivatives on the basis of standardised contracts and exchanges cash variation margin with its counterparties. The derivatives are valued daily and cash collateral is exchanged to reflect the change in mark-to-market (MtM) of the derivatives. Because of this periodic margining process, counterparty risk on derivatives is negligible. In addition to the above variation margin obligations, there is also an initial margin obligation for central cleared derivatives which further reduces the risk of a.s.r. and its counterparties that they cannot fulfil their obligations. Notional amounts are not recognised as assets or liabilities in the balance sheet, however notional amounts are used in determining the fair value of the derivatives. Notional amounts do not reflect the potential gain or loss on a derivative transaction. Derivatives by type of instrument 31 December 2024 31 December 2023 Notional Notional Asset Liability amount Asset Liability amount Foreign exchange contracts 46 189 4,172 57 116 4,936 Interest rate contracts—Swaps 10,644 8,334 230,555 11,655 9,766 198,897—Options 704 49 8,266 709 59 8,539—Futures 52 3 4,340 78 91 3,278 Inflation linked swaps 277 37 2,724 358 21 2,794 Equity index contracts 44 55 11,246 49 79 10,463 Credit default swaps — ——45 Total derivatives 11,767 8,666 261,302 12,907 10,132 228,952 The derivatives do not include the derivatives relating to direct participating insurance contracts of € 73 million (2023: € 98 million). Net derivatives increased primarily as a result of positive revaluations due to changes in the long-term interest swap rates compared to year-end 2023. In addition to the use of swaps and options a.s.r. manages interest rate risk by using bond forwards, included in interest rate contracts futures. The notional amounts of both receiver and payer swaps are included in the total notional amounts of foreign exchange contracts. The fair value of interest rate contracts is calculated by first determining the cash flows of the floating leg based on the Euribor-curve corresponding the interest reset period (3 months, 6 months or 12 months) of the swap. Then the net present value of the floating and fixed leg is determined by discounting the cash flows with the relevant curve (such as €STR, SOFR and SONIA). The fair value of the interest rate contracts using the above valuation method form the basis for the amount of collateral that is exchanged between a.s.r. and its counterparties in accordance with the underlying contracts. For more information see section 7.8 on risk management. Of the derivatives € 10,323 million assets (2023: € 11,638 million) and € 7,455 million liabilities (2023: € 8,967 million) is expected to be recovered respectively settled more than one year after the balance sheet date. Transition 879241-001-Part-2 28Mar25 13:48 PageThroughout 220 the world, a transition is taking place from interbank offered rates (IBORs) to alternative benchmarks. In the EU, the transition to alternative interest-rate benchmarks is governed by the Benchmark Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 51 Regulation (BMR). Pursuant to the BMR, IBOR based contracts need to be amended to reference alternative rates or to be provided with a fallback option. The transition away from IBORs has mainly affected a.s.r.’s derivative book, which is measured at fair value through profit or loss. Although most references under these derivatives remain BMR compliant, the Cash Collateral Interest Rate, and consequently discount rates, have required amendments towards Alternative Reference Rates (ARRs). In the past years, all relevant contracts referencing Ibors (except Euribor) have been amended to reflect ARRs. Hedge accounting Macro fair value hedge accounting under the EU carve-out is applied by subsidiaries Knab and Aegon hypotheken (continuing practice post-acquisition). Derivatives designated as fair value hedges 2024 2023 Fair value changes mortgage loans recognised in profit or loss under EU carve-out 46 329 Offset amount of fair value changes recognised on derivatives used as hedging instrument -44 -326 Total accounting ineffectiveness under EU carve-out recognised in profit or loss 2 3 7.5.8 Deferred taxes Deferred taxes 31 December 2024 31 December 2023 Deferred tax assets 101 636 Net Deferred tax 101 636 Deferred taxes are formed for differences between the carrying amount of assets and liabilities and their tax base at the enacted tax rate, taking into account tax-exempt components. The current tax rate is 25.8% (2023: 25.8%). The deferred taxes are calculated with the enacted tax rate of 25.8%. For subsidiaries outside the fiscal unity the unused tax losses for which no deferred tax has been recognised amount to € 28 million (2023: € 28 million). These unused tax losses include expected losses which are already provided 879241 for. -001-Part-2 28Mar25 13:48 Deferred tax assets and liabilities are expected to be recovered more than one year after the balance sheet date. Changes in deferred taxes Changes recognised in Changes other Changes in recognised in comprehensive composition 31 December 1 January 2024 profit or loss income of the group 2024 Intangible assets -83 -3 2 -1 -85 Property, plant and equipment 4 6 -2—8 Investment property -707 -136 — -843 Investments 549 -297 -59 -217 -24 Financial assets held for trading -219 -556—118 -657 Liabilities arising from insurance contracts 1,470 623 — 2,093 Employee benefits -180 -33 -39—-252 Amounts received in advance -78 -19 — -97 Fiscal reserves -60 3 — -57 Other -61 -36—110 13 Net deferred tax 636 -448 -97 10 101 Changes in deferred taxes Changes recognised in Changes other Changes in recognised in comprehensive composition 31 December 1 January 2023 profit or loss income of the group 2023 Intangible assets -19 5—-69 -83 Property, plant and equipment -16 8 -1 13 4 Investment property -76 15—-646 -707 Investments 87 -572 -49 1,083 549 Financial assets held for trading 147 -244—-122 -219 Liabilities arising from insurance contracts 487 402—581 1,470 Employee benefits -86 -9 42 -127 -180 Amounts received in advance—-11—-67 -78 Fiscal reserves -82 22 — -60 Other -123 214—-152 -61 Net deferred tax 318 -169 -9 495 636 221 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 52 In 2024, the decrease in the deferred tax asset is mainly caused by the changes to the tax base of the technical provisions and their related assets. Changes in the composition of the group relates to Aegon Bank N.V. (Knab). 7.5.9 Other assets See accounting policy R. Other assets 31 December 31 December 2024 2023 Financial assets Due from customers 72 17 Other receivables 666 1,109 Impairments -25 -34 Cash collateral paid 2,341 2,333 3,053 3,425 Non-financial assets Tax receivable 194 68 Prepaid costs 10 30 Property developments 18 27 Other non-financial assets 67 48 289 172 Total other assets 3,342 3,598 The other receivables decrease mainly due to mutations Aegon of which the sale of Knab and differences investment trade-and settlement date differences. Impairments 2024 2023 At 1 January -34 -4 Increase in impairment through profit and loss -2 -22 Reversal of impairment through profit and loss 1 1 Reversal of impairment due to disposal 9 25 Other —Changes in the composition of the group—-34 At 31 December -25 -34 An amount of € 3,331 million (2023: € 3,570 million) of other assets is expected to be recovered less than or equal to one year after the balance sheet date. 7.5.10 Cash and cash equivalents See accounting policy S. Cash and cash equivalents 31 December 31 December 2024 2023 Cash and bank balances 2,228 4,681 Short-term deposits 336 1,581 Money market investments 1,629 1,648 Total cash and cash equivalents 4,194 7,910 In 2024 a.s.r. has no cash (2023: € 750 million) that has been transferred as part of a securities lending programme, but does not qualify for derecognition. For more information see section 7.5.5.1. The cash items per year end 2024 are not subject to other restrictions. The cash components include € 2,663 million (2023: € 2,824 million) related to cash collateral received on derivative instruments and is managed separately from other cash equivalents. Interest expenses on cash collateral is mainly based on €STR (2023: €STR). As a result of the sale of Knab, there are no deposits with DNB at year-end (2023: € 70 million). Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 53

7.5.11 Equity

See accounting policy T.

7.5.11.1 Share capital

Share capital

	31 December 2024		31 December 2023	
	Number of Shares (in millions)	Amounts (in € millions)	Number of Shares (in millions)	(Amount (in € millions)
Ordinary shares				
- Authorised capital; par value of € 0.16	325	52	325	52
- Of which unsubscribed	114	18	114	18
Subscribed and paid-up capital	**211**	**34**	**211**	**34**
Preference shares				
- Authorised capital; par value of € 0.16	325	52	325	52
- Of which unsubscribed	325	52	325	52
Subscribed and paid-up capital	-	-	-	-

7.5.11.2 Share premium reserve

In 2024, there were no changes in share premium reserve.

In 2023, the share premium reserve increased by € 2,537 million due to the issued share capital to finance the business combination of a.s.r. and Aegon NL (€ 2,572 million) and the cancellation of 1.798 thousands treasury shares (€ -35 million), as approved at the AGM in May 2023, see section 7.5.11.5.

7.5.11.3 Unrealised gains and losses recorded in equity

Unrealised gains and losses recorded in equity

	31 December 2024			31 December 2023		
	Investments at FVOCI	Revaluation of property in own use and plants	Total	Investments at FVOCI	Revaluation of property in own use and plants	Total
Gross unrealised gains and losses	476	56	532	414	54	467
Related tax	-86	-14	-100	-72	-13	-85
Total unrealised gains and losses recorded in equity	**390**	**42**	**432**	**342**	**41**	**383**

7.5.11.4 Actuarial gains and losses

The balance of actuarial gains and losses related to the pension obligation increased in 2024 by € 113 million after tax and € 152 million before tax. (2023: decreased by € 120 million after tax and € 162 million before tax). The increase is mainly due to an increase in the discount rate (see section 7.5.15).

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 54 7.5.11.5 Treasury shares In January 2024, a.s.r. announced a share buyback programme for the amount of 300 thousand shares related to the employee share purchase plan. The repurchase was completed on February 7, 2024. Therefore, during the period from 22 January 2024 through 7 February 2024, a.s.r. repurchased 300 thousand shared under an open market share buyback programme for an amount of € 13 million (average share price € 43.27). In November 2024, a.s.r. announced a share buyback programme for an amount of € 100 million from the proceeds from the disposal of Knab. Therefore, during the period from 7 November 2024 through 11 December 2024, a.s.r. repurchased 2,213 thousand shares under an open market share buyback programme for an amount of € 100 million (average share price € 45.18). a.s.r. will seek approval from the General Meeting of Shareholders on 21 May 2025 to cancel the repurchased shares. As part of the employee share purchase plan a.s.r. sold 268 thousand shares (2023: 159 thousand shares) for an amount of € 9 million (2023: € 5 million), leading to a decrease of € 2 million (2023: € 1 million) in retained earnings. For more information on the employee share purchase plan, see section 7.7.6. In 2024, no shares are cancelled. In the AGM in May 2023 the resolution was adopted to cancel 1,798 thousand shares which were acquired in 2022. The cancellation was effected in August 2023. The amount of treasury shares held at year-end of € 109 million (2023: € 7 million) represents 2,425 thousand treasury shares (2023: 179 thousand). Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 55

7.5.11.6 Other equity instruments

Other equity instruments

	2024	2023	Coupon date	First possible redemption date
Hybrid Tier 2 instrument 5% fixed interest	-	497	Annually with effect from 30 September 2015	30 September 2024
Restricted Tier 1 instrument 4.625% fixed interest	507	507	Semi-annually with effect from 19 April 2018	19 October 2027
Restricted Tier 1 instrument 6.625% fixed interest	500	-	Semi-annually with effect from 27 March 2024	27 December 2031
Total other equity instruments	**1,007**	**1,004**		

The Tier 1 and Tier 2 instruments bear discretionary interest and have no maturity date, but can be redeemed at the option of a.s.r. on any coupon due date from the above mentioned possible redemption date.

The Tier 1 and Tier 2 instruments have subordination provisions, rank junior to all other liabilities and senior to only shareholder's equity. The conditions of the securities contain certain provisions for optional and required coupon payment deferral and mandatory coupon payment events.

The coupon payments in respect of the Tier 1 and Tier 2 instruments are deductible for tax purposes.

In March 2024, a.s.r. issued € 500 million perpetual subordinated restricted Tier 1 capital securities priced with a fixed rate coupon of 6.625% per annum. The new issue is first callable on 27 December 2031.

In March 2024, holders of the hybrid Tier 2 instrument 5% fixed interest were offered to tender their notes for cash in accordance with the terms and conditions as set out in the Tender Offer Memorandum. As a result, the carrying value of the hybrid Tier 2 instrument 5% fixed interest decreased by € 382 million. On 30 September 2024, the remaining outstanding notes with a principal amount of € 120 million were redeemed in full at their principal amount.

Distributed amounts to holders of equity instruments as discretionary interest

	2024	2023
Hybrid Tier 2 instrument 5% fixed interest	15	25
Restricted Tier 1 instrument 4.625% fixed interest	23	23
Restricted Tier 1 instrument 6.625% fixed interest	25	-
Total distributed amounts	**63**	**48**

The Tier 1 and Tier 2 instruments are classified as equity as there is no requirement to settle the obligation in cash or another financial asset or to exchange financial assets or financial liabilities under conditions that are potentially unfavourable for a.s.r.

7.5.11.7 Earnings per share

Basic earnings per share at year-end

	2024	2023 (restated)
Net profit from continuing operations	1,003	956
Net profit from discontinued operations	-121	82
Net result attributable to holders of ordinary shares for calculating the earnings per ordinary share	**882**	**1,038**
Weighted average number of ordinary shares in issue	210,798,737	178,838,730
Basic earnings per ordinary share from continuing operations (in euros)	4.76	5.34
Basic earnings per ordinary share from discontinued operations (in euros)	-0.57	0.46
Basic earnings per ordinary share (in euros)	**4.19**	**5.80**

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 56

Diluted earnings per share at year-end

	2024	2023 (restated)
Net profit (loss) attributable to holders of ordinary shares	1,003	956
- effect of Restricted Tier 1 capital instrument	17	17
Adjusted net result from continuing operations	**1,020**	**973**
Net profit from discontinued operations	-121	82
Adjusted net result attributable to holders of ordinary shares for calculating the diluted earnings per ordinary share	**899**	**1,055**
Weighted average number of ordinary shares in issue	210,798,737	178,838,730
Weighted average number of ordinary shares resulting from conversion of bonds Restricted Tier 1	21,645,022	21,645,022
Weighted average number of shares used to calculate the diluted earnings per ordinary share	**232,443,759**	**200,483,751**
Diluted earnings per ordinary share from continuing operations (in euros)	4.39	4.85
Diluted earnings per ordinary share from discontinued operations (in euros)	-0.52	0.41
Diluted earnings per ordinary share (in euros)	**3.87**	**5.26**

Net result in the table is after tax and non-controlling interests.

For additional information related to net result, see section 7.2.2.

7.5.12 Subordinated liabilities

See accounting policy U.

Subordinated liabilities

	Nominal amount	Carrying value 2024	Carrying value 2023
Hybrid Tier 2 instrument 5.125% fixed interest	500	506	506
Hybrid Tier 2 instrument 3.375% fixed interest	500	508	507
Hybrid Tier 2 instrument 7.000% fixed interest	1,000	993	992
Total subordinated liabilities	**2,000**	**2,007**	**2,005**

In 2015, a.s.r. issued € 500 million subordinated liabilities in the form of Tier 2 notes, first callable on 29 September 2025, and maturing on 29 September 2045. The coupon is fixed at 5.125% and paid annually on 29 September with a step up at the first call date.

In 2019 a.s.r. issued € 500 million subordinated liabilities in the form of Tier 2 notes. The bond has a maturity date of 2049 and is first callable 3 months before the first reset date of 2 May 2029. The coupon is fixed at 3.375% and paid annually on 2 May. After the reset date the interest is calculated based on the 5 Year Mid Swap Rate plus a margin of 4.000 % and updated once every five years.

In 2022 a.s.r. issued € 1 billion subordinated liabilities, qualified as Tier 2 notes, to partially finance the business combination with Aegon NL. The Tier 2 notes have a maturity date of 2043 and are first callable on 7 December 2033. The coupon is fixed at 7.000% and paid annually on 7 December.

These notes are subordinated and ranking equally without any preference amongst themselves and (a) junior to the claims of all senior creditors of a.s.r., (b) equally with any parity obligations and (c) in priority to claims in respect of (i) any equity securities and (ii) any junior obligations.

The subordinated liabilities are classified as liabilities given the obligation to settle the loans and pay the coupon. They are considered Tier 2 own funds for regulatory purposes.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 57 assets 7.5.13 Insurance contract liabilities and reinsurance contract See accounting policies F. Insurance and reinsurance contracts Assets Liabilities 31 December 2024 31 December 2023 31 December 2024 31 December 2023 Non-life—GMM — 5,781 5,401 Non-life—PAA — 1,992 1,804 Non-life insurance contracts — 7,772 7,205 Life—GMM — 56,443 56,063 Life insurance contracts — 56,443 56,063 Pre-recognition cash flows — 52 34 Total insurance contracts — 64,267 63,302 Non-life—GMM 195 209—-Non-life—PAA 82 75 —Life—GMM 205 211 —Life—PAA 3 6 — Total reinsurance contracts 485 501 — Pre-recognition cash flows consists of prepaid premiums for insurance contracts not yet recognised. The tables in the following paragraphs show the movements in insurance contract balances for the different measurement models. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 58 7.5.13.1 Insurance contracts—Non-life Changes in insurance contracts by remaining coverage and incurred claims current year GMM and PAA Liabilities for remaining coverage Liabilities for incurred claims Total Contracts measured under PAA Contracts measured under Estimates of the present Risk adjustment for non Excluding loss component Loss component GMM value of the future cash flows financial risk At 1 January 2024 467 29 4,666 1,975 68 7,205 Changes in the income statement Insurance contract revenue from contracts measured under GMM, of which: -2,047 — — -2,047 Contracts recognised from transition date and retrospective approach -1,100 — — -1,100 Contracts under the modified retrospective approach -465 — — -465 Contracts under the fair value approach -483 — — -483 Insurance contract revenue from contracts measured under PAA -3,567—-3,567 Insurance service expenses New incurred claims and benefits—-28 1,569 2,655 20 4,215 Changes related to past services — 48 -65 -22 -39 Losses and reversals of losses on onerous contracts—22 ——22 Claims and benefits—-7 1,617 2,590 -2 4,198 Other insurance service operating expenses — 298 738—1,036 Amortisation of insurance acquisition cash flows 24 — — 24 Insurance service operating expenses 24—298 738—1,061 Total insurance service expenses 24 -7 1,915 3,328 -2 5,258 Insurance service result -5,590 -7 1,915 3,328 -2 -356 Net finance result from insurance contracts 53 1 143 72 3 272 Total changes in the income statement -5,537 -6 2,058 3,400 1 -84 Cash flows Premiums received 5,579 — — 5,579 Insurance service expenses paid, including investment components -527—-1,504 -2,866—-4,897 Insurance acquisition cash flows -30 — — -30 Total cash flows 5,021—-1,504 -2,866—651 Other -78 — 75 3 -Transfer prepaid insurance service expenses from LRC to LIC 526 — -526 — 879241-001-Part-2 28Mar25 13:48 Page 228 At 31 December 2024 400 23 5,220 2,059 71 7,772 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 59 Other relates to the transfer of the Aegon P&C acquired claims portfolio from GMM to PAA, so that the complete P&C portfolio would fall under the PAA model. This could be done due to the very limited CSM that was remaining on this portfolio at the moment of the transfer (€ 1 million early release to the insurance contract revenue). Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 60

Changes in insurance contracts by remaining coverage and incurred claims prior year GMM and PAA

	Liabilities for remaining coverage		Liabilities for incurred claims			Total
				Contracts measured under PAA		
	Excluding loss component	Loss component	Contracts measured under GMM	Estimates of the present value of the future cash flows	Risk adjustment for non financial risk	
At 1 January 2023	**-243**	**29**	**4,191**	**1,682**	**55**	**5,713**
Changes in the income statement						
Insurance contract revenue from contracts measured under GMM, of which:	-1,686	-	-	-	-	-1,686
Contracts recognised from transition date and retrospective approach	-839	-	-	-	-	-839
Contracts under the modified retrospective approach	-306	-	-	-	-	-306
Contracts under the fair value approach	-541	-	-	-	-	-541
Insurance contract revenue from contracts measured under PAA	-3,693	-	-	-	-	-3,693
Insurance service expenses						
New incurred claims and benefits	-	-31	1,392	2,844	21	4,226
Changes related to past services	-	-	-9	29	-10	10
Losses and reversals of losses on onerous contracts	-	31	-	-	-	31
Claims and benefits	**-**	**-**	**1,383**	**2,873**	**11**	**4,267**
Other insurance service operating expenses	-	-	264	682	-	946
Amortisation of insurance acquisition cash flows	24	-	-	-	-	24
Insurance service operating expenses	**24**	**-**	**264**	**682**	**-**	**970**
Total insurance service expenses	**24**	**-**	**1,648**	**3,555**	**11**	**5,237**
Insurance service result	**-5,355**	**-**	**1,648**	**3,555**	**11**	**-142**
Net finance result from insurance contracts	22	-	173	55	3	253
Total changes in the income statement	**-5,332**	**-**	**1,821**	**3,610**	**13**	**111**
Cash flows						
Premiums received	5,101	-	-	-	-	5,101
Insurance service expenses paid, including investment components	-487	-	-1,346	-2,841	-	-4,674
Insurance acquisition cash flows	-32	-	-	-	-	-32
Total cash flows	**4,581**	**-**	**-1,346**	**-2,841**	**-**	**395**
Changes in the composition of the group	985	-	1	-	-	986
Transfer prepaid insurance service expenses from LRC to LIC	476	-	-	-476	-	-
At 31 December 2023	**467**	**29**	**4,666**	**1,975**	**68**	**7,205**

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 61 Changes in insurance contracts measured under GMM, by measurement component current year Estimates of the present value of Risk adjustment for non-financial CSM the future cash flows risk Total Of which, contracts recognised from transition date and Of which contracts under fair value Total retrospective approach approach At 1 January 2024 4,942 223 236 155 81 5,401 Changes in the income statement Changes that relate to future services:—Changes in estimates that adjust the CSM -61 -32 93 71 22 — Changes in estimates that result in losses or the reversal of losses on onerous contracts -9 -2 ——-11—Effects of contracts initially recognised in the period -109 31 101 101—23 Changes that relate to current services:—CSM recognised in profit or loss for services provided — -148 -137 -11 -148—Release of the risk adjustment for non-financial risk—-23 ——-23—Experience adjustments -28 18 ——-9 Changes relate to past service 54 -6 ——48 Insurance service result -153 -14 46 35 11 -121 Net finance result from insurance contracts 177 10 11 11—197 Total changes in the income statement 24 -4 57 46 11 76 Cash flows Premiums received 1,915 — — 1,915 Insurance service expenses paid -1,504 — — -1,504 Insurance acquisition cash flows -30 — — -30 Total cash flows 381 — — 381 Other -75 -3 ——-78 At 31 December 2024 5,271 217 293 201 92 5,781 Other relates 879241 to the transfer -001 of the -Part Aegon -2 P&C acquired claims 28Mar25 portfolio from 13:48 GMM to PAA, so that the Pagethat 231 was remaining on this portfolio at the moment of the transfer (€ 1 million early release to the insurance complete P&C portfolio would fall under the PAA model. This could be done due to the very limited CSM contract revenue). Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 62

Changes in insurance contracts measured under GMM, by measurement component prior year

	Estimates of the present value of the future cash flows	Risk adjustment for non-financial risk	CSM			Total
			Total	Of which, contracts recognised from transition date and retrospective approach	Of which contracts under fair value approach	
At 1 January 2023	**3,737**	**158**	**69**	**3**	**66**	**3,963**
Changes in the income statement						
Changes that relate to future services:						
- Changes in estimates that adjust the CSM	-65	24	41	13	28	-
- Changes in estimates that result in losses or the reversal of losses on onerous contracts	25	-6	-	-	-	19
- Effects of contracts initially recognised in the period	-117	21	96	96	-	-
Changes that relate to current services:						
- CSM recognised in profit or loss for services provided	-	-	-70	-57	-13	-70
- Release of the risk adjustment for non-financial risk	-	-33	-	-	-	-33
- Experience adjustments	63	21	-	-	-	84
Changes relate to past service	3	-11	-	-	-	-9
Insurance service result	**-90**	**15**	**67**	**52**	**15**	**-9**
Net finance result from insurance contracts	187	4	5	5	-0	196
Total changes in the income statement	**96**	**19**	**71**	**56**	**15**	**187**
Cash flows						
Premiums received	1,658	-	-	-	-	1,658
Insurance service expenses paid	-1,346	-	-	-	-	-1,346
Insurance acquisition cash flows	-32	-	-	-	-	-32
Total cash flows	**280**	**-**	**-**	**-**	**-**	**280**
Changes in the composition of the group	829	47	96	96	-	972
At 31 December 2023	**4,942**	**223**	**236**	**155**	**81**	**5,401**

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 63

7.5.13.2 Insurance contracts - Life

Changes in insurance contracts by remaining coverage and incurred claims current year GMM

	Liabilities for remaining coverage		Liabilities for incurred claims	Total
	Excluding loss component	Loss component		
At 1 January 2024	**55,585**	**220**	**258**	**56,063**
Changes in the income statement				
Insurance contract revenue of which:	-2,906	-	-	-2,906
Contracts recognised from transition date and retrospective approach	-1,972	-	-	-1,972
Contracts under the fair value approach	-934	-	-	-934
Insurance service expenses				
New incurred claims and benefits	-	-15	2,443	2,428
Losses and reversals of losses on onerous contracts	-	-9	-	-9
Claims and benefits	**-**	**-25**	**2,443**	**2,419**
Other insurance service operating expenses	-	-	128	128
Amortisation of insurance acquisition cash flows	2	-	-	2
Insurance service operating expenses	**2**	**-**	**128**	**130**
Total insurance service expenses	**2**	**-25**	**2,571**	**2,549**
Investment components	-720	-	720	-
Insurance service result	**-3,624**	**-25**	**3,292**	**-357**
Net finance result from insurance contracts	2,412	2	-	2,414
Total changes in the income statement	**-1,212**	**-23**	**3,292**	**2,057**
Cash flows				
Premiums received	1,670	-	-	1,670
Insurance service expenses paid, including investment components	-	-	-3,330	-3,330
Insurance acquisition cash flows	-17	-	-	-17
Total cash flows	**1,653**	**-**	**-3,330**	**-1,677**
At 31 December 2024	**56,025**	**198**	**220**	**56,443**

Changes in insurance contracts by remaining coverage and incurred claims prior year GMM

	Liabilities for remaining coverage		Liabilities for incurred claims	Total
	Excluding loss component	Loss component		
At 1 January 2023	**25,549**	**210**	**141**	**25,900**
Changes in the income statement				
Insurance contract revenue of which:	-2,113	-	-	-2,113
Contracts recognised from transition date and retrospective approach	-1,148	-	-	-1,148
Contracts under the fair value approach	-965	-	-	-965
Insurance service expenses				
New incurred claims and benefits	-	-32	1,744	1,712
Losses and reversals of losses on onerous contracts	-	41	-	41
Incurred claims and benefits	**-**	**9**	**1,744**	**1,753**
Other insurance service operating expenses	-	-	132	132
Amortisation of insurance acquisition cash flows	2	-	-	2
Insurance service operating expenses	**2**	**-**	**132**	**134**
Total insurance service expenses	**2**	**9**	**1,875**	**1,887**
Investment components	-619	-	619	-
Insurance service result	**-2,730**	**9**	**2,495**	**-226**
Net finance result from insurance contracts	2,415	1	-	2,416
Total changes in the income statement	**-315**	**10**	**2,495**	**2,190**
Cash flows				
Premiums received	927	-	-	927
Insurance service expenses paid, including investment components	-4	-	-2,501	-2,505
Insurance acquisition cash flows	-3	-	-	-3
Total cash flows	**920**	**-**	**-2,501**	**-1,581**
Changes in the composition of the group	29,552	-	1	29,553
Other	-122	-	122	-
At 31 December 2023	**55,585**	**220**	**258**	**56,063**

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • **Annual Report 2024 ASR Nederland N.V.** 64

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

For the Life segment the LRC includes the incurred claims from certain second order events (for example from future premium waiver at disability or incurred survivor benefits) following the option to account for these events as part of the LRC.

Changes in insurance contracts by measurement component current year

	Estimates of the present value of the future cash flows	Risk adjustment for non-financial risk	CSM			Total
			Total	Of which, contracts recognised from transition date and retrospective approach	Of which, contracts under fair value approach	
At 1 January 2024	**50,313**	**2,082**	**3,668**	**3,122**	**545**	**56,063**
Changes in the income statement						
Changes that relate to future services:						
- Changes in estimates that adjust the CSM	-455	-65	520	188	332	-
- Changes in estimates that result in losses or the reversal of losses on onerous contracts	4	-24	-	-	-	-20
- Effects of contracts initially recognised in the period	-49	28	31	31	-	10
Changes that relate to current services:						
- CSM recognised in profit or loss for services provided	-	-	-211	-171	-40	-211
- Release of the risk adjustment for non-financial risk	-	-151	-	-	-	-151
- Experience adjustments	14	-	-	-	-	14
Insurance service result	**-486**	**-211**	**340**	**49**	**292**	**-357**
Net finance result from insurance contracts	2,177	123	114	114	-	2,414
Total changes in the income statement	**1,690**	**-88**	**454**	**162**	**292**	**2,057**
Cash flows						
Premiums received	1,670	-	-	-	-	1,670
Insurance service expenses paid	-3,330	-	-	-	-	-3,330
Insurance acquisition cash flows	-17	-	-	-	-	-17
Total cash flows	**-1,677**	**-**	**-**	**-**	**-**	**-1,677**
At 31 December 2024	**50,327**	**1,994**	**4,122**	**3,284**	**838**	**56,443**

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 65

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

Changes in insurance contracts by measurement component prior year

	Estimates of the present value of the future cash flows	Risk adjustment for non-financial risk	CSM			Total
			Total	Of which, contracts recognised from transition date and retrospective approach	Of which, contracts under fair value approach	
At 1 January 2023	**23,339**	**963**	**1,598**	**1,049**	**549**	**25,900**
Changes in the income statement						
Changes that relate to future services:						
- Changes in estimates that adjust the CSM	-194	168	25	-12	37	-
- Changes in estimates that result in losses or the reversal of losses on onerous contracts	38	-8	-	-	-	30
- Effects of contracts initially recognised in the period	-91	27	76	76	-	11
Changes that relate to current services:						
- CSM recognised in profit or loss for services provided	-	-	-145	-104	-41	-145
- Release of the risk adjustment for non-financial risk	-	-103	-	-	-	-103
- Experience adjustments	-19	-	-	-	-	-19
Insurance service result	**-266**	**84**	**-44**	**-40**	**-3**	**-226**
Net finance result from insurance contracts	2,391	-45	71	71	-	2,416
Total changes in the income statement	**2,125**	**39**	**27**	**30**	**-3**	**2,190**
Cash flows						
Premiums received	927	-	-	-	-	927
Insurance service expenses paid	-2,505	-	-	-	-	-2,505
Insurance acquisition cash flows	-3	-	-	-	-	-3
Total cash flows	**-1,581**	**-**	**-**	**-**	**-**	**-1,581**
Changes in the composition of the group	26,430	1,080	2,043	2,043	-	29,553
At 31 December 2023	**50,313**	**2,082**	**3,668**	**3,122**	**545**	**56,063**

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 66

7.5.13.3 Reinsurance contracts - Non-life and Life

Changes in reinsurance contracts by remaining coverage and incurred claims current year

	Assets for remaining coverage		Assets for incurred claims		Total
2024	Excluding loss recovery component	Loss recovery component	Estimates of the present value of the future cash flows	Risk adjustment for non-financial risk	
At 1 January	**298**	**-**	**200**	**3**	**501**
Changes in the income statement:					
Allocation of reinsurance premiums paid	-678	-	-	-	-678
Amounts recoverable from reinsurers	-	-	559	-	559
Changes in amounts recoverable arising from changes in assets for incurred claims	-	-	30	-1	29
Net expenses from reinsurance contracts	**-678**	**-**	**589**	**-1**	**-90**
Net finance result from reinsurance contracts	19	-	7	-	26
Total changes in the income statement	**-659**	**-**	**596**	**-1**	**-64**
Cash flows:					
Premiums paid	655	-	-	-	655
Reinsurance recoveries received	-	-	-607	-	-607
Total cash flows	**655**	**-**	**-607**	**-**	**48**
Other	-16	-	16	-	-
At 31 December	**278**	**-**	**204**	**3**	**485**

Changes in reinsurance contracts by remaining coverage and incurred claims prior year

	Assets for remaining coverage		Assets for incurred claims		Total
2023	Excluding loss recovery component	Loss recovery component	Estimates of the present value of the future cash flows	Risk adjustment for non-financial risk	
At 1 January	**131**	**-**	**248**	**1**	**381**
Changes in the income statement:					
Allocation of reinsurance premiums paid	-392	-	-	-	-392
Amounts recoverable from reinsurers	-	-	330	1	331
Changes in amounts recoverable arising from changes in assets for incurred claims	-	-	34	-	34
Net expenses from reinsurance contracts	**-392**	**-**	**364**	**1**	**-27**
Net finance result from reinsurance contracts	-14	-	7	1	-6
Total changes in the income statement	**-406**	**-**	**371**	**2**	**-33**
Cash flows:					
Premiums paid	388	-	-	-	388
Reinsurance recoveries received	-	-	-419	-	-419
Total cash flows	**388**	**-**	**-419**	**-**	**-31**
Changes in the composition of the group	185	-	-	-	185
At 31 December	**298**	**-**	**200**	**3**	**501**

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 67

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

Changes in reinsurance contracts by measurement component current year

	Estimates of the present value of the future cash flows	Risk adjustment for non-financial risk	Contractual service margin			Total
2024			Total	Of which, contracts recognised from transition date and retrospective approach	Of which, contracts under fair value approach	
At 1 January	**-139**	**485**	**75**	**70**	**5**	**420**
Changes in the income statement:						
Changes that relate to future services						
- Changes in estimates that adjust the CSM	-37	3	34	29	5	-
- Effects of contracts initially recognised in the period	-	-	-	-	-	-
Changes that relate to current services:						
- CSM recognised in the income statement for services received	-	-	-19	-19	-0	-19
- Release of the risk adjustment for non-financial risk	-	-41	-	-	-	-41
- Experience adjustments	4	0	-	-	-	4
Changes relate to past service	**17**	**-0**	**-**	**-**	**-**	**17**
Net expenses from reinsurance contracts	**-16**	**-39**	**15**	**10**	**5**	**-40**
Net finance result from reinsurance contracts	-6	25	3	3	-	22
Total changes in the income statement	**-22**	**-14**	**18**	**13**	**5**	**-18**
Cash flows:						
Premiums paid	539	-	-	-	-	539
Reinsurance recoveries received	-528	-	-	-	-	-528
Total cash flows	**11**	**-**	**-**	**-**	**-**	**11**
Other	-13	-	-	-	-	-14
At 31 December	**-163**	**470**	**93**	**83**	**10**	**400**

7.5 Notes to the consolidated balance sheet • **Annual Report 2024 ASR Nederland N.V.** 68

Changes in reinsurance contracts by measurement component prior year

	Estimates of the present value of the future cash flows	Risk adjustment for non-financial risk	Contractual service margin			Total
2023			Total	Of which, contracts recognised from transition date and retrospective approach	Of which, contracts under fair value approach	
At 1 January	**309**	**9**	**1**	**-0**	**2**	**319**
Changes in the income statement:						
Changes that relate to future services						
- Changes in estimates that adjust the CSM	-24	55	-32	-35	3	-0
- Effects of contracts initially recognised in the period	-	1	-1	-1	-	-
Changes that relate to current services:						
- CSM recognised in the income statement for services received	-	-	-2	-2	-	-2
- Release of the risk adjustment for non-financial risk	-	-12	-	-	-	-12
- Experience adjustments	-5	-	-	-	-	-5
Changes relate to past service	**-8**	**-1**	**-**	**-**	**-**	**-9**
Net expenses from reinsurance contracts	**-36**	**43**	**-34**	**-38**	**3**	**-27**
Net finance result from reinsurance contracts	-10	-	2	2	-	-8
Total changes in the income statement	**-46**	**43**	**-32**	**-36**	**3**	**-35**
Cash flows:						
Premiums paid	283	-	-	-	-	283
Reinsurance recoveries received	-333	-	-	-	-	-333
Total cash flows	**-50**	**-**	**-**	**-**	**-**	**-50**
Changes in the composition of the group	-352	433	105	105	-	186
At 31 December	**-139**	**485**	**75**	**70**	**5**	**420**

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 69 7.5.13.4 Assumptions used In estimating the fulfilment cash flows included in the contract boundary, a.s.r. considers the range of all possible outcomes in an unbiased way specifying the amount of cash flows, timing and probability reflecting conditions existing at the measurement date, using a probability-weighted average of all possible scenarios. In determining possible scenarios, a.s.r. uses all the reasonable and supportable information available to them without undue cost and effort, which includes information about past events, current conditions and future forecasts. The following are key assumption and methodologies used in the valuation of the insurance liabilities and are discussed in more detail further in this chapter: • actuarial assumptions: addressing mortality and longevity, lapse, cancellation and surrender assumptions and for expenses; • risk adjustment; • discount rate; and • coverage units 7.5.13.4.1 Changes in estimates Assumptions are reviewed periodically, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining our insurance liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology. During 2024, a.s.r. continued with the harmonisation of assumptions and methods between Aegon NL and a.s.r., which is expected to continue in the coming years. The main impacts of the harmonisation process and annual update of the non-economic assumptions are the impacts on the mortality, expense, inflation and disability and the update of the coverage units. Mortality assumption For the mortality assumptions, next to the harmonisation of the mortality table principles, a.s.r. implemented several refinements to the mortality model and updated the model to the latest available data and experience factors. These updates resulted in a reduction of € 105 million on the insurance liabilities fulfilment cashflows, increasing the CSM. As part of the harmonisation of assumptions and methods between Aegon NL and a.s.r., a new mortality table was developed, based on the Aegon mortality table principles, with updated data as from 2024, which resulted in a reduction of € 71 million on the insurance liabilities, increasing the CSM. Previously a.s.r. applied the Dutch Koninklijk Actuarieel Genootschap tables. The mortality assumption updates also had an impact on the loss component, leading to a net future services dotation with a negative P&L impact of € 13 million Expense assumption The maintenance expense methodologies of a.s.r. and Aegon NL are aligned, and the parameters used for the maintenance expense reserve were updated. These updates consisted of numerous changes with partly 879241 offsetting impacts, -001 which -Part in aggregate -2 resulted in 28Mar25 a reduction of € 13:48 258 million on the insurance liabilities fulfilment cashflows, increasing the CSM. The annual update of the investment expense assumptions resulted in an increase of € 24 million on the insurance liabilities fulfilment cashflows from direct participating insurance contracts, decreasing the CSM of contracts measured under VFA (see section 7.5.14). The assumption update also had an impact on the loss component, leading to a future services release to the P&L of € 114 million. Inflation assumption As part of the harmonisation process, a.s.r.’s methodology for inflation is also implemented for the Aegon NL life portfolios, which resulted in a decrease of € 51 million on the insurance liabilities fulfilment cashflows, increasing the CSM. The annual update of the inflation assumption results in a partially offsetting increase of € 19 million in fulfilment cashflows, decreasing the CSM. The impact on pre-tax income in 2024 of these updates is limited, as the impact relates almost entirely to future services. Disability For the Disability business, a.s.r. updated the non-economic assumptions, including updates for assumptions for disability percentage, incidence and recovery rates and mandated brokers, which resulted in a reduction of € 62 million on the insurance liabilities fulfilment cashflows, increasing the CSM. The impact on pre-tax income in 2024 of these updates is € 5 million, which concerns the impact on past services. The remainder of the impact relates to future services. Harmonisation on Coverage units a.s.r. and Aegon NL reassessed the defined coverage units in a consistent manner for similar products, and reassessment of identified coverage units for dissimilar products. Subsequently, all information was incorporated in the updated a.s.r. CSM-engine model, which resulted in a fractional lower release of the CSM through profit or loss in 2024 (€ 19 million) than would have been in the situation before the alignment and integration. 7.5.13.4.2 Actuarial assumptions Cash flow estimates include both market variables directly observed in the market or derived directly from markets and non-market variables, such as mortality and longevity. The best estimate assumptions regarding mortality and longevity include recent trend assumptions for life expectancy in the Netherlands and a.s.r.’s past experience and are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, the insured population, recent mortality trend assumptions. Lapse, cancellation and surrender assumptions are non-economic assumptions and reflect the expected policyholder behaviour. As such the rates usually depend on issue year, policy year, major business lines and sales channels. Such granularity is usually enough to capture how the product terms and conditions as well as regulations can influence the timing and volume of lapse and surrenders. Calendar year based adjustments and dynamic policyholder behaviour are considered when needed in specific circumstances. Expenses are included in the fulfilment cash flows, when they are directly attributable to insurance contracts and have been allocated to the business lines. These expenses include acquisition expenses, investment expenses related to direct participating contracts as well as overhead costs that a.s.r. considers to be unavoidable 239 when fulfilling the in-force contracts. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 70 7.5.13.4.3 Risk adjustment The risk adjustment is determined for each portfolio of insurance contracts using a Cost of Capital (CoC) method similar to the risk margin used for reporting under the Solvency II. a.s.r. currently uses the Solvency II model to quantify the risks, adjusted for the following points: • Excluding general operational risk; • Excluding market risk (if any); • Excluding reinsurance counterparty default risk; • Added a reinsured risk adjustment by calculating the risk adjustment gross and net of reinsurance; • A CoC rate of 6% is used, diversification effects are applied for disability, taking into account a going concern basis; • ECAP is used where available (e.g. P&C Cat risk); and • The IFRS 17 discount rate curve is used. The risks that are generally incorporated through the risk adjustment are mortality, longevity, disability, lapse, catastrophe and expense risk. A projection of expected future risks is made and all these risks are projected into the future. The total risk for every future year is determined based on correlations between the risks described in Solvency II. The projected total risk for every year is multiplied by a cost of capital charge and discounted at the balance sheet date. The risk adjustment is calculated at a range of confidence levels, as set out below in the table. The implied confidence levels are determined for both the one year and multiyear view, gross of reinsurance. Confidence levels 31 December 2024 1 year view Ultimate view Range 95%—98% 66%—76% The implied confidence levels at 31 December 2023 were equal to those implied at 31 December 2024. 7.5.13.4.4 Discount Discount curves to discount the expected future fulfilment cash flows are determined using a liquid risk free curve to which an illiquidity premium is added. The risk-free curve is based on the 6-month EURIBOR swap rate and includes a credit-risk adjustment and a first smoothing point of 20 years. a.s.r. uses an UFR of 3.25 % in 2024 (2023: 3.40%) for the construction of the curve from the first smoothing point (FSP). The impact of the decrease in UFR is € 131 million on the value of the insurance contract liabilities and € 27 million on the liabilities arising from direct participating insurance contracts. The liability illiquidity premium (LIP) is the adjustment resulting from differences between the liquidity characteristics of the group of insurance contracts and the liquidity of the assets used to establish the yield curve. The 879241 LIP is derived—001 from a- .sPart .r.’s current -2 asset portfolio using 28Mar25 a top-down 13:48 approach per entity or liability product. The discount curves are also applicable to the liabilities arising from direct participating insurance contracts. Further information on these contracts can be found in section 7.5.14. The range of application ratio’s follow the SCR Mass Lapse methodology, and include the harmonisation with Aegon NL. Discount curves used in the valuation of the insurance contract liabilities and liabilities arising from direct participating insurance contracts Years Range LIP 1 5 10 20 30 40 50 31 December 2023 50% (min) 3.80% 2.76% 2.83% 2.84% 2.82% 2.91% 2.99% 100% (max) 4.21% 3.17% 3.24% 3.25% 3.17% 3.18% 3.21% 31 December 2024 50% (min) 2.64% 2.54% 2.67% 2.66% 2.63% 2.72% 2.81% 100% (max) 3.23% 3.13% 3.26% 3.25% 3.12% 3.11% 3.13% 7.5.13.4.5 Coverage units Coverage units are determined based on the expected insurance contract services. The insurance contract services are determined considering the (weighted) quantity of the benefits provided from insurance and investment (return/related) services. If a contract provides coverage for more than one insured event or if it provides additional investment (return/related) services, the coverage unit reflects all material benefits. a.s.r. has defined coverage units that differ per product type to best reflect a product’s characteristics and the nature of the services provided to the policyholder. Insurance services are typically depicted by a metric that is based on the maximum amount that a policyholder would receive if the insured event were to occur, such as the total benefits amount or the death benefit amount. For investment-type services, coverage units are based on the total service that a.s.r. expects to provide the policyholder over the lifetime of the contract, which is best represented by the coverage unit ‘total premium’. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 71 Coverage units Product type Coverage unit driver Pensions Defined Benefit (DB) Attainable pension Defined Contribution (DC)—open book Attainable pension Defined Contribution (DC)—closed book Total premium Pensions—Term insurance Sum assured including indexation Individual Life Unit Linked Total premium Term Insurance Sum assured (including indexation) Saving Mortgage Sum assured (including indexation) Annuity Annuity payable Traditional Saving / Endowment Sum assured (including indexation) Funeral Funeral Sum assured including indexation 7.5.13.5 Contracts issued and acquired in the period The following tables summarise the effect on the measurement components of insurance and reinsurance contracts arising from the initial recognition of contracts measured under the GMM that were initially recognised in the year. Contracts issued and acquired: Non-life insurance contracts current year Profitable Onerous contracts contracts Contracts 2024 issued issued acquired Total Expected claims and insurance service operating expenses 598 817—1,415 Insurance acquisition cash flows 22 9—30 Estimates of the present value of future cash outflows 620 826—1,446 Estimates of the present value of future cash inflows -744 -811—-1,555 Risk adjustment for non-financial risk 23 8—31 CSM 101 — 101 Losses recognised on initial recognition—23—23 Onerous Non-life contracts issued consist for about two thirds of Sickness Leave yearly prolongations at a combined ratio slightly above 100% due to an increased claims ratio, whereby cost synergies were not yet taken into account. The remainder consist of a part of the Group Disability production which was priced slightly above 879241 100% for- commercial 001-Part reasons, -2 which is more than 28Mar25 offset by profitable 13:48 other Group Disability products in the same portfolio. Contracts issued and acquired: Non-life insurance contracts prior year Profitable Onerous contracts contracts Contracts 2023 issued issued acquired Total Expected claims and insurance service operating expenses 1,100—1,333 2,433 Insurance acquisition cash flows 32 — 32 Estimates of the present value of future cash outflows 1,132—1,333 2,465 Estimates of the present value of future cash inflows -1,249—-1,475 -2,724 Risk adjustment for non-financial risk 21—46 67 CSM 96—96 192 Losses recognised on initial recognition — — Contracts issued and acquired: Life insurance contracts current year Profitable Onerous contracts contracts Contracts 2024 issued issued acquired Total Expected claims and insurance service operating expenses 141 474—615 Insurance acquisition cash flows 2 15—17 Estimates of the present value of future cash outflows 143 489—632 Estimates of the present value of future cash inflows -186 -495—-681 Risk adjustment for non-financial risk 12 16—28 CSM 31 — 31 Losses recognised on initial recognition—10—10 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 72 Contracts issued and acquired: Life insurance contracts prior year Profitable Onerous contracts contracts Contracts 2023 issued issued acquired Total Expected claims and insurance service operating expenses 215 219 26,430 26,864 Insurance acquisition cash flows 2 4—6 Estimates of the present value of future cash outflows 217 223 26,430 26,871 Estimates of the present value of future cash inflows -315 -217 -29,553 -30,085 Risk adjustment for non-financial risk 22 5 1,080 1,107 CSM 76—2,043 2,118 Losses recognised on initial recognition—11—11 Contracts issued and acquired: reinsurance contracts 2024 2023 Estimates of present value of cash inflows—193 Estimates of present value of cash outflows—-731 Risk adjustment for non-financial risk—434 CSM—104 In 2023, reinsurance contracts consist almost completely of contracts acquired of Aegon NL. 7.5.13.6 Expected release of the CSM The following table illustrates when a.s.r. expects to recognise the remaining CSM as revenue for contracts measured under the GMM. Expected release of the CSM current year 5-10 > 10 31 December 2024 < 1 year 1-2 years 2-3 years 3-4 years 4-5 years years years Total Insurance contracts Non-Life GMM 44 31 19 19 19 94 68 293 Life GMM 186 186 176 170 163 736 2,504 4,122 Reinsurance contracts Non-Life GMM -9 -9 -6 1 1 3 -1 -19 Life GMM -2 -3 -2 -2 -2 -13 -50 -74 Total expected release of the CSM 219 206 187 187 181 819 2,522 4,322 Expected release of the CSM prior year 31 December 2023 < 1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years > 10 years Total Insurance contracts Non-Life GMM 51 18 16 15 14 64 59 236 Life GMM 180 174 169 164 157 702 2,123 3,668 Reinsurance contracts Non-Life GMM -1 -1 -1 -1 -1 -3 -7 -14 Life GMM -4 -4 -4 -3 -3 -15 -28 -61 Total expected release of the CSM 227 188 180 174 167 747 2,146 3,829 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 879241-001-Part-2 28Mar25 13:48 Page 242

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 73 7.5.13.7 Claims development table Non-life The table below is a ten-year summary of movements in gross cumulative claims in connection with the Non-life portfolio for the period from 2014 to 2024. Ten-year summary of changes in gross cumulative claims Claims year 31 December 2024 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Total At year end 1st claim year 2,027 2,216 2,237 2,348 2,418 2,614 3,206 3,469 4,366 4,391 2016 2,017 2017 2,051 2,262 2018 2,062 2,310 2,312 2019 2,052 2,295 2,375 2,367 2020 2,047 2,314 2,382 2,445 2,464 2021 2,009 2,251 2,338 2,449 2,510 2,621 2022 2,033 2,274 2,325 2,483 2,514 2,630 3,091 2023 2,031 2,265 2,335 2,499 2,554 2,682 3,168 3,509 2024 2,044 2,279 2,339 2,500 2,518 2,684 3,210 3,529 4,391 Estimates of undiscounted gross cumulative claims 31 December 2024 2,044 2,279 2,339 2,500 2,518 2,684 3,210 3,529 4,391 4,391 Cumulative gross paid claims 1,859 2,051 2,060 2,113 2,084 2,108 2,417 2,548 3,151 2,013 Gross liabilities claims years 2015 to 2024 185 228 279 387 435 575 793 981 1,240 2,379 7,482 Gross liabilities claims years before 2015 1,048 Effect of discounting -1,365 Effect of the risk adjustment margin for non-financial risk 153 Other 32 Gross liabilities for incurred claims 7,350 Gross claims in the claims development table include the Aegon NL claims as from the acquisition date. 879241-001-Part-2 28Mar25 13:48 Page 243 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 74 Ten-year summary of changes in gross cumulative claims Claims year 31 December 2023 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Total At year end 1st claim year 1,975 2,027 2,216 2,237 2,348 2,418 2,614 3,206 3,469 4,366 2015 1,953 2016 1,959 2,017 2017 1,951 2,051 2,262 2018 1,945 2,062 2,310 2,312 2019 1,936 2,052 2,295 2,375 2,367 2020 1,911 2,047 2,314 2,382 2,445 2,464 2021 1,893 2,009 2,251 2,338 2,449 2,510 2,621 2022 1,894 2,033 2,274 2,325 2,483 2,514 2,630 3,091 2023 1,895 2,031 2,265 2,335 2,499 2,554 2,682 3,168 3,509 Estimates of undiscounted gross cumulative claims 31 December 2023 1,895 2,031 2,265 2,335 2,499 2,554 2,682 3,168 3,509 4,366 Cumulative gross paid claims 1,736 1,825 2,011 2,015 2,055 2,010 2,020 2,295 2,351 2,130 Gross liabilities claims years 2014 to 2023 159 205 254 319 443 545 662 873 1,158 2,236 6,855 Gross liabilities claims years before 2014 994 Effect of discounting -1,289 Effect of the risk adjustment margin for non-financial risk 135 Other 15 Gross liabilities for incurred claims 6,710 879241-001-Part-2 28Mar25 13:48 Page 244 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 75 7 contracts .5.14 Liabilities arising from direct participating insurance See accounting policies F1. 879241-001-Part-2 28Mar25 13:48 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 7.5.14.1 Life – direct participating insurance contracts Changes in liabilities arising from direct participating insurance contracts by remaining coverage and incurred claims current year VFA Liabilities for Liabilities for remaining coverage incurred claims Total Excluding loss Loss component component At 1 January 2024 35,790 75 228 36,093 Changes in the income statement Insurance contract revenue of which: -1,081 — -1,081 Contracts recognised from transition date and retrospective approach -994 — -994 Contracts under the fair value approach -87 — -87 Insurance service expenses New incurred claims and benefits—-12 779 767 Losses and reversals of losses on onerous contracts—6—6 Claims and benefits—-6 779 772 Other insurance service operating expenses — 155 155 Amortisation of insurance acquisition cash flows 4 — 4 Insurance service operating expenses 4—155 159 Total insurance service expenses 4 -6 934 932 Investment components -1,263—1,263—Insurance service result -2,340 -6 2,197 -149 Net finance result from insurance contracts 3,072 — 3,071 Total changes in the income statement 732 -7 2,197 2,922 Cashflows Premiums received 1,557 — 1,557 Insurance service expenses paid, including investment components — -2,203 -2,203 Insurance acquisition cash flows -12 — -12 Total cash flows 1,545—-2,203 -658 Other 20 — 20 245 At 31 December 2024 38,087 68 222 38,377

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 76 Changes in liabilities arising from direct participating insurance contracts by remaining coverage and incurred claims prior year VFA Liabilities for Liabilities for remaining coverage incurred claims Total Excluding loss Loss component component At 1 January 2023 10,270 101 104 10,475 Changes in the income statement Insurance contract revenue of which: -603 — -603 Contracts recognised from transition date and retrospective approach -498 — -498 Contracts under the fair value approach -106 — -106 Insurance service expenses New incurred claims and benefits—-5 402 397 Losses and reversals of losses on onerous contracts—-16—-16 Claims and benefits—-20 402 382 Other insurance service operating expenses — 124 124 Amortisation of insurance acquisition cash flows 4 — 4 Insurance service operating expenses 4—124 128 Total insurance service expenses 4 -20 526 509 Investment components -838—838—Insurance service result -1,437 -20 1,364 -94 Net finance result from insurance contracts 2,542 -6—2,536 Total changes in the income statement 1,105 -26 1,364 2,442 Cashflows Premiums received 1,283 — 1,283 Insurance service expenses paid, including investment components -1—-1,367 -1,368 Insurance acquisition cash flows -4 — -4 Total cash flows 1,278—-1,367 -89 Changes in the composition of the group 23,226 — 23,226 Other -89—128 39 At 31 December 2023 35,790 75 228 36,093 879241-001-Part-2 28Mar25 13:48 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 77 Changes in liabilities arising from direct participating insurance contracts by measurement component current year VFA Estimates of the Risk present value of adjustment for CSM the future cash non -financial flows risk Total Of which, Contracts recognised Of which, from transition contracts date and under fair retrospective value Total approach approach At 1 January 2024 34,288 541 1,264 1,072 193 36,093 Changes in the income statement Changes that relate to future services—Changes in estimates that adjust the CSM -139 51 88 63 25 — Changes in estimates that do not adjust the CSM, ie losses on groups of onerous contracts and reversals of such losses 18 -29 ——-10—Effects of contracts initially recognised in the period 12 4 ——16 Changes that relate to current services—CSM recognised in profit or loss for services provided — -102 -72 -30 -102—Release of the risk adjustment for non-financial risk—-40 ——-40—Experience adjustments -14 — — -14 Insurance service result -122 -14 -13 -8 -5 -149 879241-001-Part-2 28Mar25 13:48 Estimates of the Risk present value of adjustment for CSM the future cash non -financial flows risk Total Of which, Contracts recognised Of which, from transition contracts date and under fair retrospective value Total approach approach Net finance result from insurance contracts 3,060 2 9—9 3,071 Total changes in the income statement 2,938 -12 -4 -8 4 2,922 Cash flows Premiums received 1,557 — — 1,557 Insurance service expenses paid, including investment components -2,203 — — -2,203 Insurance acquisition cash flows -12 — — -12 Total cash flows -658 — — -658 Other 20 — — 20 At 31 December 2024 36,587 530 1,260 1,063 197 38,377 For more information on changes in estimates, see section 7.5.13.4. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • **Annual Report 2024 ASR Nederland N.V.** 78

Changes in liabilities arising from direct participating insurance contracts by measurement component prior year (VFA)

	Estimates of the present value of the future cash flows	Risk adjustment for non-financial risk	CSM			Total
			Total	Of which, Contracts recognised from transition date and retrospective approach	Of which, contracts under fair value approach	
At 1 January 2023	**10,244**	**69**	**162**	**-**	**162**	**10,475**
Changes in the income statement						
Changes that relate to future services						
- Changes in estimates that adjust the CSM	-24	30	-6	-32	27	-
- Changes in estimates that do not adjust the CSM, ie losses on groups of onerous contracts and reversals of such losses	-22	-11	-	-	-	-33
- Effects of contracts initially recognised in the period	13	4	-	-	-	18
Changes that relate to current services						
- CSM recognised in profit or loss for services provided	-	-	-65	-32	-33	-65
- Release of the risk adjustment for non-financial risk	-	-17	-	-	-	-17
- Experience adjustments	4	-	-	-	-	4
Insurance service result	**-29**	**6**	**-71**	**-64**	**-7**	**-94**
Net finance result from insurance contracts	2,498	2	36	-1	37	2,536
Total changes in the income statement	**2,469**	**7**	**-35**	**-65**	**30**	**2,442**
Cash flows						
Premiums received	1,283	-	-	-	-	1,283
Insurance service expenses paid, including investment components	-1,368	-	-	-	-	-1,368
Insurance acquisition cash flows	-4	-	-	-	-	-4
Total cash flows	**-89**	**-**	**-**	**-**	**-**	**-89**
Changes in the composition of the group	21,624	465	1,137	1,137	-	23,226
Other	39	-	-	-	-	39
At 31 December 2023	**34,288**	**541**	**1,264**	**1,072**	**193**	**36,093**

At year-end 2024, the liabilities included a guarantee provision for a carrying amount of € 58 million (2023: € 63 million) and a provision related to unit-linked insurance contracts of € 36 million (2023: € 37 million). These provisions relate to compensation for the costs of these contracts.

An amount of € 417 million (2023: € 229 million) of the liabilities arising from direct participating insurance contracts is related to the a.s.r. pension DC plans.

For more information on the assumptions used and changes in estimates, see section 7.5.13.4.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 79 7.5.14.2 Contracts issued and acquired in the period The following tables summarise the effect on the measurement components of insurance contracts arising from the initial recognition of contracts that were initially recognised in the year. Contracts issued and acquired: Liabilities arising from direct participating insurance contracts 2024 Profitable contracts issued Onerous contracts issued Contracts acquired Total Insurance service expenses payable 39 25—64 Insurance acquisition cash flows 8 4—12 Estimates of the present value of future cash outflows 47 29—76 Estimates of the present value of future cash inflows -47 -17—-64 Risk adjustment for non-financial risk—4—4 CSM — — Losses recognised on initial recognition—16—16 Contracts issued and acquired: Liabilities arising from direct participating insurance contracts 2023 Profitable contracts issued Onerous contracts issued Contracts acquired Total Insurance service expenses payable—64 21,624 21,689 Insurance acquisition cash flows—5—5 Estimates of the present value of future cash outflows—69 21,624 21,693 Estimates of the present value of future cash inflows -1 -55 -23,226 -23,282 Risk adjustment for non-financial risk—4 465 469 CSM — 1,137 1,137 Losses recognised on initial recognition—18—18 7.5.14.3 Expected release of the CSM The following table illustrates when a.s.r. expects to recognise the remaining CSM as revenue. Expected release of the CSM 5-10 > 10 < 1 year 1-2 years 2-3 years 3-4 years 4-5 years years years Total 2024 94 88 82 76 71 280 570 1,260 2023 97 90 85 79 73 278 562 1,264 7.5.14.4 Pre-recognition cash flows Pre-recognition cash flows amounting € 11 million (2023: € 11 million) mainly concern acquisition cash flows relating to 879241 insurance contracts, -001 -specifically Part-2 Werknemerspensioen, 28Mar25 not yet recognised 13:48 . Page 249 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 80

7.5.15 Employee benefits

See accounting policy G.

Employee benefits

	31 December 2024	31 December 2023
Post-employment benefits pensions	4,974	5,160
Post-employment benefits other than pensions	35	39
Post-employment benefit obligation	**5,010**	**5,199**
Other long-term employee benefits	27	19
Total	**5,037**	**5,218**

The employee benefits decreased by € 181 million to € 5,037 million (2023: € 5,218 million) primarily due to the increase in the discount rate from 3.42% in 2023 to 3.51% in 2024. The remeasurements resulted in an increase of € 112 million in equity in the actuarial gains and losses.

An amount of € 4,839 million (2023: € 5,018 million) of the employee benefits is expected to be settled more than twelve months after the balance sheet date.

Costs of post-employment and other long-term employee benefits

	2024	2023
Post-employment benefits pensions	-238	-198
Post-employment benefits other than pensions	-1	1
Total	**-239**	**-197**
Cost of post-employment and other long-term employee benefits	**-239**	**-197**

The costs of the post-employment benefits pensions relate to the current DC pension plan of a.s.r., the previous DB plans of a.s.r. and Aegon NL, plus the DC plans of the other group companies.

7.5.15.1 Post-employment benefits pensions

a.s.r. has a number of DC and DB post-employment benefit plans for its employees and former employees. The majority of employees are formally employed by a.s.r. A limited number of employees are employed by other group companies. The pension plans of other group companies are disclosed in a separate section in this section.

a.s.r. life and Aegon life, insurance companies and group entities, are the insurers of the majority of the post-employment DB plans. As a.s.r. life and Aegon life hold the investments that are meant to cover the employee benefit obligation for the DB plans, they do not qualify as plan assets in accordance with IAS 19 and are therefore included in financial assets. a.s.r. life is also the insurer of the current pension DC plans.

a.s.r. employees

All pension buildup for existing and new employees as of 1 January 2021 are included in the post-employment DC plans. All employees who commenced service between 1 January 2006 and 31 December 2020 are included in one post-employment DB plan ('Basic plan'). All other employees remain active within the existing plan at the date of first employment. Previous plans for former employees are also still active.

The recognised expenses for the DC plan in 2024 amounts to € 83 million (2023 € 60 million).

The DC plan has two components with defined benefit elements with a marginal impact; survivors' pension and the option to buy a guaranteed income. Both components are accounted for in the same way as the DC plan.

The past service cost of € 7 million pre-tax presented in 2023 mainly relates to the RVU obligation in relation to the Aegon NL employees that entered the employment of a.s.r.

The methods and techniques used to calculate the DB obligations are based on IAS 19 requirements and calculated by an independent actuary.

The benefits under these plans are dependent on factors such as years of service and compensation. Pension obligations are determined using mortality tables, the rate of employee turnover, wage drift and economic assumptions for factors such as inflation, and the discount rate.

As per 31 December 2020, the contribution to the DB pension scheme ended, therefore no accrual rate and pensionable salary and minimum franchise is required for this scheme.

- The DB pension scheme had a retirement age of 68 years;
- The DB scheme was based on average-salary pension; and
- Future inflation indexation agreements are in force.

Former Aegon employees

Former employees of Aegon NL are still covered by a number of Aegon NL post-employment benefit plans. Aegon NL has issued DC plans and DB plans.

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 81

The contribution payable to a DC plan for services provided is recognised as an expense in the income statement. An asset (or liability) is recognised to the extent that the contribution paid exceeds (or falls short of) the amount due for services provided. With the integration of Aegon NL and a.s.r. on 1 October 2023, the Aegon DC plan with Aegon IORP became non-contributory; from that date, the employees of Aegon NL are included in the DC plan of a.s.r.

The DB obligation is based on the terms and conditions of the plan applicable on the balance sheet date. In measuring the DB obligation Aegon NL uses the projected unit credit method and actuarial assumptions that represent the best estimate of future variables. The benefits are discounted using an interest rate based on the internal curve for high quality corporate bonds, that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, estimated future wage inflation, mortality rates and price inflation.

As per 31 December 2019, the contribution to the DB pension scheme ended, therefore no accrual rate and pensionable salary and minimum franchise is required for this scheme.

- The DB pension scheme had a retirement age of 68 years;
- The DB scheme was based on average-salary pension; and
- Future inflation indexation agreements are in force.

Other group companies employees

The other group companies, which are entities mainly operating in the Distribution and Services segment, have DC plans, insured with a.s.r. life. The recognised expenses for these DC plans in 2024 amounts to € 19 million (2023: € 13 million).

Net defined benefit liability

Defined benefit obligation for all the above mentioned plans

	2024	2023
Net defined benefit liability at 1 January	**5,160**	**2,722**
Included in income statement		
Current service cost, contributions by employer	-	1
Interest cost	175	142
Past service cost	-	-7
Other	-2	-2
Total	**174**	**134**
Remeasurement of liabilities included in OCI		
Discount rate change	-64	155
Other assumptions change	-40	-6
Experience adjustments	-48	11
Total	**-151**	**160**
Benefits	-211	-160
Changes in the composition of the group	-	2,340
Other	2	-37
Net defined benefit liability at 31 December	**4,974**	**5,160**
At 31 December		
Defined benefit obligation	4,974	5,160
Fair value of plan assets	-	-
Net defined benefit liability	**4,974**	**5,160**

a.s.r. employees

Employees account for 19% (2023: 20%) of the DB obligation, 55% (2023: 52%) of the DB obligation relates to former employees currently receiving pension benefits, 24% (2023: 25%) of the DB obligation relates to deferred pensioners and 2% (2023: 3%) of the DB obligation relates to other members.

The discount rate was 3.51 % at 31 December 2024 (31 December 2023: 3.42%), resulting in a € 28 million decrease (2023: € 81 million increase) in the DB obligation.

As per 31 December 2024 the duration of the DB obligation was 13 years (2023: 14 years).

The change in other assumptions amounts is € - 20 million (2023: nil) primarily due to updated mortality rates of participants to the closed DB pension scheme.

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 82

Former Aegon employees
The DB obligation of Aegon NL classifies as multiple-employer contract. a.s.r. has an obligation to pay part of the guarantee premium, which is an insurance premium to pay for the guarantee provided by Aegon life. Each year when there is a decision related to additional entitlements stemming from indexation, a new guarantee premium is calculated. This premium is based on the total of entitlements, including the previous annual layers of indexation bought in the past. The indexation annuity, which is based on contractual tariff, is extracted from the indexation depot. The guarantee premium, which is calculated based on the difference between the current market price and the contractual tariff for indexation, is paid in full by a.s.r. to Aegon life, and subsequently 29% thereof is recovered from Aegon Ltd. (2024: € 4 million; 2023: € 4 million). These contributions from Aegon Ltd. are set out in the formal terms of the plan, and thus affect remeasurements of the net DB liability. An amount of € 80 million (2023: € 69 million) was netted of the DB obligation and included in OCI.

Employees account for 0% (2023 0%) of the DB obligation, 55% (2023 54%) of the DB obligation relates to former employees currently receiving pension benefits, 43% (2023 44%) of the DB obligation relates to deferred pensioners and 2% (2023 2%) of the DB obligation relates to other members.

The discount rate was 3.51 % at 31 December 2024 (31 December 2023: 3.42%) , resulting in a € 22 million decrease (2023: € 83 million increase) in the DB obligation. As per 31 December 2024 the duration of the DB obligation was 14 years (2023: 14 years). The change in other assumptions amounts to € -20 million (2023 € -6 million) primarily due to updated mortality rates of participants to the closed DB pension scheme.

Experience adjustments
Experience adjustments are actuarial gains and losses that have arisen due to differences between actuarial assumptions. The following table provides information about experience adjustments with respect to qualifying plan assets and the DB obligation:

Experience adjustments

(in € thousands)	2024	2023
Experience adjustments to qualifying investments, gain (loss)	-	-
As a % of liabilities as at 31 December	0.0%	0.0%
Experience adjustments to defined benefit obligation, gain (loss)	47,989	-10,580
As a % of liabilities as at 31 December	1.0%	-0.2%

Assumptions

The principal actuarial assumptions and parameters at year-end

	2024	2023
Discount rate	3.5%	3.4%
Mortality (years) a.s.r.	19.9	20.1
Mortality (years) Aegon	21.1	21.1

In the calculation of the DB obligation the:
- Discount rate is based on an internal curve for high quality corporate bonds;
- For the a.s.r. pension scheme the most recent mortality table 'a.s.r. 2024 prognosetafel' is used, in combination with a.s.r. specific experience factors for the pension portfolio;
- For the Aegon NL pension scheme the 'a.s.r. 2024 prognosetafel' is used, in combination with a.s.r. specific experience factors for the pension portfolio;
- The period of indexation is based on the expected duration of the separate account to fund the future inflation indexation.

The sensitivity of the above actuarial assumptions to feasible possible changes at the reporting date to one of the relevant actuarial assumptions whilst other assumption remain constant, would have affected the DB obligation by the amounts shown below:

Sensitivity of actuarial assumptions

	Increase	Decrease
Discount rate (1% movement)	-497	622
Future mortality (1 year movement)	-131	130

Non-qualifying plan assets
The portfolios of global investments related to the ended DB pension schemes of a.s.r. and former Aegon NL are considered non-qualifying plan assets. The non-qualifying assets, which are managed by a group company, are not presented as part of the net DB obligation.

For the non-qualifying assets backing the post-employment benefit plans, a.s.r. has drawn up general guidelines for the asset mix based on criteria such as geographical location and ratings. To ensure the investment guidelines remain in line with the conditions of the post-employment benefit obligations, a.s.r. regularly performs Asset Liability Management (ALM) studies. Transactions in the non-qualifying assets are done within the guidelines. As the post-employment benefit plans are a liability on group level, the underlying insurance and market risks are in scope of a.s.r.'s risk policies (section 7.8).

The overall interest-rate risk of the Group is managed using interest-rate swaps and swaptions. a.s.r. manages the interest rate risk through an overlay interest hedging strategy using swaps and swaptions for

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 83 the company as a whole (see section 7.8.3). The swaps and swaptions are not specifically allocated to the respective post-employment benefit plans. a.s.r. has separate accounts to fund future inflation indexation for the employees and former employees included in the a.s.r. post-employment defined benefit plan. As such this has been included in the DB obligation. The fair value of these assets amounted to € 348 million (2023: € 330 million) for a.s.r. and € 548 million (2023: € 603 million) in relation to Aegon NL. The Aegon NL non-qualifying plan assets are ringfenced and amount to € 2,366 million (2023: € 2,374 million). 7.5.15.2 Post-employment benefits other than pensions The other post-employment benefits plans consist of personnel arrangements for financial products (such as mortgages and health insurance), which remain in place after retirement. Changes in the defined benefit obligation 2024 2023 Defined benefit obligation at 1 January 39 7 Included in income statement Past service cost—-1 Other 2 1 Total 2—Remeasurement of liabilities included in OCI Other assumptions change -1 2 Total -1 2 Benefits -4 -2 Other—32 Defined benefit obligation at 31 December 35 39 Experience adjustments are actuarial gains and losses that have arisen due to differences between actuarial assumptions. The following table provides information about experience adjustments with respect to qualifying plan assets and the DB obligation: Experience adjustments to defined benefit obligation (in € thousands) 2024 2023 Experience adjustments to defined benefit obligation, loss (gain) 661 -258 As a % of liabilities as at 31 December 1.9% -0.7% 879241-001-Part-2 28Mar25 13:48 Principal actuarial assumptions and parameters at year-end 2024 2023 Discount rate 3.3% 3.3% In accordance with a.s.r.’s policy, discounts on employee mortgages have been fixed in amounts granted on the reference date December 2017 and for former Aegon NL employees on the reference date January 2023. In the calculation of the DB obligation the: • Discount rate is based on an internal curve for high quality corporate bonds; • For a.s.r. post-employment benefit obligations the most recent mortality table ‘a.s.r. 2024 prognosetafel’ is used, in combination with a.s.r. specific experience factors for the pension portfolio; • For former Aegon NL post-employment benefit obligations the ‘a.s.r. 2024 prognosetafel’ is used, in combination with a.s.r. specific experience factors for the pension portfolio. The sensitivity of the above actuarial assumptions to feasible possible changes at the reporting date to one of the relevant actuarial assumptions whilst other assumption remain constant, would have affected the DB obligation by the amounts of € 1 million increase (2023: € 1 million increase) or € 1 million decrease (2023: € 1 million decrease) as a result of a movement of the discount rate by 1%. 7.5.15.3 Other long-term employee benefits Other long-term employee benefits consist of the employer’s share of liabilities arising from long-term services, such as jubilee benefits. Changes in other long-term employee benefits 2024 2023 Net liability as at 1 January 19 12 Total expenses 10 1 Actuarial gains and losses—1 Other -2 5 Net liability as at 31 December 27 19 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 84 Underlying assumptions 31 December 31 December 2024 2023 Discount rate 3.1% 3.2% Salary increases 2.1% 2.5% Expected remaining service years a.s.r. 8.4 8.3 Expected remaining service years former Aegon NL 8.4 8.7 7.5.16 Provisions Changes in provisions 2024 2023 At 1 January 414 18 Additional foreseen amounts 37 369 Reversal of unused amounts -3 -5 Usages in course of year -34 -12 Changes in the composition of the group -1 44 At 31 December 413 414 The provisions were created for: • Settlement to the claimants for unit-linked products; • VAT and legal issues; • Employee restructuring expenses; • Retention of disability risk instead of insuring it with the Employee Insurance Agency (Uitvoeringsinstituut Werknemersverzekeringen—UWV); • Dismantling costs wind turbines; and • Other expenses. The provision for the settlement to the claimants for unit-linked products is a provision to cover cost from legal and operational actions related to the transparency and cost discussion of investment insurance policies. At the end of November 2023, a.s.r. and five consumer protection organisations agreed on a settlement to be paid to the claimants to a maximum of € 250 million. The agreement became final on 19 February 2025, as at least 90% of the affiliate customers agreed to the settlement. It has also been decided to set up a leniency scheme for customers who are not affiliate with the consumer protection organisations for distressing cases that are assessed on their merits. This initiative is to resolve long-lasting and historical disputes concerning unit-linked life insurances. The provision is calculated as the best estimate of the expenditure required to settle these claims, taking into account the settlements reached, management’s opinion and consultation with its legal advisors. The provision recognised by a.s.r. to finalise 879241 the unit-linked -001 life insurance -Part claims -2 amounts to € 300 28Mar25 million (2023: 13:48 € 300 million) as a result of the settlement offer made in 2023. In addition, € 36 million (2023: € 37 million) is recognised in the insurance liabilities as remaining portion of the previous agreements. See section 7.7.7.2 for details of the contingent liability relating to unit-linked products. The provision for VAT and legal issues is based on best estimates available at year-end, making allowance for expert opinions. The provisions for employee restructuring are based on arrangements agreed in the Collective Bargaining Agreement, restructuring plans, and on decisions made by a.s.r.’s management. The restructuring provision amounting to € 57 million (2023: € 51 million) relates mainly to the reorganisation of a.s.r. Nederland due to the integration of Aegon NL entities and the consequential program to achieve a lower cost level. This program will be continued in 2025.â€¯ The timing of the outflow of resources related to these provisions is uncertain because of the unpredictability of the outcome and the time required for the settlement of disputes. An amount of € 368 million (2023: € 381 million) of the provisions is expected to be settled within twelve months after the balance sheet date. 7.5.17 Borrowings See accounting policies U and V. Borrowings 31 December 2024 31 December 2023 Loans 3,061 5,363 Lease liabilities 74 88 Total Borrowings 3,135 5,451 As at year-end, borrowings had the following terms to maturity: Maturity of borrowings 31 December 2024 31 December 2023 Maturity—Falling due within 1 year 115 1,022 Maturity—Falling due between 1 and 5 years 846 2,481 Maturity—Falling due after 5 years 2,174 1,948 Maturity Borrowings 3,135 5,451 254 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 85

At year-end 2024, the fair value of borrowings was € 3,136 million (2023: € 5,520 million). For information regarding the fair value, see section 7.7.1.2. The average interest rate payable on loans was 4.18% (2023: 2.61%). The average incremental borrowing rate on the lease liabilities was 3.81% (2023: 1.95%).

On 20 March 2024, Aegon hypotheken closed a transaction under the Dutch SAECURE programme to sell Class A mortgage backed securities (RMBS). 'SAECURE 22' consisted of a principal amount of € 600 million of class A notes.

In 2023 Aegon life restructured 'SAECURE 17', by expanding 'SAECURE 17' with new mortgage loans and extend the FORD for the next 5 years. After the restructuring 'SAECURE 17' exists of € 4,350 million of class A notes with a first optional redemption date in January 2030.

The following structured entities are group companies and have been consolidated:

- SAECURE 17 B.V.;
- SAECURE 18 NHG B.V.;
- SAECURE 20 B.V.;
- SAECURE 21 B.V.;
- SAECURE 22 B.V.;
- Aegon Hypotheken Financiering B.V.;
- Aegon Hypotheken Prefunding B.V.;
- Delphinus 2023-I B.V.
- Orcinus 2023 B.V.

The structured entities relate to the funding or securitisation of mortgage loans. a.s.r. holds no shares in the structured entities. The contractual agreements with these entities do not include provisions in which a.s.r. could be required to provide financial support in certain circumstances. a.s.r. has not provided, nor has intentions to provide, financial or other support without having a contractual obligation to do so.

7.5.18 Savings deposits

Savings deposits

	2024	2023
At 1 January	11,967	-
Deposits	23,192	13,381
Withdrawals	-23,433	-12,805
Interest credited	140	69
Other	104	64
Changes in the composition of the group	-11,969	11,258
At 31 December	**-**	**11,967**

With the sale of Knab, a.s.r. no longer has savings deposits on the balance sheet, see section 7.4.6.

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.5 Notes to the consolidated balance sheet • Annual Report 2024 ASR Nederland N.V. 86

7.5.19 Due to banks

See accounting policy E.

The amounts due to banks increased from € 5,445 million to € 5,550 million as a result of the increase in liability recognised for cash collateral under ISDAs (International Swaps and Derivatives Association) and Client Clearing Agreements (CCA) concluded with counterparties and Repurchase agreements. There is no significant difference between the carrying amount and the fair value of these liabilities (see section 7.7.1.2). The average interest rate for the cash collateral received in 2024 is 3.65% and based on €STR (2023: 3.21%). Additionally the amount decreased because of the sell of Knab and the termination of the unsecured Revolving Credit Facility (RCF).

€ 517 million (2023: € 383 million) of cash on the balance sheet has been borrowed by entering into repurchase agreements. The asset recognised for cash collateral paid on repurchase agreements is presented under other financial assets. The liability recognised for cash collateral received on repurchase agreements is presented under due to banks. The liability related to cash collateral received on derivate instruments is also included in due to banks.

a.s.r.'s unsecured Revolving Credit Facility (RCF) amounts to € 600 million in 2024 (2023: € 600 million). The RCF can be used for multiple purposes including investment purposes, balance sheet management and short-term cash flow management. As per the year - end 2024 the RCF is undrawn and fully available.

An amount of € 5,158 million due to banks (2023: € 4,718 million) is expected to be settled within twelve months after the balance sheet date.

7.5.20 Other liabilities

Other liabilities

	31 December 2024	31 December 2023
Financial liabilities		
Due to customers	249	216
Trade payables	371	554
Non-financial liabilities		
Deferred income	11	11
Short-term employee benefits	44	28
Other non-financial liabilities	647	567
Total other liabilities	**1,322**	**1,376**

The carrying value of other liabilities approximates their fair value (see section 7.7.1.2 for further information on other financial liabilities).

An amount of € 184 million (2023: € 63 million) of the other liabilities is expected to be settled more than one year after the balance sheet date.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

Annual Report 2024 ASR Nederland N.V. 87 7.6 Notes to the consolidated income statement 879241-001-Part-2 28Mar25 13:48 Page 257 7.6.1 Insurance contract revenue See accounting policy W1. Insurance contract revenue 2024 Non-life Life Total Contracts not measured under the PAA Amounts relating to changes in liabilities for remaining coverage:—Expected insurance claims, benefits and expenses 1,786 3,459 5,245—Release of the risk adjustment for non-financial risk for risk expired 23 191 214—CSM recognised in profit or loss for services provided 148 312 461—Other/ experience adjustments arising from premiums not relating to future service 66 18 84 Recovery of insurance acquisition cash flows 24 6 31 2,047 3,987 6,034 Contracts measured under the PAA 3,567—3,567 Insurance contract revenue 5,614 3,987 9,601 Insurance contract revenue 2023 Non-life Life Total Contracts not measured under the PAA Amounts relating to changes in liabilities for remaining coverage:—Expected insurance claims, benefits and expenses 1,465 2,362 3,827—Release of the risk adjustment for non-financial risk for risk expired 33 120 154—CSM recognised in profit or loss for services provided 70 210 280—Other/ experience adjustments arising from premiums not relating to future service 94 17 111 Recovery of insurance acquisition cash flows 24 6 30 1,686 2,716 4,402 Contracts measured under the PAA 3,693—3,693 Insurance contract revenue 5,379 2,716 8,095 The increase in total Non-life (€ 235 million) and Life (€ 1,271 million) insurance contract revenue is mostly related to the acquired activities of Aegon NL. Furthermore, the Non-life increase is also driven by organic growth of the P&C and Disability portfolios. The insurance contract revenue related to the a.s.r. and Aegon NL post-employment benefit plans of € 254 million (2023: € 182 million) are not included in the life figures since these have been eliminated in the consolidation process. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.6 Notes to the consolidated income statement • Annual Report 2024 ASR Nederland N.V. 88

Insurance Contract Revenue reconciliation

	31 December 2024		31 December 2023	
	Notes to the consolidated balance sheet	Notes to the consolidated income statement	Notes to the consolidated balance sheet	Notes to the consolidated income statement
7.5.13.1 Insurance contracts Non-Life	5,614		5,379	
7.5.13.2 Insurance contracts Life	2,906		2,113	
7.5.14.1 Life - Direct participating insurance contracts	1,081		603	
7.6.1 Insurance contract revenue Non-Life		5,614		5,379
7.6.1 Insurance contract revenue Life		3,987		2,716
Insurance contract revenue	**9,601**	**9,601**	**8,095**	**8,095**

7.6.2 Insurance service expenses

See accounting policy W2.

Total insurance service expenses increased by € 1,112 million to € 8,739 million comprising claims and benefits (€ 989 million increase) and insurance service operating expenses (€ 123 million increase). The increase in insurance service expenses was mostly in the Life segment, this increase was mainly driven by the acquired activities of Aegon NL.

7.6.3 Net result from reinsurance contracts

See accounting policy W1.

Net result from reinsurance contracts

	2024	2023
Allocation of reinsurance premiums paid	-678	-392
Amounts recoverable from reinsurers	559	331
Changes in amounts recoverable arising from changes in liability for incurred claims	29	34
Net result from reinsurance contracts	**-90**	**-27**

7.6.4 Direct investment income

See accounting policy W3.

Direct investment income

	2024	2023
Interest income from investments at FVTPL	2,160	1,435
Interest income from derivatives	3,449	2,168
Interest income from debt instruments at amortised cost	184	107
Total interest income	**5,793**	**3,710**
Dividends received	385	283
Investment income related to direct participating insurance contracts	11	10
Rental income from investment property	144	91
Other direct investment income	18	44
Total dividend and other investment income	**558**	**428**
Total direct investment income	**6,351**	**4,137**

Interest income increased mainly due to the assets acquired through the acquisition of Aegon NL. In addition, more interest income from derivatives is recognised compared to last year due to increasing interest rates.

For equity instruments measured at FVOCI, dividends received during the year amount to € 61 million (2023: € 72 million), of which € 8 million (2023: € 19 million) relates to instruments derecognised during the year.

The effective interest method has been applied to an amount of € 184 million (2023: € 107 million) of the interest income from financial instruments measured at amortised cost. Included within interest income is nil (2023: nil) of interest received on impaired fixed-income securities.

The interest income from interest derivatives and interest expenses on interest derivatives (see section 7.6.8) is not netted in the income statement. However, the net interest result on interest derivatives amounts to € 54 million (2023: € 138 million).

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.6 Notes to the consolidated income statement • Annual Report 2024 ASR Nederland N.V. 89

7.6.5 Net fair value gains (and losses)

See accounting policy D and E.

Net fair value gains (and losses) per category

	2024	2023
Net fair value gains (and losses) on financial instruments measured at FVTPL		
Investments		
- Real estate equity funds	219	-203
- Mortgage equity funds	50	-5
- Government bonds	-441	814
- Corporate bonds	210	364
- Asset-backed securities	1	-6
- Other investment funds	123	81
- Other equity funds	32	30
- Mortgage loans	982	251
- Private loans	87	236
Investments related to direct participating insurance contracts	3,218	2,325
Derivatives	-253	956
Cash and cash equivalents	23	-4
	4,250	**4,839**
Net fair value gains (and losses) on financial instruments not measured at FVTPL		
Net foreign exchange gains (and losses)	-2	-
Derecognition of financial liabilities at amortised cost	-	-1
	-2	**-1**
Other net fair value gains (and losses)		
Investment property, property for own use and plant	211	-91
	211	**-91**
Total net fair value gains (and losses)	**4,459**	**4,747**

Net fair value gains and losses are mainly due to movements in interest rates, revaluations and includes fair value gains and losses on assets acquired through the acquisition of Aegon NL. Net fair value gains and losses for investments related to direct participating insurance contracts are mainly due to movements in interest rates as well as movements in stock market prices.

7.6.6 Impairments

See accounting policy C and E.

Impairments

	2024	2023
Intangible assets	-	-13
Property, plant and equipment	-3	-
Financial assets at amortised cost	1	-22
Total impairments	**-2**	**-36**
Impairments are presented in the following income statement line items:		
Impairments on financial assets	1	-22
Other expenses	-3	-13
Total impairments	**-2**	**-36**

In 2023, the impairment in intangible assets related to an impairment of goodwill in segment Distribution and Services, see section 7.5.1.

For more information regarding loss allowance see section 7.8.4.7.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.6 Notes to the consolidated income statement • Annual Report 2024 ASR Nederland N.V. 90

7.6.7 Net finance income and expenses from (re)insurance contracts

See accounting policy W4.

The table on the next page shows the sources of finance income and expenses recognised in profit or loss and other comprehensive income in relation to the total net finance expenses from (re)insurance contracts.

Investment and (re)insurance finance result current period

2024	Non-Life	Life GMM	Life VFA	Other	Total
Investment income					
Direct investment income	480	5,424	11	436	6,351
Net fair value gains (and losses)	203	1,068	3,218	-29	4,459
Net impairment (loss)/reversal on financial assets	1	-	-		1
Amounts recognised in other comprehensive income	57	180	-	7	243
Total investment income	**740**	**6,671**	**3,229**	**414**	**11,054**
Net finance expenses from insurance contracts					
Changes in fair value of underlying items of direct participating contracts	-	-	-3,232	-	-3,232
Effects of risk mitigation option	-	-	180	-	180
Interest accreted	-312	-2,023	-24	-	-2,360
Effect of changes in interest rates and other financial assumptions	44	-323	4	-	-275
Effect of measuring changes in estimates at current rates and adjusting the CSM at rates on initial recognition	-4	-67	-	-	-71
Net foreign exchange loss	-	-	-	-	-
Total net finance expenses from insurance contracts	**-272**	**-2,414**	**-3,072**	**-**	**-5,757**
Net finance income from reinsurance contracts					
Interest accreted	11	9	-	-	20
Other	-1	7	-	-	6
Total net finance income from reinsurance contracts	**10**	**16**	**-**	**-**	**26**
Total	**478**	**4,273**	**157**	**414**	**5,322**

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.6 Notes to the consolidated income statement • Annual Report 2024 ASR Nederland N.V. 91

Investment and (re)insurance finance result prior period

2023	Non-Life	Life GMM	Life VFA	Other	Total
Investment income					
Direct investment income	392	3,583	10	152	4,137
Net fair value gains (and losses)	186	2,245	2,325	-9	4,747
Net impairment (loss)/ reversal on financial assets	-	1	-	-23	-22
Amounts recognised in other comprehensive income	56	162	-	10	227
Total investment income	**634**	**5,991**	**2,335**	**130**	**9,089**
Net finance expenses from insurance contracts					
Changes in fair value of underlying items of direct participating contracts	-	-	-2,288	-	-2,288
Effects of risk mitigation option	-	-	-239	-	-239
Interest accreted	-225	-1,348	-19	-	-1,592
Effect of changes in interest rates and other financial assumptions	-33	-1,232	10	-	-1,255
Effect of measuring changes in estimates at current rates and adjusting the CSM at rates on initial recognition	5	164	-	-	169
Total net finance expenses from insurance contracts	**-253**	**-2,416**	**-2,536**	**-**	**-5,205**
Net finance income from reinsurance contracts					
Interest accreted	8	-3	-	-	5
Other	2	-14	-	-	-11
Total net finance income from reinsurance contracts	**10**	**-16**	**-**	**-**	**-6**
Total	**391**	**3,558**	**-201**	**130**	**3,878**

See section 7.6.5 for more information regarding net fair value gains and (losses).

Amounts recognised in other comprehensive income relate to revaluation of equity and debt instruments held at FVOCI.

7.6.8 Other finance expenses

Breakdown of the other finance expenses

	2024	2023
Other finance expenses on financial liabilities not measured at fair value		
Subordinated liabilities	-115	-115
Borrowings	-179	-74
Due to banks	-149	-75
Other financial liabilities	-3	-2
Other finance expenses on other liabilities		
Employee benefits	-176	-142
Derivatives	-3,395	-2,030
Other finance or fee expenses	-1	-11
Interest expenses on financial assets	-13	-3
Total other finance expenses	**-4,031**	**-2,451**

The increase in finance expenses on employee benefits relates to the acquisition of Aegon partly offset by the accrual on the DB obligation of post-employment benefits pensions as a result of a decreased discount rate, see section 7.5.15. The interest expense is calculated based on interest rates as of 31 December of the previous year. (31 December 2023: 3.42%; 31 December 2022: 3.67%).

Finance expenses on derivatives increased due to increased variable interest rates and the acquisition of Aegon NL.

Other finance expenses increased by € 1,580 million mainly due to higher expenses on derivatives contracts (€ 1,365 million) caused by higher variable interest rates. In combination with € 1,281million higher interest income on derivatives as part of the Direct investment income line, the net interest income on derivative contracts decreased by € 84 million.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.6 Notes to the consolidated income statement • Annual Report 2024 ASR Nederland N.V. 92 7.6.9 Fee income Fee income 2024 2023 Asset management for third parties 144 85 Other fee income 374 243 Total fee income 518 328 Other fee income mainly relates to the fee income from the Distribution and Services entities. The increase of fee income is mostly related to the acquired activities of Aegon NL. 7.6.10 Other income Other income 2024 2023 Proceeds from sales of property developments 16 25 Revenues generated by wind farms and solar parks 43 63 Revenues projects 12 10 Other income 35 273 Total other income 107 372 In 2024, other income related mainly to electricity yields. 879241-001-Part-2 28Mar25 13:48 7.6.11 Operating and other expenses Operating and other expenses 2024 2023 Salaries and wages -567 -444 Social security contributions -81 -62 Employee benefit charges -113 -84 Employee discounts -3 -3 Other short-term employee benefits -33 -24 Total cost of own staff -797 -617 Cost of external staff -204 -146 Consultancy costs and fees -209 -144 Marketing, advertising and public relations expenses -19 -44 Technology and system costs -165 -120 Amortisation of other intangible assets (section 7.5.1) -47 -26 Depreciation of property, plant and equipment (section 7.5.2) -29 -24 Restructuring provision expenses -27 -58 Commission expenses -789 -707 Costs associated with sale of development property -13 -7 Operating expenses of wind farms and solar parks -28 -29 Impairments on non-financial assets -3 -13 Realised losses on derecognition of associates and joint ventures at equity method -2 -Other -73 -372 Amounts attributed to insurance acquisition cash flows 38 22 Insurance acquisition cash flows recognised in profit or loss -8 -15 Total operating and other expenses -2,376 -2,300 Presentation of the operating and other expenses in the income statement 2024 2023 Total operating expenses are presented in the following income statement line items: Insurance service operating expenses -1,350 -1,227 Investment operating expenses -205 -146 Other expenses -821 -927 Total operating and other expenses -2,376 -2,300 262 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.6 Notes to the consolidated income statement • Annual Report 2024 ASR Nederland N.V. 93 In 2023 ‘Other’ expense related mainly to an expense of € 300 million for the settlement agreement with the consumer protection organisations on the unit-linked products (€ 250 million) and an additional provision of € 50 million to facilitate individual claims of customers in distressing situations (see section 7.5.16). Segmentation of a.s.r.’s internal workforce Segments 2024 2023 Non-life 1,728 1,810 Life 752 735 Asset Management 771 808 Banking—438 Distribution and Services 2,436 2,396 Holding and Other 1,687 1,807 Total workforce 7,373 7,994 Employees related to administrative activities and overhead are allocated to segment Holding and Other. 7.6.12 Income tax expense Income tax (expense) / gain 2024 2023 Current taxes for the current period -91 -99 Current taxes referring to previous periods 156 -6 Total current tax 66 -105 Deferred taxes arising from current period -448 -169 Total deferred tax -448 -169 Total income tax (expense) / gain -383 -275 The expected income tax expense is determined by applying the tax rate in the Netherlands to the result before tax. In 2024, this rate was 25.8% (2023: 25.8%). The enacted tax rate for 2025 will be 25.8%. The impact of the current tax to previous periods is to a highly extent set off in the deferred taxes arising from current period. Reconciliation of expected income tax (expense) / gain with the actual income tax (expense) / gain 2024 2023 Result before tax from continuing operations 1,447 1,278 Current tax rates 25,8% 25,8% Expected income tax expense -373 -330 Effects of: Tax on interest on other equity instruments 15 12 Tax-exempt dividend 11 9 Tax-exempt capital gains -1 1 Tax-exempt associates and joint ventures 2 1 Tax-exempt other income -3 6 Changes in impairments -2 -6 Adjustments for taxes due on previous financial years -15 -Other effects -16 32 Total income tax (expense) / gain -383 -275 The result is almost entirely earned and taxable in the Netherlands. The 263 effective income tax rate is 26.5% (2023: 21.5%). Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.6 Notes to the consolidated income statement • Annual Report 2024 ASR Nederland N.V. 93 In 2023 ‘Other’ expense related mainly to an expense of € 300 million for the settlement agreement with the consumer protection organisations on the unit-linked products (€ 250 million) and an additional provision of € 50 million to facilitate individual claims of customers in distressing situations (see section 7.5.16). Segmentation of a.s.r.’s internal workforce Segments 2024 2023 Non-life 1,728 1,810 Life 752 735 Asset Management 771 808 Banking—438 Distribution and Services 2,436 2,396 Holding and Other 1,687 1,807 Total workforce 7,373 7,994 Employees related to administrative activities and overhead are allocated to segment Holding and Other. 7.6.12 Income tax expense Income tax (expense) / gain 2024 2023 Current taxes for the current period -91 -99 Current taxes referring to previous periods 156 -6 Total current tax 66 -105 Deferred taxes arising from current period -448 -169 Total deferred tax -448 -169 Total income tax (expense) / gain -383 -275 The expected income tax expense is determined by applying the tax rate in the Netherlands to the result before tax. In 2024, this rate was 25.8% (2023: 25.8%). The enacted tax rate for 2025 will be 25.8%. The impact of the current tax to previous periods is to a highly extent set off in the deferred taxes arising from current period. Reconciliation of expected income tax (expense) / gain with the actual income tax (expense) / gain 2024 2023 Result before tax from continuing operations 1,447 1,278 Current tax rates 25,8% 25,8% Expected income tax expense -373 -330 Effects of: Tax on interest on other equity instruments 15 12 Tax-exempt dividend 11 9 Tax-exempt capital gains -1 1 Tax-exempt associates and joint ventures 2 1 Tax-exempt other income -3 6 Changes in impairments -2 -6 Adjustments for taxes due on previous financial years -15 -Other effects -16 32 Total income tax (expense) / gain -383 -275 The result is almost entirely earned and taxable in the Netherlands. The 263 effective income tax rate is 26.5% (2023: 21.5%). Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 7.6 Notes to the consolidated income statement • Annual Report 2024 ASR Nederland N.V. 94 International Tax Reform – Pillar II Model rules (Amendments to IAS 12) The EU Directive Pillar Two, implemented in the Netherlands as the “Wet minimum belasting”, and is effective for accounting periods beginning on or after 1 January 2024, applies to multinational enterprises and large-scale domestic groups with consolidated revenues of € 750 million or more in at least two out of the last four years. These revenues, as defined by the OECD, include any form of income and are therefore not limited to revenue recognised in accordance with IFRS 15. a.s.r. operates in the Netherlands as a large-scale domestic group and should, in principle, be subject to the top-up tax rules under Pilar 2. a.s.r. has determined that any top-up tax due under Pillar 2 is an income tax within the scope of IAS 12 and accounts for it as a current tax when it is incurred. However, a.s.r. has assessed the potential exposure to Pillar 2 and does not expect the impact of the Pillar 2 income taxes to be material. This is because a.s.r. can rely on: • The domestic group exemption during the first five years after the Pillar 2 legislation comes into effect; and • The Transitional CbCR Safe Harbour rules during the first three years after the Pillar 2 legislation comes into effect, which allows a.s.r. to reduce the top-up tax to zero. Although a.s.r. could reduce any top-up tax to zero during the first five years by applying a combination of the domestic group exemption and the Transitional CbCR Safe Harbour rules, a.s.r. notes that it applies the temporary mandatory relief from recognising and disclosing information about deferred taxes related to Pillar 2 income taxes. a.s.r. will continue to monitor the developments of Pillar 2 legislation, the applicability of the domestic group exemption, and the applicability of the CbCR Safe Harbour rules on the Group’s financial position. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

Annual Report 2024 ASR Nederland N.V. 95 7.7 Other notes 7.7.1 Fair value of assets and liabilities See accounting policy B. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 96 7.7.1.1 Financial assets and liabilities measured at fair value Breakdown of financial assets measured at fair value Fair value based on Fair value Fair value not quoted prices based on based on in an active observable observable market market data market data 31 December 2024 Level 1 Level 2 Level 3 Total fair value Investments at FVTPL Investments—own risk Real estate equity funds — 5,428 5,428 Mortgage equity funds — 2,031 2,031 Debt equity funds 12 64 562 639 Government bonds 14,516 1,259—15,774 Corporate bonds 9,854 767—10,621 Asset-backed securities — 3,023 3,023 Other investment funds 740 720 608 2,068 Equities 553 — 553 Mortgage loans — 25,398 25,398 Private loans 29 9,535 19 9,584 25,704 12,346 37,070 75,119 Investments related to direct participating insurance contracts Real estate equity funds 243 — 243 Mortgage equity funds — 352 352 Debt equity funds 18 — 18 Government bonds 6,373 — 6,373 Corporate bonds 3,375 — 3,375 Asset-backed securities — 333 333 Other investment funds 299 224 373 896 Derivatives -31 104—73 Equities 16,078 — 16,078 Mortgage loans — 1,421 1,421 Private loans—245—245 Other investments 2,493 1,124—3,617 28,850 1,697 2,478 33,025 Investments at FVOCI Equities 2,643—53 2,696 Preference shares—129 4 134 Other participating contracts 11 — 11 879241-001-Part-2 2,654 28Mar25129 13:48 57 2,841 Breakdown of financial assets measured at fair value Fair value based on Fair value Fair value not quoted prices based on based on in an active observable observable market market data market data 31 December 2024 Level 1 Level 2 Level 3 Total fair value Derivatives Foreign exchange contracts—46—46 Interest rate contracts—Swaps—10,644—10,644—Options—704—704—Futures 52 — 52 Equity index contracts 31 13—44 Inflation linked swaps—277—277 84 11,684—11,767 Cash and cash equivalents 2,564 1,629—4,194 Total financial assets measured at fair value 59,855 27,485 39,606 126,946 Breakdown of financial liabilities measured at fair value Fair value based on Fair value Fair value not quoted prices based on based on in an active observable observable market market data market data 31 December 2024 Level 1 Level 2 Level 3 Total fair value Financial liabilities Derivatives Foreign exchange contracts—189—189 Interest rate contracts—Swaps—8,334—8,334—Options—49—49—Futures 3 — 3 Equity index contracts—55—55 Inflation linked swaps—37—37 3 8,663—8,666 Total financial liabilities measured at fair value 3 8,663—8,666 266 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 97

Breakdown of financial assets measured at fair value

	Fair value based on quoted prices in an active market	Fair value based on observable market data	Fair value not based on observable market data	
31 December 2023	Level 1	Level 2	Level 3	Total fair value
Investments at FVTPL				
Investments - transferred under repurchase agreements				
Government bonds	213	-	-	213
	213	**-**	**-**	**213**
Investments - own risk				
Real estate equity funds	-	-	5,253	5,253
Mortgage equity funds	-	-	997	997
Debt equity funds	19	70	684	772
Government bonds	15,109	745	-	15,854
Corporate bonds	9,204	744	-	9,948
Asset-backed securities	-	-	3,013	3,013
Other investment funds	606	974	572	2,153
Equities	247	-	-	247
Mortgage loans	-	-	24,494	24,494
Private loans	32	8,932	12	8,976
	25,217	**11,465**	**35,024**	**71,706**
Investments related to direct participating insurance contracts				
Real estate equity funds	278	-	-	278
Mortgage equity funds	-	-	271	271
Debt equity funds	18	-	-	18
Government bonds	6,013	-	-	6,013
Corporate bonds	2,936	-	-	2,936
Asset-backed securities	-	-	351	351
Other investment funds	518	258	421	1,197
Derivatives	12	86	-	98
Equities	14,252	-	-	14,252
Mortgage loans	-	-	1,357	1,357
Private loans	-	208	-	208
Other investments	1,989	1,386	-	3,375
	26,016	**1,937**	**2,400**	**30,352**

Breakdown of financial assets measured at fair value

	Fair value based on quoted prices in an active market	Fair value based on observable market data	Fair value not based on observable market data	
31 December 2023	Level 1	Level 2	Level 3	Total fair value
Investments at FVOCI				
Government bonds	280	79	-	359
Corporate bonds	461	60	-	521
Equities	2,291	-	58	2,348
Preference shares	-	75	4	79
Other participating contracts	5	-	-	5
	3,036	**214**	**62**	**3,312**
Derivatives				
Foreign exchange contracts	-	57	-	57
Interest rate contracts				
- Swaps	-	11,655	-	11,655
- Options	-	709	-	709
- Futures	1	77	-	78
Equity index contracts	29	21	-	49
Inflation linked swaps	-	358	-	358
	29	**12,878**	**-**	**12,907**
Cash and cash equivalents	6,262	1,648	-	7,910
Total financial assets measured at fair value	**60,774**	**28,141**	**37,486**	**126,401**

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 98

Breakdown of financial liabilities measured at fair value

31 December 2023	Fair value based on quoted prices in an active market Level 1	Fair value based on observable market data Level 2	Fair value not based on observable market data Level 3	Total fair value
Financial liabilities				
Derivatives				
Foreign exchange contracts	-	116	-	116
Interest rate contracts				
- Swaps	-	9,766	-	9,766
- Options	-	59	-	59
- Futures	90	-	-	91
Equity index contracts	-	79	-	79
Inflation linked swaps	-	21	-	21
	90	**10,041**	**-**	**10,132**
Total financial liabilities measured at fair value	**90**	**10,041**	**-**	**10,132**

Cash and cash equivalents (excluding money market instruments) are classified as level 1 when not subject to restrictions. Money market instruments are classified as level 2.

Reclassification between categories

2024	To level 1	To level 2	To level 3	Total
From				
Level 1: Fair value based on quoted prices in active market	-	73	-	**73**
Level 2: Fair value based on observable market data	122	-	-	**122**
Level 3: Fair value not based on observable market data	-	-	-	**-**

Debt instrument funds are adjusted from level 2 to level 1 (€ 122 million) and from level 1 to level 2 (€ 73 million). Those movements are based respectively on increased and decreased observability of the inputs during the period.

Reclassification between categories

2023	To level 1	To level 2	To level 3	Total
From				
Level 1: Fair value based on quoted prices in active market	-	125	-	**125**
Level 2: Fair value based on observable market data	145	-	-	**145**
Level 3: Fair value not based on observable market data	-	-	-	**-**

Debt instrument funds are adjusted from level 2 to level 1 (€ 145 million) and from level 1 to level 2 (€ 125 million). Those movements are based respectively on increased and decreased observability of the inputs during the period.

The following two tables show the movement in financial assets measured at fair value including investments relating to direct participating insurance contracts and investment property that are categorised within level 3.

Changes in financial assets classified as FVOCI categorised within level 3

	2024	2023
At 1 January	62	71
Unrealised gains and losses recognised in other comprehensive income	-4	-9
At 31 December	**57**	**62**

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 99

Changes in financial assets at FVTPL categorised within level 3

	2024	2023
At 1 January	37,424	15,016
Changes in value of investments, realised/unrealised gains and losses:		
- Fair value gains and losses	1,394	158
Purchases	6,492	5,725
Disposals	-3,467	-3,400
Repayments	-2,193	-1,357
Exchange rate differences	8	-6
Other changes	-110	-170
Changes in the composition of the group	-	21,456
At 31 December	**39,548**	**37,424**
Total revaluations of investments, held at end of period, recognised in the income statement	**1,381**	**217**

Unobservable inputs used in determining the fair value for financial assets measured at fair value (recurring basis) that are categorised within level 3

Investments at FVOCI

The main non-observable market input for the equities classified as level 3 is the net asset value as published by the investee. It is estimated that a 10% increase in valuation of these equities would have no impact on net result due to the non-recycling nature of equity treatment, but would increase equity by € 5 million (2023: € 6 million), being approximately 0.1% (before tax) (2023: 0.1% (before tax)) of total equity.

Investments at FVTPL

The mortgage loan portfolio is classified as level 3 'not measured on the basis of market observable market data'. Non-observable market inputs are used in the valuation methods, in addition to the observable market inputs. The valuation method used to determine the fair value of the mortgage loan portfolio is based on the mortgage spread of the risk-free interest rate curve and assumptions for unexpected full prepayments, originating costs, and the options related to early redemption and moving. A slight increase in the mortgage spread used would result in a significant decrease in fair value, and vice versa.

The mortgage loan portfolio consists of high quality mortgages with a relatively fixed return, limited arrears. The mortgage loan portfolio consists only of Dutch mortgages with a limited counterparty default risk in line with the strategic investment plan, see section 7.8.4.

The fair value of asset-backed securities is based on quotes retrieved from brokers or data vendors. The quotes are validated monthly and challenged if deemed necessary. The fair value of securitisations are determined based on a discounted cash flow model in case market quotes are insufficiently liquid.

The main non-observable market input for the other investment funds classified as level 3 is the net asset value as published by the investee. It is estimated that a 10% increase in valuation of these equities would increase result before tax and equity by € 61 million (2023: € 57 million), being approximately 0.7% (before tax) (2023: 0.6% (before tax)) of total equity.

The method of determining the fair value of the mortgage equity funds is based on the valuation of the underlying mortgage loans. The discounting curve used in this valuation is based on the two lowest tariffs in the market, excluding that of a.s.r.

The table on the next page discloses the sensitivities to non-observable market inputs for the real estate equity funds.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 100

Unobservable and observable inputs used in determination of fair value

31 December 2024

	Fair value	Valuation technique	Gross	Gross theoretical rental value (€)	Gross	Gross yield (%)
Investments at fair value through profit or loss						
Real estate equity funds associates	3,485	DCF		118,027,068		3.4%
Real estate equity funds third parties	1,943					
Total real estate equity funds	**5,428**					

Unobservable and observable inputs used in determination of fair value

31 December 2023

	Fair value	Valuation technique	Gross	Gross theoretical rental value (€)	Gross	Gross yield (%)
Investments at fair value through profit or loss						
Real estate equity funds associates	3,357	DCF		116,418,080		3.5%
Real estate equity funds third parties	1,896					
Total real estate equity funds	**5,253**					

The significant inputs to the level 3 values of real estate equity funds associates are disclosed in accounting policy B.

An increase (decrease) in the gross yield in isolation will result in a lower (higher) fair value of the real estate equity funds associates. An increase (decrease) in the theoretical rental value in isolation will result in a higher (lower) fair value.

The main non-observable market input for the real estate equity funds third parties is the net asset value as published by the investee. An increase or decrease in the net asset value of equities classified as level 3 will have a direct proportional impact on the fair value of the investment.

7.7.1.2 Financial assets and liabilities not measured at fair value

Breakdown of financial assets and liabilities not measured at fair value

	Fair value based on quoted prices in an active market	Fair value based on observable market data	Fair value not based on observable market data		
31 December 2024	Level 1	Level 2	Level 3	Total fair value	Total carrying value
Financial assets					
Mortgage loans	-	-	2,576	2,576	2,624
Private loans	-	-	9	9	9
Other financial assets	2,559	494	-	3,053	3,053
Total financial assets not measured at fair value	**2,559**	**494**	**2,585**	**5,639**	**5,687**
Financial liabilities					
Subordinated liabilities	-	2,205	-	2,205	2,007
Borrowings	-	3,062	74	3,136	3,135
Due to banks	5,429	121	-	5,550	5,550
Other financial liabilities	24	605	-	629	620
Total financial liabilities not measured at fair value	**5,453**	**5,993**	**74**	**11,520**	**11,312**

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 101

Breakdown of financial assets and liabilities not measured at fair value

31 December 2023	Fair value based on quoted prices in an active market Level 1	Fair value based on observable market data Level 2	Fair value not based on observable market data Level 3	Total fair value	Total carrying value
Financial assets					
Mortgage loans	-	-	14,308	14,308	14,590
Private loans	-	-	178	178	185
Other financial assets	2,827	599	-	3,426	3,425
Total financial assets not measured at fair value	**2,827**	**599**	**14,485**	**17,911**	**18,200**
Financial liabilities					
Subordinated liabilities	-	2,118	-	2,118	2,005
Borrowings	-	5,432	88	5,520	5,451
Savings deposits	-	-	12,121	12,121	11,967
Due to banks	5,245	200	-	5,445	5,445
Other financial liabilities	63	713	-	776	770
Total financial liabilities not measured at fair value	**5,308**	**8,463**	**12,209**	**25,980**	**25,637**

The method of determining the fair value of the mortgage loans at amortised cost is the same to that of mortgage loans held at FVTPL. For information regarding the measurement of the fair value of the mortgage loans, see section 7.7.1.1.

Amounts due to banks classified as level 1 primarily comprise the liability recognised for the cash collateral received.

7.7.1.3 Property (including land and buildings for own use and plant)

Breakdown of the fair value of the investment property, land and buildings for own use and plant

31 December 2024	Fair value based on quoted prices in an active market Level 1	Fair value based on observable market data Level 2	Fair value not based on observable market data Level 3	Total fair value
Investment property	-	-	3,364	3,364
Land and buildings for own use	-	-	164	164
Plants	-	-	386	386
Total	**-**	**-**	**3,913**	**3,913**

Breakdown of the fair value of the investment property, land and buildings for own use and plant

31 December 2023	Fair value based on quoted prices in an active market Level 1	Fair value based on observable market data Level 2	Fair value not based on observable market data Level 3	Total fair value
Investment property	-	-	3,051	3,051
Land and buildings for own use	-	-	168	168
Plants	-	-	417	417
Total	**-**	**-**	**3,636**	**3,636**

The property portfolio are classified as a level 3 'not measured on the basis of market observable market data'. Non- observable market inputs are used in the valuation methods, in addition to the observable market inputs. The fair value measurement at reporting date is based on valuations by independent professional appraisers. These valuations have been performed annually, with quarterly updates, for the entire portfolio of investment property, buildings for own use and plant. Independent professional appraisers use reference transactions of comparable properties, in combination with the DCF and income capitalisation method, to determine the fair value of the property or plant. The reference transactions of comparable objects of the property portfolio are generally based on observable data consisting of the land register 'Kadaster' and the rural land price monitor as published by the Dutch Government 'Grondprijsmonitor' in an active property market.

The property has a relatively fixed return. The property portfolio is well diversified and consists of residential, retail, offices and rural property, throughout the Netherlands. The retail portfolio focusses on

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 102

high street locations with relative low vacancy rates. The following table shows a breakdown of the fair value and vacancy rates of the portfolio of investment property.

Breakdown of investment property

	Fair value		Vacancy rate	
	31 December 2024	31 December 2023	2024	2023
Retail	153	155	3.1%	3.9%
Residential	2,512	2,347	1.7%	1.7%
Rural	220	207	-	-
Offices	399	287	15.4%	10.4%
Property under development	67	43	100.0%	100.0%
Parking	13	13	-	-
Total	**3,364**	**3,051**	**5.2%**	**3.9%**

The movements in plant and investment property measured at fair value (recurring basis) that are categorised within level 3 are presented in section 7.5.2 and section 7.5.3.

The significant inputs to the level 3 values of investment property are disclosed in accounting policy B.

An increase (decrease) in the gross yield in isolation will result in a lower (higher) fair value of the investment property and land and buildings for own use. An increase (decrease) in the theoretical rental value in isolation will result in a higher (lower) fair value.

The significant unobservable and observable inputs to the Level 3 values of plant are the energy prices and market interest rates. An increase (decrease) of the discount rate will lead to a lower (higher) fair value measurement

The table below discloses the sensitivities to non-observable market inputs for the property portfolio (excluding property under development, parking and plant).

Unobservable and observable inputs used in determination of fair value

31 December 2024

	Fair value	Valuation technique	Gross	Gross theoretical rental value (€)	Gross	Gross yield (%)
Investment property - Fair value model						
Retail	153	DCF	total	10,744,691	mean	7.0%
			max	1,871,288	max	11.6%
			min	104,781	min	2.4%
Residential	2,512	DCF	total	126,143,320	mean	5.0%
			max	5,438,948	max	11.8%
			min	5,179	min	2.6%
Rural	220	DCF	total	5,646,002	mean	2.6%
			max	2,043,427	max	3.8%
			min	12,900	min	1.5%
Offices	399	DCF	total	19,446,857	mean	4.9%
			max	6,440,939	max	9.5%
			min	60,128	min	3.4%
Property under development	67					
Parking	13					
Land and buildings for own use	**163**	DCF	total	14,465,170	mean	9.1%
			max	8,663,755	max	22.1%
			min	1,542,905	min	6.8%
Plant	**386**					
Total	**3,913**					

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 103 Unobservable and observable inputs used in determination of fair value 31 December 2023 Gross theoretical Gross Fair value Valuation technique Gross rental value (€) Gross yield (%) Investment property—Fair value model Retail 155 DCF total 11,834,440 mean 7.6% max 1,775,241 max 10.4% min 9,149 min 3.6% Residential 2,347 DCF total 107,232,363 mean 4.6% max 5,277,404 max 25.9% min 4,807 min 2.6% Rural 207 DCF total 5,675,431 mean 2.7% max 733,743 max 7.1% min 3,578 min 0.5% Offices 287 DCF total 19,006,243 mean 6.6% max 6,246,961 max 9.6% min 58,024 min 3.9% Property under 42 development Parking 13 Land and buildings for 167 DCF total 14,446,774 mean 8.9% own use max 8,645,359 max 17.4% min 1,542,905 min 6.9% Plant 417 Total 3,636 7.7.2 Cash flows from operating activities Cash flows from operating activities (in € millions) 2024 2023 Cash generated from operating activities Result before tax from continuing and discontinued operations 1,608 1,389 Adjustments on non-cash items included in result: Revaluation through profit or loss 540 59 Retained share of result of associates and joint ventures -16 -8 Depreciation and amortisation 113 78 Impairments 28 36 Addition to provision 37 363 Other -25 -133 Changes in operating assets and liabilities: Net (increase) / decrease in investment property -86 -43 Net (increase) / decrease in investments -1,992 2,649 Net (increase) / decrease in investments related to direct participating contracts 545 132 Net (increase) / decrease in derivatives -930 -1,381 Net (increase) / decrease in savings deposits -102 644 Net (increase) / decrease in amounts due to banks 616 2,281 Net (increase) / decrease in reinsurance contracts -48 31 Net increase / (decrease) in liabilities arising from insurance contracts -1,007 -1,178 Net increase / (decrease) in liabilities arising from direct participating contracts -658 -83 Net (increase) / decrease in other operating assets and liabilities 780 -1,157 Income tax received (paid) -102 -82 Cash flows from operating activities -699 3,597 Further details on cash flows from operating activities: Interest received 5,793 3,710 Interest paid -3,587 -2,188 Dividend received 383 280 Further details on lease payments: Total cash outflow for leases -15 -11 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 104 7.7.3 Offsetting of financial assets and liabilities The following tables include information about rights to offset and the related arrangements. The amounts included consist of all recognised financial instruments that are presented net in the balance sheet under the IFRS-EU offsetting requirements (legal right to offset and intention to settle on a net basis) and amounts presented gross in the balance sheet but subject to enforceable master netting arrangements or similar arrangements. a.s.r. mitigates credit risk in derivative contracts by entering into collateral agreements, where practical, and in ISDA master netting agreements for each of the legal entities of a.s.r. to facilitate a.s.r.’s right to offset credit risk exposure. The credit support agreement will normally dictate the threshold over which collateral needs to be pledged by a.s.r. or its counterparty. Transactions requiring a.s.r. or its counterparty to post collateral are typically the result of over-the-counter derivative trades, comprised mostly of interest rate swaps, currency swaps and credit swaps. These transactions are conducted under terms that are usual and customary to standard borrowing, derivative, securities lending and securities borrowing activities, as well as requirements determined by exchanges where the bank acts as intermediary. Offsetting of financial assets Gross amounts of recognised Related Gross financial Net amounts of amounts not amounts of liabilities set off financial assets set off in the recognised in the statement presented in the statement of financial of financial statement of financial assets position financial position position Net amount Financial assets subject to offsetting, Cash Collateral enforceable master netting received arrangements and similar Financial (excluding agreements instruments surplus) Offsetting of financial liabilities Gross amounts Net amounts of Related Gross of recognised financial amounts not amounts of financial assets liabilities set off in the recognised set off in the presented in the statement of financial statement of statement of financial liabilities financial position financial position position Net amount Financial liabilities subject to offsetting, Cash Collateral enforceable master netting pledged arrangements and similar Financial (excluding agreements instruments surplus) 31 December 2024 Derivatives 8,664—8,664 8,149 515—Total financial liabilities 8,664—8,664 8,149 515—31 December 2023 Derivatives 10,131—10,131 9,210 833 88 Total financial liabilities 10,131—10,131 9,210 833 88 31 December 2024 Derivatives 11,704—11,704 8,149 3,261 294 Total financial assets 11,704—11,704 8,149 3,261 294 31 December 2023 Derivatives 12,821—12,821 9,210 3,579 32 Total financial assets 12,821—12,821 9,210 3,579 32 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 879241-001-Part-2 28Mar25 13:48 Page 274

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 105

7.7.4 Related party transactions

A related party is a person or entity that has significant influence over another entity, or has the ability to affect the financial and operating policies of the other party. Parties related to a.s.r. include associates, joint ventures, key management personnel, close family members of any person referred to above, entities controlled or significantly influenced by any person referred to above and any other affiliated entity.

The Group regularly enters into transactions with related parties during the conduct of its business. These transactions mainly involve loans, deposits and commissions, and are conducted on terms equivalent to those that prevail in at arm's length transactions.

Positions and transactions between a.s.r., associates, joint ventures and other related parties

The table below shows the financial scope of a.s.r.'s related party transactions:
- Associates;
- Joint ventures;
- Aegon Ltd. and its group companies (since Aegon Ltd. has significant influence over a.s.r.).

Financial scope of a.s.r.'s related party transactions current year

	Associates	Joint ventures	Aegon Ltd. Group	Total
2024				
Balance sheet items with related parties as at 31 December				
Loans and receivables	46	1	8	55
Transactions in the income statement for the financial year				
Interest income	1	-	-	1
Fee income	39	-	22	61
Operating and other expenses	2	-	78	80

Financial scope of a.s.r.'s related party transactions prior year

	Associates	Joint ventures	Aegon Ltd. Group	Total
2023				
Balance sheet items with related parties as at 31 December				
Loans and receivables	44	1	4	49
Other liabilities	140	-	-	140
Transactions in the income statement for the financial year				
Fee income	75	-	12	87
Operating and other expenses	1	-	35	36

No provisions for impairments have been recognised on the loans and receivables for the years 2024 and 2023.

Aegon Ltd. group

Aegon Ltd. has an exclusive right until 4 July 2028 to nominate up to two members of the Supervisory Board (if Aegon Ltd. holds more than 20% of the shares it may nominate two members, if it holds 20% or less but more than 10% of the shares it may nominate one member). In addition, Aegon Ltd. has the right to designate its nominees for the Audit and Risk Committee and the ESG Committee if certain conditions are met. Furthermore, in case the incumbent CEO of a.s.r. does not serve the full term due to earlier resignation or dismissal, the appointment of the successor requires the unanimous vote of all Supervisory Directors in office.

Transitional service agreements (TSAs) safeguard the availability of services between a.s.r. and Aegon Ltd. group (including its subsidiaries), during the integration of the Aegon entities obtained with the business combination of 2023, such as IT infrastructure and asset management services. Prices are determined on an at arm's length basis. To ensure full disentanglement from the Aegon Ltd. group over the integration period, strict timelines and a strong governance have been put in place. The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received.

The DB obligation of former Aegon NL classifies as multiple-employer contract. For more information, see section 7.5.15.1.

In 2024, a.s.r. paid € 188 million dividend to Aegon Ltd. (2023: € 68 million).

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 106 Key management personnel The remuneration of the key management personnel is disclosed in section 7.7.5. At 4 July 2023 the Management Board (MB) was introduced and replaced the Business Executive Committee (BEC). The three members of the Executive Board (EB) are also members of the MB. The members of the MB have mortgage loans with a.s.r. amounting to € 2,282 thousand (2023: € 2,413 thousand). The mortgages have been issued subject to normal employee conditions. The employee conditions include limits and thresholds to the amounts that qualify for a personnel interest-rate discount. For mortgage loans higher than € 340 thousand arm’s length condition apply. The average interest on the mortgage loans for MB-members is 2.44% (2023: 2.45%). In 2024, the mortgage loans of MB-members were settled for an amount of € 131 thousand (2023: € 89 thousand). The Supervisory Board (SB) has no mortgage loans. 7.7.5 Key management personnel remuneration Transactions with key management personnel (MB members and SB) are transactions with related parties. Annual remuneration key management personnel Executive MB Total Executive MB BEC Total Amounts in € thousands board members SB1 2024 board members2 members3 SB4 2023 Fixed compensation Base salary in cash 2,987 1,392 413 4,792 2,635 717 1,510 283 5,145 Base salary in shares 713 145—858 323 66 — 389 Fees — 115 115 ——100 100 Fringe benefits5 82 77—159 63 36 109 208 Other Extraordinary items6—51—51 — — -Pension expense7 785 342—1,127 525 120 330—976 Total remuneration 4,567 2,007 527 7,101 3,547 940 1,949 382 6,818 In the table above, ‘Executive Board’ refers to the three members of the EB as at 31 December 2024. In 2023, a.s.r. revised the remuneration policy for EB and MB members. The revised remuneration policy is an add-on to the existing policy to acquire a.s.r. shares under the ESPP, resulting from the transaction with Aegon NL. The number of shares that are allocated (granted) to MB members is 2,004 shares (2023: 1,035 shares). The shares are purchased by the MB at a discount of 18.5%. The average grant price of the share is € 36.57 (2023: € 32.12), which is equal to the opening stock price on the Euronext Amsterdam stock exchange on the 1st trading day after the salary-payment date in each month in the period January to December 2024 (2023: July to December), taken into consideration the aforementioned discount. The personnel conditions, e.g. discount on non-life insurance products, that apply to all personnel also apply to key management personnel. No discount is provided on life insurance products. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 1 H. Hintzen left the SB as of 29 May 2024. B. Elfring was appointed as member of the SB of a.s.r. and as a committee member of the SB of a.s.r. on 29 May 2024. The remuneration figures reflect a partial year as member of the SB. 2 J.F. Sappelli was appointed as CHRO and member of the MB of a.s.r. on 4 July 2023. R.E. Dekker was appointed CRO and member of the MB of a.s.r. on 4 July 2023. W. van den Berg was appointed COO Life and member of the MB of a.s.r. on 4 July 2023. The remuneration figures for 2023 reflect a partial year. 3 One director left the BEC in 2023. The remuneration figures reflect a partial year as a member of the BEC. 4 D. Jansen Heijtmajer was appointed as a Member of the SB of a.s.r. and as Member of the N&ESG Committee of the SB of a.s.r. on 4 July 2023. E. Friese was appointed as a Member of the SB of a.s.r. and as Member of the A&RC Committee of the SB of a.s.r. on 4 July 2023. The remuneration figures reflect a partial year as member of the SB. 5 Variations arise as a result of the fiscal treatment of lease vehicles depending on the price and private use of the car, personal allowance and social security. 6 In 2024, based on existing rights before the Aegon NL transaction, a number of Aegon Ltd. shares were settled in cash to MB members (former Aegon Ltd. employees). 7 The annual pension expenditure is based on a premium table. Further changes in the cost of pension benefits are mainly due to the impact of age. The pension costs include DC pensions based on maximum pensionable salary cap, compensation for the maximum 879241 pensionable -001 salary—Part cap (to be -2 used for pensions at 28Mar25 the employees’ discretion), 13:48 and VPL. The amount presented Page is excluding 276 amounts related to the indexation of the defined benefit plan, as they are not expenses in the current year.

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 107 7.7.6 Employee Share Purchase Plan In 2019 a.s.r. issued an employee share purchase plan (ESPP or ‘the plan’). a.s.r. employees are thereby given the opportunity to acquire a.s.r. shares at a discount. a.s.r. can suspend or withdraw the plan at any time. There is no option under the plan for either a.s.r. or the employee to settle in cash or other assets. Therefore the plan is an equity-settled share-based payments plan. In 2023, a.s.r. has introduced the revised remuneration policy for EB and MB members, see section 7.7.5. Under the terms of the plan the granting and vesting is predefined. The grant date of the plan is the moment the employee registers to participate in the plan. The shares vest immediately on the transaction date when cash is received from the employee, unconditionally, subject only to a post-vesting transfer restriction of five years. Otherwise, there are no specific restrictions to the share (i.e. voting power, dividend restrictions). The employees purchase the shares at a discount of 18.5%. The fair value of the a.s.r. share with a lock-up of five years at the grant date equals the purchased price by the employee. The ESPP has an impact on equity through the adjustment in the treasury shares and retained earnings. See section 7.5.11.5 Treasury shares for more information. The number of shares purchased by employees during the reporting period was 268 thousand for an amount of € 9 million (2023: 159 thousand for an amount of € 5 million). 7.7.7 Contingent liabilities and assets 7.7.7.1 General claims and disputes The Group is a respondent in a number of claims, disputes and legal proceedings arising from the normal conduct of business. Provisions are formed for such occurrences if, in management’s opinion and after consultation with its legal advisors, a.s.r. is likely to have to make payments and the payable amount can be estimated with sufficient reliability. The costs of the compensation scheme for unit-linked insurance contracts have been fully recognised in the financial statements based on management’s best knowledge of current facts, actions, claims, complaints and events. Provisions are recognised in the liabilities arising from insurance contracts (see section 7.5.13) and legal provisions (see section 7.5.16). Dutch insurers see an increase in insurance policies complaints / claims based on grounds other than the cost compensation. Current and possible future legal proceedings could have a substantial financial and reputational impact. However it is not possible at this time to make reliable estimates of the number of expected proceedings, possible future precedents and the financial impact of current and possible future proceedings. Currently there are no indications that such a provision would be necessary for a.s.r. As for other 879241 claims and -legal 001 proceedings, -Part-2 against a.s.r. known 28Mar25 to management 13:48 (and for which, in accordance with the defined principles, no provision has been formed), management believes, after having sought expert advice, that these claims have no chance of success, or that a.s.r. can successfully mount a defence against them, or that the outcome of the proceedings is unlikely to result in a significant loss for a.s.r. For further information related to the Unit-Linked Products (beleggingsverzekeringen), see section 7.7.7.2. 7.7.7.2 Pending litigation portfolio and product-related issues Unit-linked products (beleggingsverzekeringen) Since the end 2006 the unit-linked policies (beleggingsverzekeringen) received negative attention in the media and from political and regulatory sources. The criticism and scrutiny on unit-linked life insurance products led to significant compensation arrangements and product improvement programmes by Dutch insurance companies, including a.s.r. However, individual customers as well as policyholder advocate groups and their representatives continue to focus on the fees and charges included in products, alleged transparency aspects, as well as that consumers feel they did not receive sufficient compensation based on the compensation arrangements. Proceedings in which a.s.r. is involved a.s.r. is currently subject to a number of collective actions: • Vereniging Woekerpolis.nl • Consumentenbond / ConsumentenClaim • Stichting Wakkerpolis The claims have been rejected by a.s.r. and a.s.r. defends itself in these legal proceedings. In November 2023, in order to resolve these long-lasting and historical disputes a.s.r. initiated a settlement agreement with five consumer protection organisations. The settlement is not an acknowledgement of too high costs, risk premiums and/or charges. a.s.r. also set up a leniency scheme for customers who are not affiliate with a consumer protection organisation for distressing cases that are assessed on their merits. On 19 February 2025 it was announced that the agreement that was reached in November 2023 with the five customer protection groups is final. More than 90% of the affiliated customers have accepted a personal offer. All existing collective proceedings against a.s.r. will be withdrawn once the settlement has been fully executed. No new (collective) proceeding will be initiated by the organisations nor their individual representatives against a.s.r. See section 7.5.16 for details. Optas In 2019 Optas had been merged into Aegon life, based on prior approval and instruction by the DNB. A limited number of policyholders opposed the merger and appealed the permission of DNB at the administrative Court. On 13 February 2023 the administrative Court granted the objections and annulled the permission granted by the DNB. The Court found that DNB should have required that all policyholders should have been individually informed in writing regarding the merger and given the possibility to oppose the merger. The Court also found that DNB should have shared all (including those marked classified and sensitive) documents relating to the permission to the objectors. Based on the law (Wft) the legality of the merger is not affected by an administrative annulment. This has been confirmed by ruling of the civil Court 277 in a case against Aegon life, that is now subject of a pending appeal in cassation. Though Aegon life does not expect the pending litigation at the civil Court to have a material impact, if any, there can be Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 108

no assurances that these matters, will not ultimately result in a material adverse effect on a.s.r.'s business, results of operations and financial position.

7.7.7.3 Obligations and guarantees

a.s.r. has entered into private loans agreements € 502 million (2023: € 492 million) and private equity agreements € 100 million (2023: € 100 million). Other commitments mainly consist of future purchases of interests in investment funds and amounts to € 463 million (2023: € 337 million).

a.s.r. has irrevocable facilities of € 1,223 million (2023: € 1,752 million) which mainly relate to mortgage loan offers issued. Mortgage loan commitments represent undrawn mortgage loan facilities provided and outstanding proposals on mortgages. The sale of mortgage loans relates to pre-announced redemptions on mortgage loans and amounts to € 74 million (2023: € 18 million).

Investment obligations for an amount of € 345 million (2023: € 467 million) have been assumed / issued for investment property.

The sale of real estate which relates to properties that are under contract to be sold as per 31 December 2024 amounts to € 17 million (2023: € 87 million). Real estate commitments represent the committed pipeline of investments in real estate projects.

Investment obligations and guarantees for a total amount of € 3 million (2023: € 15 million) have been issued for real estate development projects and the acquisition of property. Those guarantees were issued by principals for the execution of projects for the benefit of clients.

The share of contingent liabilities incurred in relation to interests in joint ventures amounts to € 14 million (2023: € 14 million). These contingent liabilities, not shown in the statement of financial position, relate to investment obligations entered into by a.s.r. (for its share of approximately 50%) for real estate development projects of Amvest.

In October 2017, Aegon NL sold its shares in Unirobe Meeùs Groep (UMG) for € 295 million to Aon Groep Nederland. a.s.r. (after the business combination with Aegon NL) indemnifies and holds Aon Groep Nederland group (including UMG) harmless (until 2027) for and against any damage incurred resulting from Unit Linked Insurances claims prior to 1 January 2017 with respect to UMG's portfolio of Unit Linked Policies. The aggregate liability for a.s.r. is maximised at an amount equal to the purchase price.

The Dutch guarantee fund for motorised traffic has a latent claim on all insurers offering legal liability products. In line with the advice of the guarantee fund a.s.r.'s contingent liability is € 13 million (2023: € 13 million).

7.7.7.4 Expected future lease payments

The following table sets out the expected future lease payments for investment property and plants, showing the undiscounted lease payments to be received after the reporting date.

	31 December 2024	31 December 2023
To be received within 1 year	39	37
To be received between 1 and 2 years	30	30
To be received between 2 and 3 years	24	25
To be received between 3 and 4 years	18	20
To be received between 4 and 5 years	16	15
To be received after 5 years	98	97
Total undiscounted lease payments	**226**	**224**

The investments properties, in retail, residential, offices and rural markets are leased to third parties, consisting of various lease terms in a range between shorter than one year and undetermined period with competitive rents mostly indexed to consumer prices. The plants are leased to third parties with lease terms longer than ten years.

7.7.8 Events after the balance sheet date

On 30 January 2025, a.s.r. closed a transaction under the Dutch Delphinus programme to sell Class A mortgage backed securities (RMBS). 'Delphinus 2025-I' consisted of a principal amount of € 500 million of class A notes.

In February 2025, the settlement agreement between a.s.r. and the five consumer protection organisations (see section 7.5.16 and section 7.7.7.2) became effective, given that more than 90% of the affiliated customers of these organisations have accepted the terms and conditions. All collective proceedings of these five consumer protection organisations against Aegon NL and a.s.r. have been terminated. a.s.r. will proceed with the implementation of an individual arrangement for special cases (for unaffiliated customers that have not previously received compensation).

On 19 February 2025, a.s.r. has announced a share buyback of € 125 million starting on 20 February 2025, which is expected to be completed before 20 May 2025.

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 109 7.7.9 List of principal group companies List of principal group companies Company Equity interest Rate of control Seat Segment ASR Aanvullende Ziektekostenverzekeringen N.V.1 100.00 100.00 Utrecht Non-life ASR Basis Ziektekostenverzekeringen N.V.1 100.00 100.00 Utrecht Non-life ASR Schadeverzekering N.V.1 100.00 100.00 Utrecht Non-life ASR Wlz-uitvoerder B.V. 100.00 100.00 Utrecht Non-life ASR Ziektekostenverzekeringen N.V.2 100.00 100.00 Utrecht Non-life ASR Levensverzekering N.V.1 100.00 100.00 Utrecht Life ASR Utrecht Real Estate Investments Netherlands B.V. 100.00 100.00 Amsterdam Life ASR Premiepensioeninstelling N.V.3 100.00 100.00 Amsterdam Life Aegon Cappital B.V.3 100.00 100.00 Den Haag Life Aegon Levensverzekering N.V.1 100.00 100.00 Den Haag Life Aegon Spaarkas N.V.3 100.00 100.00 Den Haag Life Aegon DL B.V.2 100.00 100.00 Den Haag Life Amvest Home Free B.V.2 100.00 100.00 Zeist Life Vastgoedmaatschappij Inpa B.V.2 100.00 100.00 Den Haag Life Orcinus 2023 B.V. 0.00 100.00 Utrecht Life Delphinus 2023-I B.V. 0.00 100.00 Utrecht Life SAECURE 17 B.V. 0.00 100.00 Amsterdam Life SAECURE 18 NHG B.V. 0.00 100.00 Amsterdam Asset Management SAECURE 20 B.V. 0.00 100.00 Amsterdam Asset Management SAECURE 21 B.V. 0.00 100.00 Amsterdam Asset Management SAECURE 22 B.V. 0.00 100.00 Amsterdam Asset Management Aegon Hypotheken Financiering B.V. 0.00 100.00 Amsterdam Asset Management Aegon Hypotheken Prefunding B.V. 0.00 100.00 Amsterdam Asset Management ASR Hypotheken B.V.2 100.00 100.00 Utrecht Asset Management ASR Real Estate B.V.2,3 100.00 100.00 Utrecht Asset Management ASR Vermogensbeheer N.V.2,3 100.00 100.00 Utrecht Asset Management Aegon Hypotheken B.V.1 100.00 100.00 Den Haag Asset Management dRA Exploitatie B.V.3 100.00 100.00 Lochem Distribution & Services BSB Assurantiën B.V.3 85.00 85.00 Geleen Distribution & Services Anac Backoffice B.V.3 100.00 100.00 Eindhoven Distribution & Services ASR Vitaliteit & Preventieve Diensten B.V. 100.00 100.00 Utrecht Distribution & Services Assurantiekantoor Lodewijk B.V.3 100.00 100.00 Wezep Distribution & Services Bedrijfsartsengroep Holding B.V. 100.00 100.00 Heerenveen Distribution & Services Boval Assurantiën B.V.3 100.00 100.00 Velserbroek Distribution & Services Corins B.V. 100.00 100.00 Amsterdam Distribution & Services 1 Registered insurance companies 2 These are companies for which a statement of joint and several liability under section 403, Book 2 of the Dutch Civil Code has been issued. 3 Other Wft 879241 registered companies -001-Part-2 28Mar25 13:48 Page 279 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 110 Company Equity interest Rate of control Seat Segment Dutch ID B.V. 100.00 100.00 Velserbroek Distribution & Services Felison Assuradeuren B.V.1 100.00 100.00 Velserbroek Distribution & Services Van Helvoort Assuradeuren B.V.1 100.00 100.00 Gemert Distribution & Services Van Helvoort Registermakelaars in Assurantiën B.V.1 100.00 100.00 Gemert Distribution & Services PoliService B.V.1 100.00 100.00 Hardinxveld-Giessendam Distribution & Services Supergarant Verzekeringen B.V.1 100.00 100.00 Leidschendam Distribution & Services Van Kampen Geld B.V.1 100.00 100.00 Hoorn Distribution & Services Van Kampen Groep Holding B.V.1 100.00 100.00 Hoorn Distribution & Services ZZP Nederland Verzekeringen B.V.1 100.00 100.00 Groningen Distribution & Services D&S Holding B.V.2 100.00 100.00 Velserbroek Distribution & Services D&S Participaties B.V.2 100.00 100.00 Velserbroek Distribution & Services Advies van a.s.r. B.V.1 100.00 100.00 Den Haag Distribution & Services Aegon Bemiddeling B.V.1 100.00 100.00 Den Haag Distribution & Services Robidus Groep B.V. 95.00 95.00 Den Haag Distribution & Services Obra Services B.V.2 95.00 95.00 Zaandam Distribution & Services Robidus Risk Consulting B.V.2 95.00 95.00 Zaanstad Distribution & Services Robidus Services B.V.2 95.00 95.00 Zaanstad Distribution & Services Robidus Solutions B.V.2 95.00 95.00 Zaanstad Distribution & Services Nedasco B.V.1 100.00 100.00 Amersfoort Distribution & Services GHW Assurantiegroep B.V.1 100.00 100.00 Nijmegen Distribution & Services Bastiaens & Cox B.V.1 100.00 100.00 Venlo Distribution & Services De Regt Adviesgroep B.V.1 100.00 100.00 Den Haag Distribution & Services TKP Pensioen B.V. 100.00 100.00 Groningen Distribution & Services Administratie- en Adviesbureau voor Belegging en Krediet (A.B.K.) B.V.2 100.00 100.00 Amersfoort Holding & Other ASAM N.V.2 100.00 100.00 Utrecht Holding & Other ASR Betalingscentrum B.V.2 100.00 100.00 Utrecht Holding & Other ASR Deelnemingen N.V.2 100.00 100.00 Utrecht Holding & Other ASR Nederland N.V. 100.00 100.00 Utrecht Holding & Other ASR Service Maatschappij N.V.2 100.00 100.00 Rotterdam Holding & Other ASR Vastgoed Projecten B.V. 100.00 100.00 Utrecht Holding & Other ASR Vooruit B.V.1 100.00 100.00 Utrecht Holding & Other Aegon Administratie B.V.2 100.00 100.00 Den Haag Holding & Other Aegon Global Investment Fund B.V.2 100.00 100.00 Den Haag Holding & Other Aegon Innovation Investments B.V.2 100.00 100.00 Den Haag Holding & Other Aegon Loans B.V. 100.00 100.00 Den Haag Holding & Other Aegon Administratieve Dienstverlening B.V. 100.00 100.00 Den Haag Holding & Other Servicemaatschappij “De Hoofdpoort” N.V.2 100.00 100.00 Utrecht Holding & Other The principal group companies are located in the Netherlands. For notes to equity interests in associates 414, Book 2 of the Dutch Civil Code has been filed with the Trade Register of the Chamber of Commerce in and joint ventures, see section 7.5.4. The list of equity interests which are required under Sections 379 and Utrecht. 1 Other Wft registered companies 2 These are 879241 companies for -001 which a—statement Part-2 of joint and several liability 28Mar25 under section 13:48 403, Book 2 of the Dutch Civil Code Page has been 280 issued . Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.7 Other notes • Annual Report 2024 ASR Nederland N.V. 111 The statements of joint and several liability under section 403, Book 2 of the Dutch Civil Code for Obra Services B.V., Robidus Risk Consulting B.V., Robidus Services B.V. and Robidus Solutions B.V. have all been issued by Robidus Groep B.V. All other statement of joint and several liability in the list of principal group companies have been issued by a.s.r. Nederland N.V. Certain structured entities, in which a.s.r. does not hold any shares, are consolidated. For more information on these structured entities, see section 7.5.17. 7.7.10 Profit appropriation The EB will propose to the AGM to distribute a final dividend of € 409 million in dividend on ordinary shares over 2024. Including the interim dividend of € 245 million the total dividends to shareholder amount to € 654 million. The remaining result will be transferred to retained earnings in accordance with Article 37 of the Articles of Association of a.s.r. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

Annual Report 2024 ASR Nederland N.V. 112 7.8 Risk management Risk management (RM) is an integral part of a.s.r.’s day-to-day business operations. a.s.r. applies an integrated approach to managing risks, ensuring that strategic targets are met. Value is created by striking the right balance between risk, return and capital whilst ensuring that obligations to stakeholders are met 7.8.1 Risk management system It is of great importance to a.s.r. that risks within all business segments are timely and adequately contr In order to do so, a.s.r. implemented a RM framework based on internationally recognised and accepted standards (such as COSO ERM and ISO 31000 RM principles and guidelines). Using this framework, material risks that a.s.r. is, or can be, exposed to, are identified, measured, managed, monitored, reported and evaluated. The RM framework is both applicable to a.s.r. group and the underlying (legal) business entities 7.8.1.1 Risk Management Framework The figure shows the RM framework as applied by a.s.r. • Strategic, tactical and operational objectives that are pursued; • The risk appetite in pursuit of those strategic, tactical and operational objectives. a.s.r.’s risk strategy aims to ensure that decisions are made within the boundaries of the risk appetite, as stipulated annually by the EB and the MB (see chapter Risk strategy and risk appetite). 879241-001-Part-2 28Mar25 13:48 Page 282 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 5 1 Evaluating Identifying Risk Risk strategy culture (incl. risk appetite) Risk policies Risk 4 and governance Monitoring procedures 2 and reporting Measuring Systems and data 3 Managing

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 113 Risk governance Risk governance can be seen as the way in which risks are managed, through a sound risk governance structure and clear tasks and responsibilities, including risk ownership. a.s.r. employs a risk governance framework that entails the tasks and responsibilities of the Risk Management organisation and the structure of the Risk committees (see chapter Risk governance). Systems and data Systems and data support the RM process and provide management information to the risk committees and other relevant bodies. a.s.r. finds it very important to have qualitatively adequate data, models and systems in place, in order to be able to report and steer correct figures and to apply risk-mitigating measures timely. To ensure this, a.s.r. has designed a policy for data quality and model validation in line with Solvency II. Tools, models and systems are implemented to support the RM process by giving guidance to and insights into the key risk indicators, risk tolerance levels, boundaries and actions, and remediation plans to mitigate risks (see chapter Systems and data). Risk policies and procedures: Risk policies and procedures are part of the a.s.r. policy house. Policy documents are submitted for approval to the relevant (risk) committee in accordance with the applicable governance. Policies are evaluated annually, tested against internal and external market developments, and changes in laws and regulations, and updated as necessary in accordance with the governance defined in the policy. Each risk policy must include at least: • The scope within a.s.r. to which the policy applies. • A demonstrable and consistent link with relevant laws and regulations and/or strategy. • Key requirements to achieve the policy’s objectives. • The risk categories to which the policy line applies • Description of the method for controlling the risk. • Specific risk tolerances and limits within the relevant risk categories in accordance with the risk appetite statements. • The frequency and content of regular stress tests and the circumstances that would justify ad-hoc stress tests. • The processes and reporting procedures applied. • Exceptions and Escalations. The classification of risks within a.s.r. is performed in line with, but is not limited to, the Solvency II risks. Each risk category consists of one or more policies or procedures that explicates how risks are identified, measured and controlled within a.s.r. (see chapter Risk policies and procedures). Risk culture An effective risk culture is one that enables and rewards individuals and groups for taking risks in an informed manner. It is a term describing the values, beliefs, knowledge, attitudes and understanding about risk. All the elements of the RM framework combined make an effective risk culture. 879241-001-Part-2 28Mar25 13:48 Page Within a.s.r. risk culture is an important element that emphasises the human side of Risk Management. The MB has a distinguished role in expressing the appropriate norms and values (tone at the top). a.s.r. employs several measures to increase the risk awareness and, in doing so, the risk culture (see chapter Risk culture). Risk management process The RM process contains all activities within the RM processes to structurally 1) identify risks; 2) measure risks; 3) manage risks; 4) monitor and report on risks; and 5) evaluate the risk profile and RM framework. At a.s.r., the RM process is used to implement the risk strategy in the steps mentioned. These five steps are applicable to the risks within the company to be managed effectively (see chapter Risk Management process). Based on the integration of Aegon NL, the beneficial elements from Aegon’s Risk Management (RM) framework are incorporated into the a.s.r. RM framework. The main developments in 2024 include the integration and refinement of risk appetite, risk management policies and procedures, control frameworks and reports, as well as the redesign and standardisation of the Governance, Risk, and Compliance (GRC) tooling Cerrix. 7.8.1.1.1 Risk management strategy and risk appetite a.s.r.’s risk strategy aims to ensure that decisions are made within the boundaries of the risk appetite, as stipulated annually by the EB and the MB. Risk appetite is defined as the level and type of risk a.s.r. is willing to bear in order to meet its strategic, tactical and operational objectives. The risk appetite is formulated to give direction to the management of the (strategic) risks. The risk appetite contains a number of qualitative and quantitative risk appetite statements and is defined for both financial (FR) and non-financial risks (NFR). The statements highlight the risk preferences and limits of the organisation and are viewed as key elements for the realisation of the strategy. The statements and limits are defined at both group level and at legal entity level and are determined by the a.s.r. risk committee and approved by the SB. The statements are evaluated yearly to maintain alignment with the strategy. Since 2024, we have adopted a new, more detailed taxonomy for non-financial risks consisting of two levels. This means that in each risk report, risk colours are assigned to both level 1 risks and level 2 risks. The risk taxonomy at level 1 has remained largely the same, however the number of risk categories at this level (generic level) has changed from 8 to 6. The risk categories “Sustainability” and “Outsourcing” have been moved to level 2. The level 2 risk categories have been introduced. This second level provides more depth and substantiation of the ‘main categories’ (19 risks in total). The NFR statements have not changed compared to 2023. The year 2024 focused on data collection and reporting of non-financial risks according to the new taxonomy. FR statements have not been changed at a.s.r. group level. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 114

Risk appetite statement ASR Nederland N.V. 2024		
1a	ASR Nederland N.V. places long-term value creation at the forefront of its (strategic) operations and ensures that all stakeholders' interests (customer, society, employee, investors) are met in a balanced and sustainable way.	NFR
1b	ASR Nederland N.V. acts in accordance with the a.s.r. sustainability objectives and sufficiently manages its sustainability risks.	NFR
1c	ASR Nederland N.V. provides customers with a digital environment that handles matters easily and quickly, whereby the customer data quality is in order.	NFR
2a	ASR Nederland N.V. has effective and controlled (business) processes.	NFR
2b	ASR Nederland N.V. manages its internal and external outsourcing in a controlled and effective manner.	NFR
3	ASR Nederland N.V. processes information safely (in accordance with availability, confidentiality and integrity requirements) and is cyber threat resilient.	NFR
4	ASR Nederland N.V. has controlled projects (in terms of timeliness, budget and/ or quality).	NFR
5a	ASR Nederland N.V. has reliable financial reports, whereby IFRS and Solvency II data quality is in order.	NFR
5b	ASR Nederland N.V. maintains a moderate risk appetite for losses resulting from modelling incidents, including events such as flawed and/or inadequately documented methods, model design and development, assumptions and expert judgment; poor data quality; coding errors; inappropriate use of models; or misinterpretation of model results.	NFR
6a	ASR Nederland N.V. meets the legitimate expectations and interests of its stakeholders and puts customer interests first in its proposition. a.s.r. therefore offers products and services that are cost-efficient, useful, safe and understandable for customers, distribution partners, society and a.s.r. By acting with integrity, a.s.r.'s reputation is protected and strengthened.	NFR
6b	ASR Nederland N.V. only wants to do business with relationships who are honest and reliable. a.s.r. therefore does not enter into or continue a business relationship with parties involved in crimes, socially undesirable acts and/or unethical behavior, including money laundering and terrorist financing. a.s.r. takes appropriate measures to guarantee its sound and controlled business operations and thus protect and strengthen its reputation.	NFR
6c	ASR Nederland N.V. handles personal data with care, including those of its customers. a.s.r. processes personal data lawfully, fairly and transparently, taking into account the principles of purpose limitation, data minimization, accuracy and storage limitation and taking measures to ensure the integrity and confidentiality of personal data. By taking appropriate measures, a.s.r. maintains a sound and ethical operational management and thus protects and strengthens its reputation.	NFR
7	ASR Nederland N.V. has a minimum SCR ratio of 120%.	FR
8	ASR Nederland N.V. remains within the bandwidth of periodically reassessed market risk budgets.	FR
9	ASR Nederland N.V. has at least a single A rating and therefore holds an AA rating in accordance with the S&P Capital Model.	FR
10	ASR Nederland N.V. assesses the amount of dividend payments against the current and expected future solvency ratio and economic outlook. Dividend payments are in line with the conditions laid down in the capital and dividend policy of ASR Nederland N.V.	FR
11	ASR Nederland N.V. has a maximum financial leverage ratio of 40%. Financial leverage ratio = Debt / (Debt + Equity).	FR
12	ASR Nederland N.V. has a maximum double leverage ratio of 135%.Double leverage ratio = Total value of associates / (equity attributable to shareholders + hybrids and subordinated liabilities).	FR
13	ASR Nederland N.V. has a minimum interest coverage ratio of 4. Interest coverage ratio = EBIT operational / interest expense.	FR
14	a. ASR Nederland N.V. is capable of releasing liquidities worth up to € 2 billion over a 1-month period following stress. b. ASR Nederland N.V. remains capable of meeting its collateral requirements in the event of an (instant) increase of 3% interest rate.	FR
15	ASR Nederland N.V. generates a robust and high-quality operational ROE, i.e. pursues an overall ROE > 12% and seeks an ROE > 10% for individual investment decisions, where in exceptional cases an ROE > 8% is accepted.	FR
16	ASR Nederland N.V. (excl. ASR Ziektekosten) has a maximum combined ratio of 99%. The management target is 96%.	FR
17	ASR Nederland N.V. has a total SCR market risk which will be a maximum of 50% of the total risk.	FR

7.8.1.1.2 Risk governance

a.s.r.'s risk governance can be described by:

- risk ownership;
- the implemented three lines model and associated (clear delimitation of) tasks and responsibilities of key function holders; and
- the risk committee structure to ensure adequate decision making.

Risk ownership

The EB has the final responsibility for risk exposures and management within the organisation. Part of the responsibilities have been delegated to persons that manage the divisions where the actual risk-taking takes place. Risk owners are accountable for one or more risk exposures that are inextricably linked to the department or product line they are responsible for. Through the risk committee structure, risk owners provide accountability for the risk exposures.

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 115 Three lines model The risk governance structure is based on the ‘three lines’ model. The three lines model consists of three lines with different responsibilities with respect to the ownership of controlling risks. The table below provides insight in the organisation of the three lines model within a.s.r. Positioning of key functions Within the risk governance, the key functions (compliance, risk, actuarial and audit) are organised in accordance with Solvency II regulation. They play an important role as countervailing power of management in the decision-making process. The four key functions are independently positioned within a.s.r. In all the risk committees one or more key functions participate. The second line report to the CRO, which is a member of the management board. All key functions have direct communication lines with the EB and can escalate 879241 to the- chairman 001-Part of the—Audit 2 & Risk Committee 28Mar25 of the SB. Furthermore, 13:48 the key functions have regular meetings with the supervisors of the Dutch Central Bank (DNB) and / or The Dutch Authority for the Financial Markets (AFM). Group Risk Management GRM is responsible for the execution of the RM function (RMF) and the Actuarial Function (AF). The department is led by the RMF holder. At year-end GRM consists of the following four sub-departments: • Operational Risk Management; • Financial Risk Management; • Model Validation; • Methodology. Operational Risk Management Operational Risk Management (ORM) is responsible for second-line strategic and operational (including IT) RM and the enhancement of the risk awareness for a.s.r. and its subsidiaries. The responsibilities of ORM include the development of risk policies and procedures, the annual review and update of the risk strategy (risk appetite), the coordination of the SRA process leading to the risk priorities and emerging risks and Own Risk and Solvency Assessment (hereafter: ORSA) scenarios and the monitoring of the non-financial risk profile. For the management of operational risks, a.s.r. has a solid Risk-Control framework in place that contributes to its long-term solidity. The quality of the framework is continuously enhanced by the analysis of operational incidents, periodic risk assessments and monitoring by the RMF. ORM actively promotes risk awareness at all levels to contribute to the vision of staying a socially relevant insurer. Financial Risk Management Financial Risk Management (FRM) is responsible for the second line financial RM and supports both the AF and RMF. An important task of FRM is to be the countervailing power to the EB and management in managing financial risks for a.s.r. and its subsidiaries. FRM assesses the accuracy and reliability of the market risk, counterparty risk, insurance risk and liquidity risk, risk margin and best estimate liability. As part of the AF, FRM reviews the technical provisions, monitors methodologies, assumptions and models used in these calculations, and assesses the adequacy and quality of data used in the calculations. Furthermore, the AF expresses an opinion on the underwriting policy and determines if risks related to the profitability of new products are sufficiently addressed in the product development process. The AF also expresses an opinion on the adequacy of reinsurance arrangements. Other responsibilities of financial RM are e.g. support monitoring Solvency II compliancy (e.g. changes in Solvency II regulation), updating policies on valuation and risk, activities related to the DNB, assessment of the ORSA (financial parts), assessment of strategic initiatives. Model Validation Model Validation (MV) is responsible for performing validation activities or having them carried out in accordance with the drawn up annual model validation plan. MV is responsible for supervising compliance with the model validation policy, discussing and challenging the (draft) validation reports and advising the Model Committee. The MV is a separate sub-department within GRM. The MV is part of the RMF and operates independent of the AF. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 116 Methodology Methodology is responsible for establishing methodologies for Partial Internal Model (hereafter: PIM). The Methodology department is responsible for setting up the internal model, including documentation and maintenance of the documentation. It also handles continuous education by: (1) updating training materials; (2) providing training sessions; (3) assessing the suitability of training levels. Additionally, it analyses the functioning of the internal model, periodically calibrates the internal model parameters, monitors the suitability of the internal model, and conducts annual comparisons of PIM and SF results. Compliance The responsibilities of Compliance include the development of compliance policies and procedures, the annual review and update of the compliance risk strategy (risk appetite) and the monitoring of the non-financial risk profile concerning compliance risks. An important task of Compliance is to be the countervailing power to the EB and other management in managing compliance risks for a.s.r. and its subsidiaries. The mission of the compliance function is to enhance and ensure a controlled and sound business operation. As second line, Compliance encourages the organisation to comply with relevant rules and regulations, ethical standards and the internal standards derived from them (‘rules’) by providing advice and formulating policies. Compliance supports the first line in the identification of compliance risks and assesses the effectiveness of RM on which Compliance reports to the relevant risk committees. In doing so, Compliance uses a compliance risk and monitoring framework. In line with RM, Compliance also creates further awareness to comply with the rules and desired ethical behaviour. Compliance coordinates interaction with regulators in order to maintain effective and transparent relationships with those authorities. Audit The Audit department, the third line, provides an independent opinion on governance, risk and management processes, with the goal of supporting the EB and other management of a.s.r. in achieving the corporate objectives. To that end, Audit evaluates the effectiveness of governance, risk and management processes, and provides pragmatic advice that can be implemented to further optimise these processes. In addition, senior management can engage Audit for specific advisory projects. Risk committee structure a.s.r. has established a structure of risk committees with the objective to monitor the risk profile for a.s.r. group, its legal entities and its business lines in order to ensure that it remains within the risk appetite and the underlying risk tolerances and risk limits. When triggers are hit or likely to be hit, risk committees make decisions regarding measures to be taken, being risk-mitigating measures or measures regarding governance, such as the frequency of their meetings. For each of the risk committees a statute is drawn up in which the tasks, composition and responsibilities of the committee are defined. In the first half of 2024 the committee structure was further rationalised, which led to the elimination of the separate committees for Aegon entities. Risk committee structure Supervisory Board Audit & Risk Committee Executive Board/ a.s.r. Risk Management Board Committee Credit and Participation Product Approval Central Sustainability Financial Non-financial Committee & Review Investment Committee Risk Committee Risk Committee Distribution & Services Process Board Committee Audit & Risk Committee The Audit & Risk Committee was established by the Supervisory Board to gain support, among other things, in the following matters: • Assessment of the risk appetite proposal and quarterly monitoring of the risk profile; • Assessment of the annual report, including the financial statements of a.s.r.; • The relationship with the independent external auditor, including the assessment of the quality and independence of the independent external auditor and the proposal by the SB to the AGM to appoint the independent external auditor; • The performance of the audit function, compliance function, the AF and the RMF; • Compliance with rules and regulations; and • The financial position. The Audit & Risk Committee has four members of the SB, one of whom acts as the chairman. a.s.r. risk committee The a.s.r. risk committee monitors a.s.r.’s overall risk profile on a quarterly basis. At least annually, the a.s.r. risk committee determines the risk appetite statements, limits and targets for a.s.r. This relates to the overall a.s.r. risk appetite and the subdivision of risk appetite by financial and non-financial risks. The risk appetite is then submitted to the a.s.r. Audit & Risk Committee, which advises the SB on the approval of the risk appetite. The a.s.r. risk committee also monitors the progress made in managing risks included in the risk priorities and emerging risks of the EB. All members of the MB participate in the a.s.r. risk committee, which is chaired by the CEO. The involvement of the EB ensures that risk decisions are being addressed at the appropriate level within the organisation. In addition to the EB, the Key Functions (Risk management, Compliance, Internal audit, Actuarial function) are members of the Committee. Non-Financial Risk Committee The Non-Financial Risk Committee (NFRC) discusses, advises and decides upon non-financial risk policies and 286 procedures . The most relevant non-financial risk policies are approved by the a.s.r. risk committee. The NFRC monitors a.s.r.’s overall non-financial risk profile, in particular whether non-financial risks of a.s.r. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 117 and the business entities are managed adequately and whether the risk profile stays within the agreed risk limits. If the risk profile exceeds the limits, the NFRC takes mitigating actions. The NFRC reports to the a.s.r. risk committee. The NFRC is chaired by a member of the EB. The NFRC discusses the most important risks from the underlying non-financial risk committees (Business Risk Committee (BRC). Financial Risk Committee The Financial Risk Committee (FRC) discusses, advises and decides upon financial risk policies. The most relevant financial risk policies are approved by the a.s.r. risk committee. The FRC monitors that financial risks of a.s.r. and the business entities are managed adequately and monitors that the risk profile stays within the agreed risk limits. If the risk profile exceeds the limits, the NFR takes mitigating actions. The FRC reports to the a.s.r. risk committee. The Chairman of the FRC is the CFO. In mid-2024, the committee structure was further rationalised. The FRC now oversees the financial risk for all entities, leading to the dissolution of the separate committees for Aegon entities. Credit and Participation Committee Distribution & Services In the Credit and Participation Committee Distribution & Services (hereafter: CPC D&S), acquisition, credit, and combined participation and credit proposals (D&S proposals) within the scope of the Distribution and Services segment of a.s.r. (D&S segment) are assessed. The CPC D&S is authorised to decide on proposals with a total investment between € 2 million and € 7.5 million. The management of D&S is independently authorised for decisions up to € 2 million. Decisions on proposals above € 7.5 million are reserved for the Board of Directors, with advice from the CPC D&S. The chair of the CPC D&S is the CFO of a.s.r. Product Approval and Review Process Board The Product Approval & Review Process Board (PARP Board) is responsible for the final decision-making process around the introduction of new products and adjustments in existing products. The committee evaluates if potential risks in newly developed products are sufficiently addressed. New products need to be developed in such a way that they are cost efficient, reliable, useful and secure for our clients. New products also need to have a strategic fit with a.s.r.’s mission to be a solid and trustful insurer. In addition, the risks of existing products are evaluated, as requested by the PARP as a result of product reviews. The PARP Board is chaired by the managing Director of Services. Sustainability Committee The Sustainability Committee (hereafter: SC) aims to review and advise on central and decentralised draft policies related to sustainability before these policies are submitted for approval to the Board of Directors or the competent committee. Additionally, dilemmas, complications, and conflicting interests in the field of sustainability (including ESG and CDD/KYC) that arise at a.s.r. and/or one of the (sub)committees are discussed. The chair of the SC is the Director of Communications. Central Investment Committee In addition to the risk committee structure, the Central Investment Committee (CIC) monitors tactical decisions and the execution of the investment policy. It takes investment decisions within the boundaries of the strategic asset allocation as agreed upon in the FRC. The CIC bears particular responsibility for investment decisions exceeding the mandate of the investment department. The CIC is chaired by the CFO. 879241-001-Part-2 28Mar25 13:48 7.8.1.1.3 Systems and data GRC tooling is implemented to support the RM process by giving guidance and insight into the key risk indicators, risk tolerance levels, boundaries and actions and remediation plans to mitigate risks. The availability, adequacy and quality of data and IT systems is important in order to ensure that correct figures are reported and risk mitigating measures can be taken in time. It is important to establish under which conditions the management information that is submitted to the risk committees has been prepared and which quality safeguards were applied in the process of creating this information. This allows the risk committees to ascertain whether the information is sufficient to base further decisions upon. a.s.r. has a Data Quality policy in place to support the availability of correct management information. This policy is evaluated on an annual basis and revised at least every three years to keep the standards in line with the latest developments on information management. The quality of the information is reviewed based on the following aspects, based on Solvency II: • completeness (including documentation of accuracy of results) • adequacy • reliability • timeliness Adherence to this policy is ensured by the three lines model. With a Central Data Office, additional measures are taken to increase maturity in data management practices. The data risk governance and committee structure in place ensures that ownership and decision making regarding assumptions and the plausibility of the results is effectively organised. The information involved tends to be sensitive. To prevent unauthorised persons from accessing it, it is disseminated using a secure channel or protected files. a.s.r.’s information security policy contains guidelines in this respect. a.s.r.’s information security policy is based on relevant laws and market standards, like ISO 2700x, COBIT 2019, NIST Cybersecurity framework, SOC2 principles, PCI DSS, COSO, BS 25999, ISO 31000, ITIL. These standards describes best practices for the implementation of information security. For the Digital Operational Resilience Act (hereafter: DORA), important changes in 2024 per DORA pillar are: • ICT Risk Management: a strengthened, centralised, and top-down approach has been adopted through an IT Risk Framework for ICT governance and risk management. Best practice controls are now mandatory and implemented via comply-or-explain principles. • Incident Management: IT incident monitoring has been intensified with a new process to promptly notify and report major DORA incidents to regulators. There is now more focus on business continuity rather than solely IT continuity. • Digital Resilience: focus on the critical and important business functions, with controls formalised or adjusted as necessary to comply with DORA. • Management of Third-Party Risk: concentration risks and critical suppliers have been identified. Reporting has been improved, and a processing register along with mandatory reporting templates have 287 been implemented. Where necessary, contracts with third-party suppliers have been revised. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 118 • ICT Information Sharing: information exchange between a.s.r., other financial institutions, and regulators has been improved, with active contributions to collaborations. From 2025, a.s.r. meets the DORA regulations, and DORA will be part of a.s.r.’s information security policy. There are technical solutions for accomplishing this, by enforcing a layered approach (defence-in-depth) of technical measures to avoid unauthorised persons to compromise a.s.r. data and systems. In this perspective, one may think of methods of logical access management, intrusion detection techniques, in combination with firewalls are aimed at preventing hackers and other unauthorised persons from accessing information stored on a.s.r. systems. Nevertheless, confidential information can also have been committed to paper. On top of technical measures a.s.r. implemented physical measures and measures that help create the desired level of awareness of personnel as part of the information security environment. The resilience of these measures is actively tested. When user defined models (e.g. spreadsheets) are used for supporting the RM framework, the ‘a.s.r. Standard for End user computing’ defines and describes best practices in order to guard the reliability and confidentiality of these tools and models. a.s.r. recognises the importance of sound data quality and information management systems. The management of IT and data risks of the implemented tools, models and systems (including data) is part of the Operational (IT) RM. 7.8.1.1.4 Risk policies and procedures a.s.r. has established guidelines, including policies that cover all main risk categories (market, counterparty default, liquidity, underwriting, strategic and operational). These policies address the accountabilities and responsibilities regarding management of the different risk types. Furthermore, the methodology for risk measurement is included in the policies. The content of the policies is aligned to create a consistent and complete set. GRM maintains the risk policies, Compliance maintains the compliance policies and both GRM and Compliance monitor the proper implementation in the business. New risk policies or updates of existing risk policies are approved by the risk committees as mentioned previously. a.s.r. has drawn up an integrated policy calendar which includes all risk related documents. This guarantees that policies are drawn up and reassessed in a timely manner and that tasks and responsibilities are clear. a.s.r. employees gain risk management knowledge and skills through the implementation of risk management policies, procedures and practices and the execution and testing of controls within business processes for sound and controlled business operations. Training courses that cover the main risk-related topics, presentations, workshops, gamification and the use of governance, risk & compliance tooling also contribute to this. Courses include, for example, sustainability risk specifically ESG factors to better understand and identify material risks. In addition, risk management employees keep their knowledge and skills up to date through training courses—including in the context of permanent education—that cover specific risk-related topics. 7.8.1.1.5 Risk culture Risk awareness is a vital component of building a sound risk culture within a.s.r. that emphasises the human aspect in the 879241 management -001 of risks -Part . In addition -2 to gaining sufficient 28Mar25 knowledge, 13:48 skills, capabilities and experience in RM, it is essential that an organisation enables objective and transparent risk reporting in order to manage them more effectively. The MB clearly recognises the importance of RM and is therefore represented in all of the major group level risk committees. Risk Management is involved in the strategic decision-making process, where the company’s risk appetite is always considered. The awareness of risks during decision-making is continually addressed when making business decisions, for example by discussing and reviewing risk scenarios and the positive and / or negative impact of risks before finalising decisions. It is very important that this risk awareness trickles down to all parts of the organisation, and therefore management actively encourages personnel to be aware of risks during their tasks and projects, in order to avoid risks or mitigate them when required. The execution of risk analyses is embedded in daily business in, for example, projects, product design and outsourcing. In doing so, a.s.r. aims to create a solid risk culture in which ethical values, desired behaviours and understanding of risk in the entity are fully embedded. Integrity is of the utmost importance at a.s.r.: this is translated into a code of conduct and strict application policies for new and existing personnel, such as taking an oath or solemn affirmation when entering the company, and the ‘fit and proper’ aspect of the Solvency II regulation, ensuring that a.s.r. is overseen and managed in a professional manner. Furthermore, a.s.r. believes it is important that a culture is created in which risks can be discussed openly and where risks are not merely perceived to be negative and highlight that risks can also present a.s.r. with opportunities. Risk Management (both centralised and decentralised) and Compliance are positioned as such, that they can communicate and report on risks independently and transparently, which also contributes to creating a proper risk culture. 7.8.1.1.6 Risk management process The RM process typically comprises of five important steps: 1) identifying; 2) measuring; 3) managing; 4) monitoring and reporting; and 5) evaluating. a.s.r. has defined a procedure for performing risk analyses and standards for specific assessments. The five different steps are explained in this chapter. Identifying Management should endeavour to identify all possible risks that may impact the strategic, tactical and operational objectives of a.s.r., ranging from the larger and / or more significant risks posed on the overall business, down to the smaller risks associated with individual projects or smaller business lines. Risk identification comprises of the process of identifying and describing risk sources, events, and the causes and effects of those events. Measuring After risks have been identified, quantitative or qualitative assessments of these risks take place to estimate the likelihood and impact associated with them. Methods applicable to the assessment of risks are: • Sensitivity analysis • Stress testing • 288 Scenario analysis • Expert judgments (regarding likelihood and impact) Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 119

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

- Portfolio analysis

Managing
Typically, there are four strategies to managing risk:
- *Accept*: risk acceptance means accepting that a risk might have consequences, without taking any further mitigating measures.
- *Avoid*: risk avoidance is the elimination of activities that cause the risk.
- *Transfer*: risk transference is transferring the impact of the risk to a third party.
- *Mitigate*: risk mitigation involves the mitigation of the risk likelihood and / or impact.

RM strategies are chosen in a way that ensures that a.s.r. remains within the risk appetite tolerance levels and limits.

Monitoring and reporting
The risk identification process is not a continuous exercise. Therefore, risk monitoring and reporting are required to capture changes in environments and conditions. This also means that RM strategies could, or perhaps should, be adapted in accordance with risk appetite tolerance levels and limits.

Evaluating
The evaluation step is twofold. On the one hand, evaluation means risk exposures are evaluated against risk appetite tolerance levels and limits, taking (the effectiveness of) existing mitigation measures into account. The outcome of the evaluation could lead to a decision regarding further mitigating measures or changes in RM strategies. On the other hand, the RM framework (including the risk management processes) is evaluated by the RM function, in order to continuously improve the effectiveness of the RM framework as a whole.

7.8.1.2 a.s.r.'s risk categories

a.s.r. is exposed to a variety of risks. Aegon life and Aegon spaarkas use a PIM to calculate the solvency position. a.s.r. is currently in the process of expanding the PIM to a.s.r. life. In 2024, the Internal Model Approval Process (IMAP) for a.s.r. life has started. The project aims to implement the expanded model for FY 2025, subject successful completion of the project and approval by DNB. Introduction of PIM to a.s.r. life results in a positive outlook for FY 2025.

As a result of PIM, the risk universe of Aegon life and Aegon spaarkas is therefore different and captures all material risks that the company is exposed to. The emerging risk process ensures that the risk universe will remain up to date. An overview of Aegon life and Aegon spaarkas risk universe is provided in the following graph.

Risk universe PIM entities


Economic Required Capital
Investment & Counterparty Risk
IR1 Fixed Income
IR15 spread
IR2 Equity
IR3 Alternative Investment
IR4 Counterparty
IR5 Equity Volatility
Mismatch Risk
MR1 Interest Rate
MR2 Interest Rate Volatility
MR3 Currency
MR4 Liquidity
Operational Risk
OR1 Strategy
OR2 Process
OR3 Information & Technology
OR4 Project
OR5 Reporting & Model
OR6 Integrity
Underwriting Risk
UR1C Mortality Contagion
UR1P Mortality Parameter
UR1P Longevity Parameter
UR2C Morbidity Contagion
UR2P Morbidity Parameter
UR3C Persistency Contagion
UR3P Persistency Parameter
UR4C P&C Catastrophe
UR4P P&C Parameter
UR5 Expense
Concentration risk is managed to ensure no capital add-on applies
Liquidity risk is managed and no capital charge is applied

For the other insurance entities there are six main risk categories that a.s.r. recognises, as described below and furhter explained in the following risk paragraphs. The most important risks from the risk universe for the PIM entities are explained within these six risk categories used for the Solvency II Standard Formula (SF). In addition, a.s.r. recognises sustainability risks arising from environmental, social or governance (ESG) events or conditions. These risks can be financial and non-financial and can be both strategic and operational. This means that all six main risk categories that a.s.r. recognises can be affected by sustainability risks. In chapter 6 of the annual report and in the paragraph climate change, a.s.r. briefly describes how a.s.r. identifies, measures and manages climate risks and opportunities for its business.

a.s.r. is working on integrating the different risk categories into a single overarching risk taxonomy. This harmonised overarching taxonomy will consist of both the Solvency II SF risk categories and the risk categories from the PIM and is expected to be implemented in 2025.

Insurance risk
Insurance risk is the risk that premium and / or investment income or outstanding reserves will not be sufficient to cover current or future payment obligations, due to the application of inaccurate technical or other assumptions and principles when developing and pricing products. a.s.r. recognises the following insurance risks:
- Life insurance risk
- Health insurance risk
- Non-life insurance risk

Market risk
The risk of changes in values caused by market prices or volatility of market prices differing from their expected values. The following types of market risk are distinguished:
- Interest rate risk
- Equity risk
- Property risk
- Spread risk
- Currency risk

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 120 • Concentration risk / market concentration risk 7.8.1.3 Counterparty default risk Counterparty default risk is the risk of losses due to the unexpected failure to pay or credit rating downgrade of counterparties and debtors. Counterparty default risk exists in respect of the following counterparties: • Reinsurers • Consumers • Intermediaries • Counterparties that offer cash facilities • Counterparties with which derivatives contracts have been concluded • Healthcare providers • Zorginstituut Nederland Liquidity risk Liquidity risk is the risk that a.s.r. is not able to meet its financial obligations to policyholders and other creditors when they become due and payable, at a reasonable cost and in a timely manner. Operational risk Operational risk is the risk of losses caused by weak or failing internal procedures, weaknesses in the action taken by personnel, weaknesses in systems or because of external events. The following subcategories of operational risk are used: • Process • Information technology • Project • Reporting & Model • Integrity Strategic risk Strategic risk is the risk of a.s.r. or its business lines failing to achieve the objectives due to incorrect decision-making, incorrect implementation and / or an inadequate response to changes in the environment. Such changes may arise in the following areas: • Macro-economic • Geopolitical instability • Climate change and energy transition • Cyber and information security • Regulation • Biodiversity • Social tensions • Pandemics Strategic risk may arise due to a mismatch between two or more of the following components: the objectives (resulting from the strategy), the resources used to achieve the objectives, the quality of implementation, 879241 the economic -001 -climate Part and -2 / or the market in 28Mar25 which a.s.r. and 13:48 / or its business lines operate Page . 290 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 121 7.8.2 Insurance risk Insurance risk is the risk that future insurance claims and benefits cannot be covered by premium and / or investment income, or that insurance liabilities are not sufficient, because future expenses, claims and benefits differ from the assumptions used in determining the best estimate liability. Insurance risk manifests itself in both the Non-life and the Life portfolio. The Non-life portfolio covers the property and casualty, disability and healthcare sectors. The Life portfolio consists of individual life and funeral and pensions business. Risk-mitigating measures are used to reduce and contain the volatility of results or to decrease the possible negative impact 879241 on value -001 as an -alternative Part-2 for the capital requirement 28Mar25 . Proper 13:48 pricing, underwriting, reinsurance, claims management, and diversification are the main risk mitigating actions for insurance risks. By offering a range of different insurance products, with various product benefits and contract lengths, and across Life, Disability and Health and P&C insurance risk, a.s.r. reduces the likelihood that a single risk event will have a material impact on a.s.r.’s financial condition. The solvency buffer is held by a.s.r. to cover the risk that claims may exceed the available insurance provisions and to ensure its solidity. The solvency position of a.s.r. is determined and continuously monitored in order to assess if a.s.r. meets the regulatory requirements. Aegon life and Aegon spaarkas use a Partial Internal Model (PIM) to calculate the solvency position. The PIM contains Internal Models for (i) mortality risk and (ii) longevity risk. For the other risks, the Solvency II standard formula is applied. a.s.r. life, a.s.r. non-life and a.s.r. health use the Solvency II standard formula (SF) to calculate the solvency position. The Solvency Capital Requirement (SCR) for each insurance risk is determined as the change in own funds caused by a predetermined shock which is calibrated to a 1-in-200-year event. The basis for these calculations are the Solvency II technical provisions which are calculated as the sum of a best estimate and a risk margin. The insurance risk arising from the insurance portfolios of a.s.r. is as follows: Insurance risk—required capital 31 December 2024 31 December 2023 (in € million) Total IM Total IM Life insurance risk 2,757 1,039 2,820 1,013 Health insurance risk 1,572—1,508 -Non-life insurance risk 745—706—Total excluding diversification between insurance risks 5,074 1,039 5,034 1,013 The Life insurance risk decreased meanly as a result of non-economic assumption changes and portfolio developments. The Health and Non life insurance risk increased as a result of the growth of the sum insured. Solvency II sensitivities a.s.r. has assessed the impact of various sensitivities on the solvency ratio. The sensitivities as at 31 December 2024 and 2023, expressed as impact on the group solvency ratio (in percentage points) are as follows: 291 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 122 Solvency II sensitivities—insurance risks Effect on: Available capital Required capital Ratio 31 December 31 December 31 December 31 December 31 December 31 December Type of risk (%-points) 2024 2023 2024 2023 2024 2023 Expenses +10% -5 -5 -1 -1 -6 -6 Mortality rates, all products -5% -5 -5 — -5 -5 Lapse rates -10% — — — Solvency II sensitivities—explanation Risk Scenario Expense risk Measured as the impact of a 10% increase in expense levels. Mortality risk Measured as the impact of a 5% decrease in all mortality rates. Lapse risk Measured as the risk of a 10% decrease in lapse rates. The table shows that the SCR sensitivities in 2024 are (almost) similar to the sensitivities of 2023. The impact on the ratio is the opposite if a reversed scenario is taken into account. 7.8.2.1 Life Insurance risk The Life portfolio can be divided into Individual life and Funeral and Pensions. The insurance contracts are sold primarily to retail and wholesale clients through intermediaries. The products are sold as insurance products in cash or unit-linked contracts. With respect to products in cash, the investment risk is fully borne by the insurer whereas, in the case of unit-linked products, the majority of the investment risk is for the policyholder’s account. The solvency capital requirement (SCR) for Life insurance risks is determined per policy for the Funeral and Life portfolio and per participant for the Pension portfolio. All shocks are applied to each policy/participant and an SCR value is only determined if applying the shock leads to a higher best estimate. The following Life insurance risks are involved: Mortality risk Mortality risk is associated with (re)insurance obligations, such as endowment or term assurance policies, where a payment or payments are made in case of the policyholder’s death during the contract term. The required capital for this risk under SF is calculated as the change in own funds of a permanent increase of mortality rates by 15% for all ages and each policy. For Aegon life and Aegon spaarkas an Internal Model is used to calculate the risk factor. This contains shocks on both the level (experience) and the trend (population) of the mortality table. It projects mortality rates by age and gender. 879241-001-Part-2 28Mar25 13:48 Longevity risk Longevity risk is associated with (re)insurance obligations where payments are made until the death of the policyholder and where a decrease in mortality rates results in higher technical provisions. The required capital for this risk under SF is calculated as the change in own funds of a permanent decrease of mortality rates by 20%. For Aegon life and Aegon spaarkas an Internal Model is used to calculate the risk factor. This contains shocks on both the level (experience) and the trend (population) of the mortality table. It projects mortality rates by age and gender. Disability-morbidity risk Morbidity or disability risk is associated with all types of insurance compensating or reimbursing losses (e.g. loss of income, adverse changes in the best estimate of the liabilities) caused by changes in the morbidity or disability rates. Solvency II prescribes a 35% increase in disability rates for the first year, 25% for subsequent years, combined with a decrease in recovery rates of 20%. The disability-morbidity risk is calculated on policy level by increasing the experience percentage with 35% for the first year and 25% in the second. For the IBNR reserve the shock is simplified to an average of 30% for the 2-year IBNR cashflow. Because revalidation risk is very small, no shock is modelled for this risk. Lapse risk Lapse risk is the risk of losses (or adverse changes in the best estimate of the liabilities) due to an unanticipated (higher or lower) rate of policy lapses, terminations, changes to paid-up status (cessation of premium payment) and surrenders. Lapse risk arises from economic losses due to policyholder behaviour deviating from expectations. Insurance contracts typically provide policyholders with a variety of options that they may or may not exercise. Lapse risk is the risk that actual policyholder behaviour deviates from the assumptions built into the reserve calculations. This includes assumptions about lapses, withdrawals, premium payment levels, allocation of funds, and the utilisation of possible options in the products. In general, a lapse shock is only applied if a Solvency II lapse event is actually considered possible under the conditions of the insurance contract. For instance a paid-up policy that cannot be surrendered is not taken into account. The effect of the lapse risk is equal to the highest result of a permanent increase in lapse rates of 50%, a permanent decrease in lapse rates of 50% or a mass lapse event (an instant lapse event of 40% of all policies). For the mass lapse event, the lapse risk is calculated as the maximum on policy level of a mass surrender or a mass paid-up event. Within the Individual life portfolio there is a group of policies directly linked to a mortgage loan (‘Spaarhypotheken’). In case the mortgage loan is not provided by a.s.r., but by another party, which is the case for most of these policies, the interest that a.s.r. reimburses to the policyholder is claimed from the party that has provided the mortgage loan. This cashflow of interests from the provider of the mortgage loan to a.s.r. represents an asset. The cashflow and value of this asset depends on the cashflow of the linked savings policy. Therefore, the change in this asset value due to mortality or lapse is taken into account when determining 292 the SCR for Life insurance risks. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 123 Prepayment risk on mortgages constitutes an important component of lapse risk; it is the risk of higher or lower prepayments that anticipated, including early redemption rates, thus impacting the value of the mortgage portfolio. Mortgage prepayment risk is divided into two categories: parameter risk (lapse persistency mortgages), which describes financial losses due to adverse misestimation of best estimate prepayment parameter, and contagion risk (lapse contagion liabilities), which describes financial losses due to contagion events causing temporary adverse deviations from best estimate prepayment behaviour. Expense risk A calculation is made of the effect on own funds of a permanent increase in costs used for determining the best estimate. It consists of an increase in the costs of 10% and an increase in the cost inflation of 1 percentage point per year. For investment costs only an increase of 10% applies, since it has been substantiated that increases due to inflation including a shock can be absorbed by the Best Estimate itself and asset management for external parties. Life catastrophe risk Catastrophe risk arises from extreme events which are not captured in the other Life insurance risks, such as pandemics. The capital requirement for this risk is calculated as a 1.5 per mille increase in mortality rates in the first projected year for (re)insurance obligations where the increase in mortality rates leads to an increase in technical provisions. Employee benefits a.s.r. has a number of defined benefit plans for own staff in place. These are schemes, under which staff are awarded pension benefits upon retirement, usually dependent on one or more factors such as years of service and salary. The defined benefit obligation is calculated by independent actuaries at each reporting date. Due to the acquisition of Aegon NL the ended defined benefit plan for own staff of Aegon NL was added to the defined benefit obligation per 2023. Pension obligations are calculated using the projected unit credit method. Inherent to this method is the application of actuarial assumptions to discount rates, mortality rates and consumer price indices. The assumptions are reviewed and updated at each reporting date based on available (market) data. The discount rate (31 December 2024: 3.51%) is based on the return (zero coupon rate) of high-quality corporate bonds (AA rating) and the cash flow pattern of the pension obligation. For SCR purposes, the IFRS value of the own pension contract is based on the IAS19 valuation methodology. The explanatory guidelines explain that the IAS19 valuation is consistent with Solvency II. As of 1 January 2021 a defined contribution plan is in place. The accrued pensions (until 1 January 2021) will remain guaranteed at a.s.r. life and are not transferred to the defined contribution plan. The former employees of Aegon NL were added to the defined contribution plan as of 1 October 2023. Other information Within a.s.r. life the longevity risk is dominant and arises from group pension business and individual annuities. The longevity risk is partly offset by mortality risk that arises from the funeral portfolio and individual879241 policies with—mortality 001-.Part The other -2 main risks a.s.r. life 28Mar25 is exposed to are 13:48 expense risk and lapse risk. The table summarises the required capital for abovementioned life insurance risks based on the standard model after application of Loss Absorbing Capacity of Technical Provisions (LAC TP). The impact of LAC TP increased in 2024 to € 165 million (2023: € 156 million). Life insurance risk—required capital 31 December 2024 31 December 2023 Mortality risk 237 238 Longevity risk 1,855 1,792 Disability-morbidity risk 24 20 Lapse risk 474 464 Expense risk 861 998 Revision risk 0 0 Catastrophe risk 246 181 Lapse persistency mortgages 216 342 Lapse contagion liabilities 78 100 Diversification -1,234 -1,315 Life insurance risk 2,757 2,820 For expense risk and lapse persistency mortgages the impact has decreased mainly due to the assumption updates. Catastrophe risk has increased mainly due to the complete modelling of product “Doen Pensioen” and new business “Doen Pensioen” and “Werknemers Pensioen”. For the Life portfolio, the provision at year-end (provided figures are without reductions resulting from reinsurance contracts) can be broken down as follows under Solvency II: Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 124 Life portfolio—technical provisions per segment 31 December 31 December 2024 2023 Insurance with profit participation Best estimate 21,106 23,238 Risk margin 846 950 Technical provision 21,952 24,188 Other life insurance Best estimate 30,640 28,426 Risk margin 1,048 1,040 Technical provision 31,687 29,466 Index-linked and unit-linked insurance Best estimate 37,119 34,677 Risk margin 585 600 Technical provision 37,704 35,277 Total Best estimate 88,865 86,341 Risk margin 2,478 2,589 Technical provision 91,343 88,930 In 2024 the technical provision increased with € 2,413 million. This was mainly caused by the development of economic parameters, which has an upward effect on the BEL of the traditional portfolio, however the growth in the unit linked portfolio is dominant. The risk margin decreased in 2024 with € 111 million, mainly due to change in the non-economic assumptions for death rates and expenses. 7.8.2.1.1 Managing Life insurance risk Life insurance risk is mitigated by pricing, underwriting policies and reinsurance. Pricing is based on profit capacity calculations. A calculation is made of the price required to cover the insurance liabilities, expenses and risks. Underwriting policies describe the types of risks and the extent of risk a.s.r. is willing to accept. Policyholders may be subjected to medical screening for both Individual life and Funeral insurance. 879241-001-Part-2 28Mar25 13:48 Reinsurance Reinsurance and other risk-mitigating measures are used to reduce the volatility of results or to decrease the possible negative impact on value as an alternative to the capital requirement. Reinsurance arrangements have been set up to mitigate the effects of catastrophes on earnings. The level of retention in different reinsurance contracts is aligned with the size and the risk profile of the underlying portfolios. This includes taking account of the cost of reinsurance on the one hand, and the risk that is retained on the other. In order to optimise its balance sheet risks, a.s.r. entered into a reinsurance agreement with Legal and General Re in 2015. The share of Legal and General Re is on behalf of a specific buy-out portfolio. The total share of the reinsurances for a.s.r. amounts to € 114 million per 31 December 2024. Per 31 December 2019, Aegon life entered into an indemnity swap, Sunrise, with Canada Life Reinsurance. The underlying portfolio corresponded to around € 7.5 billion of liabilities. Per 31 December 2021, Aegon life entered into a new indemnity swap, Solaris, external party is Reinsurance Group of America. The underlying portfolio amounts to approximately € 5 billion. Both agreements cover the longevity risk associated with Aegon’s policyholders, including deferred pensioners and in-payment policies of pensioners and dependents during the full run-off of these policies. Both agreements are collateralised to mitigate any potential counterparty risk and the agreements have no impact on the services and guarantees that Aegon provides to its policyholders. At year-end 2024 € 332 million (market value € 358 million) has been posted as collateral with respect to the longevity reinsurance contract with Canada Life Reinsurance (2023: € 375 million collateral, market value € 334 million) and € 159 million (market value € 161 million) has been posted as collateral with respect to the longevity reinsurance contract with RGA (2023: € 200 million collateral, market value € 178 million). Together, these two agreements mitigate approximately 40% of the longevity risk exposure of Aegon life. As such, these agreements strongly reduce the concentration of Aegon’s risk exposure in longevity risk and help to diversify the risk profile of Aegon life. 7.8.2.2 Health insurance risk and Non-life insurance risk 7.8.2.2.1 Health insurance risk The Health insurance portfolio of a.s.r. is diverse. The portfolio can be divided into two main product types: • SLT Health portfolio (Similar to Life Techniques) Income Protection, which can be divided into:—Individual Disability (Zelfstandigen)—Group Disability (WIA)—Premium waiver in case of disability (PVI) • NSLT Health portfolio (Not Similar to Life Techniques), which can be divided into:—Income Protection (Sickness, and Individual and Group Accident)—Medical Expenses (Basic and Supplementary) The insurance contracts are sold primarily to retail and wholesale clients through intermediaries. 294 The Health insurance portfolio of a.s.r. contains the following insurance risks: Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 125 • SLT Health risk—This risk is applicable to the SLT Health portfolio. The calculation is scenario-based, according to the standard formula. • NSLT Health risk—This risk is applicable to the NSLT Health portfolio. The calculation is factor-based. The risk is calculated similarly to the Non-life insurance risk. • Health Catastrophe risk—This risk is applicable to the entire Health portfolio. The calculation is scenario-based. SLT Health Risk Mortality risk Mortality risk is associated with (re)insurance obligations where payments are made upon the death of the policyholder and where an increase in mortality rates results in higher technical provisions. The required capital is calculated as the change in own funds of a permanent 15% increase in mortality rates. The increase in mortality rates is applied to portfolios where payments are contingent on mortality risk. The increase in mortality rates leads to an increase of the own funds. Therefore the mortality risk is zero for the Health portfolio. Longevity risk Longevity risk is associated with (re)insurance obligations where payments are made until the death of the policyholder and where a decrease in mortality rates results in higher technical provisions. The required capital is calculated as the change in own funds of a permanent 20% decrease in mortality rates. The decrease in mortality rates is applied to portfolios where payments are contingent on longevity risk. Disability-morbidity risk Morbidity or disability risk is the main risk to the SLT Health portfolio. The scenario analysis consists of a 35% increase in disability rates for the first year, 25% for subsequent years, combined with a decrease in revalidation rates of 20%. Expense risk A calculation is made of the effect of a permanent increase in costs, which is used for determining the best estimate. The scenario analysis contains an increase in the costs of 10% and an increase in the cost inflation of 1 percentage point per year. Revision risk The revision risk is the risk that a higher benefit is caused by either inflation or a revision of the disability percentage. Benefits that are sensitive to inflation and / or an increase in the disability percentage will be increased by 4%. Lapse risk Lapse risk is the risk of losses (or adverse changes in the best estimate of the liabilities) due to an unanticipated (higher or lower) rate of policy lapses, terminations, changes to paid-up status (cessation of premium payment) and surrenders. The effect of the lapse risk is equal to the highest result of a permanent 50% increase 879241 in lapse rates, -001 a permanent -Part- 2 50% decrease in lapse 28Mar25 rates or a mass 13:48 lapse event (40% mass lapse). For the SLT Health portfolio, the mass lapse event is dominant. Future management action According to the insurance conditions, a.s.r. non-life has the ability to adjust the premiums and insurance conditions group wise in the future for the disability portfolio. Therefore, the contract boundary of the disability contracts without an individual risk assessment at acceptance is equal to the contract term. For contracts with an individual risk assessment at acceptance, the contract boundary is equal to the end age, because the contracts will be tacitly renewed until the end age is reached, without repeating the risk assessment. These contracts with an individual risk assessment involve the Individual Self-employed and the Individual Employees portfolio’s. For these portfolio’s, a.s.r. non-life applies a future management action (FMA), as noted in article 23 of the Delegated Acts. The trigger, as defined in the FMA, is hit in the Income Protection Disability-Morbidity Risk (article 156 DA) scenario. For a number of Loyalis products within the group disability portfolio, it is determined annually whether the insured amounts are indexed. For the majority of the portfolio, there is a conditional indexation based on a (discretionary) management decision, based among other things on interest result. In a financially unfavourable year, there is the possibility of not paying out indexation, which is a FMA as noted in article 23 of the Delegated Acts. NSLT Health Risk NSLT Premium and reserve risk The premium risk is the risk that the premium is not adequate for the underwritten risk. The premium risk is calculated over the maximum of the expected earned premium of the next year, and the earned premium of the current year. The reserve risk is the risk that the current reserves are insufficient to cover their run-off over a 12 month time horizon. The NSLT Premium and reserve risk can be split into the following insurance risks: • Medical Expense—The premium risk is the risk that the premium is not adequate for the underwritten risk. The premium risk is calculated over the maximum of the expected earned premium of the next year, and the earned premium of the current year. Reserve risk is the risk that the current reserves are insufficient to cover the claims over a 12-month time horizon. • Income Protection—This component is calculated for policies for which an increase in mortality rates or morbidity rates or disability rates leads to an increase in the best estimate. There are three scenarios, which are calculated for all NSLT Health and portfolios. NSLT lapse risk The basic and additional health insurance are compulsory insurance contracts for one year without intermediate possibility of termination and therefore lapse risk is negligible for the basic health insurance. Health catastrophe risk Medical Expense A health catastrophe for the NSLT Health portfolio is an unexpected future event with a duration of one year 295 . The risk is determined ultimo year. The amount of catastrophe risk is apparent from the number of insured and parameters for mass accident scenario and pandemic scenario that have been approved by Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 126

DNB in consultation with Health Insurers Netherlands. Accident concentration is not applicable for NSLT Health. The catastrophe risk has a projection of one year (T) following from the contract boundary of one year in accordance with the Dutch Health Insurance Act. After year T the risk is 'zero'. Catastrophe risk for a.s.r. health supplementary equals zero because these contracts have a maximum compensation for claims.

Income Protection Mass accident scenario
In this scenario, an accident takes place during a major public event. The risk is that 10% of the attendees are killed, 3.5% are permanently disabled, 16.5% are disabled for 12 months and 30% need medical attention.

Income Protection Accident concentration scenario
In this scenario, an accident takes place on site, with the most of our insured at the same location. The risk is that 10% of those present are killed, 3.5% are permanently disabled, 16.5% are disabled for 12 months and 30% need medical attention.

Income Protection Pandemic scenario
In this scenario, there is a pandemic, which causes 1% of those affected to be hospitalised and 20% to see a local practitioner.

The table summarises the required capital for abovementioned Health insurance risks based on the standard model.

Health insurance risk - required capital

	31 December 2024	31 December 2023
Health SLT	1,234	1,187
Health Non-SLT	499	472
Catastrophe Risk (subtotal)	88	88
Diversification (negative)	-249	-239
Health (Total)	**1,572**	**1,508**
Mortality risk	-	-
Longevity risk	79	66
Disability-morbidity risk	1,021	985
Expense risk	156	145
Revision risk	288	276
Lapse risk	296	295
Diversification (negative)	-605	-581
Health SLT (subtotal)	**1,234**	**1,187**
Medical expenses insurance and proportional reinsurance	155	162
Income protection insurance and proportional reinsurance	403	370
Diversification (negative)	-59	-60
Health Non-SLT (subtotal)	**499**	**472**
Mass accident risk	27	27
Accident concentration risk	75	75
Pandemic risk	38	37
Diversification (negative)	-51	-51
Catastrophe risk (subtotal)	**88**	**88**

The SCR for the Health Non-SLT risk differs from the sum of the amounts reported in the OTSO QRTs. This difference is caused due to a diversification benefit on group level.

For the SLT Health portfolio, the provision at year-end can be broken down as follows under Solvency II.

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 127 SLT Health portfolio—technical provisions per segment 31 December 2024 31 December 2023 Best estimate 4,968 4,657 Risk margin 545 584 Technical provision 5,513 5,241 For the NSLT Health portfolio, the provision at year-end can be broken down as follows under Solvency II. NSLT Health portfolio—technical provisions per segment 31 December 2024 31 December 2023 Best estimate 603 612 Risk margin 60 61 Technical provision 663 673 7.8.2.2.2 Non-life insurance risk Non-life Insurance risk can be broken down into: • Premium and reserve risk • Non-life catastrophe risk • Lapse risk Premium- and reserve risk The premium- and reserve risk is derived at the level of a legal entity based on the standard model. The premium- and reserve risk is the risk that the premium respectively the reserve is not adequate for the underwritten risk. The reserve risk is associated with historical years, and the premium risk is associated with the future year(s). The premium risk is calculated over the maximum of the expected earned premium for the next year and the earned premium for the current year. For the calculation of the premium- and reserve risk, several input data and parameters are necessary, as described in the standard model. The geographical spread, when a (re)insurer underwrites products in different countries, is not relevant for a.s.r. non-life as there is no material exposure outside the Netherlands. Non-life Catastrophe Risk Module Catastrophe risk is defined as the risk of loss or adverse change in the value of insurance liabilities, resulting from significant uncertainty of pricing and provisioning assumptions related to extreme or exceptional events. The Non-life SCR Catastrophic Risk Module used, consists of natural catastrophe risk (Windstorm and Hail), man-made catastrophe risk (Fire, Motor and Liability) and other Non-life catastrophe risk. The Non-life Catastrophe Risk Module is derived at the level of a legal entity based on the standard model. 879241-001-Part-2 28Mar25 13:48 Lapse risk The lapse risk is the loss in basic own funds caused by the discontinuance of 40% of the policies for which discontinuation would result in an increase of technical provisions (without the risk margin). The calculation is based on the type of discontinuance which most negatively affects the basic own funds, which is for Non-life immediately termination of the policy. The table summarises the required capital for abovementioned Non-life insurance risks based on the standard model. Non-life insurance risk—required capital 31 December 31 December 2024 2023 Premium and reserve risk 670 640 Lapse risk 58 51 Catastrophe risk 193 175 Diversification (negative) -177 -160 Non-life insurance risk 745 706 Natural catastrophe risk 168 148 Man-made catastrophe risk 94 91 Other non-life catastrophe risk 19 20 Diversification (negative) -87 -85 Catastrophe risk (subtotal) 193 175 For the Non-life portfolio, the provision at year-end can be broken down as follows under Solvency II: Non-life portfolio—technical provisions per segment 31 December 31 December 2024 2023 Best estimate 1,872 1,802 Risk margin 108 105 Technical provision 1,980 1,907 7.8.2.2.3 Managing Health and Non-life insurance risk Health and Non-life insurance risk is managed by monitoring claims frequency, the size of claims, inflation, handling time, benefit and claims handling costs, and biometrical risks (disability, recovery, illness, death). Concentration 297 risk also qualifies as an insurance risk. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 128 In recent years, measures have been taken to improve profitability and reduce risk. Examples are: premium increases, stricter acceptance criteria, shorter claims filing terms and making use of the claims reassessment arrangement between the Dutch Association of insurers and social security institute UWV. Effects are being monitored closely and assessed to be effective. Claims frequency, size of claim and inflation To mitigate the risk of claims, a.s.r. bases its underwriting policy on claims history and risk models. The policy is applied to each client segment and to each type of activity. In order to limit claims and / or ensure that prices are adjusted correctly, the acceptance policy is continually refined using a number of indicators and statistical analyses. The product lines also use knowledge or expectations with respect to future trends to estimate the frequency, size and inflation of claims. The risk of unexpected major damage claims is contained by policy limits, the concentration of risk management and specific risk transfer contracts (e.g. reinsurance). Handling time The time required for handling and settling claims is an important factor. The settlement of claims that have a long handling time, such as liability claims, can take many years. Analyses are performed regularly and based on a.s.r.’s experience in similar cases, historical trends – such as the pattern of liabilities – increases in risk exposure, payment of damages, the scale of current and not yet settled damage claims, court rulings and economic conditions. Benefit and claims handling costs Taking estimated future inflation into account, benefit and claims handling costs are managed based on regular reviews and related actions. Disability risk Disability risk is controlled by means of regular evaluation of historical claims patterns, expected future developments and price adjustments. Disability risk is mitigated by a.s.r. through underwriting criteria and a proactive reintegration policy. a.s.r. non-life ended the mitigation of its disability risk through reinsurance in 2023. The Individual Health SLT portfolio and a small part (Aegon) of the Group Health SLT portfolio is reinsured by a reinsurance contract. For the a.s.r. part of the portfolio this consists of inactive contracts only, for the Aegon part there is one remaining contract active until 1 January 2026. The reinsuring cash flows concern existing claims and are calculated separately in the cash flows models. Concentration risk Geographically, the risk exposure of a.s.r. on its health and Non-life portfolio is almost entirely concentrated in the Netherlands. Concentration of insurance risks is particularly prevalent in the fire risk portfolio (i.e. home and content, with storm and flood risk forming the most important factor). Storm and flood risk is managed by means of suitable reinsurance (see also ‘Reinsurance’). There is also a concentration of risk in group disability schemes. Group disability contracts are underwritten within the scope of disability cover for employees in the Netherlands (WIA). Reinsurance When deemed effective in terms of capital relief versus costs incurred, a.s.r. enters into reinsurance agreements to mitigate Non-life insurance risks. Reinsurance can be taken out for each separate claim (per risk), for the accumulation of claims due to natural disasters or to human actions (per event), or for both these risks. The level of retention in the various reinsurance contracts is aligned with the size and the risk profile of the underlying portfolios, taking into account of the cost of reinsurance on the one hand, and the risk that is retained on the other. 7.8.3 Market risk Market risk is the risk of potential losses due to adverse movements in financial market variables. Exposure to market risk is measured by the impact of movements in financial variables such as equity prices, interest rates and property prices. The various types of market risk which are discussed in this section, are: • interest rate risk (including interest rate volatility risk) • equity risk (including equity volatility risk) • property risk • currency risk • spread risk • concentration risk Aegon life and Aegon Spaarkas use a PIM to calculate the market risks. The PIM contains separate modules for (i) interest rate risk, (ii) equity risk, (iii) property risk and (iv) spread risk. For the other risks, the Solvency II SF is applied. a.s.r. life, a.s.r. non-life and a.s.r. health use the Solvency II SF to calculate the solvency position. The total market risk is therefore the sum of the SF and IM. The table below summarises the required capital for market risks based on the SF and IM and including Deterministic Adjustment (DA). Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 129 Market risk—required capital 31 December 2024 31 December 2023 Interest rate (volatility) risk 1,465 1,281 Equity (volatility) risk 1,892 1,678 Property risk 1,709 1,602 Currency risk 403 226 Spread risk 2,218 2,091 Concentration risk 0 0 Diversification -2,235 -2,074 Market Risk 5,452 4,803 The main market risks of a.s.r. are interest rate, equity, property and spread risk. This is in line with the risk budgets based on the strategic asset allocation study. The total market risk amounted to € 5,452 million per year-end 2024 (2023: € 4,803 million). This increase is mainly the result of the increase of the equity portfolio, due to positive returns on equity markets and transactions. The total market risk of € 5,452 million can be split into a SF component of € 3,485 million (2023: € 3,086 million) and an IM component of € 1,966 million (2023: € 1,716 million). a.s.r. accepts and manages market risk for the benefit of its customers and other stakeholders. a.s.r.’s risk management and control systems are designed to ensure that these market risks are managed effectively and efficiently, aligned with the risk appetite for the different types of market risks. Market risk reports are submitted to FRC at least once a month. In these reports different types of market risks are monitored and tested against the limits according to the financial risk policies. The value of investment funds at year-end 2024 was € 10,755 million (2023: € 8,250 million). a.s.r. applies the look through approach for investment funds to assess the market risk. As part of PIM the DA is identified for Aegon life to mitigate volatility caused by the basis risk between (i) the EIOPA VA reference portfolio and (ii) the asset portfolio of Aegon life. The value of the DA at year-end 2024 was € -148 million (2023: € 88 million). Note that the DA is not included in the required capital for market risks when determining the diversification between risks. In the presented figures the DA is excluded in the market risk. Including DA the market risk for 2024 amounted to € 5,304 million. The diversification effect shows the effect of having a well-diversified investment portfolio. Solvency II sensitivities The Solvency II SCR is a Value at Risk-measure. Therefore, Solvency II ratio sensitivities are disclosed as the alternative analysis, instead of IFRS sensitivities, as permitted by IFRS. The sensitivities of the solvency ratio as at 31 December 2024, expressed as the impact on the group solvency ratio (in percentage points) are as presented in the table below. The total impact is split between the impact on the solvency ratio related to movement in the available capital and the required capital. The sensitivities are based on the situation per 31 December 879241 2024 and- include 001- Financial Part- 2 Institutions . 28Mar25 13:48 Solvency II sensitivities—market risks Effect on: Available capital Required capital Ratio 31 December 31 December 31 December 31 December 31 December 31 December Scenario (%-point) 2024 2023 2024 2023 2024 2023 UFR 3.2% -1 -4 — -1 -4 Interest rate +0.5% (2024 incl. UFR=3.30% / 2023 incl. UFR=3.45%) -4 -2 +3 +3 -1 +1 Interest rate -0.5% (2024 incl. UFR=3.30% / 2023 incl. UFR=3.45%) +4 +2 -3 -4 +1 -2 Interest steepening +10 bps -1 -1 — -1 -1 Volatility Adjustment -10 bps -10 -10 +6 +5 -4 -5 Spread shock sovereigns +50bp en VA +8bp (2023: VA +10bp) -7 -5 +6 +3 -2 -2 Mortgage spread +50 bps -12 -10 +4 +3 -8 -7 Equity prices -20% -10 -7 +14 +9 +3 +1 Property values -10% -11 -10 +2 +2 -9 -8 Spread widening +75bp en VA +19bp (2023: VA +17bp) +15 +14 -7 -6 +7 +7 Inflation +30 bps -1 -1 — -1 -2 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 130 Solvency II sensitivities—explanation Risk Scenario Interest rate risk—UFR 3.2% Measured as the impact of a lower UFR. For the valuation of liabilities, the extrapolation to the UFR of 3.2% after the last liquid point of 20 years remained unchanged. The impact on available capital, required capital and ratio relates to a comparison with a solvency ratio measured at a UFR=3.30% for 2024 (UFR=3.45% for 2023). Interest rate risk (incl. Measured as the impact of a parallel 0.5% upward and downward movement of UFR=3.30% / 3.45%) the interest rates. For the liabilities, the extrapolation to the UFR (UFR=3.30% for 2024 and UFR=3.45% for 2023) after the last liquid point of 20 years remained unchanged. Interest steepening Measured as the impact of a linear steepening of the interest rate curve between 20Y and 30Y of 1 bps to 10 bps. Volatility Adjustment Measured as the impact of a 10 bps decrease in the Volatility Adjustment. Government spread Measured as the impact of an increase of spread on Government bonds of 50 bps. At the same it is assumed that the Volatility Adjustment will increase by +8bp (2023: +10bp). Mortgage spread Measured as the impact of a 50 bps increase of spreads on mortgages. Equity risk Measured as the impact of a 20% downward movement in equity prices. Property risk Measured as the impact of a 10% downward movement in the market value of real estate. Spread risk (including impact of Measured as the impact of an increase of spread on loans and corporate bonds spread movement on VA) of 75 bps. At the same time, it is assumed that the Volatility Adjustment will increase by +19bp (2023: +17bp) based on reference portfolio. Inflation risk Measured as the impact of a 30 bps parallel increase of the inflation rates (EUSWI-curve). The extrapolation of the UFI remains unchanged. 7.8.3.1 Interest rate risk Interest rate risk is the risk that the value of assets or liabilities will change due to fluctuations in interest rates. a.s.r. is exposed to interest rate risk, as both its assets and liabilities are sensitive to movements in long- and short-term interest rates. Insurance products are exposed to interest rate risk. Especially the life insurance products are long-term and therefore particularly sensitive to interest rate risk. The interest rate risk of insurance products depends, besides the term to maturity, on interest rate guarantees and profit-sharing features. Interest rate risk is managed by aligning fixed-income investments to the profile of the liabilities. Among other instruments, swaptions and interest rate swaps are used for hedging the specific interest rate risk arising from interest rate guarantees and profit sharing features in life insurance products. An interest rate risk policy is in place for a.s.r. as well as for the registered insurance companies. Interest rate risk reports are submitted to the FRC at least once a month. In these reports the interest rate risk is monitored and tested against the limits according to the financial risk policies. The required capital for interest rate risk is determined by calculating the impact on the available capital due to changes in the yield curve. The Solvency II SF interest rate risk is the maximum loss of (i) an upward shock and (ii) a downward shock of the yield curve. • The used shocks vary by maturity and the absolute shocks are higher for shorter maturities (descending: 75% to 20% and ascending: -70% to -20%): • The yield curve up shock contains a minimum shock of 100bps; • The yield curve down shock is zero in case the yield curve is negative; • The yield curves of all currencies are shocked simultaneously. • All adjustments (credit spread, volatility adjustment) on the yield curve are considered constant. • The yield curve is extrapolated to the UFR. The yield curve after shock is not extrapolated again to the UFR. The Solvency II IM for interest rate risks differ from the standard formula results for the following reasons: • The Solvency II PIM interest rate curve shocks are calibrated based on historical market data; • The Solvency II PIM assumes that the UFR does not change in a shock scenario, while the standard formula interest rate shock assumes that the whole curve moves, including the UFR; • In addition, the Solvency II PIM includes a capital requirement for interest rate volatility risk. This is defined as the risk of adverse financial impacts due to the difference in interest rate volatility sensitivity between assets and liabilities. a.s.r. has assessed various scenarios to determine the sensitivity to interest rate risk. The impact on the solvency ratio is calculated by determining the difference in the change in available and required capital and include financial institutions. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 131

Solvency II sensitivities - interest rate

Effect on:	Available capital		Required capital		Ratio	
Scenario (%-point)	31 December 2024	31 December 2023	31 December 2024	31 December 2023	31 December 2024	31 December 2023
UFR 3.2%	-1	-4	-	-	-1	-4
Interest rate +0.5% (2024 incl. UFR=3.30% / 2023 incl. UFR=3.45%)	-4	-2	+3	+3	-1	+1
Interest rate -0.5% (2024 incl. UFR=3.30% / 2023 incl. UFR=3.45%)	+4	+2	-3	-4	+1	-2
Interest steepening +10 bp	-1	-1	-	-	-1	-1
Volatility Adjustment -10 bp	-10	-10	+6	+5	-4	-5

7.8.3.2 Equity risk

The equity risk takes into account the risk arising from the sensitivity of the values of assets, liabilities and financial instruments to changes in the level or in the volatility of market prices of equities. Exposure to equity markets exists in both assets and liabilities. Asset exposure exists through direct equity investments. In order to maintain a good understanding of the actual equity risk, a.s.r. applies the look-through approach for investment funds to assess the equity risk. The equity risk of insurance products depends on guarantees, profit-sharing features and fees charged to 'gespareerde beleggingdepot' (GB) clients.

The Solvency II SF equity risk is determined by calculating the impact on the available capital due to an immediate drop in equity prices.

- Equities listed in regulated markets in countries in the EEA or OECD are shocked by 39% together with the symmetric adjustment (type I).
- Equities in countries that are not members of the EEA or OECD, unlisted equities, alternative investments, or investment funds in which the look-through principle is not possible, are shocked by 49% together with the symmetric adjustment (type II).
- Investments of a strategic nature are shocked by 22%.
- The equity capital of the renewable investments qualifying as an infrastructure investment (e.g. wind farm Wieringermeer) is shocked by 30% together with the symmetric adjustment.

The Solvency II IM includes an equity shock, which differs from the standard formula shock:

- Equity risk shocks are calibrated based on Aegon life's own portfolio.
- The equity exposures are also shocked for equity volatility risks.

Solvency II sensitivities - equity prices

Effect on:	Available capital		Required capital		Ratio	
Scenario (%-point)	31 December 2024	31 December 2023	31 December 2024	31 December 2023	31 December 2024	31 December 2023
Equity prices -20%	-10	-7	+14	+9	+3	+1

Composition of equity portfolio

The total fair value of equities and similar investments at year-end 2024 was € 4,732 million (2023: € 3,738 million). The increase of the equity portfolio is both due to transactions and positive returns on the equity markets. Please note that the total fair value of equities and similar investments referred to in this section does not include "Assets held for index-linked and unit-linked contracts". Although the risks of these assets are primarily for the policyholders, guarantees within certain products may transfer some of the risk to a.s.r.

The equities are diversified across the Netherlands (including participating interests), other European countries and the United States. A limited part of the portfolio consists of investments in emerging markets and alternatives. A portfolio of equity derivatives with a value of € -13 million is in place to mitigate the equity risk.

The table shows the exposure of the equity portfolio to different categories. The total value is including the equities in externally managed funds. The category Other contains the investments of ASR infrastructure Renewables (AIR) in windmill - and solarparks which are in scope of 'Qualifying infrastructure equities other than corporate' (€ 392 million).

Composition equity portfolio


11%
20%
7%
22%
4%
36%
31 December 2024
1%
7%
23%
10%
25%
3%
30%
31 December 2023
Mature Markets (euro)
Emerging Markets
Equity Options
Dutch Participations
Mature Markets (non-euro)
Alternatives
Other

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 132

7.8.3.3 Property risk

The property risk takes into account the risk arising from the sensitivity of the values of assets, liabilities and financial instruments to changes in the level or in the volatility of market prices of real estate. The property risk depends on the total exposure to real estate. In order to maintain a good understanding of the actual property risk, a.s.r. applies the look through approach for investment funds and participations which activities are primarily real estate investments.

The Solvency II SF property risk is determined by calculating the impact on the available capital due to an immediate drop in property prices by 25%. Both assets and liabilities are taken into account. The product Agrarische Impact Erfpacht (AIE) has effectively a lower charge due to the underlying risk mitigating characteristics of this product.

The Solvency II IM for property risk includes an IM property shock on the real estate portfolio, calibrated on the portfolio itself as opposed to a 25% shock in the SF.

The sensitivity of the solvency ratio to changes in property value is monitored on a monthly basis. Sensitivity of regulatory solvency (Solvency II) to changes in property prices is shown in the following table.

Solvency II sensitivities - property values

Effect on:	Available capital		Required capital		Ratio	
Scenario (%-point)	31 December 2024	31 December 2023	31 December 2024	31 December 2023	31 December 2024	31 December 2023
Property values -10%	-11	-10	+2	+2	-9	-8

Composition of property portfolio

The property risk depends on the total exposure to property, which includes both property investments and property held for own use. The fair value of property was € 9,712 million at year-end 2024 (2023: € 9,193 million). The increase of the real estate portfolio is both due to transactions and positive returns on the real estate markets.

Please note that the total exposures to property referred to in this section does not include "Assets held for index-linked and unit-linked contracts". Although the risks of these assets are primarily for the policyholders, guarantees within certain products may transfer some of the risk to a.s.r.

Composition property portfolio


3%
20%
8%
55%
5%
8%
31 December 2024
3%
21%
9%
54%
4%
9%
31 December 2023
Rural
Retail
Residential
Offices
European property
Other

7.8.3.4 Currency risk

Currency risk measures the impact of losses related to changes in currency exchange rates. The table provides an overview of the currencies with the largest exposures. a.s.r. has currency risk to insurance products in mainly American dollars (USD) and Australian dollars (AUD).

A currency risk policy is in place for a.s.r. as well as for the registered insurance companies. For different investment categories a.s.r. has defined a target hedge ratio. Currency risk reports are submitted to KLFC at least once a month. In these reports the currency risk is monitored and tested against the limits according to the financial risk policies.

The required capital for currency risk is determined by calculating the impact on the available capital due to a change in exchange rates. Both assets and liabilities are taken into account and a look-through approach is applied for investment funds. For each currency the maximum loss due to an upward and a downward shock of 25% is determined except for a small number of currencies where lower shocks are applied (a.o. Danish crown).

Currency risk - required capital

	31 December 2024	31 December 2023
SCR currency risk - required capital	403	226

In 2024 the Solvency II SF currency risk has increased with € 177 million. The increase in currency risk is the result of a changed hedge policy in 2024.

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 133 Specification currencies with largest exposure The total foreign exchange exposure at year-end 2024 was € 1,523 million (2023: € 772 million). The increase in 2024 (approximately € 856 million) is the result of a changed hedge policy in 2024. Please note that the total foreign exchange exposure referred to in this section does not include “Assets held for index-linked and unit-linked contracts”. Although the currency risk of these assets are primarily for the policyholders, guarantees within certain products may transfer some of the risk to a.s.r. Composition currency portfolio 20% 25% 4% 45% 2% 3% 57% 8% 8% 3% 7% 3% 11% 5% 31 December 2024 31 December 2023 USD GBP DKK AUD HKD SEK Other 7.8.3.5 Spread risk Spread risk arises from the sensitivity of the value of assets and liabilities to changes in the level of credit spreads on the relevant risk-free interest rates. a.s.r. has a policy of maintaining a well-diversified high-quality investment grade portfolio while avoiding large risk concentrations. Going forward, the volatility in spreads will continue to have possible short-term effects on the market value of the fixed income portfolio. In the long run, the credit spreads are expected to be realised and contribute to the growth of the own funds. Exposure to spread risk exists in both assets and liabilities. Asset exposure exists mainly through fixed income investments and mortgages. In order to maintain a good understanding of the actual spread risk, a.s.r. applies the look-through approach for investment funds. The spread risk of insurance products depends on guarantees and profit-sharing features. The Solvency II SF spread risk is equal to the sum of the capital requirements for bonds, structured products and credit derivatives. Bonds and loans guaranteed by governments or international organisations could be in scope of counterparty default risk instead of spread risk. The capital requirement depends on (i) the market value, (ii) the modified duration and (iii) the credit quality category. The Solvency 879241 II PIM for -spread 001 risk -Part includes -2 an IM spread shock 28Mar25 which differs from 13:48 the standard formula: • Spread shocks are calibrated on the basis of Aegon life’s fixed income portfolio. • In contrast to the standard formula, government bonds are shocked with a factor larger than zero. • Mortgages are in scope of the spread risk module, while under the standard formula mortgages are in scope of counterparty default risk. Hence, as a result, the spread risk inherent in a.s.r.’s mortgage portfolio is partly included in this section and partly under counterparty default risk. In particular, the mortgage portfolios of Aegon life and Aegon spaarkas are included in this section since these entities use the Partial Internal Model (PIM), while the mortgage portfolios of a.s.r. life, a.s.r. non-life and a.s.r. health are included under counterparty default risk since these entities apply the Solvency II Standard Formula (SF). • Furthermore, the Solvency II PIM makes use of a dynamic volatility adjustment approach within Aegon life, while the standard formula does not. The Dynamic Volatility Adjustment (DVA) methodology follows an asset-only approach, ensuring spread widening is the biting scenario. • The performance of the fixed income portfolio is assessed under a broad range of credit scenarios and the model determines which part of the (short-term) losses experienced by the assets are recouped. The sensitivity to spread risk is measured as the impact of an increase of spread on loans and corporate bonds of 75 bps. The VA is based on a reference portfolio. An increase of 75 bps of the spreads on loans and corporate bonds within the reference portfolio leads to an increase of the VA with 19 bps in 2024 (2023: 17 bps). The credit spread sensitivity remained at +7 increase in solvency ratio for a 75 bps spread shock, combined with a 19 bps VA shock. Solvency II sensitivities—spread risk Effect on: Available capital Required capital Ratio 31 December 31 December 31 December 31 December 31 December 31 December Scenario (%-point) 2024 2023 2024 2023 2024 2023 Spread +75 bp / VA +19bp (2023: VA +15 +14 -7 -6 +7 +7 +17bp) Composition of fixed income portfolio Spread risk is managed on a portfolio basis within limits and risk budgets established by the relevant risk committees. Where relevant, credit ratings provided by the external rating agencies are used to determine risk budgets and monitor limits. A limited number of fixed-income investments do not have an external rating. These investments are generally assigned an internal rating. Internal ratings are based on methodologies and rating classifications similar to those used by external agencies. The following tables provide a detailed breakdown of the fixed-income exposure by (i) rating class and (ii) sector. Assets in scope of spread risk are, by definition, not in scope of counterparty default risk. The total exposure of assets in scope of spread risk is € 54,693 million (2023: € 51,911 million). The portfolio composition is similar to 2023. 303 Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 134 Please note that the total fixed-income exposure referred to in this section does not include “Assets held for index-linked and unit-linked contracts”. Although the risks of these assets are primarily for the policyholders, guarantees within certain products may transfer some of the risk to a.s.r. Composition fixed income portfolio by sector 14% 17% 28% 27% 15% 15% 13% 10% 14% 9% 6% 11% 5% 11% 2% 2% 31 December 2024 31 December 2023 Government core Government non core Financials Corporates Structured instruments Deposits Loans Preference Shares Mortgages Composition fixed income portfolio by rating 25% 27% 33% 33% 15% 15% 1% 1% 12% 12% 13% 12% 31 December 2024 31 December 2023 AAA AA A BBB Lower than BBB Not rated 879241-001-Part-2 28Mar25 13:48 7.8.3.6 Market risk concentrations Concentrations of market risk constitute an additional risk to an insurer. Concentration risk is the concentration of exposures to the same counterparty. Other possible concentrations (region, country, etc.) are not in scope. The capital requirement for concentration risk is determined in three steps: 1. determine the exposure above threshold. The threshold depends on the credit quality of the counterparty; 2. calculation of the capital requirement for each counterparty, based on a specified factor depending on the credit quality; 3. aggregation of individual capital requirements for the various counterparties. According to the spread risk module, bonds and loans guaranteed by a certain government or international organisation are not in scope of concentration risk. Bank deposits can be excluded from concentration risk if they fulfil certain conditions. a.s.r. continuously monitors exposures in order to avoid concentrations in a single obligor outside of the risk appetite and has an overall limit on the total level of the required capital for market risk concentrations. The calculation of the market risk concentrations applies to the total investment portfolio, where, in line with Solvency II, government bonds are not included. The required capital for market risk concentrations is nil as per year-end 2024 (2023: nil). 7.8.4 Counterparty default risk Counterparty default risk reflects possible losses due to unexpected default or deterioration in the credit standing of counterparties and debtors. Counterparty default risk affects several types of assets: • mortgages • savings-linked mortgage loans • derivatives • reinsurance • receivables • cash and cash equivalents • expected credit loss Assets that are in scope of spread risk are, by definition, not in scope of counterparty default risk and vice versa. The Solvency II regime makes a distinction between two types of exposures: • Type 1: These counterparties generally have a rating (reinsurance, derivatives, current account balances, deposits with ceding companies and issued guarantee (letter of credit). The exposures are not diversified. • Type 2: These counterparties are normally unrated (receivables from intermediaries and policyholders, mortgages with private individuals or SMEs). The exposures are generally diversified. The total capital requirement for counterparty risk is an aggregation of the capital requirement for type 1 exposure 304 and the capital requirement for type 2 exposure by taking 75% correlation. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 135 Counterparty default risk—required capital 31 December 31 December 2024 2023 Type 1 159 190 Type 2 234 136 Diversification (negative) -24 -20 Total 369 305 In 2024 the Solvency II SF Counterparty default has increased with € 64 million. The counterparty risk type 1 is lower compared to previous year, mainly due to the decreased cash position. The counterparty risk type 2 was higher per year-end 2024, mainly due to the increase of the mortgage portfolio. 7.8.4.1 Mortgages Mortgages are granted for the account and risk of third parties and for a.s.r.’s own account. The a.s.r. portfolio consists only of Dutch mortgages with a limited counterparty default risk. The fair value of a.s.r.’s mortgage portfolio in scope of Counterparty default risk was € 11,846 million at year-end 2024 (2023: € 10,285 million1). Please note that the mortgages of both Aegon life and Aegon spaarkas are in scope of Solvency II IM spread risk. Composition mortgage portfolio 1% 3% 19% 23% 25% 20% 54% 54% 31 December 2024 31 December 2023 NHG Loan to Foreclosure Value < 75% Loan to Foreclosure Value < 100% Loan to Foreclosure Value > 100% The Loan-to-Value ratio is based on the value of the mortgage according to Solvency II principals with respect to the a.s.r. calculated collateral. The percentage of mortgages which are in arrears for over three months remained stable at 0.04% in 2024 (2023: 0.04%). 7.8.4.2 Savings-linked mortgage loans The counterparty default risk of the savings-linked mortgage loans (‘Spaarlossen’) depends on the counterparty. For 9% of the portfolio, the counterparties are Special Purpose Vehicles. The risk is limited due to the robust quality of the mortgages in the Special Purpose Vehicles in combination with the tranching. a.s.r. has a cession-retrocession agreement with the counterparty for 88% of the portfolio, for which the risk is limited. Effectively, a.s.r. recognises the underlying receivable from the counterparty (or in the case of insolvency of the counterparty the mortgage loans transfers as collateral), mitigating the counterparty default risk of the savings-linked mortgage loans. Composition savings-linked mortgage loans portfolio 3% 3% 9% 11% 88% 86% 31 December 2024 31 December 2023 Counterparty SPV Agreement cession-retrocession Other 7.8.4.3 Derivatives Over the Counter (OTC) derivatives are primarily used by a.s.r. to manage the interest-rate risks incorporated into the insurance liabilities. Interest-rate derivatives are traded with a well-diversified and qualitative dealer panel with whom there is an established International Swaps and Derivatives Association (ISDA) contract and a Credit Support Annex (CSA) in place. These CSAs include specific agreements on the exchange of collateral limiting market and counterparty risk. The outstanding value of the interest rate derivative positions is matched by collateral received from eligible counterparties, minimising the net counterparty default risk. In addition, a sizeable part of the interest-rate swap portfolio (and virtually all new interest rate swaps) are centrally cleared, which significantly reduces counterparty default risk. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements 1 The 2023 879241 figure is adjusted -001 compared -Part to the -2 2023 report (€ 9,975 28Mar25 million) for participations 13:48 in Aegon mortgages (impact Page € +310 million) 305.

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 136 7.8.4.4 Reinsurance a.s.r. collaborates with reinsurers. When entering into reinsurance contracts a.s.r. requires the counterparty to be rated at least single A. With respect to long-tail business and other sectors, the minimum permitted rating is single A. The table shows the exposure to reinsurers which are in scope of counterparty default risk. The total exposure to reinsurers at year-end 2024 was € 340 million (2023: € 355 million). Counterparty default risk is immaterial for Aegon life’s reinsurance exposure and therefore not in scope of the Composition table. Composition reinsurance counterparties by rating 31 December 2024 31 December 2023 AAA 0% 0% AA 87% 87% A 11% 10% NR 2% 0% Total 100% 100% 7.8.4.5 Receivables The receivables with a counterparty default risk amounted to € 2,317 million at year-end 2024. This mainly consists of insurance and intermediaries receivables (€ 232 million), reinsurance receivables (€ 21 million) and other (non-insurance) receivables (€ 2,064 million). 7.8.4.6 Cash and cash equivalents The current accounts in scope of counterparty default risk amounted € 2,494 million in 2024 (2023: € 4,303 million), this excludes commercial papers. Composition cash accounts by rating 31 December 31 December 2024 2023 AAA 40 773 AA 176 514 A 2,278 3,017 Lower than A 0 0 Total 2,494 4,303 7.8.4.7 Expected credit loss The recognition and measurement of impairments is forward-looking, and apply to all financial assets measured at amortised cost and at FVOCI. Initially, a provision is required for credit losses expected within the next 12 879241 months. This -001 is referred -Part to as—‘Stage 2 1’. If there is28Mar25 a significant increase 13:48 in credit risk between the moment of origination and the reporting date, but the exposure is not in default, the exposure is in ‘Stage 2’. If the exposure is in default, this is referred to as ‘Stage 3’. For both ‘Stage 2’ and ‘Stage 3’, a provision is required for expected credit losses over the remaining lifetime of the financial asset. Expected credit loss measurement The impairment requirements outline a ‘three-stage’ model for impairment based on changes in credit quality since initial recognition as summarised below: 1. A financial instrument that is not credit-impaired on initial recognition is classified into ‘Stage 1’ and has its credit risk continuously monitored by a.s.r.: a) If a significant increase in credit risk (‘SICR’) since initial recognition is identified, the financial instrument is moved to ‘Stage 2’ but is not yet deemed to be credit impaired. b) If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’. 2. Financial instruments in Stage 1 have their ECL measured at a 12-month expected credit losses that result from default events possible within the next 12 months. 3. Financial instruments in Stages 2 or 3 have their ECL measured based on expected credit losses on a lifetime basis. ECL is measured on either a 12-month basis (Stage 1) or lifetime basis (Stages 2/3) depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. Expected credit losses are the discounted product of the Probability of Default (PD), Exposure at Default (EAD), and Loss Given Default (LGD), defined as follows: • PD represents the likelihood of a borrower defaulting on its financial obligation, either over the next 12 months (12-month PD), or over the remaining lifetime (lifetime PD) of the obligation; • EAD is based on the amounts a.s.r. expects to be owed at the time of default, over the next 12 months (12-month EAD) or over the remaining lifetime (lifetime EAD); • LGD represents a.s.r.’s expectation of the extent of the loss on a defaulted exposure. LGD varies by type of counterparty, type and seniority of the claim, and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default (EAD). LGD is calculated on a 12-month or lifetime basis, where the 12-month LGD is the percentage of loss expected to be made if the default occurs in the next 12 months, and the lifetime LGD is the percentage of loss expected to be made if the default occurs over the remaining expected lifetime of the loan. A pervasive concept in measuring ECL is that it should consider forward-looking information. a.s.r. has performed historical analyses to identify the key economic variables impacting credit risk and expected credit losses for each portfolio. Expert judgment was also applied in this process. a.s.r. employs separate models to calculate ECL on the following asset classes: • Mortgage loans; • Consumer loans; • 306 SME loans; and • Debt securities. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 137 Debt securities are covered by a single model because these portfolios are all managed in a similar fashion. Asset classes not covered by the ECL calculations are considered either to have immaterial credit risk or to be short-term in nature. Given the need to adapt the models to the different portfolio characteristics, all ECL models use different key judgments and assumptions. The following tables show the changes in the loss allowance between the beginning and end of the year due to these factors (excluding Other financial assets at amortised cost): Changes in loss allowance of government and corporate bonds measured at FVOCI Stage 1 Stage 2 Stage 3 2024 (12-month ECL) (Lifetime ECL) (Lifetime ECL) Total At 1 January 1 — 1 Changes in the composition of the group -1 — -1 Loss allowance at 31 December — — Stage 1 Stage 2 Stage 3 2023 (12-month ECL) (Lifetime ECL) (Lifetime ECL) Total At 1 January — —Changes in the composition of the group 1 — 1 Loss allowance at 31 December 1 — 1 Changes in loss allowance of mortgage loans measured at amortised cost Stage 1 Stage 2 Stage 3 2024 (12-month ECL) (Lifetime ECL) (Lifetime ECL) Total At 1 January 1 1—3 Changes in the composition of the group -1 -1—-2 Loss allowance at 31 December — — Stage 1 Stage 2 Stage 3 2023 (12-month ECL) (Lifetime ECL) (Lifetime ECL) Total At 1 January — —Stage transfers—-1—-1 Changes in models/risk parameters—-1 —Changes in the composition of the group 1 3—4 Loss allowance 879241 at 31 December -001-Part-2 28Mar25 1 13:48—3 Changes in loss allowance private loans measured at amortised cost Purchased or Originated Stage 1 Stage 2 Stage 3 Credit- 2024 (12-month ECL) (Lifetime ECL) (Lifetime ECL) Impaired Total At 1 January 2 1 2—5 Changes in the composition of the group -2 -1 -2—-5 Loss allowance at 31 December — ——Purchased or Originated Stage 1 Stage 2 Stage 3 Credit- 2023 (12-month ECL) (Lifetime ECL) (Lifetime ECL) Impaired Total At 1 January — — -Stage transfers -4 3 1—-Net remeasurement of loss allowance 1 1 2—3 Repayments -1 -1 -1—-3 Changes in models/risk parameters -1 -1 1—-1 Changes in the composition of the group 6 ——6 Other changes — -1—-1 Loss allowance at 31 December 2 1 2—5 The total of undiscounted ECL at initial recognition for purchased or originated credit-impaired financial assets recognised during 2023 amounts to € 0 million. The following tables further specify the changes in gross carrying amounts to help explain their significance for the changes in the loss allowance for the same portfolios as discussed above. The gross carrying amounts in these tables are the clean values, thus excluding the accrued interest. Changes in gross carrying amounts of government and corporate bonds measured at FVOCI Stage 1 Stage 2 Stage 3 2024 (12-month ECL) (Lifetime ECL) (Lifetime ECL) Total At 1 January 874 — 874 Changes in the composition of the group -874 — -874 Gross 307 carrying amount at 31 December — — Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 138

2023	Stage 1 (12-month ECL)	Stage 2 (Lifetime ECL)	Stage 3 (Lifetime ECL)	Total
At 1 January	-	-	-	-
Repayments	-70	-	-	-70
Disposals	-45	-	-	-45
Changes in the composition of the group	970	-	-	970
Other changes	18	-	-	18
Gross carrying amount at 31 December	**874**	**-**	**-**	**874**

Changes in gross carrying amounts of mortgage loans measured at amortised cost

2024	Stage 1 (12-month ECL)	Stage 2 (Lifetime ECL)	Stage 3 (Lifetime ECL)	Total
At 1 January	14,121	414	18	14,552
Stage transfers	34	-34	-	-
Purchases and originations	408	2	-	410
Repayments	-322	-7	-1	-330
Changes in the composition of the group	-11,730	-320	-13	-12,063
Other changes	55	-	-	55
Gross carrying amount at 31 December	**2,566**	**55**	**4**	**2,624**

2023	Stage 1 (12-month ECL)	Stage 2 (Lifetime ECL)	Stage 3 (Lifetime ECL)	Total
At 1 January	-	-	-	-
Stage transfers	506	-510	4	-
Purchases and originations	964	14	-	979
Repayments	-538	-48	-1	-586
Changes in the composition of the group	12,763	957	14	13,734
Other changes	425	-	-	425
Gross carrying amount at 31 December	**14,121**	**414**	**18**	**14,552**

Changes in gross carrying amounts of private loans measured at amortised cost

2024	Stage 1 (12-month ECL)	Stage 2 (Lifetime ECL)	Stage 3 (Lifetime ECL)	Purchased or Originated Credit-Impaired	Total
At 1 January	164	15	6	3	188
Repayments	-1	-	-	-	-1
Changes in the composition of the group	-155	-15	-6	-3	-179
Gross carrying amount at 31 December	**9**	**-**	**-**	**-**	**9**

2023	Stage 1 (12-month ECL)	Stage 2 (Lifetime ECL)	Stage 3 (Lifetime ECL)	Purchased or Originated Credit-Impaired	Total
At 1 January	-	-	-	-	-
Stage transfers	-33	29	4	-	-
Purchases and originations	5	-	-	-	5
Repayments	-42	-14	3	-7	-60
Changes in the composition of the group	236	-	-	10	246
Other changes	-1	-	-1	-	-2
Gross carrying amount at 31 December	**164**	**15**	**6**	**3**	**188**

7.8.5 Liquidity risk

Liquidity risk is the risk that a.s.r. is not able to meet its financial obligations to policyholders and other creditors when they become due and payable, at a reasonable cost and in a timely manner. Liquidity risk is not quantified in the SCR of a.s.r. and is therefore separately discussed.

a.s.r. recognises different levels of liquidity management. First, short-term liquidity management which covers the day-to-day cash requirements and aims to meet short term liquidity risk targets. Second level covers the medium-tolong-term liquidity management. This, among others, considers the strategic matching of liquidity & funding needs in different business conditions in which market liquidity risk could materialise. Finally stress liquidity management refers to the ability to respond to a potential crisis situation as a result of a market event and/or an a.s.r.-specific event.

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 139 a.s.r. experienced changes in the liquidity as a result of cash variation margin in- and outflow related to the ISDA/CSA- and Clearing agreements of derivatives. Cash outflow was financed by returning earlier received cash collateral to counterparties and, when necessary, by liquidating assets. As at 31 December 2024 a.s.r. is a net receiver of cash collateral. Other sources of liquidity risk are (unexpected) lapses in the insurance portfolios and catastrophe risk. a.s.r. monitors its liquidity risk via different risk reporting and monitoring processes including cash management reports, cash flow forecasts, liquidity stress tests and liquidity dashboards in which liquidity outflows are calculated for different (stress) scenarios. For long-term liquidity management purposes, liquidity is also taken into account in the strategic asset allocation process. a.s.r.’s liquidity management principle consists of three components. First, a well-diversified funding base in order to provide liquidity for cash management purposes. A portion of assets must be held in overnight liquidity (directly available) and invested in unencumbered marketable securities so it can be used for collateralised borrowing or asset sales. In order to cover liquidity needs in stress events a.s.r. has committed repo-facilities in place to ensure liquidity under all market circumstances. Second, the strategic asset allocation should reflect the expected and contingent liquidity needs of liabilities. Finally, an adequate and up-to-date treasury mandate, liquidity policy and contingency plan are in place to enable management to act effectively and efficiently in times of crisis. In managing the liquidity risk from financial liabilities, a.s.r. relies on holding liquid assets comprising cash and cash equivalents and investment grade securities for which there is an active and liquid market. These assets can be readily sold or lend to meet liquidity requirements. As at 31 December 2024, a.s.r. had cash (€ 3,372 million), short-term secured deposits (€ 653 million) and liquid government bonds (€ 15,775 million). The following table shows the contractual undiscounted cash flows of the insurance liabilities based on Solvency II. All other line items as well as the total carrying value are based on IFRS principles. The insurance liabilities include the impact of expected lapses and mortality as well as non profit sharing cash flows. Profit sharing cash flows of insurance liabilities are not taken into account, nor are equities, property and swaptions. Furthermore, cash flows of the pension benefit obligations are taken into account. Contractual cash flows Payable on demand < 1 years 1-5 years 5-10 years > 10 years Carrying value 31 December 2024 Insurance liabilities 712 4,352 29,731 23,847 75,592 102,633 Pension Benefit Obligation—125 1,012 1,292 6,001 5,037 Derivatives liabilities—768 2,091 1,996 3,310 8,666 Financial liabilities 4,397 1,448 1,322 1,052 3,070 11,312 Future interest payments—228 750 746 1,226—Total 879241-0015,109 -Part-2 6,922 34,906 28Mar25 28,932 13:48 89,199 127,647 Payable on demand < 1 years 1-5 years 5-10 years > 10 years Carrying value 31 December 2023 Insurance liabilities 621 4,752 27,817 23,555 78,211 99,384 Pension Benefit Obligation—122 999 1,289 6,388 5,218 Derivatives liabilities—1,520 2,508 2,802 4,630 10,132 Savings deposits 9,105 820 1,048 525 470 11,967 Financial liabilities 3,950 2,535 3,205 1,422 2,544 13,670 Future interest payments—323 890 672 1,315—Total 13,676 10,072 36,467 30,265 93,558 140,371 The insurance contract liabilities contractual cash flows for the period 1-5 years can be split into: 1-2 years € 13,455 million (2023 € 11,688 million), 2-3 years € 5,525 million (2023 € 5,523 million), 3-4 years € 5,479 million (2023 € 5,346 million) and 4-5 years € 5,271 million (2023 € 5,260 million). When the amount payable is not fixed the amount reported is determined by reference to the conditions existing at the reporting date. Financial liabilities payable on demand include the liability recognised for cash collateral received under ISDAs, concluded with counterparties. The related cash collateral received is recognised as cash and cash equivalents, and not part of the liquidity risk exposure table. 7.8.6 Operational risk Operational risk concerns the risk of direct and / or indirect losses which can occur within a.s.r. as a result of inadequate or failing (changing) internal processes, people, systems and/or as a result of external events. Operational risks occurred are most times being caused by the failure of processes, people, systems, external events or a combination of these factors. Operational risk—required capital 31 December 31 December 2024 2023 SCR operational risk—required capital 430 437 The SCR for operational risk amounts to € 430 million at the end of 2024 (2023: € 437 million) and is determined with the standard formula under Solvency II. The operational risk is based on the basic SCR, the volumes of premiums and technical provisions, and the amount of expenses. 309 There is no benefit of diversification for operational risk. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 140 7.8.7 Strategic and operational risk management The system of internal control includes the management of risks at different levels in the organisation, both operational and strategic. 7.8.7.1 Strategic Risk Management Strategic risk management aims to identify and manage the most important risks that may impact a.s.r.’s strategic objectives. The process of strategic risk analysis (SRA) is designed to identify, measure, manage, monitor, report and evaluate those risks that are of strategic importance to a.s.r.: Identifying Through the SRA process, identification of risks is structurally organised through the combined top-down and bottom-up SRA approach. The SRA outcomes are jointly translated into ‘risk priorities’ and ‘emerging risks’, in which the most important risks for a.s.r. are represented. Measuring Through the SRA process, the likelihood and impact of the identified risks are assessed, taking into account (the effectiveness of) risk mitigating measures and planned improvement actions. Information from other processes is used to gain additional insights into the likelihood and impact. One single risk priority can take multiple risks into account. In this manner, the risk priorities provide (further) insights into risk interdependencies. Managing As part of the SRA processes, the effectiveness of risk mitigating measures and planned measures of improvement is assessed. This means risk management strategies are discussed, resulting in refined risk management strategies. Monitoring and reporting The output of the SRA process is translated into day-to-day risk management and monitoring and reporting, both at group level and business line levels. At group level, the risk priorities are discussed in the a.s.r. risk committee and the Audit & Risk Committee. At the level of the business lines, risks are discussed in the BRC’s. Evaluating Insights regarding likelihood and impact are evaluated against solvency targets in the SRA process. Based on this evaluation, conclusions are formulated regarding the adequacy of solvency objectives at group and individual legal entity level. 7.8.7.2 Operational Risk Management Operational Risk Management (ORM) involves the management of all possible risks that may influence the achievement of the business goals and that can cause financial or reputational damage. ORM includes the identification, analysis, prioritisation and management of these risks in line with the risk appetite. The policy on ORM is drafted and periodically evaluated under the coordination of ORM. The policy is implemented in the (decentralised) business entities under the responsibility of the management boards. A variety of risks is covered by ORM policies, such as the Process, IT, outsourcing, project, reporting policy etc. Identifying With the operational targets as a starting point, each business entity performs risk assessments to identify events that could influence these targets. In each business entity the a first line risk manager facilitates the periodic identification of the key operational risks. All business processes are taken into account to identify the risks. All identified risks are prioritised and recorded in a risk-control framework. The risk policies prescribe specific risk analyses to be performed to identify and analyse the risks. For IT systems, Information Security Analyses (DIVA—Dienstverlening en Informatie Veiligheids Analyse) have to be performed and for large outsourcing projects a specific risk analysis is required. Measuring All risks in the risk-control frameworks are assessed on likelihood and impact. Where applicable, the variables are quantified, but often judgments of subject matter experts are required. Based on the estimation of the variables, each risk is labelled with a specific level of concern (1 to 4). Gross risks with a level of concern 3 or 4 are considered ‘key’. Managing For each risk, identified controls are implemented into the processes to keep the level of risk within the agreed risk appetite (level of concern 1 or 2). In general, risks can be accepted, mitigated, avoided or transferred. A large range of options is available to mitigate operational risks, depending on the type. An estimation is made of the net risk, after implementing the control(s). A more effective and efficient approach to managing risks is required driven by increased complexity of processes, data processing and the need for a timely and accurate view on the risk profile. a.s.r. is therefore in the process of shifting towards a more automated approach to manage risks, for example automated controls, data analysis and the use of AI for reporting purposes. Monitoring and reporting The effectiveness of ORM is periodically monitored by the first line risk manager at each business line or legal entity. For each key control in the risk-control framework a testing calendar is established based on auditing standards. Each key control is tested regularly and the outcomes of the effectiveness of the management of key risks are reported to the (local) management. Outcomes are also reported to the NFRC and a.s.r. risk committee. Evaluating Periodically, yet at least annually, the risk-control frameworks and ORM policies are evaluated to see if revisions 310 are necessary. The risk management function also challenges the business segments and legal entities regarding their risk-control frameworks. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.8 Risk management • Annual Report 2024 ASR Nederland N.V. 141 Operational incidents Operational incidents are reported to GRM, in accordance with the operational risk policy. Root cause analyses are performed to evaluate the causes of losses in order to learn from these experiences. An overview of the largest operational incidents and the level of operational losses is reported to the NFRC. Actions are defined and implemented to avoid repetition of operational incidents. ICT Through IT risk management, a.s.r. devotes attention to the confidentiality, integrity and availability of ICT, including End User Computations. The logical access control for key systems used in the financial reporting process remains a high priority in order to enhance the integrity of applications and data. The logical access control procedures also prevents fraud by improving segregation of duties and by offsetting current and desired access levels within the systems and applications. Proper understanding of information, security and cyber risks is essential and the reason for which continuous actions are carried out to create awareness among employees. All of a.s.r.’s security measures are tested periodically. To increase cyber resilience, a.s.r. is participating in de DNB Threat Intel Based Ethical Red Teaming exercise. Business Continuity Management Operations and the execution of critical processes can be disrupted significantly by unforeseen circumstances or calamities. Preparation and practice enable a.s.r. to resume its most important business activities with limited interruptions and to react quickly and effectively during such situations. Critical processes and the people, assets and technology needed to run them are identified during the Business Impact Analysis. The factors and calamities that can threaten the availability these processes are identified in the Threat Analysis. If the impact of certain events can be unacceptable large, mitigating actions are taken. In response to the large dependence of a.s.r. of automated systems, cyber threats are always addressed during these analyses. a.s.r. defines a crisis as: one or more business lines are (in danger of being) disrupted due to a calamity or potentially suffering reputational damage beyond the acceptable. In order to manage the crisis, and to be able to react timely, efficiently and effectively, a.s.r. has set up a crisis organisation. There is a central crisis team led by a member of the board. Additionally each business line has its own team to deal with smaller crises. The measures to ensure continuity of critical processes are tested regularly and all crisis teams are trained annually to be able to act effectively during such situations. The plans to deal with the various scenarios, including cyber threats, are also practiced periodically. Recovery and Resolution a.s.r. has to comply with Dutch legislation that addresses the recovery and settlement of insurance companies (‘Wet herstel en afwikkeling van verzekeraars’ in Dutch). The objective is that insurance companies and supervisors are better prepared against a crisis and that insurance companies can recover from a crisis without government aid. On 5 April 2023 a new policy rule on resolvability of insurance companies was published. The policy rule specifies the criteria DNB has to take into account when identifying impediments to resolution in relation to Dutch insurance companies. 879241-001-Part-2 28Mar25 13:48 As part of the legislation a.s.r. is obliged to have a Preparatory Crisis Plan (‘Voorbereidend Crisisplan’ in Dutch) in place that has been approved by DNB. In 2024, a.s.r.’s Preparatory Crisis Plan is updated and helps to be prepared and supports the organisation in various scenarios of extreme financial stress. The Preparatory Crisis Plan describes and quantifies the measures that can be applied to handle a crisis situation and to resume business. These measures are tested in the scenario analysis, in which the effects of each recovery measure on a.s.r.’s financial position (solvency and liquidity) are quantified. The required preparations for implementing the measures, their implementation time and effectiveness, potential obstacles, impact on clients and operational effects are also assessed. The main purpose of the Preparatory Crisis Plan is to increase the chances of early intervention in the event of a financial crisis situation and to further guarantee that the interest of clients and other stakeholders are protected. Reasonable assurance and model validation a.s.r. aims to obtain reasonable assurance regarding the adequacy and accuracy of the outcomes of models that are used to provide best estimate values and solvency capital requirements. To this end, multiple instruments are applied, including model validation. Two times a year a model inventory is performed by the product lines to determine if and when a model (re)validation is required. Triggers for model (re)validation are diverse, e.g. regulation, conversions, analysis of change. Materiality is determined by means of an assessment of impact and complexity. Impact and complexity is expressed in terms of High (H), Medium (M), or Low (L). The model inventories are discussed in the Model Committee. In the pursuit of reasonable assurance, model risk is mitigated and unacceptable deviations are avoided, against acceptable costs. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

Annual Report 2024 ASR Nederland N.V. 142 7.9 Capital management Key figures SCR Eligible own funds 5,074 369 430 5,034 305 437 5,304 292 6,209 937 6,581 4,891 -3,720 -3,548 -1,541 -1,475 1,976—12,321 2,435 529 11,578 988 9,356 472 8,142 DT DT Market Insurance LAC Required SCR Market Insurance LAC Required SCR Counterparty Operational Diversification Counterparty Operational Diversification -——Capital Capital own SCR own SCR meet meet capital capital capital capital capital capital2 3 to capital capital 2 3 to Other Other 1 1 restricted 1 1 restricted unrestricted Tier Tier Eligible unrestricted Tier Tier Eligible Tier Tier funds Tier Tier funds 31 December 2024 31 December 2023 31 December 2024 31 December 2023 The Solvency II ratio increased to 198% (31 December 2023: 176%) and includes a deduction for share buyback (€ 100 million), interim dividend 2024 (€ 244 million) and final dividend 2024 (€ 409 million) and positive impact from the Knab transaction. The EOF increased to € 12,321 million (31 December 2023: € 11,578 million) mainly driven by positive expected excess returns on investments (€ +957 million), value of new business (€ +117 million) and market and operational developments (€ +698 million), partly offset by the decrease in eligible own funds due to the Knab transaction (€ -254 million) and capital management actions (dividend € -653 million and share buyback € -100 million). The SCR decreased to € 6,209 million (31 December 2023: € 6,581 million), driven by the Knab transaction (€ -649 million) and capital release (€ -79 million), partly compensated by an increase following market and operational developments (€ +356 million), among which model changes for LAC DT and harmonisation of 879241-001-Part-2 28Mar25 13:48 Pagemortgage 312 valuation of a.s.r. and Aegon. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.9 Capital management • Annual Report 2024 ASR Nederland N.V. 143 Other Capital Required relate to other financial sectors such as de Hoop and TKP (2023 includes Knab). Reconciliation total IFRS equity vs EOF Solvency II 31 December 31 December 2024 2023 IFRS equity 9,833 9,377 Adjustments -898 -997 Elimination intangible assets -633 -715 Gross revaluation insurance liabilities 2,421 2,045 Other revaluations -801 -615 Excess of assets over liabilities 9,922 9,096 Subordinated liabilities in OF 2,964 2,907 Other EOF items -566 -425 Eligible own funds to meet SCR 12,321 11,578 The table above presents the reconciliation of IFRS equity to the solvency II. The main differences between the IFRS equity and EOF Solvency II are: • Adjustment of other equity instruments (the other equity instruments excludes any discretionary interest); • Elimination of intangible assets, such as goodwill, as this is not recognised under Solvency II; • Net revaluation of insurance liabilities due to differences between IFRS 17 and SII, such as the applied yield curve. This is after tax-impact of 25.8%; • Other revaluations for example the revaluation of Financial Institutions; • The addition of subordinated liabilities and other equity instruments (excluding any discretionary interest); • Other EOF items, for example foreseeable dividend and non-available minority interest. 7.9.1 Capital management objectives Management Overall capital management is administered at group level. a.s.r. currently intends to consider investing capital above the management target Solvency II ratio (calculated based on the partial internal model) of 160% with the objective of creating value for its shareholders. If and when a.s.r. operates at a certain level (which may change over time) that is considerably above the management target, and it assesses that it cannot invest this capital in value-creating opportunities for a prolonged period of time, a.s.r. may decide, but is not obliged, to return (part of this) capital to its shareholders. If a.s.r. chooses to return capital, it plans to do so in a form that is efficient for shareholders at that time. a.s.r. actively manages its in-force business, which is expected to result in free capital generation over time. Additionally, business improvement and balance sheet restructuring should improve the capital generation capacity while 879241 advancing -001 the risk -Part profile- of 2 the company. The 28Mar25 legal entities are 13:48 individually capitalised and excess capital over management’s targets for the legal entities is intended to be upstreamed to the holding company as far as is needed for amongst others covering external dividend, coupon payments on hybrids / senior financing instruments and holding costs and in so far the local regulations and the internal risk appetite statement allow. Excess capital that is upstreamed to the holding company is added to and managed in the holding cash buffer until it is further distributed and used to cover dividends, coupons and other holding expenses. The capital and cash attribution to the holding is closely monitored and managed on a continuous basis. Objectives The group is committed to maintain a strong capital position in order to be a robust and sustainable insurer for its policyholders and other stakeholders. The objective is to maintain a solvency ratio well above the minimum levels as defined in the risk appetite statements and above the relevant management threshold levels. Sensitivities are periodically performed for principal risks and annual stress tests are performed to test a.s.r.’s robustness to withstand moderate to severe scenarios. An additional objective is to achieve a combination of a capital position and a risk profile that supports at least a ‘single A’ rating by Standard & Poor’s. The SCR is reported on a quarterly basis and proxies are made on both a monthly and weekly basis. The internal minimum solvency ratio for a.s.r. as formulated in the risk appetite statement is 120%. The lower limit solvency target is 140%. The management threshold level for the solvency ratio is above 160%. The solvency ratio stood at 198% at 31 December 2024 including financial institutions and after final dividend, which was comfortably above the internal requirement of 120% and the management threshold level of 160%. In accordance with a.s.r.’s dividend policy, the liquidity of the underlying entities is not taken into account for the liquidity position of the group. However, the capital is recognised in the capital position of the group, since a.s.r. has the ability to realise the capital of this OTSO, for example by selling the entity. Specifically regarding a.s.r. health basic in 2024, no dividend or capital withdrawals have taken place. The graph shows how the eligible own funds of a.s.r. relate to the different capital targets. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.9 Capital management • Annual Report 2024 ASR Nederland N.V. 144

Market value own funds under SCR


Millions
15,000
12,000
9,000
6,000
3,000
0
Total EOF: 12,321
3,629
1,242
1,242
6,209
Total EOF: 11,578
2,365
1,316
1,316
6,581
31 December 2024
31 December 2023
Free surplus
Lower limit solvency target
Minimum solvency ratio
Required capital

7.9.2 Solvency ratio and a.s.r. ratings

SCR The required capital stood at € 6,209 million per 31 December 2024 (2023: € 6,581 million). The required capital (before diversification) consists for 2024 € 5,452 million out of market risk and the insurance risk amounted to € 5,074 million.

a.s.r.'s Solvency II ratio, including financial institutions, complied during 2024 with the applicable externally imposed capital requirement. The capital requirements of the financial institutions fall under a different sectoral supervision regime.

The table presents the solvency ratio at group level as at the date indicated.

Eligible own funds to meet the SCR

	31 December 2024	31 December 2023
Eligible Own Funds Solvency II	11,968	10,460
Required capital	6,006	5,718
Solvency II ratio excluding Financial Institutions	**199%**	**183%**
Eligible Own Funds Solvency II	12,321	11,578
Required capital	6,209	6,581
Solvency II ratio including Financial Institutions	**198%**	**176%**

The Solvency II ratio stood at 199% (excluding financial institutions) at 31 December 2024 (2023: 183%). The Solvency II ratio including financial institutions stood at 198% as at 31 December 2024 (2023: 176%). The Solvency II ratios presented are not final until filed with the regulators.

After a 1-in-200 shock a.s.r. suffers an economic loss equal to the BSCR* which is defined as the basic SCR (BSCR) plus operational risk (OR) plus the adjustment for the Loss Absorbing Capacity of the Technical Provisions (LAC TP). This loss (corrected for any tax exempted losses) may be partly offset by the Loss Absorbing Capacity of Deferred Taxes (LAC DT). The LAC DT is calculated according to the requirements as stated in the Solvency II (SII) regulations, which provide a principle-based approach for the LAC DT substantiation.

In 2024, different from previous year, the same (harmonised) projection model is used for all Solvency II entities within a.s.r., albeit with entity-specific input. The amount of LAC DT in the consolidated SCR at group level consists of the sum of the LAC DT of all Solvency II entities within a.s.r. adjusted for the group diversification effects. This results in a LAC DT of € 1,541 million (2023: € 1,475 million). In this year's reassessment experts decided to decrease the top bucket floors for a.s.r. life and a.s.r. non-life by 5% to 80% and 85% respectively to align with the top bucket floor for Aegon life and to provide a sufficient buffer to limit future volatility. For the other entities a.s.r. decided to keep the top bucket floors at their current levels.

Furthermore, the a.s.r. SCR includes LAC TP which is the part of the technical provisions that can be used to absorb some of the SCR shock losses, as the expected future profit sharing to policyholders will be reduced if actual losses would arise. LAC TP amounted to € 165 million at year-end 2024 (2023: € 156 million).

On 8 January 2025, the amendments to the Solvency II Directive have been published in the Official Journal of the European Union. The changes contained in the amended Directive must be incorporated into national legislation by 29 January 2027, and become applicable to insurers as of 30 January 2027.

The amendments consist of various changes to the Solvency II framework, affecting most notably the liability discount curve, the risk margin and the volatility adjustment (VA), the Dynamic volatility Adjustment (DVA) and the long term impact of the climate change transition plan on the Solvency II requirements. The

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.9 Capital management • Annual Report 2024 ASR Nederland N.V. 145 amendments to the Solvency II Directive will require amendments to the Solvency II Delegated Regulation and/or the introduction of additional delegated acts and guidelines, to be developed by EIOPA. In addition to the revisions to the Solvency II Directive, an agreement was reached on the Insurance Recovery and Resolution Directive (IRRD), which provides for recovery and resolution framework for insurance companies at European level and to be implemented by EU member states, comparable to the Act on Insurance Recovery and Resolution, currently in force in the Netherlands. a.s.r. ratings Standard & Poor’s confirmed the single A rating of a.s.r., a.s.r. life, a.s.r. non-life, Aegon life on 12 November 2024. Ratings per legal entity Ratings Standard & Poor’s Type Rating Outlook Rating & outlook since ASR Nederland N.V. ICR BBB+ Positive 12 September 2024 ASR Levensverzekering N.V. IFSR A Positive 12 September 2024 ASR Levensverzekering N.V. ICR A Positive 12 September 2024 ASR Schadeverzekering N.V. IFSR A Positive 12 September 2024 ASR Schadeverzekering N.V. ICR A Positive 12 September 2024 Aegon Levensverzekering N.V. IFSR A Positive 12 September 2024 Aegon Levensverzekering N.V. ICR A Positive 12 September 2024 ICR: Issuer Credit Rating IFSR: Insurer Financial Strength Rating Rating reports can be found on the corporate website: www.asrnl.com. 7.9.3 Additional information 1. Capital Market transactions On 20 March 2024, a.s.r. has successfully priced € 500 million perpetual subordinated 8.25 year Restricted Tier 1 capital securities (“New Securities”). The New Securities were priced at a fixed rate coupon of 6.625% per annum until the first reset date on 27 June 2032. The New Securities are first callable six months prior to the first reset date and on each interest payment thereafter. In 2024, the 2014 5% perpetual T2 hybrid capital instrument of € 500 million has been fully redeemed. 2. Share buyback programme In 2024, it was determined that the expected developments of the OCC combined with a robust balance sheet will 879241 allow for the resumption -001-Part of additional -2 capital distribution 28Mar25 to shareholders 13:48 . This was interrupted in 2022 following the announcement of the transaction with Aegon Netherlands. For the financial years 2024, the intention was determined and communicated during the Capital Markets Day 2024 to buy back treasury shares for an amount of € 125 million. This will be decided with the publication of the full annual results with a test of whether the conditions set in the capital and dividend policy for the purchase of own shares have been met. On 7 November 2024, ASR Nederland N.V. (a.s.r.) announced a share buyback program of € 100 million in own shares following the successful completion of the sale of Knab to BAWAG. The buyback program was completed on 11 December, 2024. In total there are 2.213.413 shares of a.s.r. repurchased at an average price of € 45.18 per share. An independent broker, appointed by a.s.r., carried out the repurchase. 3. Dividend a.s.r. has proposed a total dividend of € 3.12 per share over the full year 2024 (2023: € 2.89 per share). Taking into account the interim dividend of € 1.16 per share, the final dividend amounts to € 1.96 per share. The final dividend amounts to € 409 million based on the number of shares per 31 December 2024. a.s.r. maintains a progressive dividend policy which increases dividend by mid to high single digit annual growth until 2026. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

Annual Report 2024 ASR Nederland N.V. 146 7.10 Operating result Definition of operating result Operating result is calculated by using the result before tax from continuing operations reported in accordance with IFRS, adjusted for the following: 1. Adjustments to the insurance service result: • The impact of changes to future services on onerous contracts; • The impact of changes of inflation on the Liability for Incurred Claims; • The amortisation of pre recognition interest rate hedged developments prior to initial CSM recognition. With effect from 2024, when a.s.r. explicitly hedges pre recognition interest movements to protect the profitability of new business Level of Aggration (LoA), the valuation of this interest rate hedge as per date of initial recognition CSM will be added to CSM of this new business LoA. Consequently, the interest hedge will be amortised over the remaining period of the LoA, equal to the period of release of the CSM of the respective LoA.; 2. Adjustments to the investment and finance result: investment and finance result, excluding investment operating expenses, is replaced by an Operating Investment and Finance Result (which is part of the Operating Result) and is defined as the expected return on the investments in excess of the expected interest accrual on the insurance liabilities, the investment operating expenses, all hybrid expenses (including hybrid expenses through OCI) and the UFR drag for each reporting period. The operating result should reflect the operational performance of a.s.r. and should exclude revaluation effects on the assets and (insurance related) liabilities as a result of interest and spread movements and/or equity and real estate market movements. If a.s.r. is to value the present value of future cash flows, it is common market practice to make use of a forward curve (based on the current discount curve) plus a certain premium reflecting the risk of invested assets. This premium is defined as the implied spread at the beginning of the period over which the result is calculated. The expected return is calculated as: • For the fixed income investments: the market value of the fixed income assets at the beginning of the period multiplied by the total of the one year forward swap rate and the implied spread at the beginning 316 of the period; Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.10 Operating result • Annual Report 2024 ASR Nederland N.V. 147 • For equities and real estate investments: the market value of the equity and real estate assets at the beginning of the period multiplied by a total return assumption; • For Insurance related liabilities: the market value of the insurance related liabilities at the beginning of the period multiplied by the one-year forward rate of the IFRS17 curve (i.e. including the Liability Illiquidity Premium and Credit Risk Adjustment); • The other assets / liabilities at the beginning of the period multiplied by the forward curve. The implied spread per fixed income asset category is defined as the required increase above the forward swap curve to determine the current market value. The implied spreads are calculated quarterly. a.s.r. has defined five fixed income asset categories that each have an implied spread. The balance sheet at the beginning of the period is based on a.s.r.’s look-through principle, i.e. all assets in the same asset category have a similar risk-profile (e.g. fixed income funds are classified as fixed income and not as equities, real estate funds are classified as real estate, etc.). For real estate and equity investments, a.s.r. applies a total return assumption of 5.5% and 6.6% (pre-tax) respectively. This assumption is evaluated each year; 3. Other adjustments and incidental items: • Model- and methodological changes of a fundamental nature, in the measurement of the insurance liabilities; • Results of non-core operations; • Non-recurring or one-off items related to the ongoing business; • Non-recurring or one-off items not related to the ongoing business, such as (non-exhaustive) restructuring costs, regulatory costs not related to business activities, changes in own pension arrangements and expenses related to mergers and acquisitions (M&A) activities and start-ups. The treatment of intercompany transactions and eliminations between group companies has been split into continued and discontinued operations. In cases where the a.s.r. group continues to provide services to a discontinued operation subsequent to the disposal, the elimination of intragroup transactions between the continuing operations and the discontinued operation before the disposal will be treated in a way that reflects the continuance of these transactions, and as such impacts the operating result. This could have an impact on insurance service result, investment and finance result and other adjustments and incidental items. The RoE, which is based on the operating result, is defined as: i. The operating result adjusted for the applicable tax divided by ii. The IFRS equity adjusted for the unrealised capital gains reserve that may be reclassified subsequently to profit or loss and equity components of discontinued operations and non-core activities. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.10 Operating result • Annual Report 2024 ASR Nederland N.V. 148 Page intentionally left blank Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

Annual Report 2024 ASR Nederland N.V. 149

7.11 Company financial statements

7.11.1 Company balance sheet

Company balance sheet

(in € millions and before profit appropriation)	Note	31 December 2024	31 December 2023 (restated)
Non-current assets			
Intangible assets	7.11.3.4	295	363
Property, plant and equipment	7.11.3.5	230	256
Subsidiaries	7.11.3.6	10,660	11,478
Loans to group companies	7.11.3.7	123	378
Investments	7.11.3.8	252	596
Total non-current assets		**11,560**	**13,072**
Current assets			
Other receivables	7.11.3.10	6,391	6,154
Cash and cash equivalents	7.11.3.11	715	121
Total current assets		**7,106**	**6,276**
Total assets		**18,666**	**19,348**

(in € millions and before profit appropriation)	Note	31 December 2024	31 December 2023 (restated)
Equity			
Share capital	7.11.3.12	34	34
Share premium reserve	7.11.3.12	4,070	4,070
Legal reserves	7.11.3.12	857	842
Actuarial gains and losses	7.11.3.12	-175	-288
Retained earnings	7.11.3.12	3,402	2,830
Treasury shares	7.11.3.12	-109	-7
Net result for the year		946	1,086
Less: interim dividend		-245	-228
Unappropriated result	7.11.3.12	701	858
Equity attributable to shareholders		**8,779**	**8,339**
Other equity instruments	7.11.3.12	1,007	1,004
Equity attributable to holders of equity instruments		**9,786**	**9,343**
Provisions			
Employee benefits	7.11.3.13	5,036	5,218
Other provisions	7.11.3.14	79	84
Total provisions		**5,115**	**5,302**
Long-term liabilities			
Subordinated liabilities	7.11.3.15	2,007	2,005
Borrowings	7.11.3.16	826	845
Debts to group companies	7.11.3.17	208	1,001
Deferred tax liabilities	7.11.3.9	430	319
Total long-term liabilities		**3,470**	**4,169**
Current liabilities			
Due to banks	7.11.3.18	-	200
Other liabilities	7.11.3.19	295	334
Total current liabilities		**295**	**534**
Total equity and liabilities		**18,666**	**19,348**

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.11 Company financial statements • Annual Report 2024 ASR Nederland N.V. 150 The numbers following the line items refer to the relevant sections in the notes to the company financial statements. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.11 Company financial statements • Annual Report 2024 ASR Nederland N.V. 151

7.11.2 Company income statement

Company income statement			
(in € millions)	Note	2024	2023
Operating expenses	7.11.3.20	-279	-211
Impairments		-	-1
Other expenses		-1	-3
Other income		1	124
Income from subsidiaries and investments			
Share of result in subsidiaries		1,402	1,115
Investment income	7.11.3.21	225	72
Fair value gains and losses		10	21
Interest expenses	7.11.3.22	-255	-101
Result before tax		**1,104**	**1,016**
Income tax (expense) / gain		81	70
Result after tax from continuing operations		**1,185**	**1,086**
Discontinued operations			
Result after tax from discontinued operations		-240	-
Net result		**946**	**1,086**

7.11.3 Notes to the company financial statements

7.11.3.1 Changes in comparative figures

The impact of these changes on a.s.r.'s profit before tax and shareholders returns is summarised in section 7.3.2.

7.11.3.2 Accounting policies

The company financial statements are prepared in accordance with Title 9, Book 2 of the Dutch Civil Code. The consolidated financial statements of a.s.r. for 2024 have been prepared in accordance with IFRS – including the IAS and Interpretations – as accepted within the EU and with part 9 of the book of the Dutch Civil Code. In accordance with Section 362(8), Book 2 of the Dutch Civil Code, the same accounting policies for the recognition and measurement of assets and liabilities and determination of results applied to the company financial statements are applied to the consolidated financial statements.

Investments in group companies are recognised, using the equity method, in accordance with the accounting policies used in a.s.r.'s consolidated financial statements whereby the goodwill, if any, is presented separately. The share of profit of group companies is reported in conformity with the accounting policies used in a.s.r.'s consolidated financial statements.

Lease contracts are disclosed using IFRS 16 based on the option under RJ 292.1.

Unless stated otherwise, all amounts presented in these financial statements are in millions of €. Calculations in the tables are made using unrounded figures. As a result rounding differences can occur.

7.11.3.3 Acquisitions and legal mergers

In 2024, there were no acquisitions and legal mergers for a.s.r.

On July 2023, a.s.r. acquired the shares of Aegon NL. Following the acquisition, on 1 October 2023, Aegon NL has legally merged with a.s.r. As a result, Aegon NL ceased to exist as a separate legal entity.

Financial statements
Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.11 Company financial statements • Annual Report 2024 ASR Nederland N.V. 152 7.11.3.4 Intangible assets Intangible assets 2024 2023 Goodwill 17 17 Intangible assets 277 346 Total intangible assets 295 363 The goodwill relates to the acquisition of BNG Vermogensbeheer in 2016 (€ 4 million) and to the acquisition of Generali in 2018 (€ 13 million). No impairments were deemed necessary. For more information see section 7.5.1. Intangibles assets mainly relates to the intangible assets acquired through the acquisition of Aegon NL in 2023 and relates mainly to customer relationships, trade names and software. Intangible assets are amortized straight-line over their useful life, which is determined individually (between 5 and 20 years). 7.11.3.5 Property and equipment Property and equipment 2024 2023 Right-of-use assets: Land and buildings owned by subsidiary 210 230 Vehicles 6 6 Other 15 20 Total property and equipment 230 256 The right-of-use assets includes property and equipment that is leased by a.s.r. Land and buildings owned by subsidiary relates mainly to the a.s.r. head office, which is owned by a.s.r. life. Changes in property and equipment 2024 2023 At 1 January 256 219 Additions 1 2 Depreciation -20 -13 Remeasurement—10 Impairments -3 -Other changes—-3 Changes in the composition of the group -4 42 At 31 December 230 256 Gross carrying amount as at 31 December 364 378 Accumulated depreciation as at 31 December -131 -122 Accumulated impairments as at 31 December -3—Net carrying value as at 31 December 230 256 Depreciation of property and equipment is recorded in the operating expenses (see section 7.11.3.20). 7.11.3.6 Subsidiaries Subsidiaries 2024 2023 At 1 January 11,478 5,781 Additions 10 13 Share of result 1,402 1,115 Dividend received -1,587 -1,194 Revaluations 198 202 Other changes 13 -9 Changes in the composition of the group -854 5,570 At 31 December 10,660 11,478 The changes in the composition of the group relate to Aegon NL (2023) and Knab (2024). Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.11 Company financial statements • Annual Report 2024 ASR Nederland N.V. 153 7.11.3.7 Loans to group companies Loans to group companies 2024 2023 At 1 January 378 68 Issues 30 305 Repayments -285 -Revaluations 1 1 Accrued interest -1 4 At 31 December 124 378 The loans to group companies with a principal amount of € 121 million (2023: € 376 million) are expected to be settled more than one year after the balance sheet date and have an average interest rate of 6.15% (2023: 6.22%). Interest income on loans to group companies amounts to € 6 million (2023: € 6 million). The repayment relates to Knab. 7.11.3.8 Investments In 2024 excess cash is invested in short term corporate bonds (2023: short term government bonds). 7.11.3.9 Deferred tax liabilities The deferred tax liabilities mainly arises from the difference in commercial and fiscal valuation of employee benefits (including the assets resulting from the insurance contracts, which are administrated by a.s.r. life and Aegon life) amounting to € 252 million (2023: € 180 million). These also consist of intangible fixed assets, investment property and technical provision valuations to market value. 7.11.3.10 Other receivables The other receivables include receivables from group companies, which include the receivable (reimbursement right) with respect to insurance contracts for the pension plan of a.s.r. administered by a.s.r. life and Aegon life amounting to € 6,133 million (2023: € 6,044 million). The value is equal to the value of the related insurance contracts administered by a.s.r. life and Aegon life, which are both eliminated in the consolidated financial statements. The remaining portion of the receivables from group companies is payable on demand. 7.11.3.11 Cash and cash equivalents Cash and cash equivalents are fully and freely available. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.11 Company financial statements • Annual Report 2024 ASR Nederland N.V. 154

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7.11.3.12 Equity

Statement of changes in equity

	Share capital	Share premium reserve	Legal reserves	Actuarial gains and losses	Retained earnings	Treasury shares	Unappropriated result	Other equity instruments	Equity
At 1 January 2024	**34**	**4,070**	**842**	**-288**	**2,830**	**-7**	**858**	**1,004**	**9,343**
Appropriation of the result previous year	-	-	-	-	858	-	-858	-	-
Net result for the year	-	-	-	-		-	946	-	946
Dividend paid	-	-	-	-	-382	-	-245	-	-627
Remeasurement of post-employment benefit obligation	-	-		113	-	-	-	-	113
Unrealised change in value	-	-	198	-	-35	-	-	-	163
Change in reserves required by law	-	-	-183	-	183	-	-	-	-
Discretionary interest on other equity instruments	-	-	-	-	-63	-	-	-	-63
Issue of other equity instruments	-	-	-	-	-	-	-	500	500
Redemptions of other equity instruments	-	-	-	-	-	-	-	-502	-502
Cost of issue of other equity instruments	-	-	-	-	-5	-	-	-	-5
Treasury shares acquired (-) / sold	-	-	-	-	-2	-102	-	-	-103
Other movements	-	-	-	-	17	-	-	5	22
At 31 December 2024	**34**	**4,070**	**857**	**-175**	**3,402**	**-109**	**701**	**1,007**	**9,786**

	Share capital	Share premium reserve	Legal reserves	Actuarial gains and losses	Retained earnings	Treasury shares	Unappropriated result	Other equity instruments	Equity
At 1 January 2023	**24**	**1,533**	**288**	**-168**	**5,389**	**-79**	**-1,841**	**1,004**	**6,150**
Appropriation of the result previous year	-	-	-	-	-1,841	-	1,841	-	-
Net result for the year	-	-	-	-		-	1,086	-	1,086
Dividend paid	-	-	-	-	-254	-	-228	-	-482
Remeasurement of post-employment benefit obligation	-	-	-	-120	-	-	-	-	-120
Unrealised change in value	-	-	202	-	-20	-	-	-	182
Change in reserves required by law	-	-	352	-	-352	-	-	-	-
Discretionary interest on other equity instruments	-	-	-	-	-48	-	-	-	-48
Treasury shares acquired (-) / sold	-	-	-	-	-1	-4	-	-	-5
Increase (decrease) in capital	10	2,537	-	-	-40	75	-	-	2,582
Other movements	-	-	-	-	-1	-	-	-	-1
At 31 December 2023	**34**	**4,070**	**842**	**-288**	**2,830**	**-7**	**858**	**1,004**	**9,343**

Share capital
For a breakdown of the share capital, see section 7.5.11.1.

Legal reserves
The legal reserves relate to the revaluation of investments in group companies. The legal reserves are maintained in relation to the (not yet received as dividend) share in the result (and other additions to equity) of group companies accounted for using the equity method since initial recognition reduced with the amount of dividend that a.s.r. is able to distribute without restrictions. The legal reserves are not freely distributable. See section 7.9 for more information on the regulatory restrictions.

Treasury shares
For more information on treasury shares, see section 7.5.11.5.

Other equity instruments
The other equity instruments relate to two different hybrid Tier 1 instruments (2023: two different hybrid Tier 1 and Tier 2 instruments) classified as equity. See section 7.5.11.6 for more information.

Freely distributable items
The part of equity attributable to shareholders that is available for dividend distributions is limited by the Dutch Civil Code and the Dutch Supervisory Rules and Regulations (Solvency II requirements). The distribution of capital is restricted in accordance with the Dutch Civil Code for share capital and statutory reserves. The Solvency II requirements stipulate that a.s.r. must maintain a minimum amount of capital.

Financial statements

Introduction
Consolidated financial statements
Accounting policies
Group structure and segment information
Notes to the consolidated balance sheet
Notes to the consolidated income statement
Other notes
Risk management
Capital management
Operating result
Company financial statements

7.11 Company financial statements • Annual Report 2024 ASR Nederland N.V. 155 The freely distributable reserves is based on the lowest outcome of the restrictions from the Dutch Civil Code and the Solvency II requirements. This is further explained in the table below: Distributable items 2024 2023 Equity attributable to shareholders 8,779 8,339 Non distributable items—Share capital1 34 34—Legal reserves 857 842 Distributable items based on the Dutch Civil Code 7,889 7,463 Reserves available for financial supervision purposes 12,321 11,578 Solvency II requirement under the Financial Supervision Act 6,209 6,581 Distributable items based on the Solvency II requirements 6,112 4,997 Freely distributable items (lower of the values above) 6,112 4,997 For more information on Solvency II capital management objectives see section 7.9.1. 7.11.3.13 Employee benefits Employee benefits can be broken down as follows (see section 7.5.15 for further details): Employee benefits 2024 2023 Post-employment benefits pensions 4,974 5,160 Post-employment benefits other than pensions 35 39 Post-employment benefit obligation 5,010 5,199 Other long-term employee benefits 27 19 Total 5,036 5,218 7.11.3.14 Other provisions Changes in provisions 2024 2023 At 1 January 84 3 Additional provisions 28 65 Reversal of unused amounts -1 -1 Utilised in course of year -32 -9 Changes in the composition of the group—25 At 31 December 79 84 Provisions primarily relate to provisions for employee restructuring and retained disability risk. See section 7.5.16 for more information. The timing of the outflow of resources related to these provisions is uncertain because of the unpredictability of the outcome and time required for the settlement of disputes. An amount of € 52 million (2023: € 70 million) of the provisions is expected to be settled within twelve months after the balance sheet date. 7.11.3.15 Subordinated liabilities For information regarding the subordinated liabilities see section 7.5.12. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.11 Company financial statements • Annual Report 2024 ASR Nederland N.V. 156 7.11.3.16 Borrowings Borrowings 2024 2023 Loans 597 596 Lease liabilities 229 248 Total borrowings 826 845 The loans relate to the issue of the green senior bond under the a.s.r. Green Finance Framework of € 600 million in 2023. The bond has a maturity of 5 years with a fixed rate coupon of 3.625%. The lease liabilities consist primarily € 215 million (2023: € 220 million) of the lease of the a.s.r. head office from a.s.r. life. The interest rate for the lease of the head office is 1.5% (2023: 1.5%). The maturity of this contract is 31 years, which includes the total of five extension options of five years each. An amount of € 15 million (2023: € 20 million)of the lease liabilities is expected to be settled within twelve months after the balance sheet date. 7.11.3.17 Debts to group companies Debts to group companies with a principal amount of € 205 million (2023: € 996 million) have an average interest rate of 3.86 % in 2024 (2023: 3.92%). The maturity of the loans varies from 1—3 years. An amount of € 30 million of the debt to group companies is expected to be settled less than or equal to one year after the balance sheet date. There is no significant difference between the carrying amount of the debt to group companies and the fair value of these liabilities. No securities or guarantees have been agreed and no collateral is posted. 7.11.3.18 Due to banks In 2024, due to banks amounted to € nil (2023: € 200 million). 7.11.3.19 Other liabilities Other liabilities 2024 2023 Short-term employee benefits 27 18 Trade payables 24 10 Other liabilities 243 306 Total other liabilities 295 334 879241-001-Part-2 28Mar25 13:48 The carrying amount of other liabilities is a good approximation of their fair value. 7.11.3.20 Operating expenses The operating expenses of € 279 million (2023: € 211 million) are operating expenses relating to holding activities. The increase in the operating expenses is mainly due to the integration of Aegon NL entities. See section 7.6.11 for the total operating expenses of the Group. Operating expenses also include depreciation of the right-of-use assets owned by subsidiaries of € 16 million (2023: € 12 million). The average number of employees working for a.s.r. is 7,684 (2023: 6,154), all working in the Netherlands. a.s.r. allocates expenses to subsidiaries according to the extent to which the expenses incurred can be related to the activities of the subsidiary. This allocation is reassessed each year. 7.11.3.21 Investment income The investment income of € 225 million (2023: € 72 million) mainly increased as a result of an increase in the interest income relating to the employee benefits obligation allocated to the holding. 7.11.3.22 Interest expense The interest expense relates primarily to the interest on subordinated liabilities, interest owed to credit institutions and to the interest on the lease liabilities. 7.11.3.23 Auditor’s fees The following fees for the financial years have been charged by KPMG Accountants N.V. to a.s.r., its subsidiaries and other consolidated entities, on an accrual basis. Auditor’s fee Amounts in € thousands 2024 2023 KPMG KPMG Other auditor Audit of the financial statements 16,714 15,410 6,144 Other audit engagements 2,818 1,712 2,076 Total audit fees 19,532 17,123 8,220 Fees for audit engagements include fees paid for the audit of the consolidated and company financial statements, quarterly reports and other reports. In the above mentioned years no fees were paid for tax-related advisory services to KPMG Accountants N.V. and no fees were paid to other KPMG networks, other than KPMG Accountants N.V. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.11 Company financial statements • Annual Report 2024 ASR Nederland N.V. 157 7.11.3.24 Related parties A related party is a person or entity that has significant influence over another entity, or has the ability to affect the financial and operating policies of the other party. Parties related to a.s.r. include associates, joint ventures, members of the EB and MB, members of the SB, close family members of any person referred to above, entities controlled or significantly influenced by any person referred to above and any other affiliated entity. a.s.r. enters into transactions with related parties during the conduct of its business. These transactions mainly involve loans, debts, deposits and commissions, and are conducted on terms equivalent to those that prevail in arm’s length transactions. • Related party transactions in relation to members of the EB, MB and SB are mentioned in section 7.7.4 of the consolidated financial statements. In this chapter are also the related party transactions in relation to Aegon Ltd and its group companies (since Aegon Ltd. has significant influence over a.s.r.) mentioned. • The remuneration of the EB and SB members of a.s.r. is disclosed in section 7.7.5 of the consolidated financial statements. • The loans (including interest income) and debts to group companies are described in 7.11.3.7 respectively 7.11.3.17 of the financial company statements. The post-employment benefit plan of a.s.r. is administered by a.s.r. life and Aegon life. For information regarding to this plan reference is made to section 7.11.3.10 of this company financial statements. 7.11.3.25 Contingent liabilities Joint and several liability a.s.r. forms a fiscal unity for corporate income tax and VAT with nearly all of its subsidiaries. The company and its subsidiaries that form part of the fiscal unity are jointly and separately liable for taxation payable by the fiscal entity. A statement of joint and several liability under section 403, Book 2 of the Dutch Civil Code has been issued by a.s.r. for the companies identified in section 7.7.9. Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

7.11 Company financial statements • Annual Report 2024 ASR Nederland N.V. 158 Utrecht, 25 March 2025 Executive Board Jos Baeten Ewout Hollegien Ingrid de Swart Supervisory Board Joop Wijn Bob Elfring Sonja Barendregt Gisella Eikelenboom Gerard van Olphen Daniëlle Jansen Heijtmajer Lard Friese Financial statements Introduction Consolidated financial statements Accounting policies Group structure and segment information Notes to the consolidated balance sheet Notes to the consolidated income statement Other notes Risk management Capital management Operating result Company financial statements

Schedule II In addition to the condensed financial information of the parent company included in note 7.11, a condensed statement of cash flows and a condensed statement of comprehensive income are included below. Condensed financial information of parent company As at and for the year ended 31 December 2024 (a) Comprehensive income Condensed parent company statement of comprehensive income (in € millions) 2024 2023 Net result 946 1,086 Items that will not be reclassified to the statement of profit or loss 283 54 Items that may be reclassified to the statement of profit or loss -7 7 Total other comprehensive income after tax 276 61 Total comprehensive income 1,222 1,147 (b) Cash flows Condensed parent company statement of cash flows (in € millions) 2024 2023 Results before tax 1,104 1,016 Adjustments non-cash items included in result -1,376 -1,132 Net cash flows from operating activities -272 -116 Purchase of Aegon NL—-2,260 Sale of Knab 611 -Dividends and capital repayments of subsidiaries 846 1,194 Net cash flows from investing activities 1,457 -1,066 Purchase of treasury shares -103 -5 Issuance and repurchase of borrowings—596 Issuance and repayments of debt / loans to group companies 205 -305 Issuance of perpetuals 500 -Repayments of perpetuals -502 -Dividends paid -627 -482 Coupons on perpetaual securities -63 -48 Sales of investments for funding Aegon NL acquisition—1,443 Net cash flows from financing activities -591 1,199 Changes in cash and cash equivalents 594 17

Schedule III Supplementary insurance information As at and for the year ended 31 December 2024 Segment Insurance service Other operating Insurance liability CSM Insurance Liability BEL Insurance Liability—RA Insurance liability PAA Insurance revenue Investment income (in € millions) expense expenses Non-life 293 5,271 217 1,992 5,614 485 5,258 285 Life1 5,382 86,914 2,524—4,241 5,643 3,692 3,674 Asset Management — ——219—445 Distribution and Services — ——8—382 Holding and Other — ——220—514 Eliminations — — -254 -224 -211 -290 Total 5,675 92,185 2,741 1,992 9,601 6,351 8,739 5,010 1 Includes life-participating contracts. The numbers included in schedule III are based on IFRS.

Independent Auditors’ Report To the Supervisory Board of ASR Nederland N.V. Opinion We have audited the consolidated financial statements of ASR Nederland N.V. (and its subsidiaries) (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and the related notes, and financial statement schedules II and III (collectively, the consolidated financial statements). In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as endorsed by the European Union (EU-IFRS). Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Emphasis of Matter As discussed in note 7.1.2, the consolidated financial statements have been prepared in accordance with EU-IFRS, which differs from International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB). Our opinion is not modified with respect to this matter. Other Matter The accompanying consolidated balance sheet of the Company as of December 31, 2023, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, the related notes to the consolidated financial statements, and financial statement schedules, were not audited, reviewed, or compiled by us, and, accordingly, we do not express an opinion or any other form of assurance on them. Responsibilities of Management for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with EU-IFRS, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are authorized for issuance.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements. In performing an audit in accordance with GAAS, we: • Exercise professional judgment and maintain professional skepticism throughout the audit. • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed. • Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements. • Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit. /s/ KPMG Accountants N.V. Utrecht, The Netherlands 25 March 2025